Form 20-F
period 1999-03-31
PROFESSIONAL STAFF PLC
filed 1999-08-03
CIK 1018290

As filed with the Securities and Exchange Commission on August 3, 1999
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549

                                    FORM 20-F


                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    For the fiscal year ended March 31, 1999
                         Commission file number 0-28662

                             PROFESSIONAL STAFF PLC
             (Exact name of Registrant as specified in its charter)

                                England and Wales
                 (Jurisdiction of incorporation or organization)

                                 Buckland House
                                 Waterside Drive
                              Langley Business Park
                                 Slough SL3 6EZ
                                     England
                       -----------------------------------
                    (Address of principal executive offices)

           SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                Title of                        Name of each exchange
               each class                        on which registered
               ----------                        -------------------

                  None                                  None

           SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                   Ordinary Shares, nominal value 2p per share
                                (Title of Class)

              SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION
                      PURSUANT TO SECTION 15(d) OF THE ACT:

                                      None
                                (Title of Class)

Indicate the number of issued shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

              8,496,353 Ordinary Shares, nominal value 2p per share
                             -----------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

         Yes |X|  No |_|

Indicate by check mark which financial statement item the Registrant has elected to follow:

         Item 17 |_| Item 18 |X|
--------------------------------------------------------------------------------

                      Page 1 of 48-Exhibit Index on Page 30

                                TABLE OF CONTENTS


PART I.........................................................................4
      Item 1.  DESCRIPTION OF BUSINESS.........................................4
      Item 2.  DESCRIPTION OF PROPERTY........................................12
      Item 3.  LEGAL PROCEEDINGS..............................................12
      Item 4.  CONTROL OF REGISTRANT..........................................12
      Item 5.  NATURE OF TRADING MARKET.......................................13
      Item 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY
               HOLDERS........................................................13
      Item 7.  TAXATION.......................................................14
      Item 8.  SELECTED FINANCIAL DATA........................................18
      Item 9.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
               FINANCIAL CONDITION AND RESULTS OF OPERATIONS..................19
      Item 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK......25
      Item 10. DIRECTORS AND OFFICERS OF REGISTRANT...........................25
      Item 11. COMPENSATION OF DIRECTORS AND OFFICERS.........................27
      Item 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.27
      Item 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.................29

PART II.......................................................................29
      Item 14. DESCRIPTION OF SECURITIES TO BE REGISTERED.....................29

PART III......................................................................29
      Item 15. DEFAULTS UPON SENIOR SECURITIES................................29
      Item 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR
               REGISTERED SECURITIES..........................................29

PART IV.......................................................................29
      Item 17. FINANCIAL STATEMENTS...........................................29
      Item 18. FINANCIAL STATEMENTS...........................................29
      Item 19. FINANCIAL STATEMENTS AND EXHIBITS..............................30

                                  Introduction


         In this Annual Report on Form 20-F (the "Annual Report"), references to "U.S. dollars", "dollars", "U.S.$" or "$" are to currency of the United States of America (the "U.S." or the "United States"), references to "pounds sterling", "sterling", "(pound)", "pence" or "p" are to currency of the United Kingdom of Great Britain and Northern Ireland (the "U.K." or "United Kingdom"). The Company publishes its consolidated financial statements in pounds sterling. Solely for the convenience of the reader, this Annual Report contains translations of certain pound sterling amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the pound sterling amounts actually represent such U.S. dollar amounts or have been, could have been, or could be, converted into U.S. dollars at the rate indicated or at any other rate. Unless otherwise indicated, the translations of pounds sterling into U.S. dollars have been made at $1.6140 per (pound)1.00, the noon buying rate in the City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on March 31, 1999, the date of the most recent balance sheet of the Company included herein.

         Professional Staff plc prepares its financial statements in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The financial statements and other financial data included elsewhere in this Annual Report have been prepared in accordance with U.S. GAAP, unless otherwise stated. The Company prepares its financial statements on the basis of a financial year beginning on April 1 and ending on March 31. References to a fiscal year in this Annual Report shall, unless otherwise indicated, be references to the financial year of the Company ending on March 31 of such year. In this Annual Report, financial results and operating statistics are, unless otherwise indicated, stated on the basis of such financial years.

                   ------------------------------------------


         Unless otherwise specified or the context otherwise requires, in this Annual Report, the "Company" or "Professional Staff" refers to Professional Staff plc together with its subsidiaries, "Lab Staff" refers to Lab Staff Limited, "Executives on Assignment" refers to Executives on Assignment Limited, "Salisbury" refers to Salisbury Consulting Group Limited, "S-Com" refers to S-Com Computer Systems Engineers Limited, "SDS" refers to SDS Computer Group Limited, "The Woolf Group" refers to The Woolf Group, Inc., "Euromedica" refers to Euromedica plc and Euromedica International Limited combined, "EPL" refers to EPL Overseas Limited "S-Com EPL" refers to S-Com and EPL combined, and
"Praxis" refers to Praxis Executive Task Force Limited.

         The Company was incorporated on February 20, 1990 under the laws of England and Wales. Its principal executive offices are located at Buckland House, Waterside Drive, Langley Business Park, Slough SL3 6EZ, United Kingdom (telephone 44-1-753-580-540).

                                     PART I

Item 1.  DESCRIPTION OF BUSINESS

         Professional Staff is a specialty staffing services company based mainly in the United Kingdom and the United States, providing temporary and permanent placement services to the technology, science and management sectors. Since the Company's initial public offering in August 1996, the Company has completed seven significant acquisitions which have expanded the range of specialty services, geographic markets and industry sectors that the Company serves. Within the technology sector, the Company offers highly specialized professionals in telecommunications, datacommunications, IT and specialty engineering. Major customers of the Company's technology staffing services include BT, Orange, Ericsson, Qualcomm, Lucent and Nokia. Within the science sector, in which the Company continues to dominate the UK staffing market, the Company offers scientists and laboratory technicians with expertise in more than 500 different skills in disciplines including chemistry, microbiology and biotechnology. In the United States, the Company offers clinical research professionals and associated services to major pharmaceutical and clinical research organisations. The Company's science division also includes Europe's largest executive search consultancy dedicated to the pharmaceutical, bioscience and healthcare industries. The Company's major clients within the science sector include Glaxo Wellcome, Astra Zeneca, SmithKline Beecham, Merck, Sharp & Dohme and Evans Medical. Within the management sector, in which the Company leads the UK market, the Company offers interim managers and executives across a broad spectrum of industry and commerce.

         The Company's head offices are located in Langley near London. In addition, the Company has offices throughout the United Kingdom, in San Francisco and Chapel Hill, North Carolina in the United States, and in Brussels and Munich in continental Europe.

Industry Overview

         The staffing industry in the United Kingdom, including both temporary and permanent staffing, is the largest in Europe and has experienced significant growth. From 1995 to 1998, the total market grew from an estimated $18.5 billion to $25.6 billion, or approximately 38%. The penetration rate, measured as the number of temporary workers expressed as a percentage of the total work force, is estimated by the Federation of Recruitment and Employment Services ("FRES") to be approximately 3.3%. The UK market is highly fragmented with approximately 2,500 companies active in a deregulated environment. The overall trend in continental Europe has been toward progressive liberalization and recent deregulation has created new development opportunities for the staffing industry. See "--Regulation."

         Specialty staffing services have become a significant component of human resource management. Staffing companies create value by providing the flexible work force that allows client companies to focus on core competencies. Strategic recruitment outsourcing allows companies effectively to manage human resources in response to operational fluctuations and economic and product cycles. Increasingly, corporations are turning to temporary workers as a means to achieve greater operating efficiency, to transfer fixed labor costs to variable costs, to add flexibility to operations, to reduce risks associated with hiring permanent employees and to import skills missing from their organizations.

         Permanent recruitment services with dedicated technical expertise are also becoming increasingly important as demand has reduced the pool of available specialty professionals and made it more difficult to locate qualified candidates. For these reasons the Company believes that clients have become increasingly reliant upon specialty permanent placement and search services.

         Technology Sector. Telecommunications services is one of the fastest growing sectors of the staffing industry. The expansion of the global market for communication services and the continued development of new technology has been accompanied by substantial expenditure on developing new equipment and services required to upgrade existing and develop new networks. Particularly in less developed countries with limited existing communications infrastructure, the number of subscribers has increased substantially as the installation of wireless networks proves more cost-efficient and expeditious than the rollout of landline networks. Expenditures on equipment and service are driven by changing technology as existing land line and wireless networks that represent first generation technology are converted to accommodate second generation digital technologies. The Company expects that in the next several years newer third generation technologies will be developed that will deliver voice, data and video signals. These new technologies should continue to stimulate expenditures for services and equipment.

         Information Technology services, including data communications and specialty software engineering, is also a fast growing sector as a result of increased demand for personnel in a range of computer-related disciplines, including technical project support, software development, documentation systems and database management.

         Industries involved in high and emerging technologies continue to experience strong growth and an increasing reliance on both core and contingent skills at the right levels and at the right time. Management believes that rapid technological change, intense competition and increasing specialization have all resulted in an increasing use of and reliance by employers upon providers of specialty staffing services.

         Science Sector. Science services has been a growing sector in the United Kingdom following the Company's pioneering of the use of temporary professionals in the scientific laboratory. The use of temporary scientific professionals has grown in recent years in the pharmaceutical, biotechnology, environmental, food, chemical and petrochemical industries. This growth is the result of increased acceptance of the use of temporary workers as well as shortages of certain scientific skills. In the United States, demand for clinical trials staffing services is being driven by the unprecedented growth in the clinical trial segment of the drug development industry. Technological advances and market demand for novel drug therapies have led pharmaceutical and biotechnology companies ("sponsors") to produce over 400 new drug compounds a year. Concurrently, stringent approval requirements demand a greater number of trials per compound and a greater number of patients per trial. As a result of the growth in this segment, sponsors are increasing their reliance on clinical trial outsourcing services to gain access to greater clinical trial capacity and a larger supply of experienced clinical trial personnel with specific therapeutic expertise. Management believes that science services in both the UK and the US offer significant opportunities for future growth.

         Management Sector. The use of interim managers and executives in the UK is an emerging market, in which the Company has been one of the leading pioneers. There is now growing acceptance of the flexibility and cost effectiveness of using interim managers alongside the regular management team, not simply as a solution to a crisis. Management believes that the management sector offers significant opportunities for future growth.

Business Strategy

         Management believes that the Company has achieved a strong competitive position in the staffing industry attributable to a number of business strategies, including the following:

         Operating only in specialized sectors. The Company operates in highly focused sectors of the staffing industry through businesses with readily identifiable trade names related to the sector served. These sectors are technology, science and management and, as such, offer higher added value services to clients. The Company believes that the large number of discrete technology and scientific skills, the need for large candidate databases to match candidates' skills with clients' needs and the importance of established client relationships raise the barriers to entry for competitors in these sectors. Through its teams of recruitment consultants and its delivery systems, the Company believes it offers its clients quality service due to its exceptional understanding of the skills required for each sector.

         Employing qualified and experienced sales teams. In the technology sector, recruitment consultants are generally computer or business graduates, trained in the specific industry in which they work. The Company's recruitment consultants working in the scientific sector generally have university degrees in science, including many with PhDs. Each consultant is qualified in a specialized scientific discipline such as analytical chemistry, biochemistry, microbiology, organic chemistry or food science, among others. As a result, the Company's sales teams are experienced and well qualified to understand and serve the specific needs of clients in each of the sectors in which it operates.

         Providing value-added services. Management places great importance on providing a high quality, flexible service. Encouraging as well as responding to the trend toward flexible employment practices, the Company is able to deliver qualified candidates whose skills are carefully matched to each assignment and who are available when needed. The Company focuses on achieving an exceptional understanding of clients' needs, quickly identifying suitable candidates who meet those needs and then managing the process of selection and assignment and administering the ongoing service.

         Identifying qualified candidates. The Company invests in recruitment advertising through the Internet and other media to identify and recruit qualified professionals who are available for client assignments. The Company's databases contain approximately 25,000 names in technology, 30,000 names in science and 5,000 names in management.

         Emphasizing a partnership approach. Management emphasizes a partnership approach that offers added value to both clients and candidates. For example, Lab Staff advises candidates on interview and presentation skills. In addition, the Company offers information to its clients regarding the availability of skills and on appropriate and prevailing salary levels. Under S-Com's "Skills Management" approach, the Company assesses with its clients both current and future skills requirements. For its contractors S-Com EPL pays special attention to financial, social and accommodation issues, particularly in the case of remote or overseas assignments.

         Operating decentralized management with central financial controls. Each of the Company's subsidiaries focuses on its own service sector, technology, skills and clients. The Company operates in a decentralised manner which encourages an entrepreneurial environment within each subsidiary. Operating company managers are given latitude to concentrate on their market and manage day-to-day operations within their areas of expertise. The Company's management regularly monitors operations and results are reported and consolidated monthly. The Company's businesses operate discrete accounting systems in accordance with the specific requirements of each business, but report results under a common reporting timetable and framework and according to common accounting policies. Treasury operations are controlled centrally. Each operating company's financial planning, budgeting and forecasting is co-ordinated by the Company's Chief Financial Officer.

         Continuing investment in advanced information systems and office technology. The Company believes its databases and operating systems permit a rapid and precise response to client needs and a high degree of productivity. Management believes that the responsiveness of these systems provides an important competitive advantage. The Company budgets for continuing investment in operating systems to benefit from advances in office technology.

Growth Strategy

         The Company is pursuing a growth strategy which includes investment in, and development of, its current businesses combined with an acquisition strategy to increase the size and scale of services within existing markets served and to enter new specialty sectors.

         In the technology sector, the Company believes that it is well positioned to generate internal growth as a result of its focus in the growing telecommunications, datacommunications and IT industries and in the specialty engineering sectors it serves. In addition, S-Com EPL has established a growing presence in the United States and Germany.

         In the science sector, the Company intends to strengthen its position as the market leader in the United Kingdom by expanding its range of staffing services to higher skill levels and further promoting its existing brands. The acquisition of Euromedica, the largest executive search firm in Europe dedicated exclusively to the pharmaceutical, bioscience and healthcare sectors, expands the Company's operations in science employment into selected European countries. The acquisition of The Woolf Group gives the Company a significant presence in science employment in the United States. The Company intends to accelerate the implementation of The Woolf Group's growth strategies, which include entry into new regional operations in the United States.

         In the interim management sector, a relatively new and developing market, the Company believes it is well positioned to achieve greater market penetration by increasing sales to existing clients and developing business with new clients. The acquisition of Praxis further strengthened the position of the Company in this sector, making it the leading provider of interim executives and managers in the United Kingdom.

         The Company intends to pursue and evaluate further acquisition opportunities which fit within its growth strategy. The Company's acquisition policy is to expand its presence in its current sectors, facilitate entry into new geographic areas within its current sectors and permit expansion into new specialty growth markets within the United Kingdom. The primary criteria for evaluating each potential acquisition include the nature and degree of specialization, growth potential within the sector served, geographic coverage, quality of management and its commitment to the business on an ongoing basis, profitability trends and transaction terms believed by the Company to be favorable.

Operations

         The following table sets forth the structure, by sector, of the Company's principal operations and services provided.

Business Sector       Principal Industries Served                  Brand Name                        Services Provided
---------------       ---------------------------                  ----------                        -----------------
Technology            Telecommunications,                          S-Com EPL                        Temporary Staffing
                      Datacommunications,
                      IT, Specialty Software Engineering

Science               Pharmaceutical, Chemicals,                   Science Recruitment Group
                      Biotechnology, Food & Beverage,                  Lab Staff                     Temporary Staffing
                                                                       ESCA                          Permanent Recruitment
                                                                       Scientech                     Permanent Recruitment
                                                                   Salisbury Advertising &
                                                                      Marketing                      Recruitment Advertising
                                                                   Euromedica                        Executive Search
                                                                   The Woolf Group                   Clinical Trials Staffing

Management            All industry sectors                         Executives on Assignment          Temporary Staffing
                                                                   Praxis Executive Taskforce        Temporary Staffing
                                                                   ESA                               Permanent Recruitment and
                                                                                                     Temporary Staffing

         In fiscal 1999, S-Com and EPL were fully integrated into a single subsidiary of the Company operating under the S-Com EPL name.

         In fiscal 1999, following the determination of all remaining contingent consideration, the Company restructured Salisbury's operations by selling or terminating minor non-core activities and transferring other operations to the Company's Management and the Science divisions. ESCA, which provides science professionals for permanent appointments from research scientists through to senior management levels, and Scientech, which supplies laboratory level scientists and technicians for permanent positions, have been transferred to the Science Recruitment Group. ESA, which provides permanent recruitment services in technology and civil engineering, has been transferred to the management division.

         Staffing and Recruitment Services in Technology

         S-Com EPL. S-Com EPL specializes in providing temporary and contract systems engineers and other specialists to the telecommunications and datacommunications industries. S-Com EPL also provides information technology and specialty engineering skills to these and other sectors including the defense industry and for air traffic control systems. Skills provided include systems planning and design, project management, software application development, systems and network implementation, systems integration, high-level programming and system maintenance.

         S-Com EPL has pioneered a partnering approach with telecommunications equipment manufacturers and service providers for the roll out of new networks for mobile telephones. The Company identifies bidders for license awards and helps the bidder to identify the specific skills required to complete the rollout successfully. The Company plans the delivery of the technical personnel required, and in some cases, subsequently manages the staffing of projects. The planning process is generally undertaken some months before the license is awarded. While the Company attempts to align itself strategically with key bidders, it seeks to avoid exclusive arrangements so that it can provide services to any successful bidder. S-Com EPL currently has operations in the United Kingdom, Germany and in the United States and is providing contractors in some 25 countries.

         Staffing and Recruitment Services in Science

         Lab Staff, ESCA and Scientech (the Science Recruitment Group). Lab Staff is the leading temporary staffing business specializing in the laboratory sciences in the United Kingdom. It provides temporary scientists and technicians to industrial employers, government laboratories and research institutions throughout the United Kingdom. Average assignment length is six months, and approximately 15% of assignments are ultimately converted to permanent assignments for which a fee is generally payable. ESCA and Scientech provide scientific management and laboratory level permanent placement services, respectively. The businesses seek to provide quality service to their clients by understanding each client's highly technical needs, quickly identifying suitable candidates that meet those needs and managing the process of introducing a candidate and administering the ongoing service with a minimum of client involvement.

         The three brands, Lab Staff, ESCA and Scientech, now operate within an umbrella brand, the Science Recruitment Group which represents a single source for science employers' recruitment needs whether for temporary or permanent positions, senior management or laboratory technicians.

         Euromedica. Euromedica, which was acquired by the Company in March 1999, is the largest executive search firm in Europe dedicated exclusively to the pharmaceutical, bioscience and healthcare sectors. Euromedica provides executive-level recruitment services to clients through the United Kingdom and continental Europe. The company has a network of offices serving the United Kingdom, Belgium, Holland and Germany as well as licence arrangements covering France and Spain and associates or joint ventures in the United States, the Far East and India. The Company believes that the acquisition of Euromedica substantially enhances the Company's permanent placement business while providing Lab Staff with in-country bases and local expertise for assisting with the development of temporary scientific staffing services in Europe.

         The Woolf Group. The Company acquired the Woolf Group in March 1999. Headquartered in Chapel Hill, North Carolina, The Woolf Group specializes in the recruitment and placement of clinical research professionals on a contract basis for pharmaceutical, biotechnology, clinical research and site management organizations. The Company also provides meeting planning services, primarily for investigator meetings to initiate clinical trials, to those same companies. In addition, the Company recently began providing permanent placement services in response to the increasing demand for permanent clinical research professionals and senior management positions. The Company's clients are primarily located in North Carolina, Virginia, New Jersey, Pennsylvania, California, Massachusetts, New York and Texas.

         The Woolf Group markets it clinical research staffing services to companies engaged in the clinical trial stage of drug development. The Company recruits and places a variety of clinical research professionals, including monitors, project managers, medical writers, medical officers, clinical research coordinators and quality assurance auditors. The objective of the clinical staffing business is appropriately and responsively to identify and match clinical research professionals with each client's staffing needs. To do so, The Woolf Group adheres to a comprehensive standard operating procedure when seeking to fulfil clients' requirements.

         Staffing and Recruitment Services in Interim Management

         Executives on Assignment and Praxis Executive Taskforce. The Company acquired Praxis Executive Taskforce in October 1998. Executives on Assignment and Praxis Executive Taskforce place experienced executives on temporary assignments across all functions in all types of industrial, commercial and public sector activity throughout the United Kingdom. Management believes that together, these companies are the leading employment business dedicated exclusively to this sector. All senior recruitment consultants in the business are experienced executives with knowledge and insight into management and its functions. Their effective selection of qualified candidates and accurate matching of these to clients' needs is fundamental to the business. Assignments range from senior executive officers to middle management, and are typically for periods of six to twelve months.

         Candidates

         The identification and recruitment of qualified professionals who are available for client assignments is a key component of the Company's operations. The Company expends considerable efforts and resources in maintaining its candidate databases. The Company's databases contain approximately 25,000 names in technology, 30,000 names in science, and 5,000 names in management.

         Candidates are sourced principally through advertising and direct solicitation. In the technology sector, candidates are sourced through advertising in trade journals such as Mobile Europe, Computer Weekly and Computer Contractor, as well as globally through the Internet. In the science sector, the Company advertises in the specialty trade press such as New Scientist, Chemistry in Britain and other journals relevant to a specific industry such as food, plastics or biotechnology. In the management sector candidates are sought through advertising, usually in national newspapers such as The Times, The Sunday Times and The Daily Telegraph. The Company also receives a considerable number of unsolicited resumes without the need for specific advertising or solicitation. Universities are a valued source of newly qualified candidates and the Company recruits at a number of universities through university web sites and attendance at career and job fairs.

         In technology, candidates are selected for possible assignments initially on the basis of the technical information provided on the resume and are normally interviewed in depth on the telephone and in person where appropriate. The recruitment consultant assesses a candidate's suitability for the assignment based on a detailed understanding of the skills required by a client. In science, all candidates for temporary or permanent positions are interviewed in person by the Company's recruitment consultants and their skills and experience are precisely matched to the demands of the assignment. In management, only candidates meeting strict selection criteria are accepted onto the Company's database. Those selected for possible assignments are interviewed personally by both the Company's recruitment consultants and by the client.

         Clients

         Over 60% of the Company's revenues in the technology sector are derived from clients in the telecommunications industry and include both equipment manufacturers and service providers such as BT, Orange, Ericsson, Qualcomm, Lucent Technologies and Nokia. Clients in datacommunications include BT, National Westminster Bank, Racal and IBM. BT is the largest client, accounting for approximately 9% of the Company's revenues for the year ended March 31, 1999. Other clients include GEC Marconi, Raytheon, the Defence Research Association, the Civil Aviation Authority and the National Air Transport System. Staffing assignments are agreed on the basis of rates and terms negotiated for each assignment or which form part of a preferred supplier agreement. In international telecommunications rollouts, the Company does not enter into contractual commitments to provide services on any date or at any specific cost, nor are there penalties for failure to deliver personnel, to complete a rollout in a given manner or by a specified time.

         In the science sector, clients include leading pharmaceutical, biotechnology, chemical, environmental, petrochemical, food and beverage and manufacturing companies as well as government laboratories and research institutions. The Company's major clients within the science sector include Glaxo Wellcome, Astra Zeneca, SmithKline Beecham, Merck, Sharp & Dohme and Evans Medical. In temporary staffing, the majority of the Company's agreements with customers cover assignments with rates and on terms negotiated for each assignment. However, the Company has entered into special agreements with certain regular clients covering services supplied, bill rates, conversion fees, discounts and rebates. Such agreements generally have a term of one year. None of these agreements requires clients to use the Company's services.

         Clients in the management sector are found in a broad cross section of industry, commerce, financial services and public sectors and range in size from small companies to very large global organizations. Assignments for temporary executives have been in general management, sales, marketing, finance, information technology, human resources and production.

         Quality

         Management attaches great importance to providing high quality services on a consistent and regular basis. Most of the Company's technology and science staffing companies are ISO 9002 accredited. The Company has implemented comprehensive internal quality policies that control, monitor and record a number of procedures. Such policies include quality control calls that are generally made during the first week and periodically throughout temporary assignments to ensure that both client and temporary worker are satisfied with the progress of the assignment. Lab Staff clients are asked to complete candidate assessments which are regularly summarized and reviewed by management. Permanent recruitment services are governed by quality control procedures from the outset of the recruitment process, through the appointment of the selected candidate to follow-up calls some weeks later. The initial stages involve very detailed liaison between the Company and its clients to ensure a complete understanding by the Company of clients' needs.

         Sales and Marketing

         Each operating company has developed a sales and marketing strategy to address specific needs within each sector served. In the technology sector, S-Com's recruitment consultants focus on developing client relationships through regular contacts at various levels within a client's organization. This may involve spending time on the clients' premises or on site to gain deeper understanding of future projects and the skills required for these. S-Com is a pioneer in the "Skills Management" process whereby its staff, with clients, jointly assess future skills requirements and plan accordingly. In the science sector, marketing focuses primarily on temporary scientific personnel, and is targeted toward laboratory managers and research or development directors. The Company also targets human resource departments. Marketing methods include seminars, direct mail, publication of articles in national and trade press journals and exhibits at trade shows as well as telephone contact and client and prospect site visits. In the management sector, potential clients are targeted through direct contact and mailing and public relations programs including a newsletter, The Interim. Marketing also includes management briefings for chief executives, human resource directors and finance directors.

         Information Systems

         Information systems are fundamental to the operations of the Company due to the broad range of specialty skills employed in the sectors served. A client's request typically specifies not only a particular skill, but also a specific level of educational qualification, the type of industry experience, the functions performed and the total years of experience required. Because of these requirements, each business has developed a candidate database that allows rapid identification of suitable candidates who meet the client's specified criteria.

Competition

         In each of the sectors in which the Company operates, the staffing services industry is fragmented and highly competitive with relatively low barriers to entry. Competition and the Company's competitive position in the technology sector vary across the industries served. In international telecommunications staffing, S-Com EPL has established a leading position with few competitors having similar skills and industry expertise. In the U.K. telecommunications, data communications and information technology markets, S-Com EPL faces competition from a number of IT staffing companies but seeks to position itself as a specialist provider of technical skills often supporting clients' R&D activities. Competitors include Glotel, a telecommunications specialty services provider, as well as numerous IT staffing companies such as Delphi Group, Parity, Abraxas (part of Select Appointments) and Lorien.

         In the science sector, management believes that Lab Staff is the only scientific staffing company in the United Kingdom with an extensive nationwide presence and which specializes in all levels of science employment. Competition is usually regional in nature with few companies specializing in science. ESCA and Scientech are among several leading recruitment businesses specializing in the permanent placement of scientists. These businesses also compete with certain national search firms who, while not specializing in science, accept all types of recruitment assignments at senior executive levels.

         In the management sector, Executives on Assignment and Praxis Executive Taskforce are one of the leaders in the field of interim management and face competition from other specialist providers, of which management believes there are three or four. Some search firms and management consultants, such as PA Consulting, also operate in this sector.

         Management believes that the Company's competitiveness is based on its ability to understand a client's specific needs, the ability to deliver qualified candidates whose skills are well matched to those needs and on the pricing of its services.

         The principal competitive factors in attracting qualified candidates are salaries and benefits and the availability, duration and quality of assignments. Management believes that many candidates seeking temporary or permanent assignments through the Company are also pursuing employment through other means, including other temporary employment service firms. Increasing demand, particularly in the technology sector, has reduced the pool of available specialty professionals and increased difficulty of finding qualified candidates. Therefore, the Company's reputation and its ability to offer appropriate assignments are important factors in the Company's ability to attract high-quality candidates. In permanent recruitment, the ability to secure quality job opportunities from quality clients will determine competitive advantage and will help to attract suitable candidates.

Employees

         At March 31, 1999, the Company had 251 employees (full-time equivalent), of whom approximately 160 were recruitment consultants and operational staff. None of the Company's employees, or its temporary workers, is represented by a collective bargaining agreement. The Company believes that its employee relations are good.

Regulation

         Staffing services firms are generally subject to one or more of the following types of government regulations: (i) regulation of the employer/employee relationship between a firm and its staffing personnel; (ii) registration, licensing, record keeping and reporting requirements; and (iii) substantive limitations on its operations, including (a) restrictions on categories of workers that may be placed pursuant to temporary employment contracts; (b) limitations on the duration of such contracts; and (c) restrictions on or prohibition of permanent placement of staff in certain jurisdictions. Accordingly, staffing companies must comply with laws and regulations that govern the employer/employee relationship, such as tax withholding or reporting, social security or retirement, anti-discrimination and workers' compensation.

         As a staffing services business operating in the United Kingdom, the Company is subject to the Employment Agencies Act 1973, which imposes certain obligations of fair practice on the Company. The Company believes that it complies in all material respects with these regulations. Although the Company's business is not specifically regulated by European Union ("EU") regulation, the EU has in the past attempted to introduce measures relating to rights of workers generally. A number of European countries require staffing companies to maintain some form of license or permit which is issued by the applicable authorities. Certain European countries require the operations of staffing companies to be supported by bank guarantees. A number of other restrictions and requirements are common to regulations in European countries, including certain requirements for contracts between clients and staffing companies, limitations in the conditions under which temporary work is allowed, limitations in the duration of staffing contracts (varying from three to 24 months) and requirements for wage levels and social security. Management believes that the Company complies in all material aspects with these regulations, to the extent applicable. However, there can be no assurance that, as regulatory regimes evolve or change in particular jurisdictions, the operations or performance of the Company will not be affected.

         In the United Kingdom, all mandatory social benefits (including unemployment, national healthcare and pensions benefits) are funded by employers and employees through National Insurance contributions. The rates for National Insurance are established on a national basis and vary only by compensation and not job classification or other risk or cost-adjusted criteria. This is in contrast to U.S. companies which generally are responsible for the management and payment of unemployment insurance and workers' compensation premiums in addition to social security contributions under state and federal programs and optional health benefits. In the U.S., there is no federal legislation specifically related to the regulation of staffing businesses, although some states have licensing requirements.

         In the past twelve months the UK Government has passed a number of significant laws affecting employment relationships and the relationship that an employment business has with its own employees and its temporary workers. These are (i) the Working Time Regulations, (ii) the National Minimum Wage, (iii) Public Interest Disclosure Act, and the Employment Relations Bill which is currently making its way through Parliament. These laws all apply to "workers" and are not limited to "employees", which means that the rules can apply to agency temporary workers. The Working Time Regulations regulate hours worked, rest breaks, holidays and record keeping. The National Minimum Wage sets out minimum rates of pay and the Public Interest Disclosure Act provides certain rights to workers who disclose alleged wrongdoing in defined circumstances. The Employment Relations Bill, in its present form, covers the areas of trades unions, maternity provisions, and unfair dismissal rights.

         Under "IR35", a recently announced Inland Revenue proposal, legislation is intended to be introduced (to take effect on 6 April 2000) to prevent tax avoidance through the hiring of individuals through their own personal service companies. Employers and employees are currently able to pay less income tax and National Insurance by arranging for the employee to be engaged indirectly through the medium of a company. It is intended that the changes will ensure that people working in such "disguised employment" will pay the same tax and National Insurance as an employee.

         The Department of Trade and Industry published a consultation document in May 1999 concerning the Regulation of the United Kingdom Recruitment Industry. The proposals include measures to restrict the charging of fees which might discourage clients from transferring a temporary worker to a permanent employee and to ensure that temporary workers have a contractual relationship with an employment business.

         The Company is responding to the consultation document and to IR35 through its trade body. The Company supports stronger regulation of its industry in the UK although some of the measures under consultation may have a detrimental effect on its business.

         The Company's growth strategy includes expansion into other countries in Europe and internationally. The Company will carefully evaluate the regulatory environment of any market in determining where to pursue such expansion.


Item 2.  DESCRIPTION OF PROPERTY

         The Company owns approximately 7,600 square feet of office space at its headquarters in Langley (near London). The Company also leases offices in London Docklands, Hatfield, Aylesbury, Windsor (all within an hour of London), Cambridge, Coleshill (near Birmingham), as well as having a network of serviced offices throughout the UK. The Company also has leased offices in Chapel Hill and San Francisco in the U.S., and in Brussels and Munich in continental Europe. The Company's leased offices occupy approximately 40,000 square feet in the aggregate. The Company believes that its facilities are adequate for its short term needs.


Item 3.  LEGAL PROCEEDINGS

         The Company may from time to time be involved in routine litigation incidental to the conduct of its business. There is no material pending litigation to which the Company is a party.


Item 4.  CONTROL OF REGISTRANT

         As far as known to the Company, the Company is not directly or indirectly owned or controlled by another corporation or by any government.

         The following table sets forth information regarding the beneficial ownership of the Shares as of June 30, 1999, by (i) each person known by the Company to own beneficially more than 10% of the outstanding Shares and (ii) all directors and executive officers as a group.

Title of Class           Identity of Person or Group              Amount Owned              Percent of Class
--------------           ---------------------------              ------------              ----------------

Ordinary Shares          Bruce R. Culver                            1,127,800                    13.2%

Ordinary Shares          Board of Directors as a group
                         (6 persons)                                1,933,800                    22.7%

Ordinary Shares          T. Rowe Price Associates                     854,900                    10.1%

         The Company does not know of any arrangements which might result in a change in its control.


Item 5.  NATURE OF TRADING MARKET

         The Company's Ordinary Shares are traded in the form of American Depositary Shares ("ADSs"), each ADS representing one Ordinary Share, on the Nasdaq National Market under the symbol "PSTF". The ADSs are evidenced by American Depositary Receipts ("ADRs") issued by The Bank of New York, as Depositary, under a Deposit Agreement, dated as of June 8, 1996, among the Company, The Bank of New York and the registered holders from time to time.

         The following table shows, for the calendar periods indicated, the reported highest and lowest middle market quotations for the Company's ADSs on the Nasdaq National Market, based on the highest and lowest sales prices of the ADSs.


                                                          U.S. Dollars per ADS
                                                         -----------------------
                                                           High          Low
                                                         ---------    ----------
1997:
   Third Quarter.......................................    16           11 1/2
   Fourth Quarter......................................    18 1/4       15
1998:
   First Quarter.......................................    18 3/4       15
   Second Quarter......................................    19 1/2       11 1/2
   Third Quarter.......................................    16 1/8        9 7/8
   Fourth Quarter......................................    11 1/2        6 3/8
1999:
   First Quarter.......................................     8 3/4        6
   Second Quarter (through June 30)....................     7 3/8        5 11/16

         According to information provided by The Bank of New York, the Depositary, as of June 30, 1999, there were 22 registered U.S. holders of 8,206,839 ADSs. In the aggregate, such holdings constituted 96.3% of the total outstanding Shares of the Company. Since certain of the Shares and ADSs are held by brokers and other nominees, these numbers may not be representative of the actual number of U.S. beneficial holders or of the number of Shares or ADSs beneficially held by U.S. persons.


Item 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

         There are currently no U.K. foreign exchange control restrictions on the payment of dividends on Ordinary Shares or on the conduct of the Company's operations.

         There are currently no limitations on grounds of nationality imposed by English law or by the Company's Articles of Association on the rights of non-U.K. holders of Ordinary Shares to hold, own or vote such securities.

Item 7.  TAXATION

         The following discussion summarizes the material U.S. federal income tax consequences and U.K. tax consequences of the acquisition, ownership and disposition of Ordinary Shares represented by ADSs evidenced by ADRs by a beneficial owner of ADSs that is (i) a citizen or resident of the United States,
(ii) a corporation organized under the laws of the United States or any state thereof or the District of Columbia or (iii) otherwise subject to U.S. federal income tax on a net income basis in respect of the Ordinary Shares or ADSs (a "U.S. Holder"). This summary applies only to U.S. Holders who will hold ADSs as capital assets. This summary is based (i) upon current U.K. tax law and U.S. law, and U.K. Inland Revenue and U.S. Internal Revenue Service practice, (ii) upon the United Kingdom-United States Income Tax Convention as in effect on the date of this Annual Report (the "Treaty") and the United Kingdom-United States Convention relating to estate and gift taxes as in effect on the date of this Annual Report (the "Estate Tax Treaty"), and (iii) in part upon representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement and any related agreement will be performed in accordance with their respective terms.

         The following summary of certain U.S. federal income tax considerations does not address all of the tax consequences to certain categories of U.S. Holders who may be subject to special rules (such as United States expatriates, insurance companies, regulated investment companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities brokers-dealers, U.S. Holders who hold ADSs as part of hedging or conversion transactions or U.S. Holders who own directly, indirectly or by attribution 10% or more of the voting power of the Company) and U.S. Holders whose functional currency for U.S. tax purposes is not the United States dollar. In addition, the following summary of certain U.K. tax considerations does not address the tax consequences to a U.S. Holder (i) that is resident (or, in the case of an individual, ordinarily resident) in the United Kingdom for U.K. tax purposes, (ii) whose holding of ADSs is effectively connected with a permanent establishment in the United Kingdom through which such U.S. Holder carries on business activities or, in the case of an individual who performs independent personal services, with a fixed base situated therein, or (iii) that is a corporation which alone or together with one or more associated corporations, controls directly or indirectly, 10% or more of the Company.

         Holders of Ordinary Shares or ADSs should consult their own tax advisors as to the consequences under foreign, U.S. state and local, and other laws, of the acquisition, ownership and disposition of ADSs. For U.S. federal income tax purposes, U.S. Holders of ADSs will be treated as owners of the underlying Ordinary Shares attributable thereto and this discussion of U.S. federal income tax consequences to U.S. Holders of ADSs applies as well to U.S. Holders of Ordinary Shares.

Certain United Kingdom Tax Considerations

Taxation of Dividends

         The taxation treatment of dividends paid in respect of the ADSs will depend upon the law and practice in force at the time dividends are paid. The following summary is based upon current law and practice, which may change by the time that any dividends become payable.

         The UK Government has announced changes to the taxation of dividends which affect the position of shareholders in respect of dividends paid on or after April 6, 1999. With effect from this date, UK companies are not required to account for advance corporation tax when a dividend is paid. The rate of tax credits is halved to 10 per cent and tax credits are no longer payable to shareholders with no tax liability. Individual UK resident shareholders whose income is within the lower or basic rate tax bands are liable to tax at 10 per cent and the tax credit will satisfy their tax liability. Individual UK resident shareholders whose income is subject to income tax at the higher rate are liable to tax at 32.5 per cent.

         Under the Treaty, a US investor is entitled to receive from the Inland Revenue, in addition to any dividend, the tax credit, subject to a UK withholding tax equal to 15 per cent of the gross dividend. However, because the 15% UK withholding tax currently exceeds the tax credit amount (which is equal to one-ninth of the dividend), a US investor will not receive any treaty payment from the UK Inland Revenue.

         Under the terms of the Treaty, US resident individuals and corporations controlling less than 10% of the voting stock of the Company are technically entitled to a refund from the UK Inland Revenue calculated by reference to the amount of the tax credit available to a UK individual. However, the reduction in the value of the tax credit on dividends paid to UK individuals to one-ninth of the dividend from 6 April 1999 means that no refunds will be made to US stockholders holding less than 10% of the Company's voting stock.

         U.S. Holders who are not resident or ordinarily resident for tax purposes in the United Kingdom and have no other source of U.K. income are not required to file a U.K. income tax return.

Taxation of Capital Gains

         U.S. Holders who are not resident or ordinarily resident for tax purposes in the United Kingdom will not be liable for U.K. tax on capital gains realized on the disposal of their ADSs unless such ADSs are used, held or acquired for the purposes of a trade, profession or vocation carried on in the United Kingdom through a branch or agency.

         The surrender of ADSs in exchange for Shares will not be a taxable event for the purposes of U.K. corporation tax or U.K. capital gains tax. Accordingly, U.S. Holders will not recognize any gain or loss for such purposes upon such surrender.

         A US Holder who becomes resident in the United Kingdom after a period of "temporary" non-residence (of up to five tax years) following an earlier period of residence in the United Kingdom will be liable to capital gains tax.

Inheritance and Gift Taxes

         An individual who is domiciled in the United States for the purposes of the Estate Tax Treaty and who is not a national of the United Kingdom for the purposes of the Estate Tax Treaty will generally not be subject to U.K. inheritance tax in respect of the ADSs on the individual's death or on a gift of the ADSs during the individual's lifetime provided that any applicable U.S. federal gift or estate tax liability is paid, unless the ADSs are part of the business property of a permanent establishment of an enterprise of the individual in the United Kingdom or pertain to a fixed base in the United Kingdom of the individual used for the performance of independent personal services. Where the ADSs have been placed in trust by a settlor who, at time of settlement, was a U.S. Holder, the ADSs will generally not be subject to U.K. inheritance tax unless the settlor, at the time of settlement, was not domiciled in the United States and was a U.K. national. In the exceptional case where the ADSs are subject both to U.K. inheritance tax and to U.S. federal gift or estate tax, the Estate Tax Treaty generally provides for the tax paid in the United Kingdom to be credited against tax paid in the United States or for tax paid in the United States to be credited against tax payable in the United Kingdom based on priority rules set out in that Treaty.

U.K. Stamp Duty and Stamp Duty Reserve Tax

         A transfer for value of the Shares will generally be subject to U.K. ad valorem stamp duty, normally at the rate of 50p per (pound)100 (or part thereof) of the amount or value of the consideration given for the transfer irrespective of the identity of the parties to the transfer and the place of execution of any instrument of transfer. Stamp duty is normally a liability of the purchaser.

         An agreement to transfer Shares for money or money's worth will normally give rise to a charge to stamp duty reserve tax ("SDRT") at the rate of 0.5% of the amount or value of the consideration for the Shares unless an instrument of transfer of the Shares is executed in pursuance of the agreement and is duly stamped. SDRT is in general payable by the purchaser.

         A stamp duty charge at the higher rate of (pound)1.50 per (pound)100 (or part thereof) or, in the case of SDRT, a charge at the higher rate of 1.5% of the amount or value of the consideration, or in some circumstances, the value of the Shares, may arise on a transfer or issue of the Shares (i) to, or to a nominee for, a person whose business is or includes the provision of clearance services or (ii) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts. Under the U.K. Finance Act 1996, as from July 1, 1996, an option has been introduced whereby clearance services may opt, under certain conditions, for the normal rates of SDRT to apply to a transfer of shares into, and to transactions within, the service instead of the higher rate applying to an issue or transfer of shares into the clearance service. From March 9, 1999, where securities are held by persons providing clearance services, but whose business is not exclusively that of providing such services, agreements to transfer securities held in this way are exempt from the principal charge to SDRT.

         In accordance with the terms of the Deposit Agreement, (i) the Company will pay all U.K. stamp duty or SDRT charges that arise as a result of the initial deposit by the Company of Shares with the Depositary pursuant to the Offering (ii) the Selling Shareholders will pay all U.K. stamp duty or SDRT charges that arise as a result of the initial deposit by the Selling Shareholders with the Depositary pursuant to the Offering and (iii) any tax or duty payable by the Depositary or the Custodian of the Depositary on any subsequent deposit of Shares will be charged by the Depositary to the holder of the ADS or any deposited security represented by the ADS.

         No U.K. stamp duty will be payable on the acquisition or transfer of an ADS evidenced by an ADR or of beneficial ownership of an ADS, provided that any instrument of transfer or written agreement to transfer remains at all times outside the United Kingdom, and provided further that any instrument of transfer or written agreement to transfer is not executed in the United Kingdom and the transfer does not relate to any matter or thing done or to be done in the United Kingdom. An agreement for the transfer of an ADR or the beneficial ownership of an ADR will not give rise to a liability to SDRT. The UK Chancellor of the Exchequer announced on March 9, 1999 that with effect from October 1, 1999 interest will be charged on duty that is not paid within 30 days of execution of a transfer of securities subject to stamp duty, wherever execution takes place. Interest paid will not be allowable as a deduction in computing profits and losses for tax purposes. Penalties will also apply to document submitted for stamping more than 30 days after the document was executed. For document executed outside the UK, penalties will apply to documents not submitted for stamping within 30 days after they are first brought into the UK.

         Any transfer for value of the underlying Shares represented by ADSs evidenced by ADRs, may give rise to a liability to U.K. stamp duty or SDRT. The amount of U.K. stamp duty or SDRT payable is generally calculated at the applicable rate on the consideration for the transfer of the Shares at the rate of 50p per (pound)100 (or part thereof), or in the case of SDRT, at the rate of 0.5% of the amount or value of the consideration; however, on a transfer from the Custodian of the Depositary to a holder of an ADS upon cancellation of the ADS, only a fixed U.K. stamp duty of 50p per instrument of transfer will be payable.

Certain United States Federal Income Tax Considerations

Taxation of Dividends

         The gross amount of distributions made with respect to ADSs (including the full amount of the related Tax Credit and unreduced by any U.K. withholding taxes) will constitute dividends for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of the Company as determined for U.S. federal income tax purposes. To the extent that a distribution exceeds the earnings and profits of the Company, it will be treated as a nontaxable return of capital to the extent of the U.S. Holder's adjusted tax basis in the ADS and thereafter as a capital gain. Dividends paid by the Company generally will be treated as foreign source dividend income and will not be eligible for the dividends received deduction allowed to corporate shareholders under the U.S. Internal Revenue Code.

         The amount of any distribution will equal the fair market value in U.S. dollars of the pounds sterling (or other foreign currency) or other property received on the date received by the U.S. Holder, in the case of Ordinary Shares, or received by the Depositary, in the case of ADSs, which, in the case of a distribution paid in pounds (or other foreign currency) will be based on the spot exchange rate on such date. A U.S. holder will have a basis in any pounds sterling (or other foreign currency) distributed, for U.S. federal income tax purposes, equal to the dollar value of pounds sterling (or other foreign currency) on the date received by the U.S. Holder, in the case of Ordinary Shares, or received by the Depositary, in the case of ADSs. Any gain or loss recognized upon a subsequent disposition of pounds sterling (or other foreign currency) will generally be ordinary income or loss.

         Subject to certain complex limitations and only to the extent of the related tax credit amount, the 15% U.K. withholding tax will be treated for U.S. tax purposes as a foreign tax that may be claimed as a foreign tax credit against the U.S. federal income tax liability of the U.S. Holder. Dividends distributed by the Company will generally be categorized as "passive income" or, in the case of certain holders, as "financial services income," for purposes of computing allowable foreign tax credits for U.S. tax purposes. The rules relating to the determination of the foreign tax credit are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available. In lieu of claiming a credit, a U.S. Holder may claim a deduction of foreign taxes paid in the taxable year. A deduction does not reduce U.S. tax on a dollar for dollar basis like a tax credit. The deduction, however, is not subject to the limitations described above.

Taxation of Capital Gains

         A U.S. Holder will, upon the sale or exchange of an ADS, recognize a gain or a loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder's adjusted tax basis in the ADS. Such gain or loss will be a capital gain or loss if the ADS was a capital asset in the hands of the U.S. Holder. Such gain or loss will generally be treated as U.S. source gain or loss. In the case of a U.S. Holder who is an individual, capital gains will generally be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met.

         The surrender of ADSs in exchange for Shares will not be a taxable event for U.S. federal income tax purposes. Accordingly, U.S. Holders will not recognize any gain or loss upon such surrender.

Passive Foreign Investment Company Status

         The Company believes that it will not be treated as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes for the current taxable year or for future taxable years. However, such a determination is fundamentally factual in nature and generally cannot be made until the close of the applicable taxable year. The Company will be a PFIC if either 75% or more of its gross income in a tax year is passive income or the average percentage of its assets (by value or adjusted basis, in certain circumstances) that produce or are held for the production of passive income is at least 50%.

         If the Company were to be classified as a PFIC, a U.S. Holder generally would be subject to adverse U.S. federal income tax consequences on certain distributions and on any gain realized from a sale or other disposition of Ordinary Shares or ADSs. U.S. Holders of Ordinary Shares or ADSs are urged to consult their own tax advisors concerning the potential application of the PFIC rules to their ownership or disposition of Ordinary Shares or ADSs.

United States Information Reporting and Backup Withholding

         Dividend payments with respect to ADSs and proceeds from the sale, exchange or redemption of ADSs may be subject to information reporting to the IRS and possible U.S. backup withholding at a 31% rate. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. Persons required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification) in the case of U.S. persons and on IRS Form W-8 (Certificate of Foreign Status) in the case of non-U.S. persons. Finalized Treasury regulations, which are applicable to payments made after December 31, 2000, have generally expanded the circumstances under which information reporting and backup withholding may apply unless the holder provides the information described above.

         Amounts withheld as backup withholding may be credited against a holder's U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. U.S. Holders of Ordinary Shares or ADSs should consult their tax advisors regarding the application of the backup withholding and information reporting rules.

         Item 8. SELECTED FINANCIAL DATA

         The following table sets forth selected financial data of the Company. The selected financial data for the five fiscal years ended March 31, 1999, have been excerpted or derived from the Company's consolidated financial statements for the fiscal years ended March 31, 1995, 1996, 1997, 1998 and 1999 which have been audited by

Deloitte & Touche, Chartered Accountants. The data should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Annual Report and Item 9., Management's Discussion and Analysis of Financial Condition and Results of Operations.

                                                                                   Fiscal Years Ended March 31,
                                                           -------------------------------------------------------------------------
                                                                 1995         1996            1997           1998          1999
                                                                 ----         ----            ----           ----          ----
                                                                              (thousands, except per share amounts)
Consolidated Income Statement Data
    Revenue ...............................................(pound)11,943  (pound)15,996  (pound)19,666  (pound)58,313  (pound)95,359
    Direct cost of revenue ................................        8,134         10,863         13,636         43,715         74,210
                                                                   -----         ------         ------       --------         ------

    Gross profit ..........................................        3,809          5,133          6,030         14,598         21,149
    Selling, general and administrative expenses(4) .......        1,801          2,408          2,998          9,660         16,076
    Amortization of goodwill ..............................           --             --             --            193            375
                                                                   -----         ------         ------       --------         ------
    Income from continuing operations before other
            income and income taxes .......................        2,008          2,725          3,032          4,745          4,698
    Other income ..........................................           83            126            550            410          1,435
                                                                   -----         ------         ------       --------         ------

    Income from continuing operations before
            income taxes and discontinued operations ......        2,091          2,851          3,582          5,155          6,133
    Income taxes ..........................................          708            970          1,253          1,711          2,084
                                                                   -----         ------         ------       --------         ------

    Net income from continuing operations(2) ..............        1,383          1,881          2,329          3,444          4,049
                                                                   =====         ======         ======       ========         ======

Earnings per Share Data
Basic
    Net income per share from continuing operations .......  (pound)0.79    (pound)1.07    (pound)0.47    (pound)0.59    (pound)0.45
    Number of shares used in computation ('000) ...........        1,758          1,758          4,968          5,864          8,929
Fully diluted
    Net income per share from continuing operations .......  (pound)0.31(3) (pound)0.40    (pound)0.40    (pound)0.51    (pound)0.43
    Number of shares used in computation ('000) ...........        4,467          4,696          5,839          6,787          9,381

      1999(1)
     --------
     $153,909
      119,775
     --------

       34,134
       25,947
          605
     --------

        7,583
        2,316
     --------


        9,899
        3,364
     --------

        6,535
     ========



     $   0.73
        8,929

     $   0.69
        9,381

                                                                               At March 31,
                                      ----------------------------------------------------------------------------------------------
                                            1995          1996           1997            1998           1999             1999(1)
                                            ----          ----           ----            ----           ----             ----
                                                                                (thousands)
Consolidated Balance Sheet Data
    Working capital.................  (pound)1,014  (pound)1,768   (pound)11,975    (pound)7,044  (pound)18,192          $29,362
    Total assets....................         4,646         6,302          17,470          26,581         62,767          101,306
    Long-term debt..................            61           522              --              --             69              111
    Shareholders' equity............         1,563         2,775          13,516          17,000         46,053           74,330

------------------
(1)    Solely for the convenience of the reader, pound sterling amounts have been translated into U.S. dollars at the Noon Buying
       Rate on March 31, 1999 of $1.6140 per(pound)1.00.
(2)    Effective March 1996, the Company sold the ongoing businesses of its French operations acquired in fiscal 1993. The Company has recorded the results of its French operations in fiscal years 1995 and 1996 and the losses on the sale of the French businesses in fiscal 1996 and 1997 as discontinued operations.
(3)    Net income per share from continuing operations in fiscal 1995 includes the effect of a special dividend of(pound)375,000 paid to holders of the Company's convertible preferred shares.
(4)    Includes in 1999(pound)809,000 of unusual items for restructuring and merging of acquired operations.


Dividends

         The Company has not paid dividends on its Ordinary Shares since its incorporation in 1990. The Board of Directors does not currently anticipate paying dividends in the foreseeable future. Management expects that all available cash from operations will be used to meet the Company's projected capital and other expenditure requirements, including those related to its expansion plans.

         Under English law, the Company may only pay dividends out of profits available for that purpose. Cash dividends, if any, will be paid by the Company in pounds sterling and converted by the Depositary into U.S. dollars, subject to the terms of the Deposit Agreement. Holders of ADSs on the relevant record date will receive their portion of any dividends or distributions paid on the Ordinary Shares, subject to the terms of the Deposit Agreement. Exchange rate fluctuations will affect the U.S. dollar amount received by holders of ADSs on conversion by the Depositary of dividends paid in pounds sterling.

Exchange Rate Information

         The table below sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rates for pounds sterling expressed in U.S. dollars per pound. Fluctuations in the exchange rate between the pound sterling and the U.S. dollar will affect, among other things, the market price of the ADSs, the U.S. dollar amount received by holders of ADSs on conversion by the Depositary of any cash dividends paid in pounds sterling on the Ordinary Shares and the U.S. dollar translation of the Company's results of operations and financial condition.


                                                              Period      Period
Period                                       High    Low      Average(1)   End
------                                       ----    ---      -------      ---

1993.................................        1.59    1.42     1.50        1.48
1994.................................        1.64    1.46     1.54        1.57
1995.................................        1.64    1.53     1.58        1.55
1996.................................        1.71    1.49     1.57        1.71
1997.................................        1.70    1.58     1.65        1.67
1998 ................................        1.72    1.61     1.66        1.66
1999 (Through June 29)...............        1.66    1.59     1.61        1.58
------------------

(1) The average of the Noon Buying Rates on the last business day of each month during the period.


Item 9.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes thereto and Item 8. Selected Financial Data which appear elsewhere in this Annual Report.

         Professional Staff has grown from being a leading national provider of temporary laboratory scientists and technicians in the United Kingdom into an international specialty staffing services company providing temporary and permanent placement services to the technology, science and management sectors with operations in the UK, USA and Continental Europe. Since the Company's initial public offering in August 1996, the Company has made seven acquisitions which have increased the Company's range of specialty services, geographic markets and industry sectors. The Company now derives more than 35% of revenue from markets outside the United Kingdom and has temporary professionals working in 25 different countries.

Acquisitions

         The businesses acquired in the year ended March 31, 1999 are described below, together with a summary of the acquisition terms.

                                                                        Annual
                                                                      Revenue(1)
Date of Acquisition        Name                    Sectors           (millions)
-------------------        ----                    -------           -----------

July 1998                  EPL                     Technology        (pound)8.8m
October 1998               Praxis                  Management        (pound)4.4m
March 1999                 Euromedica              Science           (pound)2.3m
March 1999                 The Woolf Group         Science                $13.2m

(1) Information derived from the audited financial statements for the twelve month periods ended December 31, 1997 for EPL, September 30, 1998 for Praxis, March 31, 1999 for Euromedica and December 31, 1998 for Woolf, the most recent audited periods available prior to each acquisition. These revenues may not be indicative of future revenues.

         EPL. On July 17, 1998 the Company acquired the entire issued share capital of EPL Overseas Limited, a UK based provider of skilled contract personnel to the European telecommunications industry. The initial purchase price was (pound)1,650,000 in cash. Further cash consideration may become payable dependent upon the gross profit of the group's technology businesses, into which the acquired business was merged from January 1, 1999 to form the S-Com EPL brand, for the period to July 2000. Ron Stewart, formerly Managing Director and significant selling shareholder, was retained as Managing Director of EPL and was subsequently appointed as Managing Director of S-Com EPL. The acquisition of EPL, alongside the Company's existing S-Com business, strengthens the Company's position as a leading player in worldwide telecommunications staffing.

         Praxis. On October 1, 1998 the Company acquired the entire issued share capital of Praxis Executive Taskforce Limited, a UK based provider of interim executives and managers to industry and commerce. The initial purchase price was (pound)2,525,000 in cash. Further cash consideration may become payable in December 1999 and December 2000 dependent upon improvements to operating income for the years ended September 30, 1999 and September 30, 2000. Mr. Carl Hague, the majority selling shareholder, was retained as an executive officer of Praxis. This acquisition, alongside the Company's existing Executives On Assignment business, makes the Company the dominant provider of interim executives in the UK.

         Euromedica. On March 26, 1999 the Company purchased the entire issued share capital of Euromedica plc and 94% of the share capital of Euromedica International Limited (together "Euromedica"). Euromedica is the largest executive search firm in Europe in the pharmaceutical, bioscience and healthcare sectors and has a network of offices in the UK, Belgium and Germany and strategic partnerships in the US, India, France and Spain. The purchase price was (pound)2,888,000.

         Woolf. On March 31, 1999 the Company purchased the entire issued share capital of The Woolf Group, Inc., a US based provider of clinical trials staffing services to pharmaceutical companies and contract research organizations. The initial purchase price was (pound)9,560,000. Further cash consideration may become payable in May 2000, May 2001 and May 2002 dependent upon improvements to operating income for the years ended March 31, 2000, 2001 and 2002 and will be payable to the three selling principals all of whom remain as executive officers of Woolf.

         The acquisitions of Woolf and Euromedica alongside the Company's existing scientific staffing business, Lab Staff, and recruitment business ESCA, provide a significant step toward the Company's development of a global vertically integrated science staffing business.

Results of Operations - Years ended March 31, 1999 and 1998

         The following tables set forth the percentage relationship to revenue of selected items:

                                                              Fiscal Years Ended March 31,
                                                                 1999                 1998
                                                                 ----                 ----
Revenue                                                        100.0%               100.0%
Direct cost of revenue                                           77.8                 75.0

Gross profit                                                     22.2                 25.0
Selling, general and administrative expenses                     16.9                 16.6

Income from continuing operations before interest and tax         4.9                  8.1
Net income from continuing operations                             4.2                  5.9


Revenue

         Revenue increased by 64% to (pound)95.4 million during the year ended March 31, 1999 from (pound)58.3 million during the year ended March 31, 1998. The increase in revenue was attributable to internal revenue growth of approximately 18%, the full year effect of the of S-Com, SDS and Salisbury acquisitions made in the year ended March 31, 1998, and the EPL and Praxis acquisitions which added (pound)10.1 million of revenue in the periods from acquisition to March 31, 1999. Internal revenue growth was primarily as a result of growth in the number of billable hours, and to a lesser extent, increases in bill rates.

         For the year ended March 31, 1999, revenue from services to the technology sector contributed 68% (1998 - 52%) of total revenue, services to the science sector contributed 26% (1998 - 39%) and services to the management sector contributed 6% (1998 - 9%) of total revenue.

         As a percentage of total revenue for the year ended March 31, 1999, temporary staffing represented 94.4%, permanent placement represented 3.6% and other services accounted for 2.0%, as compared to 90.9%, 5.7% and 3.4%, respectively. The increase in temporary staffing revenue principally was a result of the full year year effect of the S-Com acquisition, the EPL and Praxis acquisitions being predominantly temporary staffing businesses and, to a lesser extent, a decrease in permanent placement revenues from the Salisbury businesses.

         The Company now derives more than 35% of its revenue from markets outside the United Kingdom. As S-Com EPL's international operations continue to expand, particularly in the United States, and with the introduction of revenues from the Woolf Group in the United States and Euromedica in Continental Europe, the proportion of revenue derived by the Company from operations and markets outside the United Kingdom is likely to increase.

Gross Profit

         The Company defines gross profit as total revenue less the direct cost of providing workers for its clients, including wages, benefits, expenses and allowances for temporary professionals, and fees for permanent placements less the cost of direct research associated with those placements. Gross profit was (pound)21.1 million and (pound)14.6 million during the years ended March 31, 1999 and 1998 respectively. Gross profit as a percentage of revenue was 22.2% and 25.0% respectively. Lower gross margin percentages in 1999 resulted from the increase in the proportion of revenues derived from temporary staffing compared to permanent and other revenues and from higher rates of internal growth in the lower margin technology staffing sector relative to the higher margin science and interim management sectors. In 1999, 82% of the Company's gross profit was derived from temporary staffing services compared to 71% in 1998. While the composite gross profit margin for the Company has declined for the year ended March 31, 1999 compared to the year ended March 31, 1998, the gross profit margins within each of the Company's businesses have been maintained or improved.

Selling, General and Administrative Expenses

         Selling, general and administrative expenses primarily comprise compensation payable to employees, office rentals and other facility related costs and marketing expenses. Selling, general and administrative expenses were (pound)16.1 million and (pound)9.7 million for the years ended March 31, 1999 and 1998 respectively. As a percentage of revenue, selling, general and administrative expenses were 16.9% and 16.6% respectively. Included in fiscal 1999 were unusual items totalling (pound)809,000 incurred in restructuring the Company's Salisbury businesses, merging the S-Com and EPL businesses, aborting a prospective acquisition and increasing provisions for collection costs of certain receivables and general reserves against doubtful debts. Excluding these unusual items, selling, general and administrative expenses would have fallen as a percentage of revenue from 16.6% in fiscal 1998 to 16.0% in fiscal 1999.

Amortization of Goodwill

         The Company has goodwill arising from acquisitions that it is amortizing over estimated useful lives of 30 years. Goodwill amortization was (pound)375,000 for the year ended March 31, 1999 compared to (pound)193,000 for the year ended March 31, 1998. The increase in amortization expense is due to the full year effect of acquisitions made in the year ended March 31, 1998 together with acquisitions made in the year ended March 31, 1999. With contingent consideration and the full year effect of acquisitions made in fiscal 1999, amortization expense will increase further in fiscal 2000.

Other Income/(Expense)

          Other income is comprised primarily of interest income, but also includes interest expense and gains or losses on foreign currency translation and totaled (pound)1,435,000 and (pound)410,000 for the years ended March 31, 1999 and 1998 respectively. The increase in 1999 was due to interest income from the investment of the proceeds of the Company's secondary public offering completed in May 1998.

Income Taxes

         The Company is subject to United Kingdom corporation tax at a statutory rate of 31% (fiscal 1998: 31%) and, to a much lesser extent, to income taxes in the United States and Germany. Income tax expense was provided for at effective rates, excluding the non-deductibility of goodwill amortization expense, of 32.0% (fiscal 1998 - 32.0%) and totaled (pound)2.1 million and (pound)1.7 million respectively for the years ended March 31, 1999 and 1998. The effective tax rate (excluding non-deductible goodwill amortization) is expected to remain at between 31% and 32% despite a 1% cut in UK corporation tax which becomes effective on 1 April 1999, as the Company experiences an increasing taxation burden in the higher rate jurisdictions of the United States and Germany.

Operational Overview

         The Company's revenues are derived from amounts billed to clients for temporary and permanent recruitment services. Amounts billed to clients for temporary assignments include the workers' wages and benefits and the Company's fees and billable expenses; fees depend on the number of billable hours worked, as well as the skill and experience of the temporary worker. Temporary workers are paid only when on assignment with a client. At the end of an assignment, workers may be re-assigned to another client, permanently placed with the client (for which a fee is generally payable) or retained on the Company's databases pending further assignment.

         Amounts billed to clients for permanent recruitment services are usually a percentage of the annual salary of the recruited worker. Fees are payable for database and executive searches as well as temporary to permanent conversions and range from 33% for an executive search to 15% for a database search. Lower percentages may apply in certain circumstances, for multiple appointments or for some temporary to permanent conversions. Some recruitment assignments involve the design and insertion of media advertising, a cost which is billed to clients. There are no on-going costs or benefits associated with the recruited worker who, on appointment, becomes the sole responsibility of the client. Consistent with industry practice, the Company offers a money-back guarantee or a further search on a no-charge basis in the event that the worker is found to be unsatisfactory after a limited number of weeks. This guarantee, the duration of the "trial period" and the terms under which further work is undertaken are all within industry standard procedures in the U.K. recruitment market.

         Approximately 35% of the Company's billings were in currencies other than the pound sterling for the year ended March 31, 1999. The Company's policy is, wherever possible, to match the currency in which a temporary professional is paid with the currency in which the client is billed. The Company is exposed to exchange rate fluctuations between contractor payment date and client payment date on transactions where currencies are matched and to transaction exposure on the rare occasions where currencies are not matched. To date, management has considered these risks to have limited impact and has not deemed it appropriate to engage in any currency hedging activities other than passive use of borrowings in foreign currency.

Results of Operations - Years ended March 31, 1998 and 1997

         The following tables set forth the percentage relationship to revenue of the selected items:

                                                                 Fiscal Years Ended March 31,
                                                                 ----------------------------
                                                                  1998                 1997
                                                                  ----                 ----
Revenue                                                           100.0%               100.0%
Direct cost of revenue                                             75.0                 69.3

Gross profit                                                       25.0                 30.7
Selling, general and administrative expenses                       16.6                 15.2

Income from continuing operations before interest and tax           8.1                 15.4
Net income from continuing operations                               5.9                 11.8

Revenue

         Revenue increased by 197% to (pound)58.3 million during the year ended March 31, 1998 from (pound)19.6 million during the year ended March 31, 1997. The increase in revenue in 1998 was primarily attributable to the revenue derived from the acquired operations of Salisbury, S-Com and SDS. Revenues, excluding the acquired businesses, increased by 17.6% to (pound)23.1 million from (pound)19.6 million during this period, primarily as a result of growth in the number of billable hours, and to a lesser extent, increases in billable rates. As a percentage of total revenue for the year ended March 31, 1998, temporary staffing represented 90.9%, permanent placement represented 5.7% and other services accounted for 3.4%, as compared to 97.2%, 2.8% and 0%, respectively, during the prior year. The increase in permanent placement revenue principally was a result of the acquisition of Salisbury and, to a lesser extent, an increase in the number of permanent placements by Lab Staff during fiscal 1998 compared to the prior year.

Gross Profit

         Gross profit was (pound)14.6 million and (pound)6.0 million during the years ended March 31, 1998 and 1997 respectively. Gross profit as a percentage of revenue was 25.0% and 30.7% respectively. Lower gross margin percentages in 1998 resulted from the increasing proportion of revenues derived from acquisitions in the technology staffing sector, partially offset by an increase in high margin permanent placement fees. Gross profit margins in the technology sector are significantly lower than the Company's other businesses. While, as a result of a change in the relative growth in different operating sectors, the average gross profit margin for the Company declined for the year ended March 31, 1998 compared to the year ended March 31, 1997, the gross profit margins within each of the Company's original businesses were maintained, and, on a pro forma basis, gross margins of the acquired businesses were also maintained.

Selling, General and Administrative Expenses

         Selling, general and administrative expenses were (pound)9.7 million and (pound)3.0 million for the years ended March 31, 1998 and 1997 respectively. As a percentage of revenue, selling, general and administrative expenses were 16.6% and 15.2% respectively. The increase in 1998 in selling, general and administrative expenses resulted from an increase in permanent placement activities, which are characterized by higher selling, general and administrative expenses, as a result of the Salisbury acquisition.

Amortization of Goodwill

         Goodwill arose in connection with the acquisitions during the year ended March 31, 1998. Goodwill amortization was (pound)193,000 for the period.

Other Income/Expense

         Other income, primarily interest income, totaled (pound)410,000 and (pound)550,000 for the years ended March 31, 1998 and 1997 respectively. The decrease in 1998 was due to the investments made, including working capital, in acquisitions.

Income Taxes

         The Company was subject to United Kingdom corporation tax at a statutory rate of 31% (fiscal 1997: 33%). Income tax expense was provided for at effective rates of 32.0% and 35.0% and totaled (pound)1.7 million and (pound)1.3 million for the years ended March 31, 1998 and 1997.

Liquidity and Capital Resources

         Cash used by operations was (pound)1.8 million in fiscal 1999 compared to (pound)3.2 million in fiscal 1998. Cash was used primarily to fund working capital requirements in the Company's growing technology business. Average days' sales outstanding increased from 69 days at March 31, 1998 to 88 days at March 31, 1999 due to the increased proportion of monthly billed technology business and increased incidence of international sales in that sector with attendant collection issues. The Company's science and management businesses continued to be cash generative from operations with no significant change in average days' sales outstanding.

         The Company's principal source of cash in fiscal 1999 was provided by a secondary offering of 3,052,500 ordinary shares completed in May 1998 which provided (pound)28.8 million net of issue expenses. The principal source of cash in fiscal 1998 was cash balances brought forward from fiscal 1997 which in turn arose from the Company's initial public offering in August, 1996, which raised (pound)8.4 million net of expenses for the Company, and cash generated from operations in fiscal 1997 and prior periods.

         The principal use of cash in fiscal 1999 and fiscal 1998, other than that used by operations, was in acquisitions. In fiscal 1999 the Company paid in aggregate (pound)16.6 million in consideration for the four businesses acquired in fiscal 1999 and (pound)3.2 million in consideration for businesses acquired in fiscal 1998 upon the determination of contingencies. This amount included final settlements in respect of Salisbury and SDS. The Company also used (pound)4.0 million of cash to repurchase 762,000 Ordinary Shares. In fiscal 1998 the Company paid in aggregate (pound)6.6 million in consideration for the three businesses acquired, Salisbury, S-Com and SDS.

         On March 31, 1999 the Company had cash balances of (pound)2.0 million. The Company has available lines of credit of up to (pound)5 million under a secured overdraft facility on which interest is payable at the rate of 1.15% over base rate when drawn down. The payment of UK corporation tax converts to a current period payment on account method for fiscal 2000 compared to annual payment in arrears in fiscal 1999. Except for the payment of UK corporation tax, management expects the Company to become cash neutral from operating activities during fiscal 2000. Management expect the Company's cash balances, available line of credit and borrowing capacity will be sufficient to fund the Company's anticipated cash requirements for the next twelve to eighteen months which principally comprise of contingent consideration for acquired businesses. Management also believes the Company has sufficient borrowing capacity to continue its acquisition strategy.

Year 2000 readiness disclosure

         The majority of the management, accounting and communication systems used by the Company have been installed since 1996 and management believes that such systems are Year 2000 compliant. The Company is in the process of achieving full Year 2000 compliance. The Company's full range of electronic equipment underwent testing during fiscal 1999. The Company has approached its principal suppliers to confirm compliance of their computer software. A project team headed by the Professional Staff Systems Manager has been established to ensure that a fully co-ordinated program is implemented throughout the Company and full compliance is expected to be confirmed by September 1999. Management does not anticipate that the Company will incur significant operating expenses or be required to invest heavily in computer systems improvements to be Year 2000 compliant, and does not anticipate that business operations will be disrupted or that its customers will experience any interruption of service as a result of the millennium change. However, any disruption or interruption arising from Year 2000 compliance problems could have a material adverse effect on the Company's operating results and financial condition.

Impact of Inflation

         Management believes that over the past three years inflation has not had a significant impact on the Company's results of operations.

Item 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Not applicable.

Item 10.  DIRECTORS AND OFFICERS OF REGISTRANT

Board of Directors

         The Directors and Executive Officers of the Company are:

Name                                                    Age                Position
----                                                    ---                --------
Board of Directors
   Benjamin P. Blackden(3)........................       53   Chairman and Group Managing Director
   Kevin A. Worrall(1)............................       46   Group Finance Director
   Bruce R. Culver(2)(3)..........................       53   Deputy Chairman and Non-Executive Director
   Jerry C. Benjamin(1)(2)........................       58   Non-Executive Director
   John C. Maynard(1)(2)..........................       66   Non-Executive Director
   Russell S. Reynolds, Jr.(2)(3).................       67   Non-Executive Director

Other Executive Officers
   Peter Lowman...................................       53   Managing Director, Science Recruitment Group
   Ronald L. Stewart..............................       52   Managing Director, S-Com EPL
   Robert C. Snell................................       55   Managing Director, Executives on Assignment
   Carl M. Hague..................................       54   Managing Director, Praxis Executive Taskforce
   Faye Woolf.....................................       38   Managing Director, The Woolf Group
   Peter Banks....................................       61   Chairman, Euromedica
   Peter Woods....................................       50   Managing Director, Euromedica
   Cathy M. Lasher................................       45   Company Secretary

----------------
(1)   Member of the Audit Committee.
(2)   Member of the Compensation Committee.
(3)   Member of the Nominations Committee.

         Benjamin P. Blackden was co-founder of the Company and has been the Company's Managing Director since 1990 and was appointed Chairman in January 1999. Prior to joining the Company, Mr. Blackden was President of a New Jersey-based subsidiary of Fisons Instruments, a scientific instrument manufacturer, and then Director of P-E International's Temporary Executive Service, the original provider of interim management in the United Kingdom. He previously held director level appointments in Human Resources at Fisons Scientific Equipment and Avdel Ltd., following an earlier career with GEC.

         Kevin A. Worrall has served as Group Finance Director since September 1995 and was appointed to the Board in December 1995. Mr. Worrall was Director of Corporate Development at Lease Plan UK Ltd, the U.K. leasing arm of the Dutch Bank ABN AMRO from 1993 to 1995. Mr. Worrall served as Finance Director, Group Treasurer and Business Development Director of several subsidiaries of PHH Europe (now part of Cendant Corporation), a multinational vehicle leasing and business services group, during his employment with PHH from 1979 to 1992. Mr. Worrall holds an MBA with distinction from the University of Warwick and is a member of the Association of Corporate Treasurers.

         Bruce R. Culver was co-founder of the Company and Chairman through November 1995 and remains on the Board as Deputy Chairman and a Non-Executive Director. In 1986 Mr. Culver founded Lab Support, Inc. in the U.S. (now called On Assignment, Inc.). He was its Chief Executive, Chairman and Director until 1990. From 1984 to 1986, Mr. Culver was a management consultant to a number of technology companies. Prior to 1984 he was Vice President of marketing for Bausch & Lomb/ARL. Mr. Culver serves as a director of a number of other companies in the U.S.

         Jerry C. Benjamin was a Non-Executive Director from the Company's founding through October 1997, and was re-appointed to the Board in February 1998. Mr. Benjamin is also a director of Advent Limited, which he joined in 1988 where he is responsible for investments in the health care and biotechnology sectors. From 1965 to 1988, Mr. Benjamin held a variety of executive positions in Monsanto's Chemical and health care businesses, latterly as

Director of Corporate Venture Capital. Mr Benjamin is a director of Biomagnetic Technologies, Inc., Orthofix International N.V. and a number of private companies.

         John C. Maynard OBE was appointed a Non-Executive Director in January 1996. Dr. Maynard has had a distinguished career at Amersham International (now Nycomed Amersham) where he has served as Director of Inorganic Research and Radiopharmaceuticals, and subsequently Group Research & Development and Operations Director. He retired from Amersham International in December 1996. Dr. Maynard is Honorary Professor in the Department of Chemistry at the University of Wales.

         Russell S. Reynolds, Jr. was appointed to the Board of Directors as a Non-Executive Director in April 1996. Mr. Reynolds founded Russell Reynolds Associates, Inc., a leading executive recruiting firm in 1969. He is a director of a number of organizations including the Oppenheimer Fund. He is also Chairman of Directorship, a Connecticut-based consultancy advising chairmen and CEOs on a range of boardroom issues, including corporate governance, the appointment of directors and compensation.

         Peter Lowman joined Professional Staff as Managing Director of the Sciences Recruitment Group in June 1999. He founded a strategic and change management consultancy in 1991 providing consulting in organizational change and performance improvement to a range of blue chip clients. Prior to that, he spent 16 years in the recruitment industry in operational and marketing roles with Manpower, as Operations Director with Reed Employment and as Chief Executive with Alfred Marks. Earlier in his career he held sales positions with a number of major companies. He started his career with Pfizer in the Process Development Labs. He is a Fellow of the Institute of Management.

         Ronald L. Stewart founded EPL Overseas Limited in 1985 and is currently Managing Director of S-Com EPL Limited. He has considerable business experience in many parts of the world, particularly the Philippines and Hong Kong. Prior to his business career he was in the British Army for 16 years retiring with the rank of major.

         Robert C. Snell has been Managing Director of Executives on Assignment since its formation in 1994. Previously, he had a two-year interim management assignment with Nuclear Electric plc. From 1984 to 1989, he held various positions at Saatchi & Saatchi plc, including General Manager, Consulting Division and Director of Corporate Business Administration. From 1977 to 1984, he was with Booz, Allen & Hamilton in Turin, Paris and London, where he became a Vice President. He is a qualified Cost and Management Accountant.

         Carl M. Hague is Managing Director of Praxis Executive Taskforce. He trained originally as a brewer and bio-chemist with Samuel Webster Limited. He quickly moved to a management services position with Bass Mitchells and Butlers Limited becoming deeply involved in post acquisition project work. From there he transferred to HR undertaking increasingly senior strategic management rolls with Bass plc. He founded Praxis in 1989.

         Faye Woolf had retail business interests before founding The Woolf Company in 1992. Originally devoted to providing investigation, meeting and planning services to the clinical trials industry, it was relaunched as The Woolf Group in 1995 when Jean Hendrickson and Betsy Brown joined the business and the services offered were extended to clinical trials staffing and permanent placements.

         Peter Banks gained his PhD at Manchester University Institute of Science and Technology. He worked in R&D and management positions with CIBA in the UK, then spent many years in the Netherlands as Global Head of Purchasing and Supply of semi-finished and finished products. He worked as a consultant with Grosvenor Stewart in Brussels before co-founding Euromedica in 1987.

         Dr. Peter Woods is Managing Director of Euromedica. A graduate in Physiology and Biochemistry he also qualified as a doctor at Westminster Medical School. After practicing medicine for some years he began his business career at Smith & Nephew and has had senior appointments at BZW (healthcare research), Fisons (corporate affiars) and Williams De Broe. He joined Euromedica in January 1997.

         Cathy M. Lasher was appointed Company Secretary in May 1997. Ms. Lasher has spent her career in the private sector service industry, including three years as company secretary of a management consulting company listed on the London Stock Exchange. Ms. Lasher spent nine years with a major international accounting firm after qualifying as an accountant in the United States and as an ACA in the United Kingdom. Ms. Lasher holds an MBA from the Wharton School of Business.

         At each annual general meeting of shareholders, one-third of the Company's directors (or the whole number nearest to but lower than one-third) must retire from office by rotation, provided that no director holding office as Chief Executive or Managing Director shall be subject to retirement by rotation. The directors to retire by rotation shall be those who have been longest in office since their last re-election and so that as between persons who became or were last re-elected directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot. Accordingly, at the annual general meeting of the Company to be held in September 1999, it is anticipated that John C. Maynard will retire and offer himself for re-election, subject to him being a director at the relevant time.

         The Board of Directors may delegate any of its powers, authorities or discretions (with the power to sub-delegate) to any committee consisting of such person or persons as it thinks fit, provided that the majority of the members of any such committee consists of directors of the Company. The Board of Directors has established an audit committee, a compensation committee and a nominations committee.

Item 11.  COMPENSATION OF DIRECTORS AND OFFICERS

         The Company paid its Board of Directors as a group (6 persons) (pound)307,000 (of which (pound)138,000 is paid to the highest-compensated director) for the year ended March 31, 1999 of which (pound)12,000 represented pension contributions. The Company currently contributes to third-party personal pension plans of directors to a maximum of 5% of salary, so long as each such director matches such amount.

Employment Agreements

         Each of the Company's directors and executive officers has entered into an employment agreement with the Company providing, among other things, that each of the executive officers will provide services to Professional Staff or its subsidiaries, as the case may be, on substantially a full-time basis. The contracts also contain non-compete provisions which restrict the executive officers from being involved in, for the period of their employment and for up to one year thereafter, any business which engages in the business of recruitment and/or provision of temporary or permanent staff in the Science, Technology or Management sectors, as appropriate, and which is a competitor of the Company.

Item 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

         The Company has two employee share option plans, the Professional Staff Employee Share Plan (the "1992 Approved Option Plan") and the 1996 Professional Staff Company Share Option Plan (the "1996 Option Plan").

1992 Approved Option Plan

         All of the options under the 1992 Approved Option Plan were granted between March 6, 1992 and April 26, 1996. The 1992 Approved Option Plan is approved by the Inland Revenue.

         Options granted under the 1992 Approved Option Plan entitle participants to subscribe for Ordinary Shares at an exercise price which is not less than the market value of an Ordinary Share at the date of grant as determined by the Board and agreed with the Inland Revenue. Options are non-transferable, except in the case of death of a participant, in which case the personal representatives are entitled to exercise such option within 12 months of the participant's death. Options granted under the 1992 Approved Option Plan are normally exercisable between three and ten years after the date of grant. Options generally expire on the termination of employment of the participant other than by reason of injury, disability, pregnancy, retirement or the sale of the business or subsidiary for which the participant works. In those circumstances the participant may exercise all options generally within a 6 month period after the third anniversary of the date of grant. If the participant's employment terminates by reason of redundancy or resignation, options may be exercised in accordance with a vesting schedule as follows. Options lapse if the redundancy or resignation takes place within 12 months of the date of grant. Thereafter, 25% of the Ordinary Shares under option may be exercised if the redundancy or resignation occurs more than 12 but less than 13 months from the date of grant with an additional 3.125% becoming exercisable for each complete month of employment over 13 but less than 36 months from the date of grant. Exercise is allowed in the event of an amalgamation, re-construction or takeover of the Company; alternatively, options may, with the agreement of the acquiring company, be exchanged for options over shares in the acquiring company or a company associated with the acquiring company. In the event of any increase or variation in the issued ordinary share capital of the Company by way of re-capitalization or otherwise, the number of Ordinary Shares subject to any option and the price payable upon the exercise of any option may be adjusted by the Board provided that the adjustment is fair and reasonable and subject to the prior approval of the Inland Revenue.

          As of July 24, 1999, options to acquire a total of 263,445 Ordinary Shares were outstanding under the 1992 Approved Option Plan. Such options have exercise prices ranging from (pound)0.25 to (pound)1.40 per Ordinary Share and exercise periods which expire between April 2004 and April 2006.

1996 Option Plan

          The 1996 Option Plan comprises two parts, Part A, which has been approved by the Inland Revenue and Part B, which, not being eligible, will not be so approved.

          Other than as set out below, the terms of Part A of the 1996 Option Plan are in all material respects identical to those of the 1992 Approved Option Plan. The market value of an Ordinary Share at the date of grant will generally be the NASDAQ market value (as agreed with the Inland Revenue). Each individual's participation will be limited so that the aggregate market value (as at their relevant dates of grant) of Ordinary Shares under Part A of the 1996 Option Plan and under any other approved discretionary share plan established by the Company (including the 1992 Approved Option Plan), in any ten year period will not exceed (pound)30,000.

          The exercise of options granted under Part A of the Option Plan may be made subject to the attainment of objective performance targets set by the Compensation Committee of the Board of Directors at the date of grant linked to the underlying performance of the Company.

          As to the exercise of options, the vesting schedule referred to above in respect of the 1992 Approved Option Plan will apply to termination of employment of the participant by reason of death, injury, disability, pregnancy, redundancy, retirement, the sale of the business or subsidiary for which the employee works or (at the discretion of the Compensation Committee) if the employee ceases to be employed in any other circumstances. Options will lapse if a participant ceases employment otherwise than in the circumstances referred to above.

          As of July 24, 1999, options to acquire a total of 341,100 Ordinary Shares were outstanding under Part A of the 1996 Option Plan. Such options have exercise prices ranging from $6.625 to $16.875 per Ordinary Share and exercise periods which expire between April 2007 and June 2009. Options to acquire a total of 5,050 Ordinary Shares are held by certain directors of the Company.

          Other than as set out below, the terms of Part B of the 1996 Option Plan are in all material respects identical to those of Part A of the 1996 Option Plan. If options are not exercised within seven years of their grant, they will generally lapse. Each individual's participation will be limited so that the aggregate market value (as at their relevant dates of grant) of Shares under option under Part B of the 1996 Option Plan and under any other discretionary share plan established by the Company, excluding options granted under the 1992 Approved Option Plan and non-approved option arrangements, in any 10 year period will not exceed four times the annual remuneration of such individual or (pound)100,000, if greater (excluding options which have been exercised).

          As of July 24, 1999, options to acquire a total of 967,618 Ordinary Shares were outstanding under Part B of the 1996 Option Plan. Such options have exercise prices ranging from $6.625 to $16.875 per Ordinary Share and exercise periods which expire between April 2004 and June 2006. Options to acquire 254,950 Ordinary Shares are held by certain directors of the Company.

Grants of Non-Approved Options

          In addition to the options granted under the 1992 Approved Option Plan and options granted under the 1996 Option Plan, the Company granted certain employees and directors non-approved options to purchase Ordinary Shares in the Company by deed.

          As of July 24, 1999, options to acquire a total of 188,040 Ordinary Shares were outstanding. Such options have exercise prices ranging from (pound)1.25 to $16.875 per Ordinary Share and exercise periods which will expire between October 2002 and May 2005. Non-approved options to acquire a total of 80,000 Ordinary Shares are held by certain directors of the Company.

Item 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Not applicable.


                                     PART II

Item 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Not applicable.

                                    PART III

Item 15.  DEFAULTS UPON SENIOR SECURITIES

None.

Item 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR
                 REGISTERED SECURITIES

None.

                                     PART IV

Item 17.  FINANCIAL STATEMENTS

Not applicable.


Item 18.  FINANCIAL STATEMENTS

See pages F-1 through F-17.

Item 19.  FINANCIAL STATEMENTS AND EXHIBITS

(a)       Financial Statements

          The following financial statements together with the report of Deloitte & Touche thereon are filed as part of this Annual Report:
                                                                           Page
          Report of Independent Auditors .................................  F-1
          Consolidated Statements of Income and Comprehensive Income .....  F-2
          Consolidated Balance Sheets ....................................  F-3
          Consolidated Statements of Shareholders' Equity ................  F-5

          Consolidated Statements of Cash Flows ..........................  F-6
          Notes to the Financial Statements ..............................  F-8

(b)       Exhibits

          None.

                                   SIGNATURES

          Pursuant to the requirements of Section 12 of the Securities and Exchange Act 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                    PROFESSIONAL STAFF PLC



                                    By: /s/ Kevin Worrall
                                        ------------------------------------
                                            Kevin Worrall
                                        Group Finance Director





Date: July  ____, 1999

REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Shareholders of

Professional Staff plc
Slough, England



We have audited the accompanying consolidated balance sheets of Professional Staff plc and subsidiaries as of March 31, 1999 and 1998, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom which are similar to those in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Professional Staff plc and subsidiaries at March 31, 1999 and 1998, and the results of their operations and cash flows for each of the three years in the period ended March 31, 1999 in conformity with generally accepted accounting principles of the United States of America.





DELOITTE & TOUCHE

Chartered Accountants

Bracknell, England

May 4, 1999

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
Years ended March 31, 1999, 1998 and 1997

                                                                     Note                   1999            1998            1997
                                                                                     (pound)'000     (pound)'000     (pound)'000
Revenue                                                                                   95,359          58,313          19,666

Direct cost of revenue                                                                    74,210          43,715          13,636
                                                                                    ------------     -----------    ------------

Gross profit                                                                              21,149          14,598           6,030


Selling, general and administrative expenses                          10                  16,076           9,660           2,998

Amortization of goodwill                                                                     375             193               -
                                                                                    ------------     -----------    ------------


Income from continuing operations before other
     income/(expense) and income taxes                                                     4,698           4,745           3,032


Other income/(expense)
        Interest and other income                                                          1,521             474             572
        Interest and other expense                                                           (86)            (64)            (22)
                                                                                    ------------     -----------    ------------


Income from continuing operations before
    income taxes                                                                           6,133           5,155           3,582


Income taxes                                                            7                  2,084           1,711           1,253
                                                                                    ------------     -----------    ------------


Income from continuing operations                                                          4,049           3,444           2,329


Discontinued operations
        Loss on disposal of discontinued operations (net of tax)                               -               -            (149)
                                                                                    ------------     -----------    ------------

Net income                                                                                 4,049           3,444           2,180
                                                                                    ============     ===========    ============


EARNINGS PER SHARE DATA                                                 3

Basic earnings per share:

        Income from continuing operations                                           (pound)0.45      (pound)0.59     (pound)0.47
                                                                                   ============      ===========    ============

        Loss on disposal of discontinued operations                                    (pound)-         (pound)-    (pound)(0.03)
                                                                                   ============      ===========    ============

        Net income                                                                  (pound)0.45      (pound)0.59     (pound)0.44
                                                                                   ============      ===========    ============

Diluted earnings per share:

        Income from continuing operations                                           (pound)0.43      (pound)0.51     (pound)0.40
                                                                                   ============      ===========    ============

        Loss on disposal of discontinued operations                                    (pound)-         (pound)-     pound)(0.02)
                                                                                   ============      ===========    ============

        Net income                                                                  (pound)0.43      (pound)0.51     (pound)0.38
                                                                                   ============      ===========    ============

COMPREHENSIVE INCOME, NET OF TAX                                                    (pound)'000      (pound)'000     (pound)'000

        Net income                                                                        4,049            3,444           2,180
        Foreign currency translation adjustment                                               -                -             149
                                                                                    ------------     -----------    ------------

        Comprehensive income                                                              4,049            3,444           2,329
                                                                                   ============      ===========    ============

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
March 31, 1999 and 1998


                                                                          Note                  1999          1998
                                                                                         (pound)'000   (pound)'000

ASSETS

Current assets
        Cash and cash equivalents                                                              2,032         1,040
        Accounts receivable (less allowance for doubtful
        debts of(pound)790,000 in 1999 and(pound)179,000 in
        1998)                                                                                 25,010        14,059
        Unbilled receivables                                                                   2,126         1,061
        Prepaid expenses                                                                         537           332
        Other receivables                                                                      1,182           133
                                                                                           ---------      --------

 Total current assets                                                                         30,887        16,625

Property and equipment, net                                                  4                 3,326         2,689
Goodwill (less accumulated amortisation of(pound)568,000 in
1999 and(pound)193,000 in 1998)                                                               28,552         7,265
Other assets                                                                                       2             2
                                                                                           ---------      --------

TOTAL ASSETS                                                                                  62,767        26,581
                                                                                           =========     =========


See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
March 31, 1999 and 1998



                                                                          Note                  1999          1998
                                                                                         (pound)'000   (pound)'000

LIABILITIES AND SHAREHOLDERS'
EQUITY
Current liabilities
        Accounts payable                                                                      2,154         3,205
        Accrued liabilities                                                                   5,058         1,978
        Income tax payable                                                                    2,266         1,637
        Other taxes and social security payable                                               2,098         1,423
        Current portion of capital lease obligations                                             93           163
        Other liabilities                                                                     1,026         1,175
                                                                                          ---------      --------

Total current liabilities                                                                    12,695         9,581

Long term liabilities
        Capital lease obligations                                                                69             -
                                                                                          ---------      --------

                                                                                             12,764         9,581


Commitments and contingencies                                             2, 9                3,950             -
                                                                                          ---------      --------


Shareholders' equity
        Ordinary shares, 2p par value:
        Authorised shares - 24,000,000 in 1999
        and 1998
        Issued shares - 8,496,353 in 1999 and
        5,924,121 in 1998                                                                       170           118
        Additional paid-in capital                                                           37,706         8,782
        Capital redemption reserve                                                               16             1
        Retained earnings                                                                     8,161         8,099
                                                                                          ---------      --------

 Total shareholders' equity                                                                  46,053        17,000
                                                                                          ---------      --------

TOTAL LIABILITIES AND
   SHAREHOLDERS' EQUITY                                                                      62,767        26,581
                                                                                          =========      ========



See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                                  Convertible     Additional       Capital
                                                        Ordinary      Ordinary      preferred        paid-in    redemption
                                                          shares        Shares         shares        capital       reserve
                                                         No.'000   (pound)'000    (pound)'000    (pound)'000   (pound)'000

BALANCE AT APRIL 1, 1996                                   1,758            35            375             38             1
Conversion of preferred shares                             1,875            38          (375)            337             -
Ordinary share options exercised                             500            10              -             28             -
Ordinary shares issued, net of issue costs of
(pound)1,311,000                                           1,675            33              -          8,341             -
Net income                                                     -             -              -              -             -
                                                    ------------  ------------   ------------   ------------  ------------

BALANCE AT MARCH 31, 1997                                  5,808           116              -          8,744             1
Ordinary share options exercised                             116             2              -             38             -
Net income                                                     -             -              -              -             -
                                                    ------------  ------------   ------------   ------------  ------------

BALANCE AT MARCH 31, 1998                                  5,924           118              -          8,782             1
Ordinary shares issued, net of issue costs of              3,052            61              -         28,717             -
(pound)2,588,000
Ordinary share options exercised                             282             6              -            207             -
Ordinary shares repurchased                                (762)          (15)              -              -            15
Net income                                                     -             -              -              -             -
                                                    ------------  ------------   ------------   ------------  ------------

BALANCE AT MARCH 31, 1999                                  8,496           170              -         37,706            16
                                                    ============  ============   ============   ============  ============



                                                      Cumulative
                                                     translation       Retained
                                                      adjustment       earnings         Total
                                                     (pound)'000    (pound)'000   (pound)'000

BALANCE AT APRIL 1, 1996                                   (149)          2,475         2,775
Conversion of preferred shares                                 -              -             -
Ordinary share options exercised                               -              -            38
Ordinary shares issued, net of issue costs of
(pound)1,311,000                                               -              -         8,374
Net income                                                   149          2,180         2,329
                                                    ------------    -----------    ----------

BALANCE AT MARCH 31, 1997                                      -          4,655        13,516
Ordinary share options exercised                               -              -            40
Net income                                                     -          3,444         3,444
                                                    ------------    -----------    ----------

BALANCE AT MARCH 31, 1998                                      -          8,099        17,000
Ordinary shares issued, net of issue costs of                  -              -        28,778
(pound)2,588,000
Ordinary share options exercised                               -              -           213
Ordinary shares repurchased                                    -         (3,987)       (3,987)
Net income                                                     -          4,049         4,049
                                                    ------------    -----------   -----------

BALANCE AT MARCH 31, 1999                                      -          8,161        46,053
                                                    ============    ===========    ==========



See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended March 31, 1999, 1998 and 1997

                                                                                        1999           1998           1997
                                                                                 (pound)'000    (pound)'000    (pound)'000
CASH FLOWS FROM OPERATING ACTIVITIES

Net income                                                                              4,049         3,444          2,180

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization                                                           1,476           856            199

Profit on disposal of property and equipment                                              (40)          (26)            (9)

Loss on disposal of discontinued operations                                                 -             -            149

Changes in assets and liabilities, net of effects of acquisitions

        Accounts receivable                                                            (6,080)       (9,645)          (431)
        Unbilled receivables                                                             (812)         (785)          (276)
        Prepaid expenses                                                                  (44)         (135)            78
        Other receivables                                                                (970)          (32)           (77)
        Net assets of discontinued operations                                               -             -            200
        Accounts payable                                                               (1,659)        2,459             31
        Accrued liabilities                                                             1,771           274             46
        Income taxes payable                                                              460           307            286
        Other taxes and social security payable                                           308           (12)           208
        Other liabilities                                                                (290)           64            447
        Other long term liabilities                                                        -              -           (495)
                                                                                   ----------    ----------     ----------


Net cash (used by) provided by operating activities:                                   (1,831)       (3,231)         2,536
                                                                                   ----------    ----------     ----------


CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment                                                     (1,419)         (950)          (431)
Proceeds from sale of property and equipment                                              170           219             29
Acquisition of businesses, net of cash acquired                                       (20,789)       (6,984)             -
                                                                                   ----------    ----------     ----------



Net cash (used in) investing activities                                               (22,038)       (7,715)          (402)
                                                                                   ----------     ----------    ----------



CASH FLOWS FROM FINANCING ACTIVITIES
Ordinary share options exercised                                                          213            40             38
Ordinary share issuance                                                                28,778             -          8,374
Repurchase of ordinary shares                                                          (3,987)            -              -
Mortgage repayments                                                                         -          (460)           (60)
Payments under capital lease obligations                                                 (143)         (465)           (36)
                                                                                   ----------     ----------    ----------


Net cash provided by (used in) financing activities                                    24,861          (885)         8,316
                                                                                   ----------     ----------    ----------


NET INCREASE/(DECREASE) IN CASH AND CASH
   EQUIVALENTS                                                                            992       (11,831)        10,450


CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                            1,040        12,871          2,421
                                                                                   ----------     ----------    ----------



CASH AND CASH EQUIVALENTS, END OF YEAR                                                  2,032         1,040         12,871
                                                                                   ==========     =========     ==========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended March 31, 1999, 1998 and 1997

SUPPLEMENTAL DISCLOSURE OF CASH FLOW                                                    1999           1998           1997
    INFORMATION                                                                  (pound)'000    (pound)'000    (pound)'000

Interest paid                                                                             86             22             22
                                                                                  ==========     ==========     ==========



Income taxes paid                                                                      1,624            967            634
                                                                                   =========     ==========     ==========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended March 31, 1999, 1998 and 1997

1. BASIS FOR PRESENTATION OF THE FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

        BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

        Nature of business

        Professional Staff plc and its subsidiaries (the "Company") primarily operate in niche sectors of the temporary staffing industry and other recruitment services in the United Kingdom, United States of America and Western Europe.

        Basis for consolidation

        The consolidated financial statements include the financial statements of Professional Staff plc and all of its subsidiaries. Professional Staff plc and its major subsidiaries are incorporated in Great Britain except for The Woolf Group, Inc. and S-Com Computer Systems Engineers, Inc. which are incorporated in the United States of America and S-Com Computer Systems Engineers GmbH which is incorporated in Germany. All significant intercompany transactions, profits and balances have been eliminated in consolidation.

        Use of estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

        Currency

        These consolidated financial statements are stated in United Kingdom pounds sterling.

        SIGNIFICANT ACCOUNTING POLICIES

        Cash and cash equivalents

        The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

        Property and equipment

        Property and equipment is stated at cost and depreciated using the straight-line method. Freehold land is not depreciated, freehold buildings are depreciated over an estimated useful life of 40 years, fixtures, fittings and equipment are depreciated over estimated useful lives ranging from 3 to 10 years and motor vehicles are depreciated over an estimated useful life of 4 years.

        Goodwill

        Goodwill arising on the acquisition of a business is calculated by comparing the cost of the acquisition with the fair value of the net assets acquired. Any difference is treated as purchased goodwill and is amortised in equal amounts over its expected useful life. The amortisation period is assessed separately for each acquisition and the carrying value of goodwill and the adequacy of the amortisation rates are reviewed at each balance sheet date. All goodwill arising on acquisitions to date is being amortised over 30 years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended March 31, 1999, 1998 and 1997

1. BASIS FOR PRESENTATION OF THE FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES (continued)

        Impairment of long-lived assets

        Management assesses the recoverability of its long-lived assets by determining whether the amortisation of the asset's balance over its remaining life can be recovered through projected discounted future cash flows from operations. Management continually evaluates the existence of potential impairment by analysing operating results, trends and prospects. Management also takes into consideration any other events or circumstances that might indicate potential impairment. Based upon these evaluations, the Company has determined that no impairment of recorded long-lived assets has occurred.

        Fair values of financial instruments

        The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximate to fair value due to the short maturities of such instruments.

        Revenue recognition

        The Company derives most of its revenues from supplying temporary staffing services. Revenues are recorded as such services are provided.

        Direct cost of revenue

        Direct cost of revenue consists primarily of compensation payable to temporary workers, related payroll taxes and direct expenses billable to clients. Direct cost of revenue does not include an allocation of overhead costs.

        Income taxes

        The Company uses the liability method of accounting for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes". Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

        Earnings per share

        Basic earnings per share is computed on the weighted average number of ordinary shares outstanding during the respective period. Diluted earnings per share includes the effect of dilutive ordinary share equivalents outstanding during the periods using the treasury stock method.

        Share options granted to employees

        The Company accounts for all share-based compensation plans under the intrinsic value method prescribed by APB Opinion No.25, "Accounting for Stock Issued to Employees".

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended March 31, 1999, 1998 and 1997

1. BASIS FOR PRESENTATION OF THE FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES (continued)

        Foreign exchange

        The Company's reporting and functional currency is pounds sterling. Transactions of the Company denominated in foreign currencies are translated into functional currencies at the rates of exchange ruling at the date of transactions. Monetary assets and liabilities in foreign currencies at the balance sheet date are translated into functional currencies at the rates of exchange ruling at that date. Any differences are dealt with in the income statement.

        The balance sheets of foreign subsidiaries are translated into sterling at the closing rates of exchange and the profit and loss account at an average rate. The differences arising from the translation are charged directly to equity.

        Leases

        Assets held under finance leases are capitalised at their fair value on the inception of the lease and depreciated over their estimated useful lives. Finance charges are allocated over the period of the lease in proportion to the capital amount outstanding. Rentals under operating leases are charged to the income statement in equal annual amounts over the lease term.

2.      ACQUISITIONS

        On July 17, 1998 the Company acquired the entire issued share capital of EPL Overseas Limited ("EPL"), a UK based provider of skilled contract personnel to the European telecommunications industry. The initial purchase price was (pound)1,650,000 in cash. Further cash consideration may become payable dependent upon the gross profit of the group's technology businesses, into which the acquired business has been merged, for the period from October 1998 to July 2000. Such payments are due in May 1999, May 2000 and August 2000.

        On October 1, 1998 the Company acquired the entire issued share capital of Praxis Executive Taskforce Limited ("Praxis"), a UK based provider of interim executives and managers to industry and commerce. The initial purchase price was (pound)2,525,000 in cash. Further cash consideration may become payable in December 1999 and December 2000 dependent upon improvements to operating income for the years ended September 30, 1999 and September 30, 2000.

        On March 26, 1999 the Company purchased the entire issued share capital of Euromedica plc and 94% of the share capital of Euromedica International Limited (together "Euromedica"). Euromedica is the largest executive search firm in Europe in the pharmaceutical, bioscience and healthcare sectors and has a network of offices in the UK, Belgium and Germany. The purchase price was (pound)2,888,000.

        On March 31, 1999 the Company purchased the entire issued share capital of The Woolf Group, Inc. ("Woolf"), a US based provider of clinical trials staffing services to pharmaceutical companies and contract research organisations. The initial purchase price was (pound)9,560,000. Further cash consideration may become payable in May 2000, May 2001 and May 2002 dependent upon improvements to operating income for the years ended March 31, 2000, 2001 and 2002.

        All acquisitions were accounted for by the purchase method and, accordingly, the purchase price (including transaction costs) was allocated among the identifiable tangible assets acquired and liabilities assumed based on their respective fair market values. The fair values allocated were approximately (pound)6,409,000 for the assets acquired and approximately (pound)4,084,000 for the liabilities assumed. The excess of purchase price over these

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended March 31, 1999, 1998 and 1997

2.      ACQUISITIONS (CONTINUED)

        estimated fair values of the net assets acquired was approximately (pound)14,551,000 and was recorded as goodwill which is being amortised using the straight line method over 30 years. The results of acquired operations have been included in the consolidated income statement from the respective dates of acquisition.

        The following unaudited consolidated pro-forma results of operations for the years ended March 31, 1999 and 1998 assume that all acquisitions made in the years ended March 31, 1999 and 1998 occurred as of April 1, 1997:


                                                           1999           1998
                                                    (pound)'000    (pound)'000

         Revenue                                        111,984         89,431
                                                    ===========     ==========

         Net income                                       4,431          2,531
                                                    ===========     ==========

         Earnings per share:
                Basic                               (pound)0.50    (pound)0.43
                                                    ===========     ==========

                Diluted
                                                    (pound)0.47    (pound)0.37
                                                    ===========     ==========


        Such pro-forma amounts are not necessarily indicative of what the actual consolidated results of operations might have been if the acquisitions had been effective at the beginning of the periods.

        Contingent Consideration

        Prior year acquisitions

        Further cash consideration may become payable in August 1999 and August 2000 in respect of the acquisition of S-Com Computer Systems Engineers Limited, acquired in the year ended March 31, 1998, dependent upon the gross profit of the group's technology businesses for the period to July 2000.

        Recognition of contingent consideration

        Contingent consideration is recognised when the outcome of the contingency is beyond reasonable doubt. Accordingly, contingent consideration of (pound)3.95m has been recognised as at March 31, 1999. Where the outcome of the contingency is not beyond reasonable doubt, due to the complexity of the earnout formulae or uncertainty as to future performance, no liability has been recognised. Management do not anticipate that the aggregate of such unrecognised contingent consideration will exceed (pound)20m.

3.      EARNINGS PER SHARE

        The following table summarises the computations of share amounts used in the computation of earnings per share presented in the accompanying income statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended March 31, 1999, 1998 and 1997

3.      EARNINGS PER SHARE (CONTINUED)


                                                                              1999           1998          1997
                                                                              '000           '000          '000
        Basic earnings per share:
        Weighted average number of ordinary shares
        outstanding during the period                                        8,929         5,864          4,968
                                                                       ===========    ==========     ==========

        Diluted earnings per share:

        Weighted average number of ordinary shares
        outstanding during the period                                        8,929         5,864          4,968

        Dilutive effect of options                                             452           923            753
        Assumed conversion convertible preferred shares                          -             -            118
                                                                       -----------    ----------     ----------

        Total fully diluted securities considered outstanding
        during the year                                                      9,381         6,787          5,839
                                                                       ===========    ==========     ==========



                                                                       (pound)'000   (pound)'000    (pound)'000



         Net income                                                          4,049         3,444          2,180
                                                                       ===========    ==========     ==========

         Basic earnings per share                                      (pound)0.45   (pound)0.59    (pound)0.44
                                                                       ===========    ==========     ==========

         Diluted earnings per share                                    (pound)0.43   (pound)0.51    (pound)0.38
                                                                       ===========    ==========     ==========

        Options to purchase 501,000 shares at exercise prices ranging from $11.50 to $16.875 were outstanding at March 31, 1999 but have not been included in the calculation of diluted earnings per share because the exercise prices were greater than the average market price of the ordinary shares.

4.      PROPERTY AND EQUIPMENT

                                                                            1999          1998
                                                                     (pound)'000   (pound)'000

        Freehold land and buildings                                        1,018         1,041
        Motor vehicles                                                     1,507         1,053
        Fixtures, fittings and equipment                                   3,173         1,685
                                                                       ---------     ---------

                                                                           5,698         3,779
        Less: accumulated depreciation                                   (2,372)       (1,090)
                                                                       ---------     ---------

        Property and equipment, net of accumulated
           depreciation                                                    3,326         2,689
                                                                       =========     =========

        The Company leases motor vehicles under capital leases. Property and equipment includes the following amounts for leases that have been capitalised.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended March 31, 1999, 1998 and 1997

4.      PROPERTY AND EQUIPMENT (CONTINUED)


                                                             1999          1998
                                                      (pound)'000   (pound)'000

         Motor vehicles                                       226           308
         Less: accumulated depreciation                     (101)         (159)
                                                      -----------   -----------

                                                              125           149
                                                      ===========   ===========

        Depreciation of leased assets is included in depreciation and amortization expense.

5.      CONVERTIBLE PREFERRED SHARES

        The convertible preferred shares carried the same voting rights as ordinary shares, and the right (waived by the holders) to a gross dividend of 10% per annum.

        On June 1, 1996, the convertible preferred shares were converted into 1,875,000 2p ordinary shares issued at a premium of 18p.

6.      SHARE OPTION PLAN

        The Company operates two share option plans for the benefit of directors and employees, an approved plan and an unapproved plan. Share options granted allow for the purchase of ordinary shares at prices not less than the fair market value of the ordinary shares at the date of grant. The options vest over 3 years and are exercisable 7 to 10 years from the date of grant.

        The following table summarises the option activity under the share option plans.


                                                                     1999           1998          1997
                                                                      No.            No.           No.

        Options outstanding at 1 April                          1,308,541        947,044     1,403,825
        Options granted                                           632,000        525,198        75,000
        Options exercised                                        (281,732)      (115,546)     (500,375)
        Options cancelled                                        (231,954)       (48,155)      (31,406)
                                                              -----------    -----------   -----------

        Options outstanding at 31 March                         1,426,855      1,308,541       947,044
                                                              ===========    ===========   ===========

        Weighted-average exercise price per share:
        Options granted                                            $12.88         $10.58         $2.26

        Options exercised                                           $1.30          $0.55         $1.29

        Options cancelled                                          $11.27          $6.60         $1.66
                                                              ===========   ============   ===========


        Weighted-average exercise price per share of
        options outstanding at end of the year                      $8.21          $4.94         $1.51
                                                              ===========   ============   ===========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended March 31, 1999, 1998 and 1997

6.      SHARE OPTION PLAN (CONTINUED)

        Details of share options granted but not exercised at March 31, 1999 are as follows:


        Date of grant            Number of options            Exercise price                        Exercise period
        April 1994                         125,000               (pound)0.25                April 1997 - April 2004
        April 1995                          80,000               (pound)0.80                April 1998 - April 2005
        October 1995                       135,000               (pound)1.25            October 1998 - October 2005
        February 1996                       30,000               (pound)1.40          February 1999 - February 2003
        March 1996                          66,485               (pound)1.40                March 1999 - March 2006
        April 1996                          75,000               (pound)1.40                April 1999 - April 2006
        April 1997                          75,210                   US$8.75                April 2000 - April 2007
        May 1997                            98,642                  US$9.375                    May 2000 - May 2007
        June 1997                            3,000                  US$10.00                  June 2000 - June 2007
        July 1997                          120,047                  US$11.50                  July 2000 - July 2007
        October 1997                         6,563                 US$15.625            October 2000 - October 2007
        January 1998                        28,000                 US$15.375            January 2001 - January 2005
        May 1998                           243,500                 US$16.875                    May 2001 - May 2008
        June 1998                           15,000                  US$13.50                  June 2001 - June 2008
        July 1998                           75,000                 US$13.125                  July 2001 - July 2008
        July 1998                           12,500                 US$15.125                  July 2001 - July 2008
        October 1998                        67,908                   US$9.75            October 2001 - October 2008
        October 1998                       170,000                   US$7.25            October 2001 - October 2008

        The Company applies APB Opinion 25 and related interpretations in accounting for its plans. The option price for each grant of options was considered to be a reasonable estimate of the market value of shares at that date. Consequently, no compensation expense has been recorded in respect of these share options.

        Statement of Financial Accounting Standards No.123 "Accounting for Stock-based Compensation", ("SFAS 123") requires disclosure of pro forma information regarding net income and earnings per share had compensation cost been determined using the fair value method. The fair value of the Company's stock-based awards to employees was estimated as of the date of grant using the Black-Scholes option pricing model. Limitations on the effectiveness of the Black-Scholes option valuation model are that it was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable and that the model requires the use of highly subjective assumptions including expected stock price volatility. Because the Company's stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards. The fair value of options granted was estimated assuming no dividends and using the following weighted average assumptions:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended March 31, 1999, 1998 and 1997


6.      SHARE OPTION PLAN (CONTINUED)

                                                                                         1999           1998           1997
        Risk-free interest rate                                                          4.7%           5.8%           6.3%
        Expected term                                                                 3 years        3 years        3 years
        Volatility                                                                      30.0%          20.0%          20.0%
        Weighted-average fair value per share for options granted during
        the year                                                                        $3.38          $2.30          $0.51
                                                                                      =======        =======    ===========


        Had compensation cost for the Company's plans been recorded the Company's net income and earnings per share would have been as indicated below:

                                                                                         1999           1998          1997
        Net income                                              as reported             4,049          3,444         2,180
                                                                  pro forma             3,733          3,296         2,150
                                                                                  ===========    ===========    ==========

        Basic earnings per share                                as reported       (pound)0.45    (pound)0.59   (pound)0.44
                                                                  pro forma       (pound)0.42    (pound)0.56   (pound)0.43
                                                                                  ===========    ===========    ==========

        Diluted earning per share                               as reported       (pound)0.43    (pound)0.51   (pound)0.38
                                                                  pro forma       (pound)0.40    (pound)0.49   (pound)0.37
                                                                                  ===========    ===========    ==========

7.      INCOME TAXES

        The Company's provision for United Kingdom income taxes resulted in effective tax rates that varied from the United Kingdom statutory income tax rate as follows:


                                                                                         1999        1998           1997
                                                                                  (pound)'000    (pound)'000   (pound)'000

        Expected income tax provision at 31% / 31% / 33%                                1,901         1,598          1,182
        Amortization of goodwill                                                          116            60              -
        Expenses not deductible for tax purposes                                           67            53             62
        Other                                                                               -             -              9
                                                                                  -----------    ----------    -----------

        Actual income tax provision                                                     2,084         1,711          1,253
                                                                                  ===========    ==========      =========

        Effective tax rate                                                              34.0%         33.2%          34.9%
                                                                                  ===========    ==========      =========

        There are no significant differences between the financial reporting and tax bases of assets and consequently there are no deferred tax assets and liabilities.
 .

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended March 31, 1999, 1998 and 1997


8.      SALES AND GEOGRAPHIC INFORMATION

        Throughout the period the Company's revenue and income before interest and income taxes derived primarily from the provision of temporary staffing services.

        Domestic and export revenues for the three years ended March 31, 1999 were as follows:


                                                                                         1999           1998          1997
                                                                                  (pound)'000    (pound)'000   (pound)'000

        United Kingdom                                                                 61,671         45,414        19,666
        Europe                                                                         28,045         12,348             -
        United States                                                                   3,574              -             -
        Rest of the World                                                               2,069            551             -
                                                                                  -----------     ----------     ---------

                                                                                       95,359         58,313        19,666
                                                                                  ===========     ==========     =========

        The location of the Company's net property and equipment as of March 31, 1999 is summarized below. Such information is not presented for 1998 or 1997 as net property and equipment was primarily located in the United Kingdom.


                                                                                                                      1999
                                                                                                               (pound)'000

        United Kingdom                                                                                               3,083
        Europe                                                                                                          51
        United States                                                                                                  192
                                                                                                                ----------
                                                                                                                     3,326
                                                                                                                ==========


        The Company did not receive more than 10% of consolidated revenue from any one customer in the year ended March 31, 1999 and 1998 ((pound)2,359,000 and (pound)2,242,000 from two customers in 1997 each of which exceeded 10% of consolidated revenues)
)

9.      COMMITMENTS AND CONTINGENCIES

        Leases

        The Company leases some of its facilities under non-cancelable operating lease agreements. Future minimum lease payments under these operating leases as of March 31, 1999 are as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended March 31, 1999, 1998 and 1997

9.      COMMITMENTS AND CONTINGENCIES (CONTINUED)



        Year ending March 31,                                    (pound)'000

        2000                                                             466
        2001                                                             466
        2002                                                             397
        2003                                                             339
        2004                                                             292
        Thereafter                                                     1,257
                                                                   ---------

        Total minimum lease payments                                   3,217
                                                                   =========

        Rent expense of (pound)473,000, (pound)290,000 and (pound)103,000 was incurred in 1999, 1998 and 1997 respectively.

        Cross guarantee

        The company's bankers hold a fixed and floating charge over the assets of the company as security over any overdraft. As at March 31, 1999 the company had no overdraft (1998 - (pound)68,000).

        In addition, the company is subject to a cross guarantee covering overdrafts of certain group companies. The company had a contingent liability of (pound)8.20m at March 31, 1999 under this guarantee (1998 - (pound)nil).

        Security

        The company pledged the assets and ordinary shares of The Woolf Group, Inc. as security up to a maximum of $15m to the selling shareholders of The Woolf Group, Inc. in respect of the aggregate contingent consideration that may become payable in each of May 2000, May 2001 and May 2002.

10.     UNUSUAL ITEMS

        The Company incurred the following non-recurring unusual items in the year ended March 31, 1999 all recognized within Selling, general and administrative expenses; (pound)403,000 relating to restructuring costs at its Salisbury Consulting Group subsidiary and costs of integrating its S-Com and EPL subsidiaries subsequent to acquisition; (pound)256,000 relating to costs expected to be incurred at S-Com EPL in collecting certain international receivables and establishing general doubtful debt reserves; and (pound)150,000 of costs associated with an aborted acquisition.

11.     CAPITAL STRUCTURE

        In May 1998 the Company completed a secondary public offering of its ordinary shares. The Company issued 3,052,500 ordinary shares at $17.25 raising (pound)28,778,000 net of issue costs. The proceeds were used to fund acqusitions and working capital requirements.

        During December 1998 and January 1999 the Company repurchased 762,000 ordinary shares at an average price of $8.64.