Form 20-F
period 2000-03-31
PROFESSIONAL STAFF PLC
filed 2000-09-29
CIK 1018290

As filed with the Securities and Exchange Commission on September 29, 2000
   --------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
                                    FORM 20-F


                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                    For the fiscal year ended March 31, 2000
                         Commission file number 0-28662

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

                     --------------------------------------
                    (Address of principal executive offices)

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

              8,622,837 Ordinary Shares, nominal value 2p per share
                             -----------------------

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

                  Yes |X|  No [ ]

                  Indicate by check mark which financial statement item the Registrant has elected to follow:

                  Item 17 [ ]    Item 18 |X|

--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

PART I.........................................................................4

     Item 1.  DESCRIPTION OF BUSINESS..........................................4
     Item 2.  DESCRIPTION OF PROPERTY.........................................11
     Item 3.  LEGAL PROCEEDINGS...............................................11
     Item 4.  CONTROL OF REGISTRANT...........................................11
     Item 5.  NATURE OF TRADING MARKET........................................12
     Item 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY
              HOLDERS.........................................................12
     Item 7.  TAXATION........................................................13
     Item 8.  SELECTED FINANCIAL DATA.........................................16
     Item 9.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
              RESULTS OF OPERATIONS...........................................18
     Item 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT
              MARKET RISK.....................................................23
     Item 10. DIRECTORS AND OFFICERS OF REGISTRANT............................23
     Item 11. COMPENSATION OF DIRECTORS AND OFFICERS..........................25
     Item 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR
              SUBSIDIARIES....................................................25
     Item 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS..................26

PART II.......................................................................27

     Item 14. DESCRIPTION OF SECURITIES TO BE REGISTERED......................27

PART III......................................................................27

     Item 15.  DEFAULTS UPON SENIOR SECURITIES................................27
     Item 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR
               REGISTERED SECURITIES..........................................27

PART IV.......................................................................27

     Item 17.  FINANCIAL STATEMENTS...........................................27
     Item 18.  FINANCIAL STATEMENTS...........................................27
     Item 19.  FINANCIAL STATEMENTS AND EXHIBITS..............................27

                                  Introduction


         In this Annual Report on Form 20-F (the "Annual Report"), references to "U.S. dollars", "dollars", "U.S.$" or "$" are to currency of the United States of America (the "U.S." or the "United States"), references to "pounds sterling", "sterling", "(pound), "pence" or "p" are to currency of the United Kingdom of Great Britain and Northern Ireland (the "U.K." or "United Kingdom"). The Company publishes its consolidated financial statements in pounds sterling. Solely for the convenience of the reader, this Annual Report contains translations of certain pound sterling amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the pound sterling amounts actually represent such U.S. dollar amounts or have been, could have been, or could be, converted into U.S. dollars at the rate indicated or at any other rate. Unless otherwise indicated, the translations of pounds sterling into U.S. dollars have been made at $1.5922 per (pound)1.00, the noon buying rate in the City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on March 31, 2000.

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


         Unless otherwise specified or the context otherwise requires, in this Annual Report, the "Company" or "Professional Staff" refers to Professional Staff plc together with its subsidiaries.

         The following refer to businesses within the Company's Science operations, "SRG" refers to Science Recruitment Group Limited, "The Woolf Group" refers to The Woolf Group, Inc., "Euromedica" refers to Euromedica plc and Euromedica International Limited combined.

         The following refer to businesses within the Company's Technology operations, "S.Com" refers to S.Com Group Plc and subsidiaries, "S-Com" refers to S-Com Computer Systems Engineers Limited, "SDS" refers to SDS Computer Group Limited and "EPL" refers to EPL Overseas Limited.

         The following refer to businesses within the Company's Management operations, "PS Interim" refers to Executives on Assignment and Praxis combined, "Executives on Assignment" refers to Executives on Assignment Limited, "Praxis" refers to Praxis Executive Task Force Limited, "Salisbury" refers to The Salisbury Consulting Group Limited.

         The Company was incorporated on February 20, 1990 under the laws of England and Wales. Its principal executive offices are located at Buckland House, Waterside Drive, Langley Business Park, Slough SL3 6EZ, United Kingdom (telephone 44-1-753-580-540).

                                     PART I

Item 1.  DESCRIPTION OF BUSINESS

Summary

         Professional Staff is a specialty staffing services company based in the United Kingdom, providing temporary and permanent placement services to the Technology, Science and Management sectors. Since the Company's initial public offering in August 1996, the Company has completed nine acquisitions which have expanded the range of specialty services, geographic markets and industry sectors that the Company serves.

         Within the Technology sector, S.Com places specialized professionals in telecommunications, datacommunications, IT and specialty engineering on a worldwide basis from operations in the United Kingdom, United States and Germany. Major customers of the Company's Technology staffing services include BT, Orange, Ericsson, Qualcomm, Lucent and Nokia.

         Within the Science sector, SRG continues to dominate the UK laboratory staffing market through its SRG Lab Staff brand which offers scientists and laboratory technicians with expertise in more than 500 different skills. In the United States, the Woolf Group offers clinical research professionals and associated services to major pharmaceutical and clinical research organisations. The Science division also includes Euromedica, an executive search consultancy dedicated to the pharmaceutical and healthcare industries. The Company's major clients within the science sector include Glaxo Wellcome, Zeneca, SmithKline Beecham and Merck and Sharpe & Dohme.

         Within the management sector, the Company, through Praxis and Executives on Assignment, is a leader in the UK interim management market offering executives and senior managers across a broad spectrum of industry and commerce.

Recent Events

         On July 20, 2000 the Company announced that it had agreed to the terms of a recommended cash offer of $8.34 per Ordinary Share to be made by First Saddle Limited for the whole of the issued and unconditionally allotted share capital of the Company not already owned or agreed to be acquired by First Saddle. First Saddle was established by Benjamin Blackden, Chairman of the Company, Kevin Worrall, Chief Financial Officer of the Company, Bruce Culver, Non-Executive Director of the Company and Granville Baird Capital Partners Limited for the purpose of effecting a management buyout of the Company.

         The offer was considered by a special committee of independent directors of the Company. The Board, acting through the special committee considered the terms of the offer and the arrangements with management to be fair and in the best interests of the Company's securityholders and unaminously recommended that securityholders accept the offer. In arriving at this conclusion the special committee received an opinion from Jefferies & Company, Inc. that the offer in financial terms and the arrangements with management were fair and reasonable so far as securityholders were concerned.

         On August 23, 2000 First Saddle announced that the minimum acceptance condition, being receipt of valid acceptances in respect of not less than 90% of shares to which the offer related, had not been met. At the end of the Initial Offer Period valid acceptances of the offer had been received in respect of approximately 82% of the shares to which the offer related. First Saddle therefore announced that its offer had lapsed in accordance with its terms.

Industry Overview

         The staffing industry in the United Kingdom, including both temporary and permanent staffing, is the largest in Europe and has experienced significant growth. From 1995 to 1998, the total market grew from an estimated $18 billion to $25 billion, or approximately 38%. Current estimates put the total market at $25 to $30 billion. The penetration rate, measured as the number of temporary workers expressed as a percentage of the total work force, is estimated by the Recruitment & Employment Confederation ("REC") to be approximately 3% to 4%. The UK market is highly fragmented with approximately 10,000 companies active in a deregulated environment. The overall trend in continental Europe has been toward progressive liberalization and deregulation.

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

         Information Technology services, including datacommunications and specialty software engineering, is also a fast growing sector as a result of increased demand for personnel in a range of computer-related disciplines, including technical project support, software development, documentation systems and database management.

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

         Science Sector. Science staffing services grew in the United Kingdom following the Company's pioneering of the use of temporary professionals in the scientific laboratory. The use of temporary scientific professionals has grown in recent years in the pharmaceutical, biotechnology, environmental, food, chemical and petrochemical industries. This growth is the result of increased acceptance of the use of temporary workers as well as shortages of certain scientific skills. In the United States, demand for clinical trials staffing services has been driven by growth in the clinical trial segment of the drug development industry. Technological advances and market demand for novel drug therapies have led pharmaceutical and biotechnology companies to produce large numbers of new drug compounds a year. Concurrently, stringent approval requirements demand a greater number of trials per compound and a greater number of patients per trial. Management believes that science services in both the UK and the US have been impacted by consolidation in the pharmaceutical industry but nevertheless offer opportunities for future growth.

         Management Sector. The use of interim managers and executives in the UK is an emerging market, in which the Company has been one of the leading pioneers. There is now growing acceptance of the flexibility and cost effectiveness of using interim managers alongside the regular management team, not simply as a solution to a crisis. Management believes that the management sector offers opportunities for future growth.

Business Strategy

         Management believes that the Company has achieved a strong competitive position in the sectors in which it operates attributable to a number of business strategies, including the following:

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

         Employing qualified and experienced sales teams. In the Technology sector, recruitment consultants are generally computer or business graduates, trained in the specific industry in which they work. The Company's recruitment consultants working in the Science sector generally have university degrees in science, including some with PhDs. Each consultant is qualified in a specialized scientific discipline such as analytical chemistry, biochemistry, microbiology, organic chemistry or food science, among others. The Company's sales teams are experienced and well qualified to understand and serve the specific needs of clients in the sectors in which it operates.

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

         Identifying qualified candidates. The Company invests in recruitment advertising through the Internet and other media to identify and recruit qualified professionals who are available for client assignments. The Company has proprietary databases in each of its sectors providing a significant pool of qualified candidates.

         Central financial and operational controls. Each of the Company's subsidiaries focuses on its own service sector, technology, skills and clients. Operating company managers are given latitude to concentrate on their market and manage day-to-day operations within their areas of expertise. The Company's central management regularly monitors operations and results are reported and consolidated monthly. The Company's businesses operate discrete accounting systems in accordance with the specific requirements of each business, but report results under a common reporting timetable and framework and according to common accounting policies. Treasury operations are controlled centrally. Each operating company's financial planning, budgeting and forecasting is co-ordinated by the Company's Chief Financial Officer.

         Continuing investment in advanced information systems and technology. The Company believes its databases and operating systems permit a rapid and precise response to client needs and a high degree of productivity. Management believes that the responsiveness of these systems provides an important competitive advantage. The Company budgets for continuing investment in operating systems to benefit from advances in office and web based technologies.

Growth Strategy

         The Company has pursued a strategy which includes investment in, and development of, its current businesses to increase the size and scale of services within existing markets served.

         In the Technology sector, the Company believes that it is well positioned to generate internal growth as a result of its focus in the growing telecommunications and datacommunications sectors.

         In the Science sector, the Company intends to strengthen its position by expanding its range of staffing services and further promoting its existing brands.

         In the Management sector, the Company believes it is well positioned to achieve greater market penetration in the United Kingdom by increasing sales to existing clients and developing business with new clients.

         The Company intends to pursue and evaluate only those acquisition opportunities which fit within its growth strategy. The Company's acquisition policy is to expand its presence in its current sectors and facilitate entry into new geographic areas within its current sectors. The primary criteria for evaluating each potential acquisition include the nature and degree of specialization, growth potential within the sector served, geographic coverage, quality of management and its commitment to the business on an ongoing basis, profitability trends and transaction terms believed by the Company to be favorable.

Operations

         The following table sets forth the structure, by sector, of the Company's principal operations and services provided.


Business Sector   Operational Locations  Principal Industries Served   Brand Name                    Services Provided
--------------    ---------------------  ---------------------------   ---------                     -----------------

Technology        UK, US,                Telecommunications,           S.Com                         Temporary Staffing
                  Germany                Datacommunications                                          and
                                                                                                     Permanent
                                                                                                     Recruitment

Science           UK                     Pharmaceutical, Chemicals,    Science Recruitment Group
                                         Biotechnology, Food &           SRG Lab Staff               Temporary Staffing
                                         Beverage                        SRG Executive               Permanent
                                                                         SRG Scientech               Recruitment

                  UK & Continental       Phamaceuticals, Biosciences   Euromedica                    Executive Search
                  Europe                 & Healthcare
                  US                     Pharmaceuticals,              The Woolf Group               Clinical Trials
                                         Healthcare, CROs                                            Staffing
                  UK                     N/a                           Salisbury Dreury              Recruitment
                                                                                                     Advertising
Management        UK                     All industry sectors          PS Interim
                                                                         Executives on Assignment    Temporary Staffing
                                                                         Praxis Executive Taskforce  Temporary Staffing
                                                                       ESA                           Permanent
                                                                                                     Recruitment


         During fiscal 2000 the Company continued to integrate acquisitions and restructure operations within each of its three divisions.

         In the Technology division, S.Com EPL Limited (formed on April 1, 1999 from the merger of the Company's two technology staffing companies S-Com Computer Systems Engineers Limited and EPL Overseas Limited) was renamed S.Com Group Plc and rebranded as S.Com.

         In the Science division, Lab Staff Limited was renamed Science Recruitment Group Limited which was relaunched with three service lines, SRG Lab Staff providing staffing services and SRG Executive and SRG Scientech providing permanent recruitment services.

         In January 2000 the Company acquired the entire issued share capital of Euromedica SARL, a company registered in France for (pound)250,000 cash and consideration contingent upon the operating income of Euromedica SARL for the year ended December 31, 2000. This acquisition augmented the Company's existing Euromedica operations in continental Europe.

         In the Management division, the Company's two staffing operations were combined under a new holding company, PS Interim Limited, with common management and business models. The two market leading brands, Executives on Assignment and Praxis Executive Taskforce, were retained.

         Staffing and Recruitment Services in Technology

         S.Com. S.Com specializes in providing temporary and contract systems engineers and other specialists to the telecommunications and datacommunications industries. S.Com also provides information technology and specialty engineering skills to these and other sectors including the defense and air traffic control industries. Skills provided include planning and design, project management, software application development, systems and network implementation, systems integration, high-level programming and system maintenance.

         S.Com has pioneered a partnering approach with telecommunications equipment manufacturers and service providers for the rollout of new networks for mobile telephones. The Company identifies bidders for license awards and helps the bidder to identify the specific skills required to complete the rollout successfully. The Company plans the delivery of the technical personnel required, and in some cases, subsequently manages the staffing of projects. The planning process is generally undertaken some months before the license is awarded. While the Company attempts to align itself strategically with key bidders, it seeks to avoid exclusive arrangements so that it can provide services to any successful bidder. S.Com currently has operations in the United Kingdom, Germany and the United States and is providing contractors worldwide. S.Com also provides permanent placement recruitment services for the sectors in which it operates.

         Staffing and Recruitment Services in Science

         Science Recruitment Group. SRG, though its SRG Lab Staff brand, is the leading temporary staffing business specializing in the laboratory sciences in the United Kingdom. It provides temporary scientists and technicians to industrial employers, government laboratories and research institutions throughout the United Kingdom. Its SRG Executive and SRG Scientech brands provide permanent placement services, respectively in management and at laboratory level. The businesses seek to provide quality service to their clients by understanding each client's highly technical needs, quickly identifying suitable candidates that meet those needs and managing the process of introducing a candidate and administering the ongoing service with a minimum of client involvement.

         Euromedica. Euromedica provides executive-level recruitment services to pharmaceutical bioscience and healthcare clients through the United Kingdom and continental Europe. The company has a network of offices serving the United Kingdom, Belgium, France and Germany as well as associates or joint ventures in Spain, the United States and India.

         The Woolf Group. The Woolf Group specializes in the recruitment and placement of clinical research professionals on a contract basis for pharmaceutical, biotechnology, clinical research and site management organizations in the United States. In addition, the Company provides permanent placement services in response to the increasing demand for permanent clinical research professionals and senior management positions.

         Staffing and Recruitment Services in Interim Management

         Executives on Assignment and Praxis Executive Taskforce. PS Interim, through its two brands, Executives on Assignment and Praxis Executive Taskforce, places experienced executives on temporary assignments across all functions in all types of industrial, commercial and public sector activity throughout the United Kingdom. Management believes that the combined company is the leading employment business dedicated exclusively to this sector in the United Kingdom. Assignments range from senior executive officers to middle management. Recruitment consultants in the business are experienced executives with knowledge and insight into management and its functions.

         Candidates

         The identification and recruitment of qualified professionals who are available for client assignments is a key component of the Company's operations. The Company expends considerable efforts and resources in maintaining its candidate databases.

         Candidates are sourced principally through the internet, advertising and direct solicitation. In the Science sector, the Company advertises in the specialty trade press such as New Scientist, Chemistry in Britain and other journals relevant to a specific industry such as food, plastics or biotechnology. Universities are a valued source of newly qualified candidates in Technology and Science and the Company recruits at a number of universities through university web sites and attendance at career and job fairs. In the Management sector candidates are sought through advertising, usually in national newspapers such as The Times, The Sunday Times and The Daily Telegraph. The Company also receives a considerable number of unsolicited resumes without the need for specific advertising or solicitation.

         In Technology, candidates are selected for possible assignments initially on the basis of the technical information provided on the resume and are normally interviewed in depth on the telephone and in person where appropriate. The recruitment consultant assesses a candidate's suitability for the assignment based on a detailed understanding of the skills required by a client. In Science, candidates for temporary or permanent positions are generally interviewed in person by the Company's recruitment consultants and their skills and experience are precisely matched to the demands of the assignment. In Management, only candidates meeting strict selection criteria are accepted onto the Company's database. Those selected for possible assignments are interviewed personally by both the Company's recruitment consultants and by the client.

         Clients

         The majority of the Company's revenues in the Technology sector are derived from clients in the telecommunications industry and include both equipment manufacturers and service providers such as BT, Orange, Ericsson, Qualcomm, Lucent Technologies and Nokia. Clients in datacommunications include BT, National Westminster Bank, Racal and IBM. BT is the largest client, accounting for approximately 8% of the Company's revenues for the year ended March 31, 2000. Other clients include GEC Marconi, Raytheon, the Defence Research Association, the Civil Aviation Authority and the National Air Transport System. Staffing assignments are agreed on the basis of rates and terms negotiated for each assignment or which form part of a preferred supplier agreement.

         In the Science sector, clients include leading pharmaceutical, biotechnology, chemical, environmental, petrochemical, food and beverage and manufacturing companies as well as government laboratories and research institutions. The Company's major clients within the Science sector include Glaxo Wellcome, Astra Zeneca, SmithKline Beecham and Merck and Sharp & Dohme. In temporary staffing, the majority of the Company's agreements with customers cover assignments with rates and on terms negotiated for each assignment. However, the Company has entered into special agreements with certain regular clients covering services supplied, bill rates, conversion fees, discounts and rebates. Such agreements generally have a term of one year. None of these agreements requires clients to use the Company's services.

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

         Sales and Marketing

         Each operating company has developed a sales and marketing strategy to address specific needs within each sector served. In the Technology sector, S.Com's recruitment consultants focus on developing client relationships through regular contacts at various levels within a client's organization. This may involve spending time on the clients' premises or on site to gain deeper understanding of future projects and the skills required for these. In the Science sector, marketing focuses primarily on temporary scientific services, and is targeted toward laboratory managers, research or development directors and human resource departments. Marketing methods include seminars, direct mail, publication of articles in national and trade press journals and exhibits at trade shows as well as telephone contact and client and prospect site visits. In the Management sector, potential clients are targeted through direct contact and mailing and public relations programs including case study materials and a newsletter, The Interim. Marketing also includes management briefings for chief executives, human resource directors and finance directors.

         Information Systems

         Information systems are fundamental to the operations of the Company due to the nature of the services and the speed of response offered to clients. In addition, candidate attraction and retention, matching requirements and rapidly developing web-based technology also drive the need for the Company to invest in systems technology.

Competition

         In each of the sectors in which the Company operates, the staffing services industry is fragmented and highly competitive with relatively low barriers to entry. Competition and the Company's competitive position in the Technology sector vary across the industries served. In the United Kingdom telecommunications, data communications and information technology markets, S.Com faces competition from a number of IT staffing companies. In international telecommunications staffing, S.Com has established a leading position with few competitors having similar skills and industry expertise. Competitors include Glotel and numerous IT staffing companies such as Delphi Group, Parity, Abraxas and Lorien.

         In the Science sector, management believes that SRG Lab Staff is the only scientific staffing company in the United Kingdom with an extensive nationwide presence and which specializes in all levels of laboratory science employment. Competition is usually regional in nature with few companies specializing in science. International competitors including Manpower, Kelly and Lab Support have recently entered the UK market and competition is generally increasing. SRG Executive and SRG Scientech are among several leading recruitment businesses specializing in the permanent placement of scientists. Euromedica competes with certain national search firms who, while not specializing in science, accept all types of recruitment assignments at senior executive levels.

         In the Management sector, Executives on Assignment and Praxis Executive Taskforce are among the leading brands in the field of interim management and face competition from other specialist providers, of which management believes there are three or four. Some executive search firms and management consultants also operate in this sector.

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

Employees

         At March 31, 2000, the Company had 313 employees (full-time equivalent), of whom approximately 194 were recruitment consultants and operational staff. None of the Company's employees, or its temporary workers, is represented by a collective bargaining agreement. The Company believes that its employee relations are good.

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

         In the past 2 years the UK Government has passed a number of significant laws affecting employment relationships and the relationship that an employment business has with its own employees and its temporary workers. These are (i) the Working Time Regulations, (ii) the National Minimum Wage, (iii) Public Interest Disclosure Act, and the Employment Relations Bill. These laws all apply to "workers" and are not limited to "employees", which means that the rules can apply to agency temporary workers. The Working Time Regulations regulate hours worked, rest breaks, holidays and record keeping. The National Minimum Wage sets out minimum rates of pay and the Public Interest Disclosure Act provides certain rights to workers who disclose alleged wrongdoing in defined circumstances. The Employment Relations Bill covers the areas of trades unions, maternity provisions, and unfair dismissal rights.

         The Inland Revenue introduced legislation ("IR35") with effect from April 6, 2000 regarding the hiring of individuals through their own personal service companies. Employers and employees are currently able to avoid Income Tax and National Insurance by the employee being engaged indirectly through a personal services company. The legislation will ensure that people working in such a way will pay similar amounts of Income Tax and National Insurance as an employee. Lobbying by the UK recruitment industry, which the Company supported, led to the Inland Revenue modifying the original proposals of IR35 so that the burden of any incremental employment related taxation and the administration of its collection fell upon the personal services company rather than the employment agency or its clients. The Company has undertaken a comprehensive educational program aimed at both candidates and clients on the impact of IR35. The Company does not believe that the introduction of IR35 will have a significant impact on its business in the current fiscal year.

         The Department of Trade and Industry published a consultation document in May 1999 concerning the Regulation of the United Kingdom Recruitment Industry. The proposals include measures to restrict the charging of fees which might discourage clients from transferring a temporary worker to a permanent employee and to ensure that temporary workers have a contractual relationship with an employment business. Consultation between the industry and the DTI continues with the industry seeking to protect its legitimate commercial interests in the area of fees. An announcement from the DTI concerning the regulations is expected before the end of 2000.

         The Company's growth strategy includes provision of services into other countries in Europe and internationally. The Company will carefully evaluate the regulatory environment of any market in determining where to pursue such expansion.


Item 2.  DESCRIPTION OF PROPERTY

         The Company owns approximately 7,600 square feet of office space at its headquarters in Langley (near London). The Company also leases offices in London Docklands, Hatfield, Aylesbury (all within an hour of London), Cambridge, Coleshill (near Birmingham), as well as having a network of serviced offices throughout the UK. The Company also has leased offices in Durham, Miami and San Francisco in the U.S., and in Brussels, Paris, Frankfurt and Munich in continental Europe. The Company believes that its facilities are adequate for its short term needs.


Item 3.  LEGAL PROCEEDINGS

         The Company may from time to time be involved in routine litigation incidental to the conduct of its business including in respect of debt recovery. Other than such items, there is no material pending litigation to which the Company is a party.


Item 4.  CONTROL OF REGISTRANT

         As far as known to the Company, the Company is not directly or indirectly owned or controlled by another corporation or by any government.

         The following table sets forth information regarding the beneficial ownership of the Shares as of August 31, 2000, by (i) each person known by the Company to own beneficially more than 10% of the outstanding Shares and (ii) all directors and executive officers as a group.


Title of Class           Identity of Person or Group             Amount Owned               Percent of Class
--------------           ---------------------------             ------------               ----------------

Ordinary Shares          Bruce R. Culver                           1,139,800                           13.2%

Ordinary Shares          Board of Directors as a group             1,948,800                           22.5%
                         (6 persons)


         The Company does not know of any arrangements which might result in a change in its control (see Item 1. Recent Events).



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

         The following table shows, for the calendar periods indicated, the reported highest and lowest middle market quotations for the Company's ADSs on the Nasdaq National Market, based on the highest and lowest closing prices of the ADSs.

                                                      U.S. Dollars per ADS
                                                      --------------------
                                                       High           Low
                                                       ----           ---

1998:
      First Quarter.............................       18             15
      Second Quarter............................       19 1/2         11 1/2
      Third Quarter.............................       16 1/8          9 7/8
      Fourth Quarter............................       11 1/2          6 3/8
1999:
      First Quarter.............................        8 3/4          6
      Second Quarter ...........................        7 3/8          5 11/16
      Third Quarter ............................        6 7/8          5
      Fourth Quarter ...........................        6 13/16        5 1/16
2000:
      First Quarter.............................        6 1/2          4 1/4
      Second Quarter ...........................        5 1/8          4
      Third Quarter (through August 31).........        8 1/4          4 1/16

         According to information provided by The Bank of New York, the Depositary, as of August 31, 2000, there were 16 registered U.S. holders of 8,390,413 ADSs. In the aggregate, such holdings constituted 96.8% of the total outstanding Shares of the Company. Since certain of the Shares and ADSs are held by brokers and other nominees, these numbers may not be representative of the actual number of U.S. beneficial holders or of the number of Shares or ADSs beneficially held by U.S. persons.

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

Item 8.  SELECTED FINANCIAL DATA

         The following table sets forth selected financial data of the Company. The selected financial data for the five fiscal years ended March 31, 2000, have been excerpted or derived from the Company's consolidated financial statements for the fiscal years ended March 31, 1996, 1997, 1998, 1999 and 2000 which have been audited by Deloitte & Touche, Chartered Accountants. The data should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Annual Report and Item 9., Management's Discussion and Analysis of Financial Condition and Results of Operations.

                                                                                           Fiscal Years Ended March 31,
                                                                                           ----------------------------
                                                                            1996           1997           1998           1999
                                                                            ----           ----           ----           ----
                                                                                        (thousands, except per share amounts)
Consolidated Income Statement Data
           Revenue .............................................   (pound)15,996  (pound)19,666  (pound)58,313  (pound)95,359
           Direct cost of revenue ..............................          10,863         13,636         43,715         74,210
                                                                    -     ------  -      ------       --------       --------

           Gross profit.........................................           5,133          6,030         14,598         21,149
           Selling, general and administrative expenses.........           2,408          2,998          9,660      16,076(3)
           Amortization of goodwill.............................               -              -            193            375
                                                                       ---------      ---------      ---------      ---------
            Income from continuing operations before other
             income and income taxes............................           2,725          3,032          4,745          4,698
           Other income/(expense)...............................             126            550            410          1,435
                                                                         -------        -------       --------       --------

            Income from continuing operations before
            income taxes and discontinued operations                       2,851          3,582          5,155          6,133
           Income taxes.........................................             970          1,253          1,711          2,084
                                                                         -------        -------        -------        -------

           Net income from continuing operations(2).............           1,881          2,329          3,444          4,049
                                                                    ==     =====  ==      =====  ==      =====  =       =====

Earnings per Share Data
Basic
           Net income per share from continuing operations           (pound)1.07    (pound)0.47    (pound)0.59    (pound)0.45
           Number of shares used in computation (`000)..........           1,758          4,968          5,864          8,929
Fully diluted
           Net income per share from continuing operations......     (pound)0.40    (pound)0.40    (pound)0.51    (pound)0.43
           Number of shares used in computation (`000)..........           4,696          5,839          6,787          9,381

                                                                                                 At March 31,
                                                                            1996           1997           1998           1999
                                                                            ----           ----           ----           ----
                                                                                                 (thousands)
Consolidated Balance Sheet Data
           Working capital......................................    (pound)1,768  (pound)11,975   (pound)7,044  (pound)18,192
           Total assets.........................................           6,302         17,470         26,581         62,767
           Long-term debt.......................................             522              -              -             69
           Shareholders' equity.................................           2,775         13,516         17,000         46,053


                                                                    Fiscal Years Ended March 31,
                                                                    ----------------------------
                                                                            2000         2000(1)
                                                                            ----         ----
                                                                 (thousands, except per share amounts)
Consolidated Income Statement Data
           Revenue .............................................  (pound)120,410        $191,717
           Direct cost of revenue ..............................          91,766         146,110
                                                                       ---------       ---------

           Gross profit.........................................          28,644          45,607
           Selling, general and administrative expenses.........          22,533          35,877
           Amortization of goodwill.............................           1,008           1,605
                                                                      ----------       ---------
            Income from continuing operations before other
             income and income taxes............................           5,103           8,125
           Other income/(expense)...............................           (649)         (1,033)
                                                                      ----------       ---------

            Income from continuing operations before
            income taxes and discontinued operations                       4,454           7,092
           Income taxes.........................................           1,561           2,485
                                                                         -------         -------

           Net income from continuing operations(2).............           2,893           4,607
                                                                          ======          ======

Earnings per Share Data
Basic
           Net income per share from continuing operations            (pound)0.34           $0.54
           Number of shares used in computation (`000)..........            8,577           8,577
Fully diluted
           Net income per share from continuing operations......      (pound)0.33           $0.52
           Number of shares used in computation (`000)..........            8,842           8,842

                                                                               At March 31,
                                                                            2000            2000
                                                                            ----            ----
                                                                               (thousands)
Consolidated Balance Sheet Data
           Working capital......................................    (pound)17,276         $27,507
           Total assets.........................................           62,425          99,393
           Long-term debt.......................................               68             108
           Shareholders' equity.................................           49,002          78,021


------------------
(1) Solely for the convenience of the reader, pound sterling amounts have been translated into U.S. dollars at the Noon Buying Rate on March 31, 2000 of $1.5922 per (pound)1.00.
(2) Effective March 1996, the Company sold the ongoing businesses of its French operations acquired in fiscal 1993. The Company has recorded the results of its French operations in fiscal years 1995 and 1996 and the losses on the sale of the French businesses in fiscal 1996 and 1997 as discontinued operations.
(3) Includes in 1999 (pound)809,000 of one time expenses for restructuring and merging of acquired operations and aborting a prospective acquisition.


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

                                                                                             Period      Period
Period                                                                High         Low      Average(1)      End
------                                                                ----         ---      -------         ---

1994.............................................................     1.64        1.46         1.54        1.57
1995.............................................................     1.64        1.53         1.58        1.55
1996.............................................................     1.71        1.49         1.57        1.71
1997.............................................................     1.70        1.58         1.65        1.67
1998 ............................................................     1.72        1.61         1.66        1.66
1999.............................................................     1.67        1.55         1.62        1.61
2000 (Through August 31, 2000)...................................     1.62        1.49         1.55        1.49
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

         Professional Staff has grown from being a leading national provider of temporary laboratory scientists and technicians in the United Kingdom into an international specialty staffing services company providing temporary and permanent placement services to the Technology, Science and Management sectors with operations in the United Kingdom, United States and Continental Europe. Since the Company's initial public offering in August 1996, the Company has made nine acquisitions which have increased the Company's range of specialty services, geographic markets and industry sectors. The Company now derives approximately half of its revenue from markets outside the United Kingdom and has temporary professionals working in more than 25 countries.

Acquisitions

         Euromedica France. On January 1, 2000 the Company acquired the entire issued share capital of Euromedica SARL, a French executive search agency specializing in the Science sector based in Paris with 1999 revenue of Fr. 3.5 million. The initial purchase price was (pound)250,000 in cash. Further cash consideration may become payable in January 2001 dependent upon the operating income of Euromedica SARL for the year ended 31 December 2000. Management believe that such consideration will not exceed (pound)200,000. Euromedica SARL previously operated under a royalty licence arrangement with one of the Company's UK subsidiaries, Euromedica International Limited. The acquisition of Euromedica SARL enables the Company's Euromedica group of companies to operate on a more unified basis across continental Europe.

         The businesses acquired in the year ended March 31, 1999 are described below, together with a summary of the acquisition terms.

                                                                                        Annual Revenue(1)
Date of Acquisition       Name                                       Sectors                   (millions)
-------------------       ----                                       -------                   ----------

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

         EPL. On July 17, 1998 the Company acquired the entire issued share capital of EPL Overseas Limited, a UK based provider of skilled contract personnel to the European telecommunications industry. The initial purchase price was (pound)1,650,000 in cash. Further cash consideration may become payable dependent upon the gross profit of the group's technology businesses, into which the acquired business was merged from January 1, 1999 to form S.Com Group Plc, for the period to July 2000. Ron Stewart, formerly Managing Director and significant selling shareholder, was retained as Managing Director of EPL and was subsequently appointed as Managing Director of S.Com Group Plc. The acquisition of EPL, alongside the Company's S-Com business, strengthened the Company's position as a leading player in worldwide telecommunications staffing.

         Praxis. On October 1, 1998 the Company acquired the entire issued share capital of Praxis Executive Taskforce Limited, a UK based provider of interim executives and managers to industry and commerce. The initial purchase price was (pound)2,525,000 in cash. Further cash consideration of (pound)982,000 was paid in December 1999 and further cash consideration will be payable in December 2000 dependent upon improvement to operating income for the year ended September 30, 2000. Mr. Carl Hague, the majority selling shareholder, was retained as an executive officer of Praxis. This acquisition, alongside the Company's Executives On Assignment business, made the Company the leading provider of interim executives in the UK.

         Euromedica. On March 26, 1999 the Company purchased the entire issued share capital of Euromedica plc and 94% of the share capital of Euromedica International Limited. Euromedica is the largest executive search firm in Europe in the pharmaceutical, bioscience and healthcare sectors and has a network of offices in the UK, Belgium and Germany and strategic partnerships in the US, India, France and Spain. The purchase price was (pound)2,888,000.

         Woolf. On March 31, 1999 the Company purchased the entire issued share capital of The Woolf Group, Inc., a US based provider of clinical trials staffing services to pharmaceutical companies and contract research organizations. The initial purchase price was (pound)9,560,000. Further cash consideration may become payable in May 2001 and May 2002 dependent upon improvements to operating income for the years ended March 31, 2001 and 2002 and will be payable to the three selling principals all of whom remain as executive officers of Woolf.

         The acquisitions of Woolf and Euromedica alongside the Company's scientific business, Science Recruitment Group, provide a significant step toward the Company's development of a global science staffing solutions business.


Results of operations - Years ended March 31, 2000 and 1999

         The following tables set forth the percentage relationship to revenue of selected items:

                                                                              Fiscal Years Ended March 31,
                                                                              ----------------------------
                                                                                    2000           1999
                                                                                    ----           ----

Revenue                                                                           100.0%         100.0%
Direct cost of revenue                                                              76.2           77.8

Gross profit                                                                        23.8           22.2
Selling, general and administrative expenses                                        18.7           16.9

Income from continuing operations before other income and tax                        4.2            4.9

Net income from continuing operations                                                2.4            4.2

         Revenue increased by 26%, or (pound)25.0 million, to (pound)120.4 million during the year ended March 31, 2000 from (pound)95.4 million during the year ended March 31, 1999. The acquisitions of Euromedica and The Woolf Group in March 1999 accounted for (pound)12.7 million of this increase, and the full year effect of the fiscal 1999 acquisitions of EPL and Praxis accounted for approximately (pound)5.7m. Internal growth from existing operations was (pound)6.6m or approximately 7%.

         For fiscal 2000, revenue from services to the Technology sector contributed 66% (1999 - 68%) of total revenue, services to the science sector contributed 27% (1999 - 26%) and services to the management sector contributed 7% (1999 - 6%).

         In Technology, revenue increased by 23% to (pound)78.9 million. The full year effect of the fiscal 1999 acquisition of EPL accounted for approximately (pound)3.0 million of this revenue growth giving an internal growth rate of approximately 17%. Operations in the United States contributed significantly to this growth with revenue rising from (pound)3.7m in fiscal 1999 to (pound)14.8m in fiscal 2000.

         In Science, revenue increased by 34% to (pound)32.7 million. The acquisitions of Euromedica and Woolf contributed (pound)12.7 million to this growth. Excluding these, revenue for the Science Recruitment Group fell 15% to (pound)19.6 million due to consolidation in the pharmaceutical sector which held back market growth. There was also increased competition from new market entrants.

         In Management, revenue increased by 32% to (pound)8.7 million. The full year effect of the fiscal 1999 acquisition of Praxis accounted for approximately (pound)2.5 million of revenue with an internal growth rate of 12%. This division finished the year particularly strongly with record fourth quarter revenues 40% ahead of fiscal 1999.

         As a percentage of fiscal 2000 total revenue, temporary staffing represented 93% (1999 - 94%), permanent placement represented 5% (1999 - 4%) and other services accounted for 2% (1999 - 2%). This small change in mix was due primarily to the acquisition of the Euromedica executive search businesses.

         The Company generated 48% of revenue (fiscal 1999 - 35%) from markets outside of the United Kingdom. In fiscal 2000, 24% of revenue was generated in Continental Europe (1999 - 29%), 21% in North America (1999 - 4%) and 3% in other countries (1999 - 2%). This shift was due to the acquisition of the United States based Woolf Group and the significant growth of Technology revenues in the United States. The proportion of revenue generated outside the United Kingdom is likely to continue to rise in fiscal 2001.

Gross Profit

         The Company defines gross profit as total revenue less the direct cost of providing workers for its clients including wages, benefits, expenses and allowances for temporary workers, and fees for permanent placements less the cost of direct research associated with those placements.

         Gross profit was (pound)28.6 million for fiscal 2000, an increase of 35% on fiscal 1999 gross profit of (pound)21.1 million. Gross profit as a percentage of revenue was 23.8% and 22.2% respectively with the improvement in fiscal 2000 due largely to the increased proportion of permanent placement revenue as a result of the Euromedica acquisition. Gross profit percentage on temporary staffing revenue for the Company was virtually unchanged at 19.8% compared to 19.5% for fiscal 1999. In Technology, temporary staffing margin improved from 15.3% to 16.1% as operations in the United States grew faster than lower margin operations in the United Kingdom. In Science, temporary staffing margins fell from 29.5% in fiscal 1999 to 26.5% in fiscal 2000 due to a dilutive effect from the acquired Woolf Group operations and margins 1.5% lower in the Science Recruitment Group. In Management, temporary staffing margins were unchanged at 33%.

Selling, General and Administrative Expenses

         Selling general and administrative expenses mainly comprise compensation payable to employees, office rentals and other facility related costs and marketing expenses. Selling, general and administrative expenses were (pound)22.5 million and (pound)16.1 million for the years ended March 31, 2000 and 1999 respectively. As a percentage of revenue, selling, general and administrative expenses were 18.7% and 16.9% respectively (16.1% in fiscal 1999 excluding unusual items totaling (pound)809,000 incurred in restructuring the Company's Salisbury businesses, merging the S-Com and EPL businesses and aborting a prospective acquisition). The acquired Euromedica permanent business, with relatively high expenses, accounted for more than half the increased percentage.

Amortization of Goodwill

         The Company amortizes goodwill arising from acquisitions over estimated useful lives of 30 years. Goodwill amortization was (pound)1,008,000 for the year ended March 31, 2000 compared to (pound)375,000 for the year ended March 31, 1999. The increase in amortization expense is due to the full year effect of acquisitions made in the year ended March 31, 1999. With further contingent consideration due on prior year acquisitions, amortization expense is likely to rise further between now and May 2002.

Other Income/(Expense)

         Other Expense of (pound)649,000 in fiscal 2000 comprised net interest expense of (pound)79,000, exchange losses of (pound)611,000 and other income of (pound)41,000. In 1999 Other Income totalled (pound)1,435,000 comprising net interest income of (pound)1,254,000, exchange gains of (pound)124,000 and other income of (pound)54,000. Interest income fell in fiscal 2000 as the proceeds from the Company's secondary offering of May 1998 were fully invested. Exchange losses in fiscal 2000 were incurred due to the continual decline in the value of the Euro against Sterling.

         As disclosed in Note 10 to the Financials, the Company incurred expenses in respect of the lapsed offer of approximately (pound)400,000 which will be recorded in fiscal year 2001.

Income Taxes

         The Company is subject to United Kingdom corporation tax at a statutory rate of 30% (1999 - 31%) and, to a lesser extent, to income taxes in the United States and Continental Europe. Income tax expense was provided for at effective rates, excluding any non-deductible goodwill amortization expense, of 30.0% (fiscal 1999 - 32.0%) and totaled (pound)1.6 million and (pound)2.1 million respectively for the years ended March 31, 2000 and 1999. The effective tax rate is expected to rise with the proportion of the Company's profits earned in the higher rate jurisdictions of the United States and Germany.

Results of Operations - Years ended March 31, 1999 and 1998

         The following tables set forth the percentage relationship to revenue of selected items:

                                                                              Fiscal Years Ended March 31,
                                                                              ----------------------------
                                                                                    1999           1998
                                                                                    ----           ----

Revenue                                                                           100.0%         100.0%
Direct cost of revenue                                                              77.8           75.0

Gross profit                                                                        22.2           25.0
Selling, general and administrative expenses                                        16.9           16.6

Income from continuing operations before other income and tax                        4.9            8.1

Net income from continuing operations                                                4.2            5.9

Revenue

         Revenue increased by 64% to (pound)95.4 million during the year ended March 31, 1999 from (pound)58.3 million during the year ended March 31, 1998. The increase in revenue was attributable to internal revenue growth of approximately 18%, the full year effect of the of S-Com, SDS and Salisbury acquisitions made in the year ended March 31, 1998, and the EPL and Praxis acquisitions which added (pound)10.1million of revenue in the periods from acquisition to March 31, 1999. Internal revenue growth was primarily as a result of growth in the number of billable hours, and to a lesser extent, increases in bill rates.

         For the year ended March 31, 1999, revenue from services to the Technology sector contributed 68% (1998 - 52%) of total revenue, services to the Science sector contributed 26% (1998 - 39%) and services to the Management sector contributed 6% (1998 - 9%) of total revenue.

         As a percentage of total revenue for the year ended March 31, 1999, temporary staffing represented 94.4%, permanent placement represented 3.6% and other services accounted for 2.0%, as compared to 90.9%, 5.7% and 3.4%, respectively. The increase in temporary staffing revenue principally was a result of the full year effect of the S-Com acquisition, the EPL and Praxis acquisitions being predominantly temporary staffing businesses and, to a lesser extent, a decrease in permanent placement revenues from the Salisbury businesses.

Gross Profit

         The Company defines gross profit as total revenue less the direct cost of providing workers for its clients, including wages, benefits, expenses and allowances for temporary professionals, and fees for permanent placements less the cost of direct research associated with those placements. Gross profit was (pound)21.1 million and (pound)14.6 million during the years ended March 31, 1999 and 1998 respectively. Gross profit as a percentage of revenue was 22.2% and 25.0% respectively. Lower gross margin percentages in 1999 resulted from the increase in the proportion of revenues derived from temporary staffing compared to permanent and other revenues and from higher rates of internal growth in the lower margin Technology staffing sector relative to the higher margin Science and Management sectors. In 1999, 82% of the Company's gross profit was derived from temporary staffing services compared to 71% in 1998. While the composite gross profit margin for the Company has declined for the year ended March 31, 1999 compared to the year ended March 31, 1998, the gross profit margins within each of the Company's businesses were maintained or improved.

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

Other Income/(Expense)

         Other income was comprised primarily of interest income, but also includes interest expense and gains or losses on foreign currency translation and totaled (pound)1,435,000 and (pound)410,000 for the years ended March 31, 1999 and 1998 respectively. The increase in 1999 was due to interest income from the investment of the proceeds of the Company's secondary public offering completed in May 1998.

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

Liquidity and Capital Resources

         Cash provided by operations was (pound)4.4 million in fiscal 2000 compared to cash used by operations of (pound)1.8 million in fiscal 1999. Cash was provided by reducing average days' sales outstanding from 88 days at March 31, 1999 to less than 70 days at March 31, 2000 with the improvement primarily in the Technology business. The Company's Science and Management businesses continued to be cash generative from operations with no significant change in average days' sales outstanding.

         The Company had no significant cash flows from financing activities in fiscal 2000. In fiscal 1999, the Company's principal source of cash was the proceeds from a secondary offering of 3,052,500 ordinary shares completed in May 1998 which provided (pound)28.8 million net of issue expenses.

         The principal use of cash in fiscal 2000 was the payment of contingent consideration in respect of prior year acquisitions amounting to (pound)3.5 million and the purchase of property, plant and equipment amounting to (pound)2.2 million, principally investment in information technology systems in the Technology and Science businesses. In fiscal 1999 the Company paid in aggregate (pound)16.6 million in consideration for the four businesses acquired in fiscal 1999 and (pound)3.2 million in consideration for businesses acquired in fiscal 1998 upon the determination of contingencies.

         On March 31, 2000 the Company had cash balances of (pound)724,000. The Company has available lines of credit of up to (pound)5.0 million under a secured overdraft facility on which interest is payable at the rate of 1.15% over base rate when drawn down. Management expects the Company to be cash neutral from operating activities during fiscal 2001. Management expect the Company's cash balances, available line of credit and borrowing capacity will be sufficient to fund the Company's anticipated cash requirements for the next six to twelve months. Cash requirements will principally comprise of contingent consideration for previously acquired businesses and further investment in information technology including web-based technology.

Year 2000

         The Company successfully completed its transition to the Year 2000 without any disruptions or interruptions to services.

Item 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Not applicable.

Item 10.  DIRECTORS AND OFFICERS OF REGISTRANT

Board of Directors

         The Directors and Executive Officers of the Company are:

Name                                                    Age                    Position
----                                                    ---                    --------

Board of Directors
        Benjamin P. Blackden(3)....................     54    Chairman and Group Managing Director
        Kevin A. Worrall(1)........................     47    Group Finance Director and Company Secretary
        Bruce R. Culver(2)(3)......................     54    Deputy Chairman and Non-Executive Director
        Jerry C. Benjamin(1)(2)....................     59    Non-Executive Director
        John C. Maynard(1)(2)......................     67    Non-Executive Director
        Russell S. Reynolds, Jr.(2)(3).............     68    Non-Executive Director

Other Executive Officers
        Peter J. Lowman............................     54    Managing Director, Science Recruitment Group
        Ronald L. Stewart..........................     53    Managing Director, S.Com
        Carl M. Hague..............................     55    Managing Director, Praxis Executive Taskforce and Executives
                                                              on Assignment
        Faye Woolf.................................     39    Managing Director, The Woolf Group
        Peter Woods................................     51    Managing Director, Euromedica

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

         Kevin A. Worrall has served as Group Finance Director since September 1995 and was appointed to the Board in December 1995. Mr. Worrall was Director of Corporate Development at Lease Plan UK Ltd, the U.K. leasing arm of the Dutch Bank ABN AMRO from 1993 to 1995. Mr. Worrall served as Finance Director, Group Treasurer and Business Development Director of several subsidiaries of PHH Europe, a multinational vehicle leasing and business services group, during his employment with PHH from 1979 to 1992. Mr. Worrall holds an MBA with distinction from the University of Warwick and is a member of the Association of Corporate Treasurers.

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

         Jerry C. Benjamin was a Non-Executive Director from the Company's founding through October 1997, and was re-appointed to the Board in February 1998. Mr. Benjamin is also Venture Capital Investment Director at Advent Venture Partners, which he joined in 1988 where he is responsible for investments in the health care and biotechnology sectors. From 1965 to 1988, Mr. Benjamin held a variety of executive positions in Monsanto's chemical and health care businesses, latterly as Director of Corporate Venture Capital. Mr Benjamin is also a director of a number of private companies.

         John C. Maynard OBE was appointed a Non-Executive Director in January 1996. Dr. Maynard had a distinguished career at Amersham International (now Nycomed Amersham) where he has served as Director of Inorganic Research and Radiopharmaceuticals, Group Research & Development and Operations Director and, subsequently, Chief Executive, Health Care Division. He retired from Amersham International in December 1996. Dr. Maynard is Honorary Professor in the Department of Chemistry at the University of Wales.

         Russell S. Reynolds, Jr. was appointed to the Board of Directors as a Non-Executive Director in April 1996. Mr. Reynolds founded Russell Reynolds Associates, Inc., a leading executive recruiting firm in 1969. He is a director of a number of organizations including the Oppenheimer Funds. He is also Chairman of the Directorship Search Group, a Connecticut-based consultancy providing executive search services and advising chairmen and CEOs on a range of boardroom issues, including corporate governance, the appointment of directors and compensation.

         Peter Lowman joined Professional Staff as Managing Director of the Science Recruitment Group in June 1999. He founded a strategic and change management consultancy in 1991 providing consulting in organizational change and performance improvement to a range of blue chip clients. Prior to that, he spent 16 years in the recruitment industry in operational and marketing roles with Manpower, as Operations Director with Reed Employment and as Chief Executive with Alfred Marks. Earlier in his career he held sales positions with a number of major companies. He started his career with Pfizer in the Process Development Labs. He is a Fellow of the Institute of Management.

         Ronald L. Stewart founded EPL Overseas Limited in 1985 and is currently Managing Director of S.Com Group Plc. He has considerable business experience in many parts of the world, particularly the Philippines and Hong Kong. Prior to his business career he was in the British Army for 16 years retiring with the rank of major.

         Carl M. Hague is Managing Director of Praxis Executive Taskforce and Executives on Assignment. He trained originally as a brewer and bio-chemist with Samuel Webster Limited. He quickly moved to a management services position with Bass Mitchells and Butlers Limited becoming deeply involved in post acquisition project work. From there he transferred to HR undertaking increasingly senior strategic management rolls with Bass plc. He founded Praxis in 1989.

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

         Dr. Peter Woods is Managing Director of Euromedica. A graduate in Physiology and Biochemistry he also qualified as a doctor at Westminster Medical School. After practising medicine for some years he began his business career at Smith & Nephew and had senior appointments at BZW (healthcare research), Fisons (corporate affiars) and Williams De Broe. He joined Euromedica in January 1997.

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

Item 11.  COMPENSATION OF DIRECTORS AND OFFICERS

         The Company paid its Board of Directors as a group (6 persons) (pound)343,750 (of which (pound)157,000 was paid to the highest-compensated director) for the year ended March 31, 2000 of which (pound)4,750 represented pension contributions. The Company currently contributes to third-party personal pension plans of executive directors to a maximum of 5% of compensation, so long as each such director matches such amount.

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

         As of June 30, 2000, options to acquire a total of 261,960 Ordinary Shares were outstanding under the 1992 Approved Option Plan. Such options have exercise prices ranging from (pound)0.25 to (pound)1.40 per Ordinary Share and exercise periods which expire between April 2004 and April 2006. Options to acquire 75,000 Ordinary Shares are held by certain directors of the Company.

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

         As of June 30, 2000, options to acquire a total of 1,128,416 Ordinary Shares were outstanding under Parts A and B of the 1996 Option Plan. Such options have exercise prices ranging from $4.50 to $16.875 per Ordinary Share and exercise periods which expire between April 2004 and May 2007. Options to acquire 185,000 Ordinary Shares are held by certain directors of the Company.

Grants of Non-Approved Options

         In addition to the options granted under the 1992 Approved Option Plan and options granted under the 1996 Option Plan, the Company granted certain employees and directors non-approved options to purchase Ordinary Shares in the Company by deed.

         As of June 30, 2000, options to acquire a total of 83,040 Ordinary Shares were outstanding. Such options have an exercise price of (pound)1.40 Ordinary Share and exercise periods which will expire between February 2003 and April 2003. Non-approved options to acquire a total of 80,000 Ordinary Shares are held by certain directors of the Company.

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




                                                 PROFESSIONAL STAFF PLC




                                                 By:  /s/Kevin Worrall
                                                    ---------------------------
                                                             Kevin Worrall
                                                         Group Finance Director




Date: September 29, 2000

PROFESSIONAL STAFF PLC


INDEX TO FINANCIAL STATEMENTS                                            Page


Report of Independent Auditors............................................F-1

Consolidated statements of income.........................................F-2

Consolidated balance sheets...............................................F-3

Consolidated statements of shareholders' equity...........................F-5

Consolidated statements of cash flows.....................................F-6

Consolidated statements of cash flows.....................................F-7

REPORT OF INDEPENDENT AUDITORS



The Board of Directors and Shareholders of

Professional Staff plc
Slough, England



                  We have audited the accompanying consolidated balance sheets of Professional Staff plc and subsidiaries as of March 31, 2000 and 1999, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

                  We conducted our audits in accordance with auditing standards generally accepted in the United Kingdom which are similar to those in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Professional Staff plc and subsidiaries at March 31, 2000 and 1999, and the results of their operations and cash flows for each of the three years in the period ended March 31, 2000 in conformity with accounting principles generally accepted in the United States of America.



/s/ Deloitte & Touche


DELOITTE & TOUCHE

Chartered Accountants
Bracknell
England

May 5, 2000
(August 23, 2000 as to note 10)

                                                          PROFESSIONAL STAFF PLC



CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
Years ended March 31, 2000, 1999 and 1998

                                                                Note                 2000           1999            1998
                                                                              (pound)'000    (pound)'000     (pound)'000

Revenue                                                                             120,410         95,359         58,313

Direct cost of revenue                                                               91,766         74,210         43,715
                                                                              -------------         ------         ------
Gross profit                                                                         28,644         21,149         14,598

Selling, general and administrative expenses                     9                   22,533         16,076          9,660

Amortization of goodwill                                                              1,008            375            193
                                                                              -------------         ------         ------
Income from continuing operations before other income
  (expense) and income taxes                                                          5,103          4,698          4,745

Other income (expense)
  Interest and other income                                                              35          1,521            474
  Interest and other expense                                                           (684)           (86)           (64)
                                                                              -------------         ------         ------
Income from continuing operations before
  income taxes                                                                        4,454          6,133          5,155

Income taxes                                                     6                    1,561          2,084          1,711
                                                                              -------------         ------         ------
Income from continuing operations                                                     2,893          4,049          3,444
                                                                              -------------         ------         ------

Net income                                                                            2,893          4,049          3,444
                                                                              =============         ======         ======

EARNINGS PER SHARE DATA                                          3

Basic earnings per share:

  Income from continuing operations                                            (pound)0.34     (pound)0.45    (pound)0.59
                                                                              =============    ===========    ===========

Diluted earnings per share:

  Income from continuing operations                                            (pound)0.33     (pound)0.43    (pound)0.51
                                                                              =============    ===========    ===========



COMPREHENSIVE INCOME, NET OF TAX                                                (pound)'000    (pound)'000    (pound)'000

  Net income                                                                          2,893          4,049          3,444
  Foreign currency translation adjustment                                               (16)             -              -
                                                                              -------------    -----------    -----------

  Comprehensive income                                                                2,877          4,049          3,444
                                                                              =============    ===========    ===========

See notes to consolidated financial statements.

                                                                             F-2

                                                          PROFESSIONAL STAFF PLC




CONSOLIDATED BALANCE SHEETS
March 31, 2000 and 1999

                                                                     Note                       2000          1999
                                                                                             (pound)'000    (pound)'000

ASSETS

Current assets
  Cash and cash equivalents                                                                       1,038        2,032
  Accounts receivable (less allowance for doubtful
  debts of (pound)846,000 in 2000 and (pound)790,000 in 1999)                                    22,501       25,010
  Unbilled receivables                                                                            1,168        2,126
  Prepaid expenses                                                                                  499          537
  Other receivables                                                                               2,446        1,182
                                                                                                 ------       ------
Total current assets                                                                             27,652       30,887

Property and equipment, net                                               4                       4,106        3,326
Goodwill (less accumulated amortization of (pound)1,576,000
  in 2000 and (pound)568,000 in 1999)                                                            30,664       28,552
Other assets                                                                                          3            2
                                                                                                 ------       ------
TOTAL ASSETS                                                                                     62,425       62,767
                                                                                                 ======       ======


See notes to consolidated financial statements.

                                                          PROFESSIONAL STAFF PLC



CONSOLIDATED BALANCE SHEETS
March 31, 2000 and 1999


                                                                     Note                       2000          1999
                                                                                             (pound)'000    (pound)'000

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
  Bank overdraft                                                                                    314            -
  Accounts payable                                                                                3,920        2,154
  Accrued liabilities                                                                             2,462        5,058
  Income tax payable                                                                                897        2,266
  Other taxes and social security payable                                                         1,842        2,098
  Current portion of capital lease obligations                                                       41           93
  Other liabilities                                                                                 900        1,026
                                                                                                 ------       ------
Total current liabilities                                                                        10,376       12,695

Long term liabilities
  Capital lease obligations                                                                          68           69
                                                                                                 ------       ------
                                                                                                 10,444       12,764
                                                                                                 ------       ------

Commitments and contingencies                                           2                         2,979        3,950
                                                                                                 ------       ------

Shareholders' equity
Ordinary shares, 2p par value:
  Authorised shares - 24,000,000 in 2000 and 1999
  Issued shares - 8,622,837 in 2000 and 8,496,353 in 1999                                           172          170
  Additional paid-in capital                                                                     37,799       37,706
  Capital redemption reserve                                                                         16           16
  Cumulative translation adjustments                                                                (16)           -
  Retained earnings                                                                              11,031        8,161
                                                                                                 ------       ------
Total shareholders' equity                                                                       49,002       46,053
                                                                                                 ------       ------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                       62,425       62,767
                                                                                                 ======       ======


See notes to consolidated financial statements.


                                                          PROFESSIONAL STAFF PLC




CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                             Additional      Capital     Cumulative
                                                   Ordinary      Ordinary       paid-in   redemption    translation
                                                     shares        shares       capital      reserve     adjustment
                                                    No.'000   (pound)'000   (pound)'000  (pound)'000    (pound)'000

 BALANCE AT APRIL 1, 1997                            5,808           116         8,744             1            -
 Ordinary share options exercised                      116             2            38             -            -
 Net income                                              -             -             -             -            -
                                                 ---------       -------     ---------        ------       ------
 BALANCE AT MARCH 31, 1998                           5,924           118         8,782             1            -
 Ordinary shares issued, net of issue costs of
  (pound)2,588,000                                   3,052            61        28,717             -            -
 Ordinary share options exercised                      282             6           207             -            -
 Ordinary shares repurchased                          (762)          (15)            -            15            -
 Net income                                              -             -             -             -            -
                                                 ---------       -------     ---------        ------       ------

 BALANCE AT MARCH 31, 1999                           8,496           170        37,706            16            -
 Ordinary share options exercised                      126             2            93             -            -
 Ordinary shares repurchased                             -             -             -             -            -
 Foreign currency translation adjustment                 -             -             -             -          (16)
 Net income                                              -             -             -             -            -
                                                 ---------       -------     ---------        ------       ------

 BALANCE AT MARCH 31, 2000                           8,622           172        37,799            16          (16)
                                                 =========       =======     =========        ======       ======


                                                    Retained
                                                    earnings         Total
                                                 (pound)'000   (pound)'000

 BALANCE AT APRIL 1, 1997                              4,655       13,516
 Ordinary share options exercised                          -           40
 Net income                                            3,444        3,444
                                                   ---------    ---------
 BALANCE AT MARCH 31, 1998                             8,099       17,000
 Ordinary shares issued, net of issue costs of
  (pound)2,588,000                                         -       28,778
 Ordinary share options exercised                          -          213
 Ordinary shares repurchased                          (3,987)      (3,987)
 Net income                                            4,049        4,049
                                                   ---------    ---------

 BALANCE AT MARCH 31, 1999                             8,161       46,053
 Ordinary share options exercised                          -           95
 Ordinary shares repurchased                             (23)         (23)
 Foreign currency translation adjustment                   -          (16)
 Net income                                            2,893        2,893
                                                   ---------    ---------

 BALANCE AT MARCH 31, 2000                            11,031       49,002
                                                   =========    =========

See notes to consolidated financial statements.

                                                          PROFESSIONAL STAFF PLC


CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended March 31, 2000, 1999 and 1998

                                                                                     2000          1999          1998
                                                                                (pound)'000   (pound)'000   (pound)'000

CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                          2,893         4,049         3,444
Adjustments to reconcile net income to net cash provided by
  operating activities:
Depreciation and amortization                                                       2,281         1,476           856
Profit on disposal of property and equipment                                          (40)          (40)          (26)
Changes in assets and liabilities, net of effects of acquisitions
  Accounts receivable                                                               2,617        (6,080)       (9,645)
  Unbilled receivables                                                                986          (812)         (785)
  Prepaid expenses                                                                     38           (44)         (135)
  Other receivables                                                                (1,263)         (970)          (32)
  Accounts payable                                                                  1,281        (1,659)        2,459
  Accrued liabilities                                                              (2,624)        1,771           274
  Income taxes payable                                                             (1,360)          460           307
  Other taxes and social security payable                                            (161)          308           (12)
  Other liabilities                                                                  (228)         (290)           64
                                                                                ----------     ---------      --------
Net cash provided by (used by) operating activities                                 4,420        (1,831)       (3,231)
                                                                                ----------     ---------      --------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment                                                 (2,203)       (1,419)         (950)
Proceeds from sale of property and equipment                                          233           170           219
Acquisition of businesses, net of cash acquired                                    (3,781)      (20,789)       (6,984)
                                                                                ----------     ---------      --------

Net cash (used in) investing activities                                            (5,751)      (22,038)       (7,715)
                                                                                ----------     ---------      --------

CASH FLOWS FROM FINANCING ACTIVITIES
Ordinary share options exercised                                                       95           213            40
Ordinary share issuance                                                                 -        28,778             -
Repurchase of ordinary shares                                                         (23)       (3,987)            -
Mortgage repayments                                                                     -             -          (460)
Payments under capital lease obligations                                              (55)         (143)         (465)
                                                                                ----------     ---------      --------

Net cash provided by (used in) financing activities                                    17        24,861          (885)
                                                                                ----------     ---------      --------

Effect of exchange differences on cash                                                  6             -             -
                                                                                ----------     ---------      --------

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                               (1,308)          992       (11,831)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                        2,032         1,040        12,871
                                                                                ----------     ---------      --------
CASH AND CASH EQUIVALENTS, END OF YEAR                                                724         2,032         1,040
                                                                                ==========     =========      ========



See notes to consolidated financial statements.



                                                          PROFESSIONAL STAFF PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended March 31, 2000, 1999 and 1998

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION                                     2000          1999          1998
                                                                              (pound)'000   (pound)'000   (pound)'000

Interest paid                                                                         114           86            22
                                                                                ==========     =========      ========
Income taxes paid                                                                   2,921        1,624           967
                                                                                ==========     =========      ========

                                                          PROFESSIONAL STAFF PLC



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended March 31, 2000, 1999 and 1998

1. BASIS FOR PRESENTATION OF THE FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

       Nature of business

       Professional Staff plc and its subsidiaries (the 'Company') primarily operate in niche sectors of the temporary staffing industry and other recruitment services in the United Kingdom, United States of America and Continental Europe.

       Basis for consolidation

       The consolidated financial statements include the financial statements of Professional Staff plc and all of its subsidiaries. Professional Staff plc and its major subsidiaries are incorporated in Great Britain except for The Woolf Group, Inc. and S-Com Computer Systems Engineers, Inc. which are incorporated in the United States of America, S-Com Computer Systems Engineers GmbH and Euromedica Executive Search GmbH which are incorporated in Germany and Euromedica SARL which is incorporated in France. All significant intercompany transactions, profits and balances have been eliminated in consolidation.

       Use of estimates

       The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

       Currency

       These consolidated financial statements are stated in United Kingdom pounds sterling.

       SIGNIFICANT ACCOUNTING POLICIES

       Cash and cash equivalents

       The Company considers all highly liquid investments with a remaining maturity of three months or less to be cash equivalents.

       Property and equipment

       Property and equipment is stated at cost and depreciated using the straight-line method. Freehold land is not depreciated; freehold buildings are depreciated over an estimated useful life of 40 years; fixtures, fittings and equipment are depreciated over estimated useful lives ranging from 3 to 10 years and motor vehicles are depreciated over an estimated useful life of 4 years.

       Goodwill

       Goodwill arising on the acquisition of a business is calculated by comparing the cost of the acquisition with the fair value of the net assets acquired. Any difference is treated as purchased goodwill and is amortized in equal amounts over its expected useful life. The amortization period is assessed separately for each acquisition and the carrying value of goodwill and the adequacy of the amortization rates are reviewed at each balance sheet date. All goodwill arising on the Company's acquisitions is currently being amortized over 30 years.

                                                          PROFESSIONAL STAFF PLC



1. BASIS FOR PRESENTATION OF THE FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES (continued)

       Impairment of long-lived assets

       The Company assesses the recoverability of its long-lived assets by determining whether the amortization of the asset's balance over its remaining life can be recovered through projected future cash flows from operations. The Company continually evaluates the existence of potential impairment by analysing operating results, trends and prospects. The Company also takes into consideration any other events or circumstances that might indicate potential impairment. Based upon these evaluations, the Company has determined that no impairment of recorded long-lived assets has occurred.

       Fair values of financial instruments

       The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximate to fair value due to the short maturities of such instruments.

       Revenue recognition

       The Company derives most of its revenues from supplying temporary staffing services. Revenues are recorded as such services are provided.

       Direct cost of revenue

       Direct cost of revenue consists primarily of compensation payable to temporary workers, related payroll taxes and direct expenses billable to clients. Direct cost of revenue does not include any allocation of overhead costs.

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

                                                          PROFESSIONAL STAFF PLC


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

2.     ACQUISITIONS

       In January 2000, the Company acquired the entire issued share capital of Euromedica SARL, an executive search consultancy to the pharmaceutical and healthcare industries in France. Initial purchase price was (pound)250,000. Further cash consideration may become payable dependent upon the operating profit of the Euromedica SARL for the year ending December 31, 2000.

       The acquisition was accounted for by the purchase method and, accordingly, the purchase price (including transaction costs) was allocated among the identifiable tangible assets acquired and liabilities assumed based on their respective fair market values. The fair values allocated were approximately (pound)180,000 for the assets acquired and approximately (pound)174,000 for the liabilities assumed. The excess of purchase price over these estimated fair values of the net assets acquired was approximately (pound)268,000 and was recorded as goodwill which is being amortized using the straight line method over 30 years. The results of acquired operations have been included in the consolidated income statement from the date of acquisition.

       The following unaudited consolidated pro-forma results of operations for the years ended March 31, 2000 and 1999 assume that all acquisitions made in the years ended March 31, 2000 and 1999 occurred as of April 1, 1998:

                                               2000         1999
                                           (pound)'000   (pound)'000

       Revenue                                 120,660       112,384
                                           ===========   ===========
       Net income                                2,893         4,431
                                           ===========   ===========

       Earnings per share:
         Basic                             (pound)0.34   (pound)0.50
                                           ===========   ===========

         Diluted                           (pound)0.33   (pound)0.47
                                           ===========   ===========


       Such pro-forma amounts are not necessarily indicative of what the actual consolidated results of operations might have been if the acquisitions had been effective at the beginning of the periods.

                                                          PROFESSIONAL STAFF PLC

       Contingent Consideration

       Prior year acquisitions

       EPL Overseas Limited

       Further cash consideration may become payable dependent upon the gross profit of the group's technology businesses, into which the acquired business was merged, for the period from April 1999 to July 2000. Such payments are due in May 2000 and August 2000.

       Praxis Executive Taskforce Limited

       Further cash consideration may become payable in December 2000 dependent upon improvements to operating income for the year ended 30 September 2000 including the results of any operations merged with the company during that period.

       The Woolf Group, Inc.

       Further cash consideration may become payable in May 2001 and May 2002 dependent upon improvements to operating income for the years ended 31 March 2001 and 2002.

       S.Com Computer Systems Engineers Limited

       Further cash consideration may become payable in August 2000 dependent upon the gross profit of the group's technology businesses for the period from August 1999 to July 2000.

       Recognition of contingent consideration

       Contingent consideration is recognized when the outcome of the contingency is beyond reasonable doubt. Accordingly, contingent consideration of (pound)2.979m has been recognized as at March 31, 2000 (1999 - (pound)3.950m). Where the outcome of the contingency is not beyond reasonable doubt, due to the complexity of the earnout formulae or uncertainty as to future performance, no liability has been recognized.

                                                          PROFESSIONAL STAFF PLC


3.     EARNINGS PER SHARE

       The following table summarizes the computations of share amounts used in the computation of earnings per share presented in the accompanying income statements.

                                                                                     2000          1999         1998
                                                                                     '000          '000         '000
       Basic earnings per share:
       Weighted average number of ordinary shares
         outstanding during the period                                              8,577         8,929         5,864
                                                                                =========     =========     =========
       Diluted earnings per share:
       Weighted average number of ordinary shares
         outstanding during the period                                              8,577         8,929         5,864
       Dilutive effect of options                                                     265           452           923
                                                                                ---------     ---------     ---------
       Total fully diluted securities considered outstanding
         during the year                                                            8,842         9,381         6,787
                                                                                =========     =========     =========


                                                                              (pound)'000   (pound)'000   (pound)'000

       Net income                                                                   2,893         4,049         3,444
                                                                              ===========   ===========   ===========
       Basic earnings per share                                               (pound)0.34   (pound)0.45   (pound)0.59
                                                                              ===========   ===========   ===========
       Diluted earnings per share                                             (pound)0.33   (pound)0.43   (pound)0.51
                                                                              ===========   ===========   ===========

       Options to purchase 1,123,000 shares at exercise prices ranging from $6.125 to $16.875 were outstanding at March 31, 2000, but have not been included in the calculation of diluted earnings per share because the exercise prices were greater than the average market price of the ordinary shares.


4.     PROPERTY AND EQUIPMENT

                                                        2000          1999
                                                     (pound)'000   (pound)'000

       Freehold land and buildings                        1,018        1,018
       Motor vehicles                                     1,986        1,507
       Fixtures, fittings and equipment                   4,326        3,173
                                                       ---------   ----------
                                                          7,330        5,698
       Less: accumulated depreciation                    (3,224)      (2,372)
                                                       ---------   ----------
       Property and equipment, net of accumulated
         depreciation                                     4,106        3,326
                                                       =========   ==========

                                                          PROFESSIONAL STAFF PLC

       The Company leases motor vehicles under capital leases. Property and equipment includes the following amounts for leases that have been capitalised.

                                                        2000          1999
                                                     (pound)'000  (pound)'000

       Motor vehicles                                       202          226
       Less: accumulated depreciation                      (104)        (101)
                                                       ---------   ----------
                                                             98          125
                                                       =========   ==========

       Depreciation of leased assets is included in depreciation and amortization expense.

5.     SHARE OPTION PLAN

       The Company operates two share option plans for the benefit of directors and employees, an approved plan and an unapproved plan. Share options granted allow for the purchase of ordinary shares at prices not less than the fair market value of the ordinary shares at the date of grant. The options vest over 3 years and are exercisable 7 to 10 years from the date of grant.

       The following table summarizes the option activity under the share option plans.


                                                                                   2000         1999          1998
                                                                                    No.          No.           No.

       Options outstanding at 1 April                                           1,426,855     1,308,541      947,044
       Options granted                                                            629,000       632,000      525,198
       Options exercised                                                         (126,484)     (281,732)    (115,546)
       Options cancelled                                                         (421,262)     (231,954)     (48,155)
                                                                                ----------    ----------   ----------
       Options outstanding at 31 March                                          1,508,109     1,426,855    1,308,541
                                                                                ==========    ==========   ==========

       Weighted-average exercise price per share:
       Options granted                                                             $6.73        $12.88       $10.58
       Options exercised                                                           $1.33         $1.30        $0.55
       Options cancelled                                                          $10.45        $11.27        $6.60
                                                                                ==========    ==========   ==========
       Weighted-average exercise price per share of options outstanding
         at end of the year                                                        $7.54         $8.21        $4.94
                                                                                ==========    ==========   ==========

                                                          PROFESSIONAL STAFF PLC

       Details of share options granted but not exercised at March 31, 2000 are as follows:

       Date of grant                  Number of options           Exercise price                     Exercise period

                                                                                            <C
       April 1994                                85,000              (pound)0.25             April 1997 - April 2004
       April 1995                                45,000              (pound)0.80             April 1998 - April 2005
       October 1995                             105,000              (pound)1.25         October 1998 - October 2005
       February 1996                             30,000              (pound)1.40       February 1999 - February 2003
       March 1996                                45,000              (pound)1.40             March 1999 - March 2006
       April 1996                                75,000              (pound)1.40             April 1999 - April 2006
       April 1997                                17,676                 US$8.750             April 2000 - April 2007
       May 1997                                  83,250                 US$9.375                 May 2000 - May 2007
       June 1997                                  3,000                US$10.000               June 2000 - June 2007
       July 1997                                 47,166                US$11.500               July 2000 - July 2007
       January 1998                              28,000                US$15.375         January 2001 - January 2005
       May 1998                                 174,048                US$16.875                 May 2001 - May 2008
       June 1998                                 15,000                US$13.500               June 2001 - June 2008
       July 1998                                 37,500                US$13.125               July 2001 - July 2008
       July 1998                                 12,500                US$15.125               July 2001 - July 2008
       October 1998                              57,079                 US$9.750         October 2001 - October 2008
       October 1998                             120,000                 US$7.250         October 2001 - October 2008
       April 1999                               108,390                 US$7.370             April 2002 - April 2009
       May 1999                                 256,500                 US$6.625                 May 2002 - May 2009
       June 1999                                 10,000                 US$6.313               June 2002 - June 2009
       July 1999                                133,000                 US$6.500               July 2002 - July 2009
       August 1999                               15,000                 US$6.125           August 2002 - August 2009
       October 1999                               5,000                 US$6.500         October 2002 - October 2009



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

                                                          PROFESSIONAL STAFF PLC

       The fair value of options granted was estimated assuming no dividends and using the following weighted average assumptions:

                                                                                   2000          1999          1998

       Risk-free interest rate                                                      4.8%          4.7%          5.8%
       Expected term                                                              3 years       3 years       3 years
       Volatility                                                                  40%           30%           20%
       Weighted-average fair value per share for options granted during
         the year                                                                  $2.18         $3.38         $2.30
                                                                                =========     =========     =========
       Had compensation cost for the Company's plans been recorded the Company's net income and earnings per share would have been as indicated below:

                                                                                   2000         1999          1998
                                                                              (pound)'000  (pound)'000   (pound)'000

       Net income                                             as reported          2,893         4,049        3,444
                                                              pro forma            2,638         3,733        3,296
                                                                                =========     =========     =========

       Basic earnings per share                               as reported    (pound)0.34   (pound)0.45  (pound)0.59
                                                              pro forma      (pound)0.31   (pound)0.42  (pound)0.56
                                                                             ============  ============ =============

       Diluted earning per share                              as reported    (pound)0.33   (pound)0.43  (pound)0.51
                                                              pro forma      (pound)0.30   (pound)0.40  (pound)0.49
                                                                             ============  ============ =============

6.     INCOME TAXES

       The components of income from continuing operations before income taxes were:

                                                                                   2000         1999          1998
                                                                               (pound)'000  (pound)'000   (pound)'000

       United Kingdom                                                               4,267         6,438        5,155
       Outside United Kingdom                                                         187          (305)           -
                                                                                ---------     ---------     ---------
                                                                                    4,454         6,133        5,155
                                                                                =========     =========     =========

       The components of income tax expense charged to operations were:


                                                                                   2000         1999          1998
                                                                               (pound)'000  (pound)'000   (pound)'000

       Current:
       United Kingdom                                                               1,507         2,084        1,711
       Outside United Kingdom                                                          54             -            -
                                                                                ---------     ---------     ---------
                                                                                    1,561         2,084        1,711
                                                                                =========     =========     =========


       The Company's provision for United Kingdom income taxes resulted in effective tax rates that varied from the United Kingdom statutory income tax rate as follows:


                                                                                   2000          1999          1998
                                                                                (pound)'000   (pound)'000   (pound)'000

       Expected income tax provision at 30% / 31% / 31%                             1,337         1,901        1,598
       Difference in tax rate in respect of overseas' taxes                            48             -            -
       Amortization of goodwill not tax deductible                                    217           116           60
       Expenses not deductible for tax purposes                                        51            67           53
       Other                                                                          (92)            -            -
                                                                                 ---------    ----------    ---------
       Actual income tax provision                                                  1,561         2,084        1,711
                                                                                 =========    ==========    =========
       Effective tax rate                                                           35.0%         34.0%        33.2%
                                                                                 =========    ==========    =========


       There are no significant differences between the financial reporting and tax bases of assets and consequently there are no deferred tax assets and liabilities.

7.     SALES AND GEOGRAPHIC INFORMATION

       Throughout the period the Company's revenue and income before interest and income taxes derived primarily from the provision of temporary staffing services.

       Domestic and export revenues for the three years ended March 31, 2000 were as follows:

                                                                                     2000          1999         1998
                                                                              (pound)'000   (pound)'000  (pound)'000

       United Kingdom                                                              63,101        61,671       45,414
       Continental Europe                                                          29,384        28,045       12,348
       United States                                                               25,062         3,574            -
       Rest of the World                                                            2,863         2,069          551
                                                                                 ---------    ----------    ---------
                                                                                  120,410        95,359       58,313
                                                                                 =========    ==========    =========


       The location of the Company's net property and equipment for the three years ended March 31, 2000 was as follows:

                                                                                     2000          1999         1998
                                                                              (pound)'000   (pound)'000  (pound)'000

       United Kingdom                                                               3,641         3,083        2,689
       Europe                                                                         168            51            -
       United States                                                                  297           192            -
                                                                                 ---------    ----------    ---------

                                                                                    4,106         3,326        2,689
                                                                                 =========    ==========    =========

                                                          PROFESSIONAL STAFF PLC


       The Company did not receive more than 10% of consolidated revenue from any one customer in the three years ended March 31, 2000, 1999 and 1998.



8.     COMMITMENTS AND CONTINGENCIES

       Leases

       The Company leases some of its facilities under noncancelable operating lease agreements. Future minimum lease payments under these operating leases as of March 31, 2000 are as follows:

       Year ending March 31,                                      (pound)'000

       2001                                                               594
       2002                                                               526
       2003                                                               473
       2004                                                               410
       2005                                                               274
       Thereafter                                                         986
                                                                      -------
       Total minimum lease payments                                     3,263
                                                                      =======

       Rent expense of (pound)714,000, (pound)473,000 and (pound)290,000 was incurred in 2000, 1999 and 1998 respectively.

       Guarantees

       The Company's bankers hold a fixed and floating charge over the assets of the Company as security over any overdraft. As at 31 March 2000 the Company had an overdraft of (pound)1.3m (1999 - (pound)nil). In addition, the Company is subject to a cross guarantee covering overdrafts of certain group companies. At 31 March 2000 the Company had no net contingent liability under this facility (1999- (pound)nil) and a gross contingent liability of (pound)6.4m (1999 - (pound)8.2m).

       The Company has pledged the assets and ordinary shares of The Woolf Group, Inc. as security up to a maximum of $15m to the selling shareholders of The Woolf Group, Inc. in respect of the aggregate contingent consideration that may become payable in each of May 2001 and May 2002.

       The Company has guaranteed a $500,000 overdraft facility of The Woolf Group, Inc. At 31 March 2000 there was no contingent liability under this guarantee.

       The Company has guaranteed the trade liabilities of Salisbury Drewry Limited in order for Salisbury Drewry Limited to be a member of the Newspaper Publishers Association. Salisbury Drewry Limited's trade liabilities at 31 March 2000 were (pound)48,000.

9.     UNUSUAL ITEMS

       The Company incurred the following non-recurring unusual items in the year ended March 31, 1999 all recognized within Selling, general and administrative expenses; (pound)403,000 relating to restructuring costs at its Salisbury Consulting Group subsidiary and costs of integrating its S-Com and EPL subsidiaries subsequent to acquisition; (pound)256,000 relating to costs expected to be incurred at S-Com EPL in collecting certain international receivables and establishing doubtful debt reserves; and (pound)150,000 of costs associated with an aborted acquisition.

10.    SUBSEQUENT EVENTS

       On July 20, 2000 the Company announced that it had agreed to the terms of a recommended cash offer of $8.34 per Ordinary Share to be made by First Saddle Limited for the whole of the issued and unconditionally allotted share capital of the Company not already owned or agreed to be acquired by First Saddle.

                                                          PROFESSIONAL STAFF PLC


       On August 23, 2000 First Saddle Limited announced that the minimum acceptance condition, being receipt of valid acceptances in respect of not less than 90% of shares to which the offer related, had not been met, and the offer lapsed.

       The Company incurred expenses in respect of the lapsed offer of approximately (pound)400,000 which will be recorded in the quarter ended September 30, 2000.