Form 20-F
period 2001-03-31
PROFESSIONAL STAFF PLC
filed 2001-08-01
CIK 1018290

As filed with the Securities and Exchange Commission on July 31, 2001
--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED MARCH 31, 2001
                                       OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ________ TO _________


                         Commission file number 0-28662

                             PROFESSIONAL STAFF PLC
             (Exact name of Registrant as specified in its charter)

                                 Not applicable
                 (Translation of Registrant's name into English)

                                England and Wales
                 (Jurisdiction of incorporation or organization)

                                 Buckland House
                                 Waterside Drive
                              Langley Business Park
                                 Slough SL3 6EZ
                                     England

                    (Address of principal executive offices)

                             -----------------------

               Securities registered or to be registered pursuant
                        to Section 12(b) of the Act: None


Securities registered or to be registered pursuant to Section 12(g) of the Act:

           American Depositary Shares, each representing one Ordinary
                       Share having a nominal value of 2p

              Securities for which there is a reporting obligation
                   pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

          8,678,131 Ordinary Shares, each having a nominal value of 2p
                             -----------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

         Yes [X]        No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:

         Item 17 [ ]    Item 18 [X]

--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

           INTRODUCTION........................................................4
           FORWARD LOOKING STATEMENTS..........................................5

PART I ........................................................................6
       Item 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS..........6
       Item 2.  OFFER STATISTICS AND EXPECTED TIMETABLE........................6
       Item 3.  KEY INFORMATION................................................6
                3.A.   Selected Financial Data.................................6
                3.B    Capitalization and Indebtedness.........................7
                3.C    Reasons for the offer and use of proceeds...............7
                3.D.   Risk Factors............................................7
       Item 4.  INFORMATION ON THE COMPANY.....................................9
                4.A.   History and Development of the Company..................9
                4.B.   Business Overview......................................10
                4.C.   Organizational Structure...............................15
                4.D.   Property, Plants and Equipment.........................16
       Item 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS..................16
                5.A.   Operating Results......................................16
                5.B.   Liquidity and Capital Resources........................20
                5.C.   Research and Development, Patents and Licenses, etc....21
                5.D.   Trend Information......................................21
       Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES....................21
                6.A.   Directors and Senior Management........................21
                6.B.   Compensation...........................................23
                6.C.   Board Practices........................................23
                6.D.   Employees..............................................24
                6.E.   Share Ownership........................................24
       Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.............26
                7.A.   Major Shareholders.....................................26
                7.B.   Related Party Transactions.............................26
                7.C    Interests of Experts and Counsel.......................26
       Item 8.  FINANCIAL INFORMATION.........................................26
                8.A.   Consolidated Statements and Other Financial
                       Information............................................26
                8.B.   Significant Changes....................................27
       Item 9.  THE OFFER AND LISTING.........................................27
                9.A.   Offer and Listing Details..............................27
                9.B.   Plan of Distribution...................................28
                9.C.   Markets................................................28
                9.D.   Selling Shareholders...................................28
                9.E.   Dilution...............................................28
                9.F.   Expenses of the Issuer.................................28
       Item 10. ADDITIONAL INFORMATION........................................28
                10.A.  Share Capital..........................................28
                10.B.  Memorandum and Articles of Association.................29
                10.C.  Material Contracts.....................................31
                10.D.  Exchange Controls......................................31
                10.E.  Taxation...............................................31
                10.F   Dividends and paying agents............................35
                10.G   Statement by experts...................................35
                10.H   Documents on display...................................35
                10.I   Subsidiary Information.................................35
       Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK....36
       Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES........36

PART II.......................................................................36
        Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES..............36
        Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
                 AND USE OF PROCEEDS..........................................36

PART III......................................................................37
        Item 15. [RESERVED]...................................................37
        Item 16. [RESERVED]...................................................37

PART IV.......................................................................37
        Item 17. FINANCIAL STATEMENTS.........................................37
        Item 18. FINANCIAL STATEMENTS.........................................37
        Item 19. EXHIBITS.....................................................37

                                  INTRODUCTION

         In this Annual Report on Form 20-F (the "Annual Report"), references to "U.S. dollars", "dollars", "U.S.$" or "$" are to currency of the United States of America (the "U.S." or the "United States"), references to "pounds sterling", "sterling", "(pound)", "pence" or "p" are to currency of the United Kingdom of Great Britain and Northern Ireland (the "U.K." or the "United Kingdom"). Professional Staff plc publishes its consolidated financial statements in pounds sterling. Solely for the convenience of the reader, this Annual Report contains translations of certain pound sterling amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the pound sterling amounts actually represent such U.S. dollar amounts or have been, could have been, or could be, converted into U.S. dollars at the rate indicated or at any other rate. Unless otherwise indicated, the translations of pounds sterling into U.S. dollars have been made at $1.4163 per (pound)1.00, the noon buying rate in the City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on March 31, 2001, the date of the most recent balance sheet of Professional Staff plc included herein.

         Professional Staff plc prepares its financial statements in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The financial statements and other financial data included elsewhere in this Annual Report have been prepared in accordance with U.S. GAAP, unless otherwise stated. Professional Staff plc prepares its financial statements on the basis of a financial year beginning on April 1 and ending on March 31. References to a fiscal year in this Annual Report shall, unless otherwise indicated, be references to the financial year ending on March 31 of such year. In this Annual Report, financial results and operating statistics are, unless otherwise indicated, stated on the basis of such financial years.

         Unless otherwise specified or the context otherwise requires, in this Annual Report, the "Company" or "Professional Staff" refers to Professional Staff plc together with its subsidiaries.

                           FORWARD LOOKING STATEMENTS

         This Annual Report on Form 20-F includes certain "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Exchange Act of 1934, many of which are beyond Professional Staff's control and all of which are based on our current beliefs and expectations about future events. Forward-looking statements are typically identified by words such as "will", "anticipate", "estimate" and similar expressions and include, among others, statements regarding Professional Staff's strategy, operations, economic performance, financial condition, future results of operations and capital needs, estimates of additional payments to be made pursuant to certain acquisition agreements and the temporary staffing industry generally. Although Professional Staff believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, because such statements involve uncertainties and risks, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences include, but are not limited to:

         o    our ability to achieve and manage growth;

         o    risks associated with the acquisition of new businesses;

         o    the highly competitive nature of the temporary staffing industry;

         o our ability to attract qualified technical professionals and retain key personnel;

         o economic and business conditions in the UK, continental Europe and the United States;

         o    the success of our operating strategies;

         o    changes in government regulations;

         o our ability to retain existing customers and to obtain new customers;

         o    fluctuations in exchange rates and demand for staffing services;
              and

         o    business risk management.

         Professional Staff undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I


Item 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.  KEY INFORMATION

3.A.     Selected Financial Data

         The following table sets forth selected financial data of the Company. The selected financial data for the five fiscal years ended March 31, 2001, have been excerpted or derived from the Company's consolidated financial statements for the fiscal years ended March 31, 1997, 1998, 1999, 2000 and 2001 which have been audited by Deloitte & Touche, Chartered Accountants. The data should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Annual Report and Item 5. Operating and Financial Review and Prospects.

                                                                                 Fiscal Years Ended March 31,
                                                                                 ----------------------------
                                                         1997          1998          1999           2000           2001     2001(1)
                                                         ----          ----          ----           ----           ----     -------
                                                                          (thousands, except per share amounts)
Consolidated Income Statement Data
  Revenue .........................................(pound)19,666 (pound)58,313 (pound)95,359 (pound)120,410 (pound)146,656 $207,709
  Direct cost of revenue ..........................       13,636        43,715        74,210         91,766        111,686  158,181
                                                   ------------- ------------- ------------- -------------- -------------- --------

  Gross profit ....................................        6,030        14,598        21,149         28,644         34,970   49,528
  Selling, general and administrative expenses(2)..        2,998         9,660        16,076         22,533         31,285   44,309
  Amortization of goodwill ........................         --             193           375          1,008          1,145    1,622
                                                   ------------- ------------- ------------- -------------- -------------- --------
   Income from continuing operations before
    other  income and income taxes ................        3,032         4,745         4,698          5,103          2,540    3,597
  Other income (expense)(3) .......................          550           410         1,435           (649)          (676)    (957)
                                                   ------------- ------------- ------------- -------------- -------------- --------

   Income from continuing operations before
      Income taxes and discontinued operations ....        3,582         5,155         6,133          4,454          1,864    2,640
  Income taxes ....................................        1,253         1,711         2,084          1,561          1,115    1,579
                                                   ------------- ------------- ------------- -------------- -------------- --------

  Net income from continuing operations(4) ........        2,329         3,444         4,049          2,893            749    1,061
                                                   ------------- ------------- ------------- -------------- -------------- --------

  Net income ......................................        2,180         3,444         4,049          2,893            749    1,061
                                                   ============= ============= ============= ============== ============== ========
Earnings per Share Data
Basic
  Net income per share from continuing operations..  (pound)0.47   (pound)0.59   (pound)0.45    (pound)0.34    (pound)0.09 $   0.12
  Net income per share ............................  (pound)0.44   (pound)0.59   (pound)0.45    (pound)0.34    (pound)0.09 $   0.12
  Number of shares used in computation (`000) .....        4,968         5,864         8,929          8,577          8,672    8,672
Fully diluted
  Net income per share from continuing operations..  (pound)0.40   (pound)0.51   (pound)0.43    (pound)0.33    (pound)0.08 $   0.12
  Net income per share ............................  (pound)0.38   (pound)0.51   (pound)0.43    (pound)0.33    (pound)0.08 $   0.12
  Number of shares used in computation (`000) .....        5,839         6,787         9,381          8,842          8,911    8,911

                                                                                      At March 31,
                                                                                      ------------
                                                         1997          1998          1999           2000           2001     2001(1)
                                                         ----          ----          ----           ----           ----     -------
                                                                                      (thousands)
Consolidated Balance Sheet Data
  Working capital..................................(pound)11,975  (pound)7,044 (pound)18,192  (pound)17,276  (pound)12,440 $ 17,619
  Total assets.....................................       17,470        26,581        62,767         62,425         74,977  106,189
  Long-term debt...................................            -             -            69             68              -        -
  Capital stock....................................        8,861         8,901        37,892         37,987         38,049   53,889
  Shareholders' equity.............................       13,516        17,000        46,053         49,002         50,187   71,080

------------------
    (1) Solely for the convenience of the reader, pound sterling amounts have been translated into U.S. dollars at the Noon Buying Rate on March 31, 2001 of $1.4163 per(pound)1.00.

    (2) Includes in 2001,(pound)818,000 aggregate increase in reserves for doubtful debts principally against customers in the communications technology sector; includes in 1999,(pound)659,000 of unusual items for restructuring and merging of acquired operations.

    (3) Includes in 2001,(pound)438,000 of costs borne by the Company in connection with the July 2000 tender offer for the Company by First Saddle Limited.

    (4) Effective March 1996, the Company sold the ongoing businesses of its French Lab Staff operations acquired in fiscal 1993. The Company recorded the results of its French Lab Staff operations in fiscal years 1995 and 1996 and the losses on the sale of the businesses in fiscal 1996 and 1997 as discontinued operations.


3.B.     Capitalization and Indebtedness

Not applicable.


3.C.     Reasons for the Offer and Use of Proceeds

Not applicable.


3.D.     Risk Factors

         Potential Inability to Achieve and Manage Growth. The Company has experienced rapid growth in a relatively short period of time as a result of both acquisitions and internal development. The Company's continued growth depends on a number of factors including (i) the ability to achieve greater penetration of existing clients and markets, (ii) successful entry into, and the ability of the Company to adapt to, new geographic markets, (iii) the strength of demand for the Company's services, (iv) the Company's response to existing and emerging competition, (v) the ability to sustain acceptable margins in the sectors and geographic markets in which the Company operates in the face of competitive pressures or potentially more restrictive regulatory environments and (vi) continued improvement in office productivity. Continued growth will require further expansion of the Company's infrastructure and systems, including management information systems, increased marketing activities and the successful recruitment of management and personnel.

         Acquisition Risks. An important component of the Company's strategy has been to be to grow through acquisitions. Acquisitions involve a number of risks, including diversion of management's attention, the potential failure to retain key personnel at an acquired company and risks associated with unanticipated events or liabilities. There can be no assurance that recent or future acquisitions will achieve or maintain expected operating results or will not have a material adverse effect on the Company's operating results, particularly in the fiscal quarters immediately following the consummation of such transactions.

         Highly Competitive Market. In general, the staffing industry is highly competitive with relatively low barriers to entry. In the United Kingdom the industry is divided into a small number of national and a large number of regional staffing companies. The Company competes with a broad range of international, national, regional and local companies, including other specialist companies and general service agencies. The staffing industry has been undergoing significant consolidation, as a result of which the Company may face increasing competition from larger full service and specialist competitors in its markets. Through acquisitions the Company has entered larger and more competitive markets. In addition, the Company may face significantly greater competition in any additional geographic markets or new industry sectors that it may enter in the future. The entry into the Company's specialist markets by one or more companies with greater marketing and financial resources than the Company could have a material adverse effect on the Company's financial condition and results of operations.

         Dependence on Availability of Qualified Technical Professionals. The success of the Company is dependent upon its ability to attract professionals who possess the skills and experience necessary to meet the staffing requirements of its clients. The Company expends considerable effort and resources in maintaining its candidate databases to keep pace with changing client needs and emerging technologies. Furthermore, the Company's candidates typically provide services on an assignment-by-assignment basis and can terminate an assignment with the Company at any time. The Company competes with other providers of technical staffing services, temporary staffing agencies and alternative full-time employers in recruiting qualified professionals. In particular, competition for communications technology professionals is intense and demand for their services has, to date, substantially exceeded their supply, and the Company expects that such competition will increase. Many of the professionals who work for the Company, particularly in the technology area, also work for the Company's competitors, and there can be no assurance that professionals currently working on projects for the Company will not choose to work for competitors on future assignments. In addition, temporary workers often accept permanent positions with the Company's clients. The Company's inability to attract a significant number of additional professional candidates to support the Company's existing operations and planned expansion could have a material adverse effect on the Company's operating results and growth strategy.

         Reliance on Key Personnel. The Company has been, and will continue to be, highly dependent on the experience and skills of its key personnel, including senior management and recruitment consultants. The loss of any of these, or the inability of the Company to attract and retain additional qualified key personnel, could have a material adverse effect on the Company's financial condition and results of operations. The Company's key personnel are employed pursuant to employment agreements that can be terminated by the Company or the employee on six months' notice and, in the case of certain key executives, twelve months' notice.

         Risks Associated with the Temporary Staffing Industry. Providers of staffing services place people in the work places of other businesses. An inherent risk of such activity includes possible claims of errors and omissions, misuse of client proprietary information, misappropriation of funds, discrimination or harassment, employment of illegal aliens, theft of client property, other criminal activity or torts, claims under health and safety regulations and other claims. Perceived damages to the Company's clients could arise from a variety of alleged mistakes or failures to act by professionals placed by the Company. Although the Company has implemented policies and guidelines in order to reduce its exposure to certain of such risks, in certain circumstances the Company may have exposure to liabilities relating to events occurring at a client's workplace over which the Company has no direct control. Although no claims of this nature have been made against the Company, there can be no assurance that such claims will not arise in the future.

         While the Company maintains the legally required level of employers' liability insurance coverage, the Company does not maintain liability insurance extending to the wrongful or negligent conduct of temporary workers on assignment. The Company believes that, in general, it is not liable for the conduct of temporary workers because they are not employees of the Company. If however the Company's temporary workers were considered employees the Company could have liability for their conduct and responsibility for providing certain additional statutory benefits such as redundancy, maternity and sick pay and for giving minimum notice upon termination.

         There can be no assurance that the Company's exposure to such risks has not been increased substantially with recent expansion into additional geographic markets and industry sectors and its exposure is likely to increase further with continued expansion.

         Risks Associated with International Operations. While the Company's business prior to fiscal 1998 consisted primarily of placements of temporary scientists and technicians in the United Kingdom, the Company now places temporary professionals in numerous countries outside the United Kingdom and, as part of its growth strategy, intends to expand into additional geographic markets. As the Company continues to develop its operations internationally, it will increasingly become subject to additional risks attendant to operating in a global environment, including, among others, the imposition of restrictions on hiring foreign nationals or the ability to retain foreign temporary workers, administrative and management difficulties, restrictions on the repatriation of earnings, export requirements and restrictions and multiple and possibly overlapping tax structures. Fluctuations in exchange rates between the pound sterling and the currency of other countries in which the Company operates will affect its results of operations and financial condition reported in pounds sterling.

         Effect of Fluctuations in Demand for Staffing Services. Demand for the Company's staffing services is significantly affected by factors outside the Company's control, including the general level of economic activity and trends in its customers' industries. When economic activity increases, temporary employees are often added before full-time employees are hired. As economic activity slows, permanent recruitment slows and many companies reduce their utilization of temporary workers prior to undertaking layoffs of full-time employees. In addition, in an economic downturn the Company may face pricing pressure from its customers and increased competition from other staffing providers. The Company serves markets that are experiencing severe economic slowdown, notably the telecommunications industry. Economic downturn could have a material adverse effect on the Company's financial condition and results of operations. The Company also serves markets that are currently consolidating, such as the pharmaceutical industry. Consolidation among the Company's clients, which could result in delays or decreases in the hiring of temporary or permanent staff, could have a material adverse effect on the Company's financial condition and results of operations.

Item 4.  INFORMATION ON THE COMPANY

4.A.     History and Development of the Company

         The legal and commercial name of the Company is Professional Staff plc. The Company was incorporated on February 20, 1990 under the laws of England and Wales. Its principal executive offices are located at Buckland House, Waterside Drive, Langley Business Park, Slough SL3 6EZ, United Kingdom, telephone 44-1-753-580-540.

         Professional Staff is a specialty staffing services company based mainly in the United Kingdom and the United States, providing temporary and permanent placement services to the communications technology, science and interim management sectors.

         The Company began in 1990 as Lab Staff which pioneered temporary staffing services in the UK science sector. In 1994 the Company set up Executives On Assignment to service the emerging UK interim management market. The Company completed its initial public offering in August 1996, with a secondary offering in April 1998. Following these offerings, the Company completed eight acquisitions which have expanded the range of its specialty services and the geographic markets and industry sectors that the Company serves.

         Acquisitions made in the communications technology sector were SDS Computer Group and S-Com Computer Systems Engineers in 1997, EPL Overseas in 1998 and Resource Management in 2000. These businesses are now fully integrated as S.Com with operations in the UK, US and Germany. S.Com places specialized professionals in telecommunications, datacommunications, IT and specialty engineering on a worldwide basis. Major customers include BT, Ericsson, Lucent, Nortel, Nokia, DERA and BAE Systems.

         Acquisitions made in the science sector were Salisbury Consulting Group in 1997, and The Woolf Group and Euromedica in 1999. UK science staffing and related recruitment operations are now integrated within SRG (the Science Recruitment Group). The temporary staffing business trades as SRG LabStaff and still dominates the UK laboratory staffing market. In the United States, The Woolf Group offers clinical research professionals and associated services to major pharmaceutical and clinical research organizations. Euromedica is an executive search consultancy dedicated to the pharmaceutical and healthcare industries with operations in the UK, France, Germany and Belgium. The Company's major clients within the science sector include GSK, Novartis, AstraZeneca, Avecia and Amgen.

         Acquisitions made in the management sector were Praxis Executive Taskforce in 1998. Through Praxis and Executives on Assignment, the Company is a leader in the UK interim management market offering executives and senior managers across a broad spectrum of industry and commerce.

         The Company's principal capital expenditures, other than acquisitions of businesses, comprise office equipment and associated computer systems, and motor vehicles acquired to provide as staff benefits. Expenditures on such capital items in the last three years were (pound)2.4 million in 2001, (pound)2.2 million in 2000 and (pound)1.4 million in 1999.

         In July 2000 the Company announced that it had agreed to the terms of a recommended cash offer to be made by First Saddle Limited for the whole of the issued and unconditionally allotted share capital of the Company not already owned or agreed to be acquired by First Saddle at $8.34 per Ordinary Share. First Saddle was established by Benjamin Blackden, Chairman of the Company, Kevin Worrall, Group Finance Director of the Company, Bruce Culver, Non-Executive Director of the Company and Granville Baird Capital Partners Limited for the purposes of effecting a management buyout of the Company. The offer was considered by a special committee of independent directors of the Company. The Board, acting through the special committee, considered the terms of the offer and the arrangements with management to be fair and in the best interests of the Company's security holders and unanimously recommended that security holders accept the offer. In arriving at this conclusion the special committee received an opinion from Jefferies & Company, Inc. that the offer in financial terms and the arrangements with management were fair and reasonable so far as security holders were concerned.

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

4.B.     Business Overview

The Staffing Industry

         The staffing industry in the United Kingdom, including both temporary and permanent staffing, is the largest in Europe and has experienced significant recent growth. Current estimates put the total market at $25 to $30 billion. The penetration rate, measured as the number of temporary workers expressed as a percentage of the total work force, is estimated by the Recruitment & Employment Confederation to be approximately 3% to 4%. The UK market is highly fragmented with numerous companies active in a generally deregulated environment. The overall trend in continental Europe has been toward progressive liberalization and deregulation.

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

         Permanent recruitment services with dedicated technical expertise are also becoming increasingly important as demand has reduced the pool of available specialty professionals and made it more difficult to locate qualified candidates. For these reasons Professional Staff believes that clients have become increasingly reliant upon specialty permanent placement and search services.

Sector Overview

         The following table sets forth the structure, by sector, of the Company's principal operations and services provided which, save for the effect of acquisitions and integration thereof, have been in place throughout the last three fiscal years.

Business Sector       Principal Industries Served          Brand Name                        Operation Locations
---------------       ---------------------------          ----------                        -------------------
Communications        Telecommunications,                  S.Com                             UK, US, Germany
  Technology          Datacommunications, Defence
                      & Aerospace

Science               Pharmaceutical, Chemicals,           Science Recruitment Group         UK
                      Biotechnology, Food &                  SRG LabStaff
                      Beverage,                              SRG Executive
                                                             SRG Scientech

                      Pharmaceuticals, BioSciences         Euromedica                        UK & Continental
                      & Healthcare                                                           Europe

                      Pharmaceuticals, Healthcare,         The Woolf Group                   US
                      CROs

Interim Management    All industry sectors                 Executives on Assignment          UK
                                                           Praxis Executive Taskforce

         Communications Technology Sector. Telecommunications services has been one of the fastest growing sectors of the staffing industry. The expansion of the global market for communication services and the continued development of new technology has been accompanied by substantial expenditure on developing new equipment and services required to upgrade existing and develop new networks. Particularly in less developed countries with limited existing communications infrastructure, the number of subscribers has increased substantially as the installation of wireless networks proves more cost-efficient and expeditious than the rollout of landline networks. Expenditures on equipment and service are driven by changing technology as existing land line and wireless networks that represent first generation technology are converted to accommodate second generation digital technologies. The sector has recently been severely affected by the high cost of acquiring third generation licenses through government auctions in the UK and Continental Europe, a slowdown in worldwide mobile handset sales and delays in completion of third generation technologies. However the Company expects that in the next several years the third generation technologies to deliver voice, data and video signals should continue to stimulate expenditures for services and equipment and the sector will continue to place reliance on both core and contingent skills at the right levels and at the right time. Management believes that rapid technological change, intense competition and increasing specialization have all resulted in an increasing reliance by employers upon providers of specialty staffing services.

         Science Sector. Science staffing has been a growing sector in the United Kingdom following the Company's pioneering of the use of temporary professionals in the scientific laboratory in the pharmaceutical, biotechnology, environmental, food, chemical and petrochemical industries. This growth is the result of increased acceptance of the advantages of using temporary workers as well as shortages of certain scientific skills. In the United States, demand for clinical trials staffing services is being driven by the unprecedented growth in the clinical trial segment of the drug development industry. Concurrently, stringent approval requirements demand a greater number of trials per compound and a greater number of patients per trial. As a result of the growth in this segment, sponsors are increasing their reliance on clinical trial outsourcing services to gain access to greater clinical trial capacity and a larger supply of experienced clinical trial personnel.

         Interim Management Sector. The use of interim managers and executives in the UK is an emerging market in which the Company has been one of the leading developers. There is now growing acceptance of the flexibility and cost effectiveness of using interim managers alongside the regular management team, not simply as a solution to a crisis.

         The Company's revenues by sector and geographical markets for the last three fiscal years were as follows:

                                              Fiscal Years Ended March 31,
                                              ----------------------------
                                                   ((pound)'millions)
                                          1999            2000          2001
                                          ----            ----          ----
Revenue:
Communications Technology..........   (pound)64.4     (pound)78.9  (pound)100.0
Science............................          25.9            32.8          33.1
Interim Management.................           5.1             8.7          13.6
                                            -----           -----        ------
Total..............................          95.4           120.4         146.7
                                             ====           =====         =====

United Kingdom.....................   (pound)61.7     (pound)63.1   (pound)74.1
North America......................           3.6            24.3          31.2
Rest of the World..................          30.1            33.0          41.4
                                           ------          ------        ------
Total..............................          95.4           120.4         146.7
                                             ====           =====         =====

Percentage:
Communications Technology..........           68%             66%           68%
Science............................           27%             27%           23%
Interim Management.................            5%              7%            9%
                                             ----            ----          ----
Total..............................          100%            100%          100%
                                             ====            ====          ====

United Kingdom.....................           64%             52%           51%
North America......................            4%             20%           21%
Rest of the World..................           32%             28%           28%
                                            -----           -----           ---
Total..............................          100%            100%          100%
                                             ====            ====          ====

         The Company's business is not subject to major seasonality. Minor factors which contribute a small degree of seasonality are the number of public holidays in each fiscal quarter (which typically contributes to a slowdown in the Company's third quarter due to Christmas and the New Year) and a higher than average number of contracts expiring at calendar and fiscal year ends.

Business Strategy

         Management believes that the Company has achieved a strong competitive position in the staffing industry attributable to a number of business strategies, including the following:

         Operating only in specialized sectors. The Company operates in highly focused sectors of the staffing industry through businesses with readily identifiable trade names related to the sector served. These sectors are communications technology, science and interim management and, as such, offer higher added value services to clients. The Company believes that the large number of discrete communications technology and scientific skills, the need for large candidate databases to match candidates' skills with clients' needs and the importance of established client relationships raise the barriers to entry for competitors in these sectors. Through its teams of recruitment consultants and its delivery systems, the Company believes it offers its clients quality service due to its exceptional understanding of the skills required for each sector.

         Employing qualified and experienced sales teams. In the communications technology sector, recruitment consultants are generally computer or business graduates, trained in the specific industry in which they work. The Company's recruitment consultants working in the scientific sector generally have university degrees in science, including many with PhDs. Many consultants are qualified in a specialized scientific discipline such as analytical chemistry, biochemistry, microbiology, organic chemistry or food science, among others. As a result, the Company's sales teams are experienced and well qualified to understand and serve the specific needs of clients in each of the sectors in which it operates.

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

         Central financial and operational controls. Each of the Company's subsidiaries focuses on its own service sector, technology, skills and clients. Operating company managers are given latitude to concentrate on their market and manage day-to-day operations within their areas of expertise. The Company's management regularly monitors operations and results are reported and consolidated monthly. The Company's businesses operate discrete accounting systems in accordance with the specific requirements of each business, but report results under a common reporting timetable and framework and according to common accounting policies. Treasury operations are controlled centrally. Each operating company's financial planning, budgeting and forecasting is coordinated by the Company's Chief Financial Officer.

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

Operations

Staffing and Recruitment Services in Communications Technology

         S.Com. S.Com specializes in providing temporary and contract systems engineers and other specialists to the telecommunications and datacommunications industries. S.Com also provides information technology and specialty engineering skills to these and other sectors including the defense and aerospace industries. Skills provided include systems planning and design, project management, software application development, systems and network implementation, systems integration, high-level programming and system maintenance.

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

         S.Com currently has operations in the United Kingdom, Germany and in the United States and is providing contractors worldwide. S-Com also provides permanent placement recruitment services for the sectors in which it operates.

Staffing and Recruitment Services in Science

         Science Recruitment Group. SRG, through its SRG LabStaff brand, is the leading UK temporary staffing business specializing in laboratory sciences. It provides temporary scientists and technicians to industrial employers, government laboratories and research institutions throughout the United Kingdom. Its SRG Executive and SRG Scientech brands provide permanent placement services at management and laboratory level respectively. The businesses seek to provide quality service to their clients by understanding each client's highly technical needs, quickly identifying suitable candidates that meet those needs and managing the process of introducing a candidate and administering the ongoing service with a minimum of client involvement.

         Euromedica. Euromedica provides executive-level recruitment services to pharmaceutical, biosciences and healthcare clients through the United Kingdom and continental Europe. The company has a network of offices serving the United Kingdom, Belgium, France and Germany as well as associates or joint ventures in Spain, the United States and India.

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

Staffing and Recruitment Services in Interim Management

         Executives on Assignment and Praxis Executive Taskforce. PS Interim, through its two brands, Executives on Assignment and Praxis Executive Taskforce, places experienced executives on temporary assignments across all functions in all types of industrial, commercial and public sector activity throughout the United Kingdom. Management believes that together, these companies are the leading employment business dedicated exclusively to this sector in the United Kingdom. Assignments range from senior executive officers to middle management. Recruitment consultants in the business are experienced executives with knowledge and insight into management and its functions.

Candidates

         The identification and recruitment of qualified professionals who are available for client assignments is a key component of the Company's operations. The Company expends considerable efforts and resources in maintaining its candidate databases.

         Candidates are sourced principally through the Internet, advertising and direct solicitation. In the science sector, the Company advertises in the specialty trade press such as New Scientist and other journals relevant to a specific industry such as food, plastics or biotechnology. Universities are a valued source of newly qualified candidates in technology and science and the Company recruits at a number of universities through university web sites and attendance at career and job fairs. In the management sector candidates are sought through advertising, usually in national newspapers such as The Times, The Sunday Times and The Daily Telegraph. The Company also receives a considerable number of unsolicited resumes.

         In communications technology, candidates are selected for possible assignments initially on the basis of the technical information provided on the resume and are normally interviewed in depth on the telephone and in person where appropriate. The recruitment consultant assesses a candidate's suitability for the assignment based on a detailed understanding of the skills required by a client. In science, candidates for temporary or permanent positions are generally interviewed in person by the Company's recruitment consultants and their skills and experience are precisely matched to the demands of the assignment. In interim management, only candidates meeting strict selection criteria are accepted onto the Company's database. Those selected for possible assignments are interviewed personally by both the Company's recruitment consultants and by the client.

Sales and Marketing

         Each operating company has developed a sales and marketing strategy to address specific needs within each sector served. In the technology sector, S.Com's recruitment consultants focus on developing client relationships through regular contacts at various levels within a client's organization. This may involve spending time on the clients' premises or on site to gain deeper understanding of future projects and the skills required for these. In the science sector, marketing focuses primarily on temporary scientific personnel, and is targeted toward laboratory managers, research or development directors and human resource departments. Marketing methods include seminars, direct mail, publication of articles in national and trade press journals and exhibits at trade shows as well as telephone contact and client and prospect site visits. In the interim management sector, potential clients are targeted through direct sales contact and mailing and public relations programs.

Competition

         In each of the sectors in which the Company operates, the staffing services industry is fragmented and highly competitive with relatively low barriers to entry. In the U.K. telecommunications, datacommunications and information technology markets, S.Com faces competition from numerous IT staffing companies ranging from small private companies to large public entities such as Spring. In international telecommunications staffing, S.Com has established a leading position with few competitors having similar skills and industry expertise. Competitors in international telecommunications include Glotel, Dataworkforce and the larger IT staffing companies such as Parity and Harvey Nash.

         In the science sector, management believes that SRG LabStaff is the only scientific staffing company in the United Kingdom with an extensive nationwide presence and which specializes in all levels of science employment. Competition is usually regional in nature with few companies specializing in science. International competitors including Manpower, Kelly and Lab Support have recently entered the UK market and competition is generally increasing. SRG Executive and SRG Scientech are among several leading recruitment businesses specializing in the permanent placement of scientists. Euromedica competes with certain national search firms who, while not specializing in science, accept all types of recruitment assignments at senior executive levels.

         In the management sector, Executives on Assignment and Praxis Executive Taskforce are one of the leaders in the field of interim management and face competition from other specialist providers, of which management believes there are three or four. Some search firms and management consultants also operate in this sector.

Licenses

         The Company is not dependent on any patents or licenses, industrial, commercial or financial contracts.

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

         As a staffing services business operating in the United Kingdom, the Company is subject to the Employment Agencies Act 1973, which imposes certain obligations of fair practice on the Company. The Company believes that it complies in all material respects with these regulations. Although the Company's business is not specifically regulated by European Union ("EU"), the EU has in the past introduced measures relating to rights of workers generally. A number of European countries require staffing companies to maintain some form of license or permit which is issued by the applicable authorities. Certain European countries require the operations of staffing companies to be supported by bank guarantees. A number of other restrictions and requirements are common to regulations in European countries, including certain requirements for contracts between clients and staffing companies, limitations in the conditions under which temporary work is allowed, limitations in the duration of staffing contracts (varying from three to 24 months) and requirements for wage levels and social security. Management believes that the Company complies in all material aspects with these regulations, to the extent applicable. However, there can be no assurance that, as regulatory regimes evolve or change in particular jurisdictions, the operations or performance of the Company will not be affected.

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

         The UK government has more recently passed a number of significant laws affecting employment relationships and the relationship that an employment business has with its own employees and its temporary workers. These are (i) the Working Time Regulations, (ii) the National Minimum Wage, (iii) Public Interest Disclosure Act and (iv) the Employment Relations Bill. These laws all apply to "workers" and are not limited to "employees", which means that the rules can apply to agency temporary workers. The Working Time Regulations regulate hours worked, rest breaks, holidays and record keeping. The National Minimum Wage sets out minimum rates of pay and the Public Interest Disclosure Act provides certain rights to workers who disclose alleged wrongdoing in defined circumstances. The Employment Relations Bill, in its present form, covers the areas of trades unions, maternity provisions and unfair dismissal rights.

         The U.K. Inland Revenue introduced legislation ("IR35") with effect from April 6, 2000 regarding the hiring of individuals through their own personal service companies. The legislation aims to ensure that people working through a personal service company pay similar amounts of Income Tax and National Insurance as an employee. Lobbying by the UK recruitment industry, which the Company supported, forced the Inland Revenue to modify the original proposals of IR35 so that the burden of any incremental employment related taxation and the administration of its collection fell upon the personal service company rather than the employment agency or its clients. The Company has undertaken a comprehensive educational program aimed at both candidates and clients on the impact of IR35.

         The Department of Trade and Industry (the "DTI") published a consultation document in May 1999 concerning the Regulation of the United Kingdom Recruitment Industry. The proposals include measures to restrict the charging of fees which might discourage clients from transferring a temporary worker to a permanent employee and to ensure that temporary workers have a contractual relationship with an employment business. Consultation between the industry and the DTI continues with the industry seeking to protect its legitimate commercial interests in the area of fees.

4.C.     Organizational Structure

The following table summarises the Company's significant subsidiary undertakings:

                                                                                                                     Proportion of
                                                                                                                     ordinary shares
Subsidiary company                              Country of incorporation        Principal activity                   held
------------------                              ------------------------        ------------------                   ---------------

Professional Staff Holdings LLC                 United States of America        Investment holding                        100%
                                                                                company

The Woolf Group, Inc.                           United States of America        Recruitment of temporary                  100%
                                                                                scientific staff

                                                                                                                     Proportion of
                                                                                                                     ordinary shares
Subsidiary company                              Country of incorporation        Principal activity                   held
------------------                              ------------------------        ------------------                   ---------------
Science Recruitment Group Limited               Great Britain                   Recruitment of temporary                  100%
                                                                                and permanent scientific
                                                                                staff

Euromedica PLC                                  Great Britain                   Recruitment of permanent                  100%
                                                                                executive scientific staff

Euromedica International Limited                Great Britain                   Recruitment of permanent                   94%
                                                                                executive scientific staff

Euromedica Executive Search GmbH                Germany                         Recruitment of permanent                  100%
                                                                                executive scientific staff

Euromedica SARL                                 France                          Recruitment of permanent                  100%
                                                                                executive scientific staff

Executives on Assignment Limited                Great Britain                   Recruitment of interim                    100%
                                                                                managers

Praxis Executive Taskforce Limited              Great Britain                   Recruitment of interim                    100%
                                                                                managers

S.Com Group Plc                                 Great Britain                   Recruitment of temporary                  100%
                                                                                and permanent telecomms,
                                                                                datacomms and IT staff

S.Com, Inc.                                     United States of America        Recruitment of temporary                  100%
                                                                                and permanent telecomms,
                                                                                datacomms and IT staff

S.Com Computer Systems Engineers GmbH           Germany                         Recruitment of temporary                  100%
                                                                                and permanent telecomms,
                                                                                datacomms and IT staff

Salisbury Drewry Limited                        Great Britain                   Recruitment advertising                   100%
                                                                                business

Salisbury Consulting Group Limited              Great Britain                   Investment holding                        100%
                                                                                company


4.D.     Property, Plants and Equipment

         The Company owns approximately 7,600 square feet of office space at its headquarters in Langley (near London). The Company also leases offices in London Docklands, Aylesbury, Cambridge, Coleshill (near Birmingham), as well as having a network of serviced offices throughout the UK. The Company also has leased offices in Durham, San Francisco and Miami in the U.S., and in Brussels, Paris and Munich in continental Europe. The Company believes that its facilities are adequate for its short term needs.

Item 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes thereto, Item 3. Selected Financial Data and Item 8. Financial Information which appear elsewhere in this Annual Report.

5.A.     Operating Results

         Professional Staff has grown from being a leading national provider of temporary laboratory scientists and technicians in the United Kingdom into an international specialty staffing services company providing temporary and permanent placement services to the communications technology, science and interim management sectors with operations in the UK, USA and continental Europe. Since the Company's initial public offering in August 1996, the Company has made a number of acquisitions which have increased the Company's range of specialty services, geographic markets and industry sectors. The Company now derives approximately half of its revenue from markets outside the United Kingdom and has temporary professionals working across the world.

Acquisitions

         Fiscal 2001

         Resource Management. In September 2000, the company acquired the Resource Management Division of Marconi Software Solutions Limited for (pound)289,000 including associated costs. Further consideration may be payable through September 2001 dependent upon the gross profit of Resource Management for the twelve months from the date of acquisition. Resource Management provides skilled IT professionals to the defence and aerospace industries and had annualised revenues of approximately (pound)4.5 million at the date of acquisition. The Division was immediately integrated into S.Com, the Company's communications technology division.

         Fiscal 2000

         Euromedica France. On January 1, 2000 the Company acquired the entire issued share capital of Euromedica SARL, a French executive search agency specializing in the science sector based in Paris with annualized revenue of approximately Fr. 3.5 million. Euromedica SARL previously operated under a royalty license agreement with one of the Company's UK subsidiaries, Euromedica International Limited. The acquisition of Euromedica SARL enables the Company's Euromedica group of companies to operate on a more unified basis across continental Europe.

         Fiscal 1999

         Woolf. On March 31, 1999 the Company purchased the entire issued share capital of The Woolf Group, Inc., a US based provider of clinical trials staffing services to pharmaceutical companies and contract research organizations. The initial purchase price was (pound)9,560,000. Further cash consideration may become payable in May 2002 dependent upon improvements to operating income for the fiscal years ended March 31, 2002. Annualized revenue at the date of acquisition was approximately $13.0 million.

         Euromedica. On March 26, 1999 the Company purchased the entire issued share capital of Euromedica plc and 94% of the share capital of Euromedica International Limited. Euromedica is the largest executive search firm in Europe in the pharmaceutical, bioscience and healthcare sectors and has a network of offices in the UK, Belgium and Germany and strategic partnerships in the US, India, France and Spain. The purchase price was (pound)2,888,000 and annualized revenues at the date of acquisition were approximately (pound)2.6 million.

         Praxis. On October 1, 1998 the Company acquired the entire issued share capital of Praxis Executive Taskforce Limited, a UK based provider of interim executives and managers to industry and commerce with annualized revenue of approximately (pound)5.0 million at the date of acquisition. This acquisition, alongside the Company's Executives On Assignment business, made the Company the leading provider of interim executives in the UK.

         EPL. On July 17, 1998 the Company acquired the entire issued share capital of EPL Overseas Limited, a UK based provider of skilled contract personnel to the European telecommunications industry. Annualized revenue at the date of acquisition was approximately (pound)10.0 million. On January 1, 1999 the business was merged with the Company's existing communications technology business to form S.Com Group Plc.

Results of Operations - Years ended March 31, 2001 and 2000

Revenue

         Revenue increased by 22%, or (pound)26.3 million, to (pound)146.7 million during the year ended March 31, 2001 from (pound)120.4 million during the year ended March 31, 2000. During the year the Company acquired the Resource Management business of Marconi Software Solutions Limited and revenues from this acquisition were approximately (pound)2.2m. Internal growth was therefore 20% over the prior year.

         In communications technology, revenue increased by 27% from (pound)78.9 million to (pound)100.0 million of which (pound)2.2 million was from acquired operations and internal growth was 24%. Growth, as in fiscal 2000, was strongest in the US operation and was driven primarily by increasing volumes to major clients.

         In science, revenue increased by 1% from (pound)32.8 million to (pound)33.1 million. Revenue for the Science Recruitment Group fell for a second successive year to (pound)17.2 million from (pound)19.6 million due to continued consolidation in the pharmaceutical sector which held back market growth and increased competition from new market entrants. The Woolf Group was also held back by this consolidation but still grew staffing revenue by 6% to $14.1m, which, aided by the strength of the dollar, contributed to total revenue growth of 12% to (pound)11.1m.

         In interim management, revenue increased by 55% from (pound)8.7 million to (pound)13.6 million, of which (pound)12.6 million was derived from temporary staffing. Growth was driven by increased number of interim managers placed on contract assignments to both existing and new clients and to a lesser extent by higher average charge rates.

         As a percentage of fiscal 2001 total revenue, temporary staffing represented 93%, permanent placement represented 5% and other services accounted for 2%, similar proportions to fiscal 2000.

Gross Profit

         The Company defines gross profit as total revenue less the direct cost of providing workers for its clients including wages, benefits, expenses and allowances for temporary workers, and fees for permanent placements less the cost of direct research associated with those placements.

         Gross profit was (pound)35.0 million for fiscal 2001, an increase of 22% on fiscal 2000 gross profit of (pound)28.7 million. Growth in gross profit was therefore identical to growth in revenue and gross profit as a percentage of revenue ("gross margin") remained at 23.8%. Gross margin on temporary staffing revenue for the Company fell from 19.8% to 19.2%. In communications technology, temporary staffing gross margin fell from 16.1% to 15.7% as growth in the US began to slow in the third and fourth quarters and the Resource Management acquisition diluted UK gross margin by 20 basis points. In science, temporary staffing gross margins fell 120 basis points due to competitive pressures. In management, temporary staffing margins improved from 33% to 34%.

Selling, General and Administrative Expenses

         Selling, general and administrative expenses mainly comprise compensation payable to employees, office rentals and other facility related costs and marketing expenses. Selling, general and administrative expenses were (pound)31.3 million and (pound)22.5 million for the fiscal years 2001 and 2000 respectively. As a percentage of revenue, selling, general and administrative expenses were 21.3% and 18.7% for the fiscal years 2001 and 2000 respectively. Included in fiscal 2001 was an aggregate increase in doubtful debt reserves of (pound)0.8 million mainly against customers in the communications technology sector recorded in the fourth quarter as a result of the severe economic deterioration in that sector in the first half of calendar 2001. Otherwise, the increase in selling, general and administrative expenses was mainly due to an increase in staff costs which rose from (pound)12.6 million in fiscal 2000 to (pound)17.8 million in fiscal 2001 as the average number of staff employed rose from 291 to 364.

Amortization of Goodwill

         The Company amortizes goodwill arising from acquisitions over estimated useful lives of 30 years. Goodwill amortization was (pound)1,145,000 for the year ended March 31, 2001 compared to (pound)1,008,000 for the year ended March 31, 2000. The increase in amortization expense is due to the settlement of contingent arrangements on acquisitions made in previous periods.

Other Income/(Expense)

         Other expense of (pound)676,000 comprised net interest expense of (pound)388,000, other expenses of (pound)165,000 and (pound)438,000 of costs borne by the Company relating to the offer for the Company by First Saddle Limited in July 2000, partially offset by exchange gains of (pound)315,000, (fiscal 2000 other expense of (pound)649,000 comprised net interest expense of (pound)79,000, exchange losses of (pound)611,000 and other income of (pound)41,000). Interest expense rose as the Company's short term debt increased principally to meet contingent consideration payments amounting to (pound)6.1 million made in connection with prior year acquisitions.

Income Taxes

         The Company is subject to United Kingdom corporation tax at a statutory rate of 30% (fiscal 2000: 30%) and, to a much lesser extent, to income taxes in the United States and continental Europe. Income tax expense was provided at effective rates of 60% and 35%, and totaled (pound)1.1 million and (pound)1.6 million respectively for the fiscal years ended March 31, 2001 and 2000. The principal factor behind the high effective rates is the non-deductibility in the UK of goodwill amortization expense.

Other information

         The Company does not believe that inflation has had any material impact on its results for the three fiscal years ended March 31, 2001.

         The Company generates significant revenues and operating profits denominated in US dollars from its S.Com and Woolf US operations, and to a lesser extent, from its S.Com UK operations. For fiscal 2001, the US dollar strengthened against sterling by an average of approximately 9%. The Company is also exposed to the Euro from its continental european operations of S.Com and Euromedica.

         The Company does not hedge foreign currency net investments.

         The Company does not believe that any governmental, economic, fiscal, monetary or political policies or factors have materially affected, directly or indirectly, the Company's existing operations (see also regulation in Item 4).

Results of Operations - Years ended March 31, 2000 and 1999

Revenue

         Revenue increased by 26%, or (pound)25.0 million, to (pound)120.4 million during the year ended March 31, 2000 from (pound)95.4 million during the year ended March 31, 1999. The acquisitions of Euromedica and The Woolf Group in March 1999 accounted for (pound)12.7 million of this increase, and the full year effect of the fiscal 1999 acquisitions of EPL and Praxis accounted for approximately (pound)5.7 million. Internal growth from existing operations was (pound)6.6 million or approximately 7%.

         For fiscal 2000, revenue from services to the communications technology sector contributed 66% (1999 - 68%) of total revenue, services to the science sector contributed 27% (1999 - 26%) and services to the interim management sector contributed 7% (1999 - 6%).

         In communications technology, revenue increased by 23% to (pound)78.9 million. The full year effect of the fiscal 1999 acquisition of EPL accounted for approximately (pound)3.0 million of this revenue growth giving an internal growth rate of approximately 17%. Operations in the United States contributed significantly to this growth with revenue rising from (pound)3.7 million in fiscal 1999 to (pound)14.8 million in fiscal 2000.

         In science, revenue increased by 34% to (pound)32.7 million. The acquisitions of Euromedica and Woolf contributed (pound)12.7 million to this growth. Excluding these, revenue for the Science Recruitment Group fell 15% to (pound)19.6 million due to consolidation in the pharmaceutical sector which held back market growth. There was also increased competition from new market entrants.

         In interim management, revenue increased by 32% to (pound)8.7 million. The full year effect of the fiscal 1999 acquisition of Praxis accounted for approximately (pound)2.5 million of revenue with an internal growth of 12%. This division finished the year particularly strongly with record fourth quarter revenues 40% ahead of fiscal 1999.

         As a percentage of fiscal 2000 total revenue, temporary staffing represented 93% (1999 - 94%), permanent placement represented 5% (1999 - 4%) and other services accounted for 2% (1999 - 2%). This small change in mix was due primarily to the acquisition of the Euromedica executive search businesses.

         The Company generated 48% of revenue (fiscal 1999 - 36%) from markets outside the United Kingdom. In fiscal 2000, 24% of revenue was generated in continental Europe (1999 - 29%), 20% in North America (1999 - 4%) and 4% in other countries (1999 - 3%). This shift was due to the acquisition of the United States based Woolf Group and the significant growth of communications technology revenues in the United States.

Gross Profit

         Gross profit was (pound)28.6 million for fiscal 2000, an increase of 35% on fiscal 1999 gross profit of (pound)21.1 million. Gross margin was 23.8% and 22.2% in fiscal 2000 and 1999, respectively, with the improvement in fiscal 2000 due largely to the increased proportion of permanent placement revenue as a result of the Euromedica acquisition. Gross margin on temporary staffing revenue for the Company was virtually unchanged at 19.8% compared to 19.5% for fiscal 1999. In communications technology, temporary staffing gross margin improved from 15.3% to 16.1% as operations in the United States grew faster than lower margin operations in the United Kingdom. In science, temporary staffing gross margins fell from 29.5% in fiscal 1999 to 26.5% in fiscal 2000 due to a dilutive effect from the acquired Woolf Group operations and margins 1.5% lower in the Science Recruitment Group. In interim management, temporary staffing margins were unchanged at 33%.

Selling, General and Administrative Expenses

         Selling, general and administrative expenses mainly comprise compensation payable to employees, office rentals and other facility related costs and marketing expenses. Selling, general and administrative expenses were (pound)22.5 million and (pound)16.1 million for the fiscal years ended March 31, 2000 and 1999, respectively. As a percentage of revenue, selling, general and administrative expenses were 18.7% and 16.9%, respectively (16.1% in fiscal 1999 excluding unusual items totaling (pound)809,000 incurred in restructuring the Company's Salisbury businesses, merging the S-Com and EPL businesses and aborting a prospective acquisition). The acquired Euromedica permanent business, with relatively high expenses, accounted for more than half the increased percentage.

Amortization of Goodwill

         The Company amortizes goodwill arising from acquisitions over estimated useful lives of 30 years. Goodwill amortization was (pound)1,008,000 for the year ended March 31, 2000 compared to (pound)375,000 for the year ended March 31, 1999. The increase in amortization expense is due to the full year effect of acquisitions made in the year ended March 31, 1999.

Other Income/(Expense)

         Other expense of (pound)649,000 in fiscal 2000 comprised net interest expense of (pound)79,000, exchange losses of (pound)611,000 and other income of (pound)41,000. In 1999 Other Income totaled (pound)1,435,000 comprising net interest income of (pound)1,254,000, exchange gains of (pound)124,000 and other income of (pound)54,000. Interest income fell in fiscal 2000 as the proceeds from the Company's secondary offering of April 1998 were fully invested. Exchange losses in fiscal 2000 were incurred due to the continual decline in the value of the Euro against sterling.

Income Taxes

         The Company was subject to United Kingdom corporation tax at a statutory rate of 30% (fiscal 1999: 31%) and, to a much lesser extent, to income taxes in the United States and continental Europe. Income tax expense was provided for at effective rates, excluding any non-deductibility of goodwill amortization expense, of 30.0% (fiscal 1999 - 32.0%) and totaled (pound)1.6 million and (pound)2.1 million respectively for the fiscal years ended March 31, 2000 and 1999.

5.B.     Liquidity and Capital Resources

         Cash used in operations was (pound)1.1 million in fiscal 2001 compared to cash provided by operations of (pound)4.4 million in fiscal 2000. Cash provided in fiscal 2000 was achieved by reducing average days' sales outstanding from 88 days at March 31, 1999 to less than 70 days at March 31, 2000 whereas in fiscal 2001 days' sales outstanding rose marginally to 71 days at March 31, 2001. Fiscal 2001 was also impacted by the working capital requirements of the Resource Management acquisition.

         The Company had no significant cash flows from financing activities in fiscal 2001 or fiscal 2000 other than the assumption of short term debt.

         The principal use of cash in fiscal 2001 was the payment of contingent consideration in respect of prior year acquisitions amounting to (pound)6.1 million and the purchase of property, plant and equipment amounting to (pound)2.4 million, principally investment in information technology systems in the communications technology and science businesses. The principal use of cash in fiscal 2000 was the payment of contingent consideration in respect of prior year acquisitions amounting to (pound)3.5 million and the purchase of property, plant and equipment amounting to (pound)2.2 million.

         On March 31, 2001 the Company had cash balances of (pound)1.7m and short term debt of (pound)10.4m. The Company had available lines of credit of up to (pound)12.0 million under a secured bank overdraft facility on which interest is payable at the rate of 1.15% over base rate when drawn down. Shortly after the year end, the Company secured a confidential invoice discounting facility of up to (pound)30.0 million of which approximately (pound)10.0m became immediately available. The Company reduced its bank overdraft facility to (pound)3.5m accordingly. Management expects the Company's cash balances, facilities and borrowing capacity will be sufficient to fund the Company's anticipated cash requirements for the next six to twelve months. Cash requirements will principally comprise further investment in information technology systems.

5.C.     Research and Development, Patents and Licenses, etc.

Not applicable.

5.D.     Trend Information

         Since the end of fiscal 2001, the economic uncertainty in the telecommunications sector has intensified and has adversely affected the Company's performance. Revenues in communications technology were down 17% in the first quarter of fiscal 2002 compared to the fourth quarter of fiscal 2001 with the slowdown first felt in the US spreading to UK and continental European markets. Revenues from this sector for fiscal 2002 are now expected to be below fiscal 2001 with consequently deteriorating operating margins. Additional significant communications technology doubtful debt reserves were also required in the first quarter of fiscal 2002. The science and interim management businesses are operating in line within internal expectations in fiscal 2002 to date.


Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.     Directors and Senior Management

The Directors and Executive Officers of the Company are:

Name                                    Age             Position
----                                    ---             --------

Board of Directors
    Benjamin P. Blackden(4)(5)........   56   Non-Executive Chairman
    Andrew R. Dixey(3)(4)(5)..........   51   Group Chief Executive
    Kevin A. Worrall(3)...............   48   Group Finance Director
    Bruce R. Culver(2)(5).............   56   Non-Executive Director
    Jerry C. Benjamin(1)(2)(3)........   61   Non-Executive Director
    John C. Maynard(1)(2)(4)..........   69   Non-Executive Director
    Thomas I. Unterberg(1)............   70   Non-Executive Director

Other Executive Officers
    Neil Methold......................   37   Managing Director,
                                              Science Recruitment Group
    Faye Woolf........................   41   Chief Executive, The Woolf Group
    Peter Woods.......................   53   Managing Director, Euromedica
    Patrique Habboo...................   39   Managing Director, Praxis and EoA
----------------
(1)      Member of the Audit Committee.
(2)      Member of the Remuneration Committee.
(3)      Member of the Compliance Committee.
(4)      Member of the Health & Safety Committee.
(5)      Member of the Nominations Committee.

Directors

         Benjamin P. Blackden was co-founder of the Company and was the Company's Chief Executive until November 2000 and was appointed Chairman in January 1999. Prior to joining the Company, Mr. Blackden was President of a New Jersey-based subsidiary of Fisons Instruments, a scientific instrument manufacturer, and then Director of P-E International's Temporary Executive Service, the original provider of interim management in the United Kingdom. He previously held director level appointments in Human Resources at Fisons Scientific Equipment and Avdel Ltd., following an earlier career with GEC.

         Andrew R. Dixey was appointed to the board as Chief Executive Officer in November 2000. Prior to this, Mr. Dixey was President, Chief Operating Officer and a director of the Titanium Metals Corporation (NYSE-TIE) the world's largest integrated producer of titanium metal. Earlier in his career he held various senior executive positions in the GKN plc group of companies, a global manufacturer of automotive components.

         Kevin A. Worrall has served as Group Finance Director since September 1995 and was appointed to the Board in December 1995. Mr. Worrall was Director of Corporate Development at Lease Plan UK Ltd, the U.K. leasing arm of the Dutch Bank ABN AMRO, from 1993 to 1995. Mr. Worrall served as Finance Director, Group Treasurer and Business Development Director of several subsidiaries of PHH Europe, a multinational vehicle leasing and business services group, during his employment with PHH from 1979 to 1992. Mr. Worrall holds an MBA with distinction from the University of Warwick and is a member of the Association of Corporate Treasurers.

         Bruce R. Culver was co-founder of the Company and Chairman through November 1995 and remains on the Board as a Non-Executive Director. In 1986 Mr. Culver founded Lab Support, Inc. in the U.S. (now called On Assignment, Inc.). He was its Chief Executive, Chairman and Director until 1990. From 1984 to 1986, Mr. Culver was a management consultant to a number of technology companies. Prior to 1984 he was Vice President of marketing for Bausch & Lomb/ARL.

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

         John C. Maynard OBE was appointed a Non-Executive Director in January 1996. Dr. Maynard had a distinguished career at Amersham International (now Nycomed Amersham) where he served as Director of Inorganic Research and Radiopharmaceuticals, Group Research & Development and Operations Director and subsequently, Chief Executive, Health Care Division. He retired from Amersham International in December 1996.

         Thomas I. Unterberg was appointed to the Board of Directors as a Non-Executive Director in June 2001. He is Chairman of C.E. Unterberg, Towbin, an investment banking and research firm headquartered in New York.

Senior management

         Neil Methold was appointed Managing Director of the Science Recruitment Group on April 1, 2001 having previously served as General Manager and Finance Director. Neil has 11 years experience in the recruitment industry and held Divisional Finance Director positions at Michael Page Finance and Select Appointments before joining SRG.

         Faye Woolf is the Chief Executive of The Woolf Group. Ms. Woolf founded The Woolf Company in 1992 which was originally devoted to providing investigation, meeting and planning services to the clinical trials industry. The company was relaunched as The Woolf Group in 1995 at which time the services offered were extended to clinical trials staffing and permanent placements.

         Dr. Peter Woods is Managing Director of Euromedica. A graduate in Physiology and Biochemistry he also qualified as a doctor at Westminster Medical School. After practicing medicine for some years he began his business career at Smith & Nephew and has had senior appointments at BZW in healthcare research, at Fisons in corporate affairs and at Williams De Broe. He joined Euromedica in January 1997.

         Patrique Habboo was appointed Managing Director of the Company's interim management businesses on April 1, 2001. He previously served as a Client Services Director for Praxis.

         None of the above persons has any family relationship with any other director or any other executive officer of the Company and none of the above was selected as a director by way of any arrangement or understanding with major shareholders, customers, suppliers or other persons.

6.B.     Compensation

         The Company paid its Board of Directors as a group(pound)604,057 for the year ended March 31, 2001 of which(pound)121,750 represented pension contributions. An amount of(pound)249,000 was paid to the highest-compensated director.

         The Company normally contributes to independent personal pension plans of executive directors to a maximum of 10% of salary, so long as the director matches such amount. In the year ended March 31, 2001, the Company also paid (pound)100,000 to the personal pension plan of Benjamin P. Blackden. The Company does not provide pension, retirement or similar benefits to any directors past or present.

6.C.     Board Practices

         The following table states the period served in office by each director from date of appointment through March 31, 2001:

         Name                                          Period in Office

         Benjamin P. Blackden....................              11 years
         Andrew R. Dixey.........................              5 months
         Kevin A. Worrall........................               5 years
         Bruce R. Culver.........................              11 years
         Jerry C. Benjamin.......................               3 years
         John C. Maynard.........................               5 years
         Thomas I. Unterberg.....................                   N/a

         One third of directors retire by rotation at each annual general meeting and are immediately eligible for reappointment at that meeting. Directors' service contracts do not provide for any benefits upon termination of employment other than normal notice period provisions.

Audit Committee

         The members of the Company's audit committee are Jerry C. Benjamin (Chairman), Thomas I. Unterberg and John C. Maynard. The committee's purpose is to provide the Board with additional assurance that the Company's financial reporting is substantially accurate and presented in a timely and appropriate manner, and to ensure that the Board discharges its collective responsibilities with regard to financial control and reporting in a satisfactory manner. In doing so the committee will, among other things; confirm the appointment and remuneration of the external auditor; agree changes in the group's accounting and treasury policies; monitor the group's financial reporting process, internal control systems and procedures; review the group's earnings releases and reported results prior to release on a quarterly and annual basis; meet with the external auditors from time to time to review the results of their audit and to discuss any management letter issues; follow-up the auditors' management letter to ensure that recommended actions on internal control issues are implemented.

Remuneration Committee

         The members of the Company's remuneration committee are John C. Maynard (Chairman), Bruce R. Culver and Jerry C. Benjamin. The committee's purpose is to determine the remuneration of the Executive Directors and Operating Company Managing Directors, to recommend to the Board the remuneration of the Non-Executive Directors and to undertake such other duties as the Board shall request. In doing so the Committee will, among other things; determine the remuneration of the Executive Directors and Operating Company Managing Directors in all its forms; agree performance targets for any bonus programmes applicable to the Executive Directors and Operating Company Managing Directors and; oversee the operation of the Company's share option schemes with particular reference to the granting of options to all employees and others under the schemes and any changes proposed to the rules of the schemes.

6.D.     Employees

         The number of employees at the period end for the last three fiscal years were as follows:

                                                           Fiscal Years Ended March 31,
                                                           ----------------------------
                                                Employed in the UK       Employed outside in the UK
                                                ------------------       --------------------------
                                            2001    2000      1999        2001      2000      1999
                                            ----    ----      ----        ----      ----      ----
                                             No.     No.       No.         No.       No.       No.
                                             ---     ---       ---         ---       ---       ---
Communications technology services........   152     128       101         51        33        12
Science services..........................   108      93        90         25        24        19
Interim management services...............    30      22        18          -         -         -
Other.....................................    11      13        16          -         -         -
                                            ----    ----      ----          -         -         -
                                             301     256       225         76        57        31
                                            ----    ----      ----        ---       ---       ---

         None of the Company's employees is represented by a collective bargaining agreement. The Company believes that its employee relations are good.

6.E.     Share Ownership

The number of shares owned by the directors as of June 30, 2001 were as follows:

                    Ordinary 2p Shares               % of  Class

B P Blackden                   876,500                     10.1%
B R Culver                   1,029,800                     11.9%
A R Dixey                       39,000                      0.4%
J C Maynard                      2,000                      0.0%
K A Worrall                     10,500                      0.1%

Options over the Company's Ordinary 2p Shares have been granted to directors as follows:

                      At 1                                         At 31                        Date from
                     April                                         March          Exercise          which        Date of
                      2000      Granted        Exercised            2001             Price    exercisable         expiry
                      ----      -------        ---------            ----             -----    -----------         ------
J C Benjamin        20,000            -                -          20,000         US$16.875       May 2001       May 2005
                    10,000            -                -          10,000          US$6.625       May 2002       May 2006

B P Blackden        25,000            -                -          25,000          US$9.375       May 2000       May 2004
                    25,000            -                -          25,000         US$16.875       May 2001       May 2005
                    25,000            -                -          25,000          US$6.625       May 2002       May 2006

B R Culver               -            -                -               -                 -              -              -

A R Dixey                -        9,000                -           9,000           US$5.03      Nov. 2003      Nov. 2010
                         -      241,000                -         241,000          US$4.875      Oct. 2003      Oct. 2007

J C Maynard         30,000            -                -          30,000       (pound)1.40      Feb. 1999      Feb. 2003

K A Worrall         75,000            -                -          75,000       (pound)1.25      Oct. 1998      Oct. 2005
                    10,000            -                -          10,000          US$9.375       May 2000       May 2004
                    20,000            -                -          20,000         US$16.875       May 2001       May 2005
                    50,000            -                -          50,000           US$7.25      Oct. 2001      Oct. 2005
                         -      100,000                -         100,000          US$4.875      Oct. 2003      Oct. 2007

Option Plans

         The Company has two employee share option plans, the Professional Staff Employee Share Plan (the "1992 Approved Option Plan") and the 1996 Professional Staff Company Share Option Plan (the "1996 Option Plan").

1992 Approved Option Plan

         All of the options under the 1992 Approved Option Plan were granted between March 6, 1992 and April 26, 1996. The 1992 Approved Option Plan is approved by the U.K. Inland Revenue.

         Options granted under the 1992 Approved Option Plan entitle participants to subscribe for Ordinary Shares at an exercise price which is not less than the market value of an Ordinary Share at the date of grant as determined by the Board and agreed with the U.K. Inland Revenue. Options are non-transferable, except in the case of death of a participant, in which case the personal representatives are entitled to exercise such option within 12 months of the participant's death. Options granted under the 1992 Approved Option Plan are normally exercisable between three and ten years after the date of grant. Options generally expire on the termination of employment of the participant other than by reason of injury, disability, pregnancy, retirement or the sale of the business or subsidiary for which the participant works. In those circumstances the participant may exercise all options generally within a 6 month period after the third anniversary of the date of grant. If the participant's employment terminates by reason of redundancy or resignation, options may be exercised in accordance with a vesting schedule as follows. Options lapse if the redundancy or resignation takes place within 12 months of the date of grant. Thereafter, 25% of the Ordinary Shares under option may be exercised if the redundancy or resignation occurs more than 12 but less than 13 months from the date of grant with an additional 3.125% becoming exercisable for each complete month of employment over 13 but less than 36 months from the date of grant. Exercise is allowed in the event of an amalgamation, re-construction or takeover of the Company; alternatively, options may, with the agreement of the acquiring company, be exchanged for options over shares in the acquiring company or a company associated with the acquiring company. In the event of any increase or variation in the issued ordinary share capital of the Company by way of re-capitalization or otherwise, the number of Ordinary Shares subject to any option and the price payable upon the exercise of any option may be adjusted by the Board provided that the adjustment is fair and reasonable and subject to the prior approval of the U.K. Inland Revenue.

1996 Option Plan

         The 1996 Option Plan comprises two parts, Part A, which has been approved by the U.K. Inland Revenue and Part B, which, not being eligible, will not be so approved.

         Other than as set out below, the terms of Part A of the 1996 Option Plan are in all material respects identical to those of the 1992 Approved Option Plan. The market value of an Ordinary Share at the date of grant will generally be the NASDAQ market value (as agreed with the U.K. Inland Revenue). Each individual's participation will be limited so that the aggregate market value (as at their relevant dates of grant) of Ordinary Shares under Part A of the 1996 Option Plan and under any other approved discretionary share plan established by the Company (including the 1992 Approved Option Plan), in any ten year period will not exceed (pound)30,000.

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

Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.     Major Shareholders

         The following table sets forth information regarding the beneficial ownership of shares as of June 30, 2001 by each person known by the Company to own beneficially more than 10% of the outstanding shares and by all directors as a group.

                                                                         Percent
                                                                            of
Title of Class         Identity of Person or Group      Amount Owned      Class
--------------         ---------------------------      ------------     -------

Ordinary Shares        Bruce R. Culver                     1,029,800       11.9%
Ordinary Shares        Benjamin P. Blackden                  876,500       10.1%
Ordinary Shares        Michael A. Ashcroft                 1,615,400       18.6%
Ordinary Shares        Board of Directors as a group       1,957,800       22.5%

         The only significant change in percentage ownership known to the Company during the past three years is the ownership of Michael A. Ashcroft.

         Major shareholders do not have any different voting rights.

         As far as known to the Company, the Company is not directly or indirectly owned or controlled by another corporation or by any government nor are there any arrangements which may result in a change of control of the Company.

7.B.     Related Party Transactions

         The Company has not entered into any related party transactions in the preceding three financial years.

7.C.     Interests of Experts and Counsel

         Not applicable.


Item 8.  FINANCIAL INFORMATION

8.A.     Consolidated Statements and Other Financial Information


         8.A.1    See Item 18.


         8.A.2    See Item 18.


         8.A.3    See Report of Independent Accountants, page F-1.


         8.A.4    We have complied with this requirement.


         8.A.5    Not applicable.


         8.A.6    See Item 18.

         8.A.7   The Company may from time to time be involved in routine
litigation incidental to the conduct of its business. There is no material pending litigation to which the Company is a party.

         8.A.8   Professional Staff has not paid dividends on its Ordinary
Shares since its incorporation in 1990. The Board of Directors does not currently anticipate paying dividends in the foreseeable future. Management expects that all available cash from operations will be used to meet the Company's projected capital and other expenditure requirements, including those related to its expansion plans.

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

8.B.     Significant Changes

         The Company's unaudited results for the first quarter of fiscal 2002 were filed on Form 6-K on July 24, 2001.

Item 9.  THE OFFER AND LISTING

9.A.     Offer and Listing Details

         The following table shows, for the calendar periods indicated, the reported highest and lowest middle market quotations for the Company's ADSs on the Nasdaq National Market, based on the highest and lowest sales prices of the ADSs.

                                                       High        Low
                                                         ($ per ADR)
Annual information for the past five years
2000................................................    8.18      4.00
1999................................................    8.75      5.00
1998................................................   19.50      6.38
1997................................................   18.25      8.25
1996 (from August 6, 1996)..........................   11.75      8.13

Quarterly information for the past two years
2001
Second Quarter......................................    5.45      4.15
First Quarter.......................................    6.06      4.13
2000
Fourth Quarter......................................    5.94      4.75
Third  Quarter......................................    8.18      4.06
Second Quarter......................................    5.13      4.00
First Quarter.......................................    6.50      4.25
1999
Fourth Quarter......................................    6.81      5.06
Third Quarter.......................................    6.88      5.00

Monthly information for most recent six months
June 2001...........................................    4.75      4.15
May 2001............................................    5.45      4.25
April 2001..........................................    4.75      4.50
March 2001..........................................    5.63      4.53
February 2001.......................................    6.00      5.44
January 2001........................................    6.06      5.50
December 2000.......................................    5.88      5.47

9.B.     Plan of Distribution

         Not applicable.

9.C.     Markets

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

9.D.     Selling Shareholders

         Not applicable.

9.E.     Dilution

         Not applicable.

9.F.     Expenses of the Issuer

         Not applicable.

Item 10. ADDITIONAL INFORMATION

10.A.    Share Capital

         The Company has one class of share capital, Ordinary Shares of 2 pence par value. Authorized capital is 24,000,000 Ordinary Shares. Shares have always been issued fully paid and no shares have been issued for non-cash consideration. No shares are held by, or on behalf of, the Company. Details of unissued capital in respect of the Company's share option plans are disclosed in the notes to the financial statements. The history of the Company's share capital over the past three years is as follows:

                                                                                                    Additional               Capital
                                                                     Ordinary       Ordinary           paid-in            redemption
                                                                       shares         shares           capital               reserve
                                                                      No.'000    (pound)'000       (pound)'000           (pound)'000
                                                                      -------    -----------       -----------           -----------
At April 1, 1998                                                       5,924           118             8,782                   1
Ordinary shares issued, net of issue costs of (pound)2,588,000         3,052            61            28,717                   -
Ordinary share options exercised                                         282             6               207                   -
Ordinary shares repurchased                                             (762)          (15)                -                  15
                                                                       -----           ---            ------                  --
At March 31, 1999                                                      8,496           170            37,706                  16
Ordinary share options exercised                                         126             2                93                   -
                                                                       -----           ---            ------                  --
At March 31, 2000                                                      8,622           172            37,799                  16
Ordinary share options exercised                                          56             1                61                   -
                                                                       -----           ---            ------                  --
At March 31, 2001                                                      8,678           173            37,860                  16
Ordinary share options exercised                                          15             -                21                   -
                                                                       -----           ---            ------                  --
At June 30, 2001                                                       8,693           173            37,881                  16
                                                                       =====           ===            ------                  ==

         In the first quarter of fiscal 1999, the Company completed a Secondary Offering of 3,052,000 shares at $17.25 per share. In the third quarter of fiscal 1999, the Company repurchased 762,000 shares at an average price of $8.64.

10.B.    Memorandum and Articles of Association

The principal terms of the Company's memorandum and articles of association are as follows:

1.       Professional Staff plc is a company registered in England Number
2459997.

2. A Director shall not vote on, or be counted in the quorum in relation to, any resolution of the Board or of a committee of the Board concerning any matter in which he has, to his knowledge, directly or indirectly, an interest (other than his interest in shares or debentures or other securities of the Company) or duty which is material and which conflicts with the interests of the Company and, if he shall do so, his vote shall not be counted. The Director in question shall not be entitled to vote on and shall not be counted towards a quorum in respect of a resolution to grant any option over shares in the Company to such Director; and the following provisions shall be construed accordingly. A Director shall be entitled to vote on and be counted in the quorum in respect of any resolution concerning any of the following matters:-

- the giving to him a of guarantee, security, or indemnity in respect of money lent to, or an obligation incurred by him at the request of, or, for the benefit of, the company or any of its subsidiaries;

- the giving by the company to a third party of a guarantee, security or indemnity in respect of an obligation of the company or any of its subsidiaries for which the Director has assumed responsibility in whole or part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

- subject as aforesaid, his subscribing or agreeing to subscribe for any shares, debentures or other securities of the company or any of its subsidiaries, or by virtue of his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any such shares, debentures or other securities by the Company or any of its subsidiaries, whether pursuant to an employee share option scheme or otherwise (provided that the granting of share options pursuant to an employee share option scheme or otherwise shall be dealt with and resolved by a remuneration committee to be established pursuant to article 109.2);

- any contract concerning the adoption, modification or operation of a superannuation fund, retirement, death or disability benefit scheme or personal pension scheme which relates both to Directors and employees of the company or of any of its subsidiaries and which either: has been approved by or is subject to and conditional upon approval by the Board of Inland Revenue for taxation purposes; or which does not accord to any Director as such any privilege or advantage not accorded to the employees to which such fund or scheme relates

- any contract for the benefit of employees of the Company or any of its subsidiaries under which he benefits in a similar manner as the employees and which does not accord to any Director as such any privilege or advantage not accorded to the employees to whom the contract relates; and any contract concerning any insurance which the Company is empowered to purchase and/or maintain for, or for the benefit of, any Directors of the Company or for persons who include Directors of the Company.

- any contract concerning any other company (including any subsidiary of the Company), not being a company in which the director owns 1% or more (as defined below), in which he is interested, directly or indirectly, and whether as an officer, shareholder, creditor or otherwise;

- A Director shall not vote on, or be counted in the quorum in relation to, any resolution concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with the Company or any company in which the Company is interested but, where proposals are under consideration concerning the appointment, or the settlement or variation of the terms or the termination of the appointment, of two or more Directors to offices or places of profit with the Company or any other company in which the Company is interested, a separate resolution may be put in relation to each Director and in that case each of the Directors concerned shall be entitled to vote on and be counted in the quorum in relation to each resolution which does not concern either (a) his own appointment or the settlement or variation of the terms or termination of his own appointment; or (b) the appointment of another Director to an office or place of profit with a company in which the Company is interested and in which the Director seeking to vote and be counted in the quorum is interested by virtue of a holding of 1% or more (as defined below).

         Each of the Directors shall be paid a fee for his services at a rate determined by the Board from time to time provided that the aggregate of such fees paid to all Directors (excluding any amounts payable under any other provision of these articles) shall not exceed (pound)200,000 per annum or such higher amount as the Company by ordinary resolution may determine from time to time and such fee shall be deemed to accrue from day to day. Any Director who at the request of the Directors performs special services or goes or resides abroad for any purposes of the Company shall

(unless the Company by ordinary resolution determines otherwise) receive such extra remuneration by way of salary, percentage of profits or otherwise as the Board may determine.

         The Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Statutes, to issue debentures and other securities, whether outright or as collateral security, for any debt, liability or obligation of the Company or of any third party.

         At every annual general meeting one third of the Directors who are subject to retirement by rotation or, if their number is not three or a multiple of three, the number nearest to but less than one-third shall retire from office; but, if there is only one Director who is subject to retirement by rotation, he shall retire.

         The office of a Director shall be vacated forthwith and automatically if he ceases to be a Director by virtue of any provision of the Statutes or he becomes prohibited by law from being a director; or he becomes bankrupt or makes any arrangement or composition with his creditors generally; or he is, or may be suffering from mental disorder and either he becomes of unsound mind or a patient for any purpose of any statute relating to mental health and the Directors resolve that his office is related; or he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983, or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1960, or an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs; or he resigns his office by notice delivered to the Office or tendered at a meeting of the Board; or he shall for more than six consecutive months have been absent without permission of the Directors from meetings of Directors held during that period (whether or not an alternate Director appointed by him attends) and the Directors resolve that his office be vacated; or his resignation is requested by all other Directors (provided such other Directors are not fewer than two in number) by notice delivered to the office or tendered at a meeting of the Directors.

         No shareholding qualification for Directors shall be required.

3. The authorised share capital of the company is (pound)480,000 divided into 24,000,000 Ordinary Shares of 2p each which shall constitute one class of shares and shall rank equally in all respects in accordance with the articles.

         Subject to the provisions of the Statutes and without prejudice to any rights attached to any existing shares, any share may be issued with such rights or subject to such restrictions as the Company may by ordinary resolution determine (or, in the absence of any such determination or in so far as any such ordinary resolution does not make specific provision, as the Board may determine).


4. The rights attached to any class of shares may (unless otherwise provided by the terms of issue of the shares of that class) be varied with the written consent of the holders of three-fourths in nominal value of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class and may be so varied or abrogated either whilst the Company is a going concern or during or in contemplation of a winding-up (but not otherwise). The provisions of the Statutes and of the articles relating to general meetings shall mutatis mutandis apply to any such separate meeting, except that:-

         (i) the necessary quorum shall be at least two persons holding or representing by proxy not less than one-third in nominal amount of the issued shares of that class or, at any adjourned meeting of holders of shares of that class at which such a quorum is not present, shall be any such holder who is present in person or by proxy whatever the number of shares held by him;

         (ii) any holder of shares of that class present in person or by proxy may demand polls; and

         (iii) every holder of shares of that class shall on a poll have one vote in respect of every share of that class held by him.

         There is a disapplication of pre-emptive provisions allowed for.

5. The board may call general meetings and, on the requisition of members pursuant to the provisions of the Statutes, shall forthwith proceed to convene an extraordinary general meeting for a date not later than four weeks after receipt of the requisition. If there are not within the United Kingdom sufficient Directors to call a general meeting, any Director or any member of the company may call a general meeting.

         An annual general meeting and any extraordinary general meeting called for the passing of a special resolution or a resolution of which special notice has been given to the Company shall be called by at least twenty-one clear days' notice. All other extraordinary general meetings shall be called by at least fourteen clear days' notice but a general meeting may be called by shorter notice if it is so agreed in the case of an annual general meeting, by all the members entitled to attend and vote thereat; and in the case of any other meeting by a majority in number of the members having a right to attend and vote being a majority together holding not less than ninety-five per cent, in nominal value of the shares giving that right.

         The notice shall specify the day, time and place of the meeting and the general nature of the business to be transacted and, in the case of an annual general meeting, shall specify the meeting as such. If any resolution is to be proposed as an extraordinary resolution or special resolution the notice must contain a statement to that effect. There must appear with reasonable prominence a statement that a member entitled to attend and vote is entitled to appoint a proxy or proxies to attend, and, on a poll, vote instead of him and that a proxy need not be a member of the Company.

6. The articles of the company or other constituent document of the company do not impose any limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities.

7.       None

8.       None

9.       None

10.      None


10.C.    Material Contracts

         The Company has not entered into any material contracts in the two years immediately preceding the date hereof other than in the ordinary course of business.

10.D.    Exchange Controls

         There are currently no U.K. foreign exchange control restrictions on the payment of dividends on Ordinary Shares or on the conduct of the Company's operations. There are currently no limitations on grounds of nationality imposed by English law or by the Company's Articles of Association on the rights of non-U.K. holders of Ordinary Shares to hold, own or vote such securities.

10.E.    Taxation

         The following discussion summarizes the material U.K. tax consequences and U.S. federal income tax consequences and of the acquisition, ownership and disposition of Ordinary Shares represented by ADSs evidenced by ADRs by a beneficial owner of ADSs that is (i) a citizen or individual resident of the United States, (ii) a corporation organized under the laws of the United States or any state thereof or the District of Columbia or (iii) otherwise subject to U.S. federal income tax on a net income basis in respect of the Ordinary Shares or ADSs (a "U.S. Holder"). This summary applies only to U.S. Holders who will hold ADSs as capital assets. This summary is based (i) upon current U.K. tax law and U.S. law, and U.K. Inland Revenue and U.S. Internal Revenue Service practice, (ii) upon the United Kingdom-United States Income Tax Convention as in effect on the date of this Annual Report (the "Treaty") and the United Kingdom-United States Convention relating to estate and gift taxes as in effect on the date of this Annual Report (the "Estate Tax Treaty"), and (iii) in part upon representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement and any related agreement will be performed in accordance with their respective terms.

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

         The UK Government announced changes to the taxation of dividends which affect the position of shareholders in respect of dividends paid on or after April 6, 1999. With effect from this date, UK companies are not required to account for advance corporation tax when a dividend is paid. The rate of tax credits is halved to 10 per cent and tax credits are no longer payable to shareholders with no tax liability. Individual UK resident shareholders whose income is within the lower or basic rate tax bands are liable to tax at 10 per cent and the tax credit will satisfy their tax liability. Individual UK resident shareholders whose income is subject to income tax at the higher rate are liable to tax at 32.5 per cent.

         Under the Treaty, a US investor is entitled to receive from the U.K. Inland Revenue, in addition to any dividend, the tax credit, subject to a UK withholding tax equal to 15 per cent of the gross dividend. However, because the 15% UK withholding tax currently exceeds the tax credit amount (which is equal to one-ninth of the dividend), a US investor will not receive any treaty payment from the U.K. Inland Revenue.

         Under the terms of the Treaty, US resident individuals and corporations controlling less than 10% of the voting stock of the Company are technically entitled to a refund from the U.K. Inland Revenue calculated by reference to the amount of the tax credit available to a UK individual. However, the reduction in the value of the tax credit on dividends paid to UK individuals to one-ninth of the dividend from 6 April 1999 means that no refunds will be made to US stockholders holding less than 10% of the Company's voting stock.

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

         Subject to certain complex limitations and only to the extent of the related tax credit amount, the 15% U.K. withholding tax will be treated for U.S. tax purposes as a foreign tax that may be claimed as a foreign tax credit against the U.S. federal income tax liability of the U.S. Holder. Dividends distributed by the Company will generally be categorized as "passive income" or, in the case of certain holders, as "financial services income," for purposes of computing allowable foreign tax credits for U.S. tax purposes. The rules relating to the determination of the foreign tax credit are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available. In lieu of claiming a credit, a U.S. Holder that does not claim any foreign tax credits may claim a deduction of foreign taxes paid in the taxable year. A deduction does not reduce U.S. tax on a dollar for dollar basis like a tax credit. The deduction, however, is not subject to the limitations described above.

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

United States Information Reporting and Backup Withholding

         Dividend payments with respect to ADSs and proceeds from the sale, exchange or redemption of ADSs may be subject to information reporting to the IRS and possible U.S. backup withholding at rates of up to 31%. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. Persons required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification) in the case of U.S. persons and on IRS Form W-8 BEN (Certificate of Foreign Status of Beneficial Owner) in the case of non-U.S. persons. Finalized Treasury regulations, which are applicable to payments made after December 31, 2000, have generally expanded the circumstances under which information reporting and backup withholding may apply unless the holder provides the information described above.

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

10.F.    Dividends and paying agents

         Not applicable.

10.G.    Statement by experts

         Not applicable.

10.H.    Documents on display

         The documents referred to in this report can be read at the U.S. Securities and Exchange Commission's public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at their regional offices located at 7 World Trade Center, 13th Floor, New York, New York, 10048 and at the Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511.

10.I.    Subsidiary Information

         Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The Company is exposed to certain market risks arising from transactions in the normal course of business, principally risks associated with interest rate and foreign currency fluctuations. The Company is exposed to interest rate risk from on its short term debt and to foreign currency risk from the translation of foreign operations into Sterling and on foreign currency working capital. The Company's interest rate and currency profile of financial liabilities and assets was as follows:

                                                  31 March              31 March
                                                      2001                  2000
Floating rate financial liabilities            (pound)'000           (pound)'000
  Currency
    Sterling                                         1,092                    -
    US$                                              5,257                1,249
    Euro                                             4,001                1,608
                                               -----------            ---------
                                                    10,350                2,857
    less offsetable Sterling financial assets            -               (2,543)
                                               -----------            ---------
Gross financial liabilities                         10,350                  314
                                               ===========            =========

Interest on floating rate liabilities is based on the relevant national bank base rate. Interest rate risks on these liabilities are not hedged.

                                                  31 March              31 March
                                                      2001                  2000
Non-interest bearing financial assets          (pound)'000           (pound)'000
  Currency
    Sterling                                             -                3,181
    US$                                              1,227                  372
    Euro                                               443                   28
                                               -----------            ---------
                                                     1,670                3,581
    less offsetable US$ and Euro financial
    liabilities                                          -               (2,543)
                                               -----------            ---------
Gross financial assets                               1,670                1,038
                                               ===========            =========


Financial assets comprise cash at bank and in hand. Non-interest bearing assets are fully liquid and have no maturity period.


Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.


                                     PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.


Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

                                    PART III

Item 15. [RESERVED]


Item 16. [RESERVED]


                                     PART IV

Item 17. FINANCIAL STATEMENTS

Not applicable.


Item 18. FINANCIAL STATEMENTS

         The following financial statements together with the report of Deloitte & Touche thereon are filed as part of this Annual Report:

                                                                            Page
                                                                            ----
         Report of Independent Auditors ..................................   F1
         Consolidated Statements of Income and Comprehensive Income ......   F2
         Consolidated Balance Sheets .....................................   F3
         Consolidated Statements of Shareholders' Equity .................   F5
         Consolidated Statements of Cash Flows ...........................   F6
         Notes to the Financial Statements................................   F8


Item 19. EXHIBITS

    1. Memorandum and articles of association (incorporated by reference from the Company's registration statement on Form F-1, File No. 333-05222, as filed with the Securities and Exchange Commission on July 5, 1996).

    2. Deposit Agreement (incorporated by reference from the Company's registration statement on Form F-6, File No. 333-5220, as filed with the Securities and Exchange Commission on July 5, 1996).

    3.   Not applicable.

    4.   Not applicable.

    5.   Not applicable.

    6.   See notes to the consolidated financial statements.

    7.   Not applicable.

    8.   See Item 4.C.

    9.   Not applicable.

    10.  None.

                                   SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities and Exchange Act 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.




                                      PROFESSIONAL STAFF PLC



                                      By:
                                         ---------------------------------------
                                         Kevin Worrall
                                         Group Finance Director


Date:  July 31, 2001

PROFESSIONAL STAFF PLC


Consolidated Financial Statements for the

years ended March 31, 2001 and 2000 and

Independent Auditors' Report

                                                          PROFESSIONAL STAFF PLC





CONTENTS                                                                   Page


Report of independent auditors..............................................F1
Consolidated statements of income and comprehensive income..................F2
Consolidated balance sheets.................................................F3
Consolidated statements of shareholders' equity.............................F5
Consolidated statements of cash flows.......................................F6
Notes to consolidated financial statements..................................F8

REPORT OF INDEPENDENT AUDITORS



The Board of Directors and Shareholders of
Professional Staff plc
Slough, England



                  We have audited the accompanying consolidated balance sheets of Professional Staff plc and subsidiaries (the "Company") as of March 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

                  We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                  In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2001 and 2000, and the results of its operations and cash flows for each of the three years in the period ended March 31, 2001 in conformity with accounting principles generally accepted in the United States of America.






DELOITTE & TOUCHE

Chartered Accountants
Bracknell
England

June 22, 2001


                                      F1

                                                          PROFESSIONAL STAFF PLC


CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
Years ended March 31, 2001, 2000 and 1999

                                                      Note          2001            2000             1999
                                                             (pound)'000     (pound)'000      (pound)'000
Revenue                                                          146,656         120,410           95,359

Direct cost of revenue                                           111,686          91,766           74,210
                                                             -----------     -----------      -----------
Gross profit                                                      34,970          28,644           21,149

Selling, general and administrative expenses           9          31,285          22,533           16,076

Amortization of goodwill                                           1,145           1,008              375
                                                             -----------     -----------      -----------
Income from continuing operations before other
    income (expense) and income taxes
                                                                   2,540           5,103            4,698

Other income (expense)
    Interest and other income                                        446              35            1,521
    Interest and other expense                         9          (1,122)           (684)             (86)
                                                             -----------     -----------      -----------
Income from continuing operations before
    income taxes
                                                                   1,864           4,454            6,133

Income taxes                                           6           1,115           1,561            2,084
                                                             -----------     -----------      -----------

Income from continuing operations                                    749           2,893            4,049
                                                             -----------     -----------      -----------

Net income                                                           749           2,893            4,049
                                                             ===========     ===========      ===========

Earnings Per Share Data                                3

Basic earnings per share                                     (pound)0.09     (pound)0.34      (pound)0.45
No. of shares used in computation                                  8,672           8,577            8,929
                                                             ===========     ===========      ===========
Diluted earnings per share:                                  (pound)0.08     (pound)0.33      (pound)0.43
No. of shares used in computation                                  8,911           8,842            9,381
                                                             ===========     ===========      ===========

COMPREHENSIVE INCOME, net of tax                             (pound)'000     (pound)'000      (pound)'000

    Net income                                                       749           2,893            4,049
    Foreign currency translation adjustment                          374             (16)            --
                                                             -----------     -----------      -----------
    Comprehensive income                                           1,123           2,877            4,049
                                                             ===========     ===========      ===========

See notes to consolidated financial statements.

                                      F2

                                                          PROFESSIONAL STAFF PLC


CONSOLIDATED BALANCE SHEETS
March 31, 2001 and 2000

                                                  Note        2001          2000
                                                       (pound)'000   (pound)'000

ASSETS

Current assets
    Cash and cash equivalents                                1,670         1,038
    Accounts receivable (net of allowance
    for doubtful debts of (pound)1,664,000
    in 2001 and (pound)846,000 in 2000)                     23,492        22,501
    Unbilled accounts receivable                             8,633         1,168
    Prepaid expenses                                           934           499
    Other receivables                                        1,991         2,446
    Deferred income taxes                                      250             -
                                                            ------        ------
Total current assets                                        36,970        27,652

Property and equipment, net                         4        4,543         4,106
Goodwill (net of accumulated amortization
    of (pound)2,721,000 in 2001
    and (pound)1,576,000 in 2000)                           33,461        30,664
Other assets                                                     3             3
                                                            ------        ------
TOTAL ASSETS                                                74,977        62,425
                                                            ======        ======

See notes to consolidated financial statements.

                                      F3

                                                          PROFESSIONAL STAFF PLC


CONSOLIDATED BALANCE SHEETS
March 31, 2001 and 2000

                                                                  Note             2001          2000
                                                                            (pound)'000   (pound)'000

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
    Short term debt (bank credit facilities)                                     10,350           314
    Accounts payable                                                              2,807         3,920
    Accrued liabilities                                                           8,272         2,462
    Income tax payable                                                              105           897
    Other taxes and social security payable                                       2,457         1,842
    Current portion of capital lease obligations                                      -            41
    Other liabilities                                                               539           900
                                                                                 ------        ------
Total current liabilities                                                        24,530        10,376

Long term liabilities
    Capital lease obligations                                                         -            68
    Deferred income taxes                                                           160             -
                                                                                 ------        ------
TOTAL LIABILITIES                                                                24,690        10,444
                                                                                 ------        ------

Commitments and contingencies                                        2              100         2,979
                                                                                 ------        ------

Shareholders' equity
    Ordinary shares, 2p par value:
    Authorised shares - 24,000,000 in 2001 and 2000
    Issued shares - 8,678,131 in 2001 and 8,622,837 in 2000                         173           172
    Additional paid-in capital                                                   37,860        37,799
    Capital redemption reserve                                                       16            16
    Accumulated other comprehensive income                                          358           (16)
    Retained earnings                                                            11,780        11,031
                                                                                 ------        ------
Total shareholders' equity                                                       50,187        49,002
                                                                                 ------        ------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                       74,977        62,425
                                                                                 ======        ======

See notes to consolidated financial statements.

                                      F4

                                                          PROFESSIONAL STAFF PLC


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                        Additional     Capital  Cumulative
                                                  Ordinary    Ordinary     paid-in  Redemption translation    Retained
                                                    shares      shares     capital     Reserve  adjustment    earnings       Total
                                                   No.'000 (pound)'000 (pound)'000 (pound)'000 (pound)'000 (pound)'000 (pound)'000

BALANCE AT APRIL 1, 1998                             5,924         118       8,782           1          --       8,099      17,000
Ordinary shares issued, net of issue
  costs of (pound)2,588,000
                                                     3,052          61      28,717          --          --          --      28,778
Ordinary share options exercised                       282           6         207          --          --          --         213
Ordinary shares repurchased                           (762)        (15)         --          15          --      (3,987)     (3,987)
Net income                                              --          --          --          --          --       4,049       4,049
                                                   -------     -------     -------     -------     -------     -------     -------
BALANCE AT MARCH 31, 1999                            8,496         170      37,706          16          --       8,161      46,053
Ordinary share options exercised                       126           2          93          --          --          --          95
Ordinary shares repurchased                             --          --          --          --          --         (23)        (23)
Foreign currency translation adjustment                 --          --          --          --         (16)         --         (16)
Net income                                              --          --          --          --          --       2,893       2,893
                                                   -------     -------     -------     -------     -------     -------     -------
BALANCE AT MARCH 31, 2000                            8,622         172      37,799          16         (16)     11,031      49,002
Ordinary share options exercised                        56           1          61          --          --          --          62
Foreign currency translation adjustment                 --          --          --          --         374          --         374
Net income                                              --          --          --          --          --         749         749
                                                   -------     -------     -------     -------     -------     -------     -------
BALANCE AT MARCH 31, 2001                            8,678         173      37,860          16         358      11,780      50,187
                                                   =======     =======     =======     =======     =======     =======     =======

See notes to consolidated financial statements.

                                      F5

                                                          PROFESSIONAL STAFF PLC


CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended March 31, 2001, 2000 and 1999

                                                                                2001             2000             1999
                                                                         (pound)'000      (pound)'000      (pound)'000

CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                       749            2,893            4,049
Adjustments to reconcile net income to net cash (used in)
    provided by operating activities:
Depreciation and amortization                                                  2,685            2,281            1,476
Profit on disposal of property and equipment                                      13              (40)             (40)
Changes in assets and liabilities, net of effects of acquisitions
    Accounts receivable                                                         (991)           2,617           (6,080)
    Unbilled accounts receivable                                              (7,465)             986             (812)
    Prepaid expenses                                                            (435)              38              (44)
    Other receivables                                                            455           (1,263)            (970)
    Accounts payable                                                          (1,113)           1,281           (1,659)
    Accrued liabilities                                                        5,657           (2,624)           1,771
    Deferred income tax asset                                                    (91)              --               --
    Income taxes payable                                                        (792)          (1,360)             460
    Other taxes and social security payable                                      615             (161)             308
    Other liabilities                                                           (361)            (228)            (290)
                                                                             -------          -------          -------
Net cash (used in) provided by operating activities                           (1,074)           4,420           (1,831)
                                                                             -------          -------          -------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment                                            (2,397)          (2,203)          (1,419)
Proceeds from sale of property and equipment                                     446              233              170
Acquisition of businesses, net of cash acquired                               (6,382)          (3,781)         (20,789)
                                                                             -------          -------          -------
Net cash (used in) investing activities                                       (8,333)          (5,751)         (22,038)
                                                                             -------          -------          -------

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in bank credit facilities                                        10,036              314               --
Ordinary share options exercised                                                  62               95              213
Ordinary share issuance                                                           --               --           28,778
Repurchase of ordinary shares                                                     --              (23)          (3,987)
Payments under capital lease obligations                                        (109)             (55)            (143)
                                                                             -------          -------          -------
Net cash provided by financing activities                                      9,989              331           24,861
                                                                             -------          -------          -------

Effect of exchange differences on cash                                            50                6               --


NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                             632             (994)             992
                                                                             -------          -------          -------

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                   1,038            2,032            1,040
                                                                             -------          -------          -------
CASH AND CASH EQUIVALENTS, END OF YEAR                                         1,670            1,038            2,032
                                                                             =======          =======          =======

See notes to consolidated financial statements.

                                      F6

                                                          PROFESSIONAL STAFF PLC


CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended March 31, 2001, 2000 and 1999

                                                                                2001             2000             1999
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION                         (pound)'000      (pound)'000      (pound)'000

Interest paid                                                                    388              114               86
                                                                             =======          =======          =======
Income taxes paid                                                              1,998            2,921            1,624
                                                                             =======          =======          =======

                                      F7

                                                          PROFESSIONAL STAFF PLC

NOTES TO THE FINANCIAL STATEMENTS
Years ended March 31, 2001, 2000 and 1999

1. BASIS FOR PRESENTATION OF THE FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

         Nature of business

         Professional Staff plc and its subsidiaries (the `Company') primarily operate in the communications technology, science and interim management sectors of the temporary staffing and recruitment industries in the United Kingdom, United States of America and Continental Europe.

         Basis for consolidation

         The consolidated financial statements include the financial statements of Professional Staff plc and all of its subsidiaries. Professional Staff plc and its major subsidiaries are incorporated in Great Britain except for The Woolf Group, Inc. and S.Com, Inc. which are incorporated in the United States of America, S.Com Computer Systems Engineers GmbH and Euromedica Executive Search GmbH which are incorporated in Germany and Euromedica SARL which is incorporated in France. All significant intercompany transactions, profits and balances have been eliminated in consolidation.

         Use of estimates

         The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

         Reclassification

         Certain prior year amounts have been reclassified to conform with the 2001 presentation.

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

                                      F8

                                                          PROFESSIONAL STAFF PLC

NOTES TO THE FINANCIAL STATEMENTS
Years ended March 31, 2001, 2000 and 1999

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

         Pension costs

         The Company contributes to certain employee's personal money purchase pension plans. These contributions are charged to the income statement as they are payable.

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

         Share options granted to employees

         The Company accounts for all share-based compensation plans under the intrinsic value method prescribed by APB Opinion No.25, "Accounting for Stock Issued to Employees". Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds are credited to equity. The proforma impact on earnings per share has been disclosed as required by SFAS No. 123.

                                       F9

                                                          PROFESSIONAL STAFF PLC

NOTES TO THE FINANCIAL STATEMENTS
Years ended March 31, 2001, 2000 and 1999

1. BASIS FOR PRESENTATION OF THE FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES (continued)

         Foreign exchange

         The Company's reporting and main functional currency is pounds sterling. Transactions of the Company denominated in foreign currencies are translated into functional currencies at the rates of exchange ruling at the date of transactions. Monetary assets and liabilities in foreign currencies at the balance sheet date are translated into functional currencies at the rates of exchange ruling at that date. Any differences are dealt with in the income statement.

         The balance sheets of foreign subsidiaries are translated into sterling at the closing rates of exchange and the income statement at an average rate. The differences arising from the translation are charged directly to accumulated other comprehensive income.

         Leases

         Assets held under finance leases are capitalized at their fair value on the inception of the lease and depreciated over their estimated useful lives. Finance charges are allocated over the period of the lease in proportion to the capital amount outstanding. Rentals under operating leases are charged to the income statement in equal annual amounts over the lease term.

         New Accounting Pronouncements

         The effective date for the Company of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, "An Amendment of FASB Statement No. 133", is April 1, 2001. SFAS No. 133 and 138 will require the Company to recognize all derivatives on the balance sheet at fair value. As of the effective date, SFAS 133 and amendments will not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

         On June 29, 2001, the FASB approved its proposed Statements of Financial Accounting Standards No. 141 (FAS 141), Business Combinations, and No. 142 (FAS 142), Goodwill and Other Intangible Assets. FAS 141 requires that all business combinations subsequent to June 30, 2001 be accounted for under the purchase method of accounting. FAS 142 requires the cessation of goodwill amortization and the periodic evaluation of the carrying value of goodwill. The provisions of FAS 142 will be effective on the Company on April 1, 2002.

2.       ACQUISITIONS AND DISPOSALS

         In September 2000, the company acquired the Resource Management Division of Marconi Software Solutions Limited. The acquisition was accounted for by the purchase method and, accordingly, the purchase price (including transaction costs) was allocated among the identifiable tangible assets acquired and liabilities assumed based on their respective fair market values. The excess of purchase price over these estimated fair values of the net assets acquired was (pound)289,000 and was recorded as goodwill which is being amortized using the straight line method over 30 years. The results of acquired operations have been included in the consolidated income statement from the date of acquisition.

         Acquisitions in fiscal 2000

         In January 2000, the Company acquired the entire issued share capital of Euromedica SARL, an executive search consultancy to the pharmaceutical and healthcare industries in France. Initial purchase price was (pound)250,000 with further cash consideration payable consideration contingent upon subsequent profitability.

                                      F10

                                                          PROFESSIONAL STAFF PLC

NOTES TO THE FINANCIAL STATEMENTS
Years ended March 31, 2001, 2000 and 1999

2.       ACQUISITIONS AND DISPOSALS (continued)

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

         Acquisitions in fiscal 1999

         On July 17, 1998 the Company acquired the entire issued share capital of EPL Overseas Limited, a UK based provider of skilled contract personnel to the European telecommunications industry. The initial purchase price was (pound)1,650,000 in cash with further cash consideration contingent upon subsequent profitability.

         On October 1, 1998 the Company acquired the entire issued share capital of Praxis Executive Taskforce Limited, a UK based provider of interim executives and managers to industry and commerce. The initial purchase price was (pound)2,525,000 in cash with further cash consideration contingent upon subsequent profitability.

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

         On March 31, 1999 the Company purchased the entire issued share capital of The Woolf Group, Inc. ("Woolf"), a US based provider of clinical trials staffing services to pharmaceutical companies and contract research organisations. The initial purchase price was (pound)9,560,000 with further cash consideration contingent upon subsequent profitability.

         All acquisitions were accounted for by the purchase method and, accordingly, the purchase price (including transaction costs) was allocated among the identifiable tangible assets acquired and liabilities assumed based on their respective fair market values. The fair values allocated were approximately (pound)6,409,000 for the assets acquired and approximately (pound)4,084,000 for the liabilities assumed. The excess of purchase price over these estimated fair values of the net assets acquired was approximately (pound)14,551,000 and was recorded as goodwill which is being amortised using the straight line method over 30 years. The results of acquired operations have been included in the consolidated income statement from the respective dates of acquisition.

         Contingent Consideration

         The group has contingent commitments to pay additional consideration in respect of acquisitions completed in 2001 and prior years. These commitments are summarised below.

         Resource Management

         Further cash consideration may become payable in the year ended March 31, 2002 based on the gross profit earned by Resource Management for the twelve months from the date of acquisition.

         The Woolf Group, Inc.

         Further cash consideration may become payable in May 2002 dependent upon improvements to operating income for the year ended March 31, 2002.

                                      F11

                                                          PROFESSIONAL STAFF PLC

NOTES TO THE FINANCIAL STATEMENTS
Years ended March 31, 2001, 2000 and 1999

2.       ACQUISITIONS AND DISPOSALS (continued)

         Recognition of contingent consideration

         Contingent consideration is recognized when the outcome of the contingency is beyond reasonable doubt. Accordingly, contingent consideration of (pound)100,000 has been recognized as at March 31, 2001 (2000 - (pound)2.979m). Where the outcome of the contingency is not beyond reasonable doubt, for example due to the uncertainty as to future performance, no liability has been recognized.

         Disposals

         With effect from June 1, 2000, the company divested its Executives on Assignment interim management operations in the Republic of Ireland and Northern Ireland. The loss on disposal was (pound)6,000 and there was no attributable goodwill. The disposal had no cash effect.

         After the year end, on April 4, 2001, the company divested its Executive Selection Associates subsidiary, a company involved in recruitment in the construction and civil engineering sectors.

3.       EARNINGS PER SHARE

         The following table summarizes the computations of share amounts used in the computation of earnings per share presented in the accompanying income statements.

                                                                      2001          2000         1999
                                                                      '000          '000         '000
         Basic earnings per share:
         Weighted average number of ordinary shares
           outstanding during the period                             8,672         8,577        8,929
                                                               ===========   ===========  ===========
         Diluted earnings per share:
         Weighted average number of ordinary shares
           outstanding during the period                             8,672         8,577        8,929
         Dilutive effect of options                                    239           265          452
                                                               -----------   -----------  -----------
         Total fully diluted securities considered
           outstanding during the year                               8,911         8,842        9,381
                                                               ===========   ===========  ===========

                                                               (pound)'000   (pound)'000  (pound)'000

         Net income                                                    749         2,893        4,049
                                                               ===========   ===========  ===========
         Basic earnings per share                              (pound)0.09   (pound)0.34  (pound)0.45
                                                               ===========   ===========  ===========
         Diluted earnings per share                            (pound)0.08   (pound)0.33  (pound)0.43
                                                               ===========   ===========  ===========

         Options to purchase 989,000 shares at exercise prices ranging from $5.937 to $16.875 were outstanding at March 31, 2001, but have not been included in the calculation of diluted earnings per share because the exercise prices were greater than the average market price of the ordinary shares.

                                      F12

                                                          PROFESSIONAL STAFF PLC

NOTES TO THE FINANCIAL STATEMENTS
Years ended March 31, 2001, 2000 and 1999

4.       PROPERTY AND EQUIPMENT

                                                         2001            2000
                                                  (pound)'000     (pound)'000

         Freehold land and buildings                    1,018           1,018
         Motor vehicles                                 1,369           1,986
         Fixtures, fittings and equipment               5,795           4,326
                                                       ------          ------
                                                        8,181           7,330
         Less: accumulated depreciation                (3,639)         (3,224)
                                                       ------          ------

         Property and equipment, net of accumulated
            depreciation                                4,543           4,106
                                                       ======          ======

         Property and equipment includes the following amounts for leases that have been capitalised.

                                                         2001            2000
                                                  (pound)'000     (pound)'000

         Motor vehicles                                     -             202
         Less: accumulated depreciation                     -            (104)
                                                       ------          ------
                                                            -              98
                                                       ======          ======

         Depreciation of leased assets is included in depreciation and amortization expense. All finance leases were fully repaid during the year.

5.       SHARE OPTION PLAN

         The Company operates two share option plans for the benefit of directors and employees, an approved plan and an unapproved plan. Share options granted allow for the purchase of ordinary shares at prices not less than the fair market value of the ordinary shares at the date of grant. The options vest over 3 years and are generally exercisable for 4 to 7 years after vesting.

         The following table summarizes the option activity under the share option plans.

                                                             2001           2000           1999
                                                              No.            No.            No.

         Options outstanding at 1 April                  1,508,109      1,426,855      1,308,541
         Options granted                                   720,000        629,000        632,000
         Options exercised                                 (55,924)      (126,484)      (281,732)
         Options cancelled                                (201,004)      (421,262)      (231,954)
                                                        ----------     ----------     ----------
         Options outstanding at 31 March                 1,971,811      1,508,109      1,426,855
                                                        ==========     ==========     ==========

         Weighted-average exercise price per share:
         Options granted                                 $    4.99      $    6.73      $   12.88
         Options exercised                               $    1.68      $    1.33      $    1.30
         Options cancelled                               $   10.35      $   10.45      $   11.27
                                                        ==========     ==========     ==========
         Weighted-average exercise price per share
           of options outstanding at end of the year     $    6.45      $    7.54      $    8.21
                                                        ==========     ==========     ==========

                                      F13

                                                          PROFESSIONAL STAFF PLC

NOTES TO THE FINANCIAL STATEMENTS
Years ended March 31, 2001, 2000 and 1999

5.       SHARE OPTION PLAN (continued)

         Details of share options granted but not exercised at March 31, 2001 are as follows:

         Date of grant                   Number of options      Exercise price                       Exercise period
         April 1994                                 85,000         (pound)0.25               April 1997 - April 2004
         April 1995                                 45,000         (pound)0.80               April 1998 - April 2003
         October 1995                               75,000         (pound)1.25           October 1998 - October 2005
         February 1996                              30,000         (pound)1.40         February 1999 - February 2003
         March 1996                                 42,500         (pound)1.40               March 1999 - March 2006
         April 1996                                 65,000         (pound)1.40               April 1999 - April 2006
         April 1997                                 17,097            US$8.750               April 2000 - April 2007
         May 1997                                   81,250            US$9.375                   May 2000 - May 2007
         July 1997                                  35,833           US$11.500                 July 2000 - July 2007
         May 1998                                  146,907           US$16.875                   May 2001 - May 2008
         June 1998                                  15,000           US$13.500                 June 2001 - June 2008
         July 1998                                  37,500           US$13.125                 July 2001 - July 2008
         July 1998                                  12,500           US$15.125                 July 2001 - July 2008
         October 1998                               49,112            US$9.750           October 2001 - October 2008
         October 1998                               90,000            US$7.250           October 2001 - October 2008
         April 1999                                103,921            US$7.370               April 2002 - April 2009
         May 1999                                  214,422            US$6.625                   May 2002 - May 2009
         June 1999                                   6,269            US$6.313                 June 2002 - June 2009
         July 1999                                  97,000            US$6.500                 July 2002 - July 2009
         August 1999                                15,000            US$6.125             August 2002 - August 2009
         October 1999                                2,500            US$6.500           October 2002 - October 2009
         January 2000                               10,000            US$6.063           January 2003 - January 2010
         May 2000                                    5,000            US$4.625                   May 2003 - May 2010
         October 2000                              626,000            US$4.875           October 2003 - October 2010
         November 2000                               9,000            US$5.030         November 2003 - November 2010
         November 2000                              55,000            US$5.937         November 2003 - November 2010

                                                                                       2001        2000        1999
                                                                                        No.         No.         No.

         Total number of options exercisable at the end of the year                 476,680     385,000     436,485
                                                                                    =======     =======     =======

         Weighted average contractual life of options granted but
           not exercised (months)                                                        92          91          94
                                                                                    =======     =======     =======

                                      F14

                                                          PROFESSIONAL STAFF PLC

NOTES TO THE FINANCIAL STATEMENTS
Years ended March 31, 2001, 2000 and 1999

5.       SHARE OPTION PLAN (continued)

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

         The fair value of options granted was estimated assuming no dividends and using the following weighted average assumptions:

                                                                   2001           2000          1999

         Risk-free interest rate                                    4.5%           4.8%          4.7%
         Expected term                                           3 years        3 years       3 years
         Volatility                                                40%            40%           30%
         Weighted-average fair value per share for options
           granted during the year
                                                                   $1.60          $2.18         $3.38
                                                                 =======        =======       =======

         Proforma Disclosure

         Had compensation cost for the Company's plans been recorded the Company's net income and earnings per share would have been as indicated below:

                                                                           2001           2000          1999
                                                                    (pound)'000    (pound)'000   (pound)'000

         Net income                                 as reported             749          2,893         4,049
                                                    pro forma               574          2,638         3,733
                                                                    ===========    ===========   ===========
         Basic earnings per share                   as reported     (pound)0.09    (pound)0.34   (pound)0.45
                                                    pro forma       (pound)0.07    (pound)0.31   (pound)0.42
                                                                    ===========    ===========   ===========
         Diluted earning per share                  as reported     (pound)0.08    (pound)0.33   (pound)0.43
                                                    pro forma       (pound)0.06    (pound)0.30   (pound)0.40
                                                                    ===========    ===========   ===========

                                      F15

                                                          PROFESSIONAL STAFF PLC

NOTES TO THE FINANCIAL STATEMENTS
Years ended March 31, 2001, 2000 and 1999

6.       INCOME TAXES

         The components of income from continuing operations before income taxes were:

                                                                    2001           2000           1999
                                                             (pound)'000    (pound)'000    (pound)'000

         United Kingdom                                            1,732          4,267          6,438
         Outside United Kingdom                                      132            187           (305)
                                                                   -----          -----          -----
                                                                   1,864          4,454          6,133
                                                                   =====          =====          =====

         The components of income tax expense charged to operations were:

                                                                    2001           2000           1999
                                                             (pound)'000    (pound)'000    (pound)'000
         Current:
         - United Kingdom                                            872          1,507          2,084
         - Outside United Kingdom                                    333             54              -
         Deferred:
         - United Kingdom                                              -              -              -
         - Outside United Kingdom                                    (90)             -              -
                                                                   -----          -----          -----
                                                                   1,115          1,561          2,084
                                                                   =====          =====          =====

         The Company's provision for United Kingdom income taxes resulted in effective tax rates that varied from the United Kingdom statutory income tax rate as follows:

                                                                     2001            2000             1999
                                                              (pound)'000     (pound)'000      (pound)'000
         Expected income tax provision at 30% / 30% / 31%             559          1,337             1,901
         Difference in tax rate in respect of overseas' taxes         214             48                 -
         Amortization of goodwill not tax deductible                  245            217               116
         Expenses not deductible for tax purposes                     147             51                67
         Prior year adjustments                                       (50)           (92)                -
                                                                    -----          -----             -----
         Actual income tax provision                                1,115          1,561             2,084
                                                                    =====          =====             =====
         Effective tax rate                                         59.8%          35.0%             34.0%
                                                                    =====          =====             =====

                                      F16

                                                          PROFESSIONAL STAFF PLC

NOTES TO THE FINANCIAL STATEMENTS
Years ended March 31, 2001, 2000 and 1999

6.       INCOME TAXES (continued)

         The components of deferred income tax assets (liabilities) are as follows:

                                                              2001         2000
                                                       (pound)'000  (pound)'000
         Current:
            Interest expense                                   192            -
            Other                                               58            -
                                                           -------       ------
                                                               250            -
         Non-current:
            Depreciation and amortisation                     (160)           -
                                                           -------       ------
                                                                90            -
         Net operating loss carry forwards                     155           58
         Valuation allowance                                  (155)         (58)
                                                           -------       ------
         Total deferred income tax asset                        90            -
                                                           =======       ======

         A valuation allowance is provided against net operating loss carry forwards which are not likely to be realised.

7.       SALES AND GEOGRAPHIC INFORMATION

         Throughout the period the Company's revenue and income before interest and income taxes derived primarily from the provision of temporary staffing and recruitment services.

         Domestic and export revenues for the three years ended March 31, 2001 were as follows:

                                                2001          2000         1999
                                         (pound)'000   (pound)'000  (pound)'000

         United Kingdom                       74,138        63,101       61,671
         Continental Europe                   33,692        29,384       28,045
         North America                        31,175        24,252        3,574
         South America                         2,512           810            -
         Australasia                             998             -            -
         Rest of World                         4,141         2,863        2,069
                                             -------       -------       ------
                                             146,656       120,410       95,359
                                             =======       =======       ======

         Location of net property               2001          2000         1999
         and equipment                   (pound)'000   (pound)'000  (pound)'000

         United Kingdom                        3,797         3,641        3,083
         Europe                                  263           168           51
         United States                           483           297          192
                                             -------       -------       ------
                                               4,543         4,106        3,326
                                             =======       =======       ======

                                      F17

                                                          PROFESSIONAL STAFF PLC

NOTES TO THE FINANCIAL STATEMENTS
Years ended March 31, 2001, 2000 and 1999

7.       SALES AND GEOGRAPHIC INFORMATION (continued)

         The Company did not receive more than 10% of consolidated revenue from any one customer in the three years ended March 31, 2001, 2000 and 1999. In the year ended March 31, 2001, billings to two communications technology customers amounted to 9.8% and 9.6% of consolidated revenues. In both cases these billings were made to a number of different customer locations and/or by a number of the Company's different operations.

8.       COMMITMENTS AND CONTINGENCIES

         Leases

         The Company leases some of its facilities under non-cancellable operating lease agreements. Future minimum lease payments under these operating leases as of March 31, 2001 are as follows:

         Year ending March 31,                         (pound)'000

         2002                                                  610
         2003                                                  498
         2004                                                  422
         2005                                                  310
         2006                                                  106
         Thereafter                                            225
                                                          --------
         Total minimum lease payments                        2,170
                                                          ========

         Rent expense of (pound)1,039,000, (pound)714,000 and (pound)473,000 was incurred in 2001, 2000 and 1999 respectively.

         Guarantees

         The Company's bankers hold a fixed and floating charge over the assets of the Company as security over any overdraft. As at 31 March 2001 the Company had an overdraft of (pound)10.35m (2000 - (pound)0.31m). In addition, Professional Staff plc and its major UK subsidiaries are subject to cross guarantees covering their overdrafts. At 31 March 2001 the gross contingent liability under these cross guarantees before offset of cash balances was (pound)12.5m (2000 - (pound)6.4m).

         The Company has pledged the assets and ordinary shares of the The Woolf Group, Inc. as security up to a maximum of $15m to the selling shareholders of The Woolf Group, Inc. in respect of the contingent consideration that may become payable in May 2002.

9.       UNUSUAL ITEMS

         The Company incurred a non-recurring unusual item in the year ended March 31, 2001 amounting to (pound)438,000 relating to costs associated with corporate finance consultancy and other costs borne by the Company in connection with the tender offer for the company by First Saddle Limited in July 2000. These expenses are included within Other income (expense). The Company increased its reserves for doubtful debts by an aggregate (pound)818,000 principally against customers in the telecommunications industry in response to market and cash flow weaknesses in that industry in the first half of fiscal 2001.

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

                                      F18