Form 20-F/A
period 2001-03-31
PROFESSIONAL STAFF PLC
filed 2001-08-08
CIK 1018290

As filed with the Securities and Exchange Commission on August 8, 2001
--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 20-F/A

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
|X| AMENDMENT NO. 1 TO ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED MARCH 31, 2001
                                       OR
|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ________ TO
         _________


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

                  Yes |X|           No |_|

Indicate by check mark which financial statement item the registrant has elected to follow:

                  Item 17 |_|    Item 18 |X|

--------------------------------------------------------------------------------

The registrant hereby amends Item 6.E. Share Ownership commencing on page 24 and
Item 7.A. Major Shareholders commencing on page 26 of its Annual Report on Form 20-F for its fiscal year ended March 31, 2001 as follows:

6.E.     Share Ownership

The number of shares owned by the directors as of June 30, 2001 were as follows:

                           Ordinary 2p Shares       % of Class

B P Blackden                      801,500              9.2%
B R Culver                      1,029,800             11.9%
A R Dixey                          49,000              0.6%
J C Maynard                         2,000              0.0%
K A Worrall                        10,500              0.1%

Options over the Company's Ordinary 2p Shares have been granted to directors as follows:

                              At 1                                At 31                        Date from
                             April                                March         Exercise           which      Date of
                              2000      Granted   Exercised        2001            Price     exercisable       expiry
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

Title of Class           Identity of Person or Group             Amount Owned         Percent of Class
--------------           ---------------------------             ------------         ----------------
Ordinary Shares          Bruce R. Culver                           1,029,800                11.9%
Ordinary Shares          Benjamin P. Blackden                        801,500                 9.2%
Ordinary Shares          Michael A. Ashcroft                       1,615,400                18.6%
Ordinary Shares          Board of Directors as a group             1,892,800                21.7%

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

                                   SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities and Exchange Act 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Annual Report on its behalf.




                                           PROFESSIONAL STAFF PLC




                                           By:/s/ Kevin Worrall
                                              ----------------------------------
                                              Kevin Worrall
                                              Group Finance Director




Date:  August 8, 2001