Form 20-F
period 2002-03-31
PROFESSIONAL STAFF PLC
filed 2002-08-01
CIK 1018290

As filed with the Securities and Exchange Commission on August 1, 2002
 -------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

          | | REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

          |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED MARCH 31, 2002 OR

          | | TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ________ TO _________


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

          8,708,131 Ordinary Shares, each having a nominal value of 2p
                             -----------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

                  Yes |X|           No | |

     Indicate by check mark which financial statement item the registrant has elected to follow:

                  Item 17 | |    Item 18 |X|

--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

         INTRODUCTION..........................................................4
         FORWARD LOOKING STATEMENTS............................................5

PART I   ......................................................................6
         Item 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS........6
         Item 2.  OFFER STATISTICS AND EXPECTED TIMETABLE......................6
         Item 3.  KEY INFORMATION..............................................6
                  3.A.     Selected Financial Data.............................6
                  3.B      Capitalization and Indebtedness.....................7
                  3.C      Reasons for the offer and use of proceeds...........7
                  3.D.     Risk Factors........................................7
         Item 4.  INFORMATION ON THE COMPANY...................................9
                  4.A.     History and Development of the Company..............9
                  4.B.     Business Overview..................................10
                  4.C.     Organizational Structure...........................16
                  4.D.     Property, Plants and Equipment.....................16
         Item 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS................17
                  5.A.     Operating Results..................................17
                  5.B.     Liquidity and Capital Resources....................23
                  5.C.     Research and Development, Patents and Licenses, etc23
                  5.D.     Trend Information..................................23
         Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..................24
                  6.A.     Directors and Senior Management....................24
                  6.B.     Compensation.......................................25
                  6.C.     Board Practices....................................25
                  6.D.     Employees..........................................27
                  6.E.     Share Ownership....................................27
         Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...........29
                  7.A.     Major Shareholders.................................29
                  7.B.     Related Party Transactions.........................29
                  7.C      Interests of Experts and Counsel...................29
         Item 8.  FINANCIAL INFORMATION.......................................29
                  8.A.     Consolidated Statements and Other Financial
                           Information........................................29
                  8.B.     Significant Changes................................30
         Item 9.  THE OFFER AND LISTING.......................................30
                  9.A.     Offer and Listing Details..........................30
                  9.B.     Plan of Distribution...............................30
                  9.C.     Markets............................................31
                  9.D.     Selling Shareholders...............................31
                  9.E.     Dilution...........................................31
                  9.F.     Expenses of the Issuer.............................31
         Item 10. ADDITIONAL INFORMATION......................................31
                  10.A.    Share Capital......................................31
                  10.B.    Memorandum and Articles of Association.............31
                  10.C.    Material Contracts.................................33
                  10.D.    Exchange Controls..................................34
                  10.E.    Taxation...........................................34
                  10.F     Dividends and paying agents........................38
                  10.G     Statement by experts...............................38
                  10.H     Documents on display...............................38
                  10.I     Subsidiary Information.............................38
         Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK..38
         Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES......39

PART II  .....................................................................39
         Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.............39
         Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
                  HOLDERS AND USE OF PROCEEDS.................................39

PART III .....................................................................39
         Item 15. [RESERVED]..................................................39
         Item 16. [RESERVED]..................................................39

PART IV  .....................................................................39
         Item 17. FINANCIAL STATEMENTS........................................39
         Item 18. FINANCIAL STATEMENTS........................................39
         Item 19. EXHIBITS....................................................39

                                  INTRODUCTION

     In this Annual Report on Form 20-F (the "Annual Report"), references to "U.S. dollars", "dollars", "U.S.$" or "$" are to currency of the United States of America (the "U.S." or the "United States"), and references to "pounds sterling", "sterling", "(pound)", "pence" or "p" are to currency of the United Kingdom of Great Britain and Northern Ireland (the "U.K." or the "United Kingdom"). Professional Staff plc publishes its consolidated financial statements in pounds sterling. Solely for the convenience of the reader, this Annual Report contains translations of certain pound sterling amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the pound sterling amounts actually represent such U.S. dollar amounts or have been, could have been, or could be, converted into U.S. dollars at the rate indicated or at any other rate. Unless otherwise indicated, the translations of pounds sterling into U.S. dollars have been made at $1.425 per (pound)1.00, the noon buying rate in the City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on March 31, 2002, the date of the most recent balance sheet of Professional Staff plc included herein.

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

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

3.A. Selected Financial Data

     The following table sets forth selected financial data of the Company. The selected financial data for the five fiscal years ended March 31, 2002, have been excerpted or derived from the Company's consolidated financial statements for the fiscal years ended March 31, 1998, 1999, 2000 and 2001 which have been audited by Deloitte & Touche, Chartered Accountants and the year ended March 31, 2002 which has been audited by PricewaterhouseCoopers, Chartered Accountants. The data should be read in conjunction with the Consolidated Financial Statements included elsewhere in this Annual Report and Item 5. Operating and Financial Review and Prospects.

                                                                    Fiscal Years Ended March 31,
                                                                    ----------------------------
                                                        1998         1999           2000            2001           2002     2002(1)
                                                        ----         ----           ----            ----           ----     -------
                                                                (thousands, except per share amounts)
Consolidated Income Statement Data
        Revenue ...............................(pound)58,313 (pound)95,359  (pound)120,410  (pound)146,656(pound)116,101   $165,444
        Direct cost of revenue ................       43,715        74,210          91,766         111,686        90,501    128,964
                                                      ------        ------          ------         -------        ------    -------

        Gross profit...........................       14,598        21,149          28,644          34,970        25,600     36,480

        Selling, general and administrative
         expenses.............................         8,997        14,975          21,260          29,745        25,798     36,762
        Depreciation of property, plant &
         equipment............................           663         1,101           1,273           1,540         1,516      2,160
        Amortization and impairment of goodwill          193           375           1,008           1,145         9,960     14,193
                                                         ---           ---           -----           -----         -----     ------

        Operating income (loss)................        4,745         4,698           5,103           2,540       (11,674)   (16,635)
        Interest & other income (expense)......          410         1,435            (649)           (676)         (763)    (1,087)
                                                         ---         -----           -----           -----         -----     -------
        Income (loss) before income taxes......        5,155         6,133           4,454           1,864       (12,437)   (17,722)
        Income taxes...........................        1,711         2,084           1,561           1,115          (512)      (730)
                                                       -----         -----           -----           -----         -----       -----
        Net income.............................        3,444         4,049           2,893             749       (11,925)   (16,992)
                                                       =====         =====           =====             ===       ========   ========

Earnings per Share Data
Basic
        Net income (loss) per share............  (pound)0.59   (pound)0.45     (pound)0.34     (pound)0.09    ((pound)1.37)  ($1.95)
        Number of shares used in computation...        5,864         8,929           8,577           8,672           8,700    8,700
Fully diluted
        Net income (loss) per share............  (pound)0.51   (pound)0.43     (pound)0.33     (pound)0.08    ((pound)1.37)  ($1.95)
        Number of shares used in computation           6,787         9,381           8,842           8,911       8,700        8,700




                                                                               At March 31,
                                                        1998      1999             2000          2001           2002     2002(1)
                                                        ----      ----             ----          ----           ----     -------
                                                                             (thousands)
Consolidated Balance Sheet Data
        Cash and cash equivalents.............. (pound)1,040   (pound)2,032   (pound)1,038   (pound)1,670   (pound)5,607  $7,990
        Accounts receivable....................       14,059         25,010         22,501         24,969     10,770      15,347
        Other current assets...................        1,526          3,845          4,113         10,331      5,029       7,166
        Goodwill...............................        7,265         28,552         30,664         33,461     23,680      33,744
        Other fixed assets.....................        2,691          3,328          4,109          4,546      3,454       4,922
                                                       -----          -----          -----          -----      -----       -----
        Total assets                                  26,581         62,767         62,425         74,977     48,540      69,169
                                                      ======         ======         ======         ======     ======      ======

        Short term debt........................            -              -            314         10,350          -           -
        Other current liabilities..............        9,581         12,695         10,062         14,180      8,614      12,275
        Long term liabilities..................            -             69             68            160      1,662       2,368
        Commitments & contingencies............            -          3,950          2,979            100          -           -
        Capital stock..........................        8,900         37,876         37,971         38,033     38,070      54,250
        Retained earnings and other reserves...        8,100          8,177         11,031         12,154        194         276
        Shareholders' equity...................       17,000         46,053         49,002         50,187     38,264      54,526
                                                      ------         ------         ------         ------     ------      ------
        Total liabilities and shareholders'
          equity                                      26,581         62,767         62,425         74,977     48,540      69,169
                                                      ======         ======         ======         ======     ======      ======

------------------

(1) Solely for the convenience of the reader, pound sterling amounts have been translated into U.S. dollars at the Noon Buying Rate on March 31, 2002 of $1.425 per(pound)1.00.

3.B  Capitalization and Indebtedness

Not applicable.


3.C  Reasons for the Offer and Use of Proceeds

Not applicable.


3.D. Risk Factors

     Potential Inability to Achieve and Manage Growth. The Company experienced rapid growth between fiscal 1997 and fiscal 2001 as a result of both acquisitions and internal development. This growth was reversed in fiscal 2002 largely due to the worldwide downturn in the telecommunications industry. The Company's resumption and continuation of growth depend on a number of factors including (i) the ability to achieve greater penetration of existing clients and markets, (ii) successful entry into, and the ability of the Company to adapt to, new geographic markets, (iii) the strength of demand for the Company's services,
(iv) the Company's response to existing and emerging competition, (v) the ability to sustain acceptable margins in the sectors and geographic markets in which the Company operates in the face of competitive pressures or potentially more restrictive regulatory environments and (vi) continued improvement in office productivity. Continued growth will require expansion of the Company's infrastructure and systems, including management information systems, increased marketing activities and the successful recruitment of management and personnel. There can be no assurance that the Company will resume and continue growth at historically achieved levels.

     Acquisition Risks. An important component of the Company's strategy has been to be to grow through acquisitions. Acquisitions involve a number of risks, including diversion of management's attention, the potential failure to retain key personnel at an acquired company and risks associated with unanticipated events or liabilities. There can be no assurance that past or future acquisitions will achieve or maintain expected operating results or will not have a material adverse effect on the Company's operating results, particularly in the fiscal quarters immediately following the consummation of such transactions.

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

     Dependence on Availability of Qualified Technical Professionals. The success of the Company is dependent upon its ability to attract professionals who possess the skills and experience necessary to meet the staffing requirements of its clients. The Company expends considerable effort and resources in maintaining its candidate databases to keep pace with changing client needs and emerging technologies. Furthermore, the Company's candidates typically provide services on an assignment-by-assignment basis and can terminate an assignment with the Company at any time. The Company competes with other providers of technical staffing services, temporary staffing agencies and alternative full-time employers in recruiting qualified professionals. In particular, competition for communications technology professionals is intense and the Company expects that such competition will increase. Many of the professionals who work for the Company, particularly in the technology area, also work for the Company's competitors, and there can be no assurance that professionals currently working on projects for the Company will not choose to work for competitors on future assignments. In addition, temporary workers often accept permanent positions with the Company's clients. The Company's inability to attract a significant number of additional professional candidates to support the Company's existing operations and planned expansion could have a material adverse effect on the Company's operating results and growth strategy.

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

     There can be no assurance that the Company's exposure to such risks has not, or will not, been increased substantially with recent expansion into additional geographic markets and industry sectors and its exposure is likely to increase further with any legislative or regulatory amendments from the European Union.

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

     Effect of Fluctuations in Demand for Staffing Services. Demand for the Company's staffing services is significantly affected by factors outside the Company's control, including the general level of economic activity and trends in its customers' industries. When economic activity increases, temporary employees are often added before full-time employees are hired. As economic activity slows, permanent recruitment slows and many companies reduce their utilization of temporary workers prior to undertaking layoffs of full-time employees. In addition, the Company may face pricing pressure from its customers and increased competition from other staffing providers. The Company serves markets that are experiencing severe economic slowdown, notably the telecommunications industry. Economic downturn could have a material adverse effect on the Company's financial condition and results of operations. The Company also serves markets that are consolidating, such as the pharmaceutical industry. Consolidation among the Company's clients, which could result in delays or decreases in the hiring of temporary or permanent staff, could have a material adverse effect on the Company's financial condition and results of operations.

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

     The Company began in 1990 as LabStaff which pioneered temporary staffing services in the UK science sector. In 1994 the Company set up Executives On Assignment to service the emerging UK interim management market. The Company completed its initial public offering in August 1996, with a secondary offering in April 1998. Following these offerings, the Company completed eight acquisitions which have expanded the range of its specialty services and the geographic markets and industry sectors that the Company serves.

     Acquisitions made in the communications technology sector were SDS Computer Group and S-Com Computer Systems Engineers in 1997, EPL Overseas in 1998 and Resource Management in 2000. These businesses are now fully integrated as S.Com Group Plc with operations in the UK, US and Germany. S.Com places specialized professionals in telecommunications, datacommunications, IT and specialty engineering on a worldwide basis. Major customers include BT, Ericsson, Lucent, Nortel, Nokia, QinetiQ and BAE Systems.

     Acquisitions made in the science sector were Salisbury Consulting Group in 1997, and The Woolf Group and Euromedica in 1999. UK science staffing and related recruitment operations are now integrated within SRG (the Science Recruitment Group). The temporary staffing business trades as SRG LabStaff and dominates the UK laboratory staffing market. In the United States, The Woolf Group offers clinical research professionals and associated services to major pharmaceutical and clinical research organizations. Euromedica is an executive search consultancy dedicated to the pharmaceutical and healthcare industries with operations in the UK, France, Germany and Belgium. The Company's major clients within the science sector include GSK, Novartis, AstraZeneca, Avecia and Amgen.

     The acquisition made in the management sector was Praxis Executive Taskforce in 1998. Through Praxis and Executives on Assignment, the Company is a leader in the UK interim management market offering executives and senior managers across a broad spectrum of industry and commerce.

     The Company's principal capital expenditures, other than acquisitions of businesses, comprise office equipment and associated computer systems, and motor vehicles acquired to provide as staff benefits. Expenditures on such capital items in the last three years were (pound)1.1 million in 2002, (pound)2.4 million in 2001and (pound)2.2 million in 2000.

     In July 2000 the Company announced that it had agreed to the terms of a recommended cash offer to be made by First Saddle Limited for the whole of the issued and unconditionally allotted share capital of the Company not already owned or agreed to be acquired by First Saddle at $8.34 per Ordinary Share. First Saddle was established by Ben Blackden, the then Chief Executive of the Company, Kevin Worrall, the then Group Finance Director of the Company, Bruce Culver, then a Non-Executive Director of the Company and Granville Baird Capital Partners Limited for the purposes of effecting a management buyout of the Company. The offer was considered by a special committee of independent directors of the Company. The Board, acting through the special committee, considered the terms of the offer and the arrangements with management to be fair and in the best interests of the

Company's security holders and unanimously recommended that security holders accept the offer. In arriving at this conclusion the special committee received an opinion from Jefferies & Company, Inc. that the offer in financial terms and the arrangements with management were fair and reasonable so far as security holders were concerned.

     On August 23, 2000 First Saddle announced that the minimum acceptance condition to which the offer was subject, being receipt of valid acceptances in respect of not less than 90% of shares to which the offer related, had not been met by the first closing date of the offer, being August 22, 2000. By that date, valid acceptances of the offer had been received in respect of approximately 82% of the shares to which the offer related. First Saddle, using the discretion available to it under the terms of the offer, chose not to extend the offer after August 22, 2000 and announced that its offer had lapsed in accordance with its terms. After the lapse of the tender offer, the major shareholder from whom a valid acceptance was not received increased its percentage interest in the shares of the Company from approximately 10% to over 18%.

     In November 2000, Andrew Dixey was appointed Chief Executive Officer and Ben Blackden continued as Chairman of the Company in a non-executive capacity. Since November 2000 the Company has concentrated on developing its existing businesses, integrating and consolidating brands and back office functions and strengthening operational management in the face of difficult economic conditions in the staffing industry in general and in the telecommunications industry in particular.

4.B. Business Overview

The Staffing Industry

     The staffing industry in the United Kingdom, including both temporary and permanent staffing, is the largest in Europe. Current estimates put the total market at $25 to $30 billion. The penetration rate, measured as the number of temporary workers expressed as a percentage of the total work force, is estimated by the Recruitment & Employment Confederation to be approximately 3% to 4%. The UK market is highly fragmented with numerous companies active in a generally deregulated environment. The overall trend in continental Europe has been toward some liberalization and deregulation.

     Specialty staffing services have become a significant component of human resource management. Staffing companies create value by providing the flexible work force that allows client companies to focus on core competencies. Strategic recruitment outsourcing allows companies effectively to manage human resources in response to operational fluctuations and economic and product cycles. Corporations generally turn to temporary workers as a means to achieve greater operating efficiency, to transfer fixed labor costs to variable costs, to add flexibility to operations, to reduce risks associated with hiring permanent employees and to import skills missing from their organizations.

     Permanent recruitment services with dedicated technical expertise are also important when demand reduces the pool of available specialty professionals and makes it more difficult to locate qualified candidates. For these reasons Professional Staff believes that clients have become more reliant upon specialty permanent placement and search services.

     The UK staffing industry experienced significant growth during the 1990's but has subsequently faced recessionary pressures firstly and most severely in the IT staffing sector followed by a more general downturn. Industry observers generally perceived calendar 2001 as one of the worst ever years for the staffing industry with reduced volumes, margin pressures, restructurings and redundancies and a host of exceptional write downs of internet based systems investment. The Company was not immune from this downturn and faced particularly difficult trading conditions in its Communications Technology Division. In the light of the overall performance of the staffing industry management reviewed its longer term forecasts for its subsidiaries and acquired businesses. As a result of this review, the Company recorded a goodwill impairment charge of (pound)8.75m in fiscal 2002 as discussed below in section 5A Operating results.

Sector Overview

     The following table sets forth the structure, by sector, of the Company's principal operations and services provided which, save for the effect of acquisitions and integration thereof, have been in place throughout the last three fiscal years.

Business Sector             Principal Industries Served       Brand Name                    Operation Locations

Communications Technology   Telecommunications,               S.Com                         UK, USA, Germany
                            Datacommunications, Defence &
                            Aerospace

Science                     Pharmaceutical, Chemical,         Science Recruitment Group     UK
                            Biotechnology, Food & Beverage,     SRG LabStaff
                                                                SRG Search & Selection
                            Pharmaceutical, BioScience &
                            Healthcare                        Euromedica                    UK & Continental Europe

                            Pharmaceutical, Healthcare, CROs                                USA
                                                              The Woolf Group


Interim Management          All industry sectors              PS Interim trading as         UK
                                                              Executives on Assignment
                                                              Praxis Executive Taskforce


     Communications Technology Sector. Until the end of calendar 2000, telecommunications services was one of the fastest growing sectors of the staffing industry. The expansion of the global market for communication services and the continued development of new technology was accompanied by substantial expenditure on developing new equipment and services required to upgrade existing and develop new networks. Particularly in less developed countries with limited existing communications infrastructure, the number of subscribers increased substantially as the installation of wireless networks proves more cost-efficient and expeditious than the rollout of landline networks. Expenditures on equipment and service are driven by changing technology as existing land line and wireless networks that represent first generation technology are converted to accommodate second generation digital technologies. Since 2000, the sector has been severely affected by the high cost of acquiring third generation licenses through government auctions in the UK and Continental Europe, a slowdown in worldwide mobile handset sales and delays in completion of third generation technologies. However the Company expects that in the next several years third generation technologies will deliver voice, data and video signals stimulating expenditures for services and equipment. The Company also expects that the sector will continue to place reliance on both core and contingent skills and that rapid technological change, intense competition and increasing specialization will result in an increasing reliance by employers in the sector upon providers of specialty staffing services.

     Science Sector. Science has been a growing sector in the United Kingdom following the Company's pioneering of the use of temporary professionals in scientific laboratories in the pharmaceutical, biotechnology, environmental, food, chemical and petrochemical and other industries. This growth is the result of increased acceptance of the advantages of using temporary workers as well as shortages of certain scientific skills. In the United States, demand for clinical trials staffing services is being driven by growth in the clinical trials component of drug development. Concurrently, stringent approval requirements demand a greater number of trials per compound and a greater number of patients per trial.

     Interim Management Sector. The use of interim managers and executives in the UK is an immature market in which the Company has been one of the leading developers. There is now growing acceptance of the flexibility and value of using highly experienced interim managers alongside regular management teams. This use may be strategic, the response to an urgent need for solutions to operational difficulties or to provide vital continuity when a permanent executive leaves.

     The Company's revenues by sector and geographical markets for the last three fiscal years were as follows:

                                                                                     Fiscal Years Ended March 31,
                                                                                            ((pound)'millions)
                                                                                        2000          2001      2002
                                                                                        ----          ----      ----
        Revenue:
        Communications Technology..............                                  (pound)78.9  (pound)100.0   (pound)72.6
        Science................................                                         32.8          33.1          34.0
        Interim Management.....................                                          8.4          13.0           9.5
        Other..................................                                          0.3           0.6           0.0
                                                                                       -----         -----         -----
        Total..................................                                        120.4         146.7         116.1
                                                                                       =====         =====         =====

        United Kingdom.........................                                  (pound)63.1   (pound)74.1   (pound)69.3
        North America..........................                                         24.3          31.2          23.2
        Rest of the World......................                                         33.0          41.4          23.6
                                                                                      ------        ------        ------
        Total..................................                                        120.4         146.7         116.1
                                                                                       =====         =====         =====

        Percentage:
        Communications Technology..............                                          66%           68%           63%
        Science................................                                          27%           23%           29%
        Interim Management.....................                                           7%            9%            8%
        Other..................................                                           0%            0%            0%
                                                                                        ----          ----          ----
        Total..................................                                         100%          100%          100%
                                                                                        ====          ====          ====

        United Kingdom.........................                                          52%           51%           60%
        North America..........................                                          20%           21%           20%
        Rest of the World......................                                          28%           28%           20%
                                                                                       -----           ---           ---
        Total..................................                                         100%          100%          100%
                                                                                        ====          ====          ====


     The Company's business is not subject to seasonality. Minor factors which contribute a small degree of quarterly variation are the number of public holidays in each fiscal quarter (which typically contributes to a slowdown in the Company's third quarter due to Christmas and the New Year) and a higher than average number of contracts expiring at calendar and fiscal year ends.

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

     Employing qualified and experienced sales teams. In the communications technology sector, recruitment consultants are generally computer or business graduates. The Company's recruitment consultants working in the scientific sector generally have university degrees in science, including some with PhDs. Many consultants are qualified in a specialized scientific discipline such as analytical chemistry, biochemistry, microbiology, organic chemistry or food science, among others. As a result, the Company's sales teams are experienced and well qualified to understand and serve the specific needs of clients in each of the sectors in which it operates.

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

     Central financial and operational controls. Each of the Company's subsidiaries focuses on its own service sector, technology, skills and clients. Operating company managers are given latitude to concentrate on their market and manage day-to-day operations within their areas of expertise. The Company's management regularly monitors operations and results are reported and consolidated at least monthly. The Company's businesses operate discrete accounting systems in accordance with the specific requirements of each business, but report results under a common reporting timetable and framework and according to common accounting policies. Treasury operations are controlled centrally. Each operating company's financial planning, budgeting and forecasting is coordinated by the Company's Chief Executive.

     Continuing investment in advanced information systems and office technology. The Company believes its databases and operating systems permit a rapid and precise response to client needs and a high degree of productivity. Management believes that the responsiveness of these systems provides an important competitive advantage. The Company budgets for continuing investment in operating systems and e-business platforms to benefit from advances in office technology.

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

     S.Com currently has operations in the United Kingdom, Germany and in the United States and has provided contractors in many countries across the world. S.Com also provides permanent placement recruitment services to the sectors in which it operates.

Staffing and Recruitment Services in Science

     Science Recruitment Group. SRG, through SRG LabStaff, is the leading UK temporary staffing business specializing in laboratory sciences. It provides temporary scientists and technicians to industrial employers, government laboratories and research institutions throughout the United Kingdom. SRG Search & Selection provides permanent placement services from laboratory to management levels. The businesses seek to provide quality services to their clients by understanding each client's highly technical needs, quickly identifying suitable candidates that meet those needs and managing the process of introducing a candidate and administering the ongoing service with a minimum of client involvement.

     Euromedica. Euromedica provides executive-level recruitment services to pharmaceutical, bioscience and healthcare clients in the United Kingdom and continental Europe. The company has a network of offices serving the United Kingdom, Belgium, France and Germany and an associate office in India.

     The Woolf Group. The Woolf Group, based in North Carolina and with offices in San Diego, California, specializes in the recruitment and placement of clinical research professionals on a contract basis for pharmaceutical, biotechnology, clinical research and site management organizations in the United States. In addition, the Company provides permanent placement services in response to the demand for permanent clinical research professionals and senior management positions.

Staffing and Recruitment Services in Interim Management

     PS Interim, through its two brands, Executives on Assignment and Praxis Executive Taskforce, places experienced executives on temporary assignments across all functions in all types of industrial, commercial and public sector activity throughout the United Kingdom. Management believes that, together, these brands are the leading business dedicated exclusively to this sector in the United Kingdom. Assignments are usually at senior executive level including general management, function directors and specialists. A permanent placement or temp-to-perm conversion is rare. Recruitment consultants in the business are experienced executives with knowledge and insight into management and its functions.

Candidates

     The identification and recruitment of qualified professionals who are available for client assignments is a key component of the Company's operations. The Company expends considerable effort and resources in maintaining its candidate databases.

     Candidates are sourced principally through the Internet, advertising and direct solicitation. In the science sector, the Company advertises in the specialty trade press such as New Scientist in the UK and other journals relevant to a specific industry such as food, plastics, biotechnology or clinical trials. Universities are a valued source of newly qualified candidates in technology and science and the Company recruits at a number of universities. In the interim management sector the Company's leading position ensures that it regularly receives a considerable number of unsolicited resumes. Occasionally candidates are sought through advertising in national newspapers.

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

Sales and Marketing

     Each operating company has developed a sales and marketing strategy to address specific needs within each sector served and to develop new clients. In the technology sector, S.Com's recruitment consultants focus on developing client relationships through regular contacts at various levels within a client's organization. This may involve spending time on the clients' premises or on site to gain deeper understanding of future projects and the skills required for these. In the science sector, marketing primarily promotes temporary scientific personnel, and is targeted toward laboratory managers, research or development directors and human resource departments. Marketing methods include seminars, direct mail, publication of articles in national and trade press journals and exhibits at trade shows as well as telephone contact and client and prospect site visits. In the interim management sector, potential clients are targeted through direct sales contact and mailing and public relations programs.

Competition

     In each of the sectors in which the Company operates, the staffing services industry is fragmented and highly competitive with relatively low barriers to entry. In the U.K. telecommunications, datacommunications and information technology markets, S.Com faces competition from numerous IT staffing companies ranging from small private companies to large public entities. In international telecommunications staffing, S.Com has established a leading position with few competitors having similar skills and industry expertise. Competitors in international telecommunications include Glotel, Dataworkforce and larger IT staffing companies.

     In the science sector, management believes that SRG LabStaff is the only scientific staffing company in the United Kingdom with an extensive nationwide presence and which specializes in all levels of science employment. Competition is usually regional in nature with few companies specializing in science. International competitors including Manpower, Kelly and Lab Support have entered the UK market and competition is generally increasing.

SRG Search & Selection is among several recruitment businesses specializing in the permanent placement of scientists. Euromedica competes with certain national search firms who, while not specializing in science, accept all types of recruitment assignments at senior executive levels.

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

Regulation

     Staffing services firms are generally subject to one or more of the following types of government regulations: (i) regulation of the employer/employee relationship between a firm and its staffing personnel; (ii) registration, licensing, record keeping and reporting requirements; and (iii) substantive limitations on its operations, including (a) restrictions on categories of workers that may be placed pursuant to temporary employment contracts; (b) limitations on the duration of such contracts; and (c) restrictions on or prohibition of permanent placement of staff in certain jurisdictions. Accordingly, staffing companies must comply with laws and regulations that govern the employer/employee relationship, such as tax withholding and reporting, social security or retirement, anti-discrimination and workers' compensation.

     As a staffing services business operating in the United Kingdom, the Company is subject to the Employment Agencies Act 1973, which imposes certain obligations of fair practice on the Company. The Company believes that it complies in all material respects with these regulations. Although the Company's business is not specifically regulated by European Union ("EU"), the EU has in the past introduced measures relating to rights of workers generally. A number of European countries require staffing companies to maintain some form of license or permit which is issued by the applicable authorities. Certain European countries require the operations of staffing companies to be supported by bank guarantees. A number of other restrictions and requirements are common to regulations in European countries, including certain requirements for contracts between clients and staffing companies, limitations in the conditions under which temporary work is allowed, limitations in the duration of staffing contracts and requirements for wage levels and social security. Management believes that the Company complies in all material aspects with these regulations, to the extent applicable. However, there can be no assurance that, as regulations evolve or change in particular jurisdictions, the operations or performance of the Company will not be affected.

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

     The UK government has more recently passed a number of significant laws affecting employment relationships and the relationship that an employment business has with its own employees and its temporary workers. These are (i) the Working Time Regulations, (ii) the National Minimum Wage, (iii) Public Interest Disclosure Act and (iv) the Employment Relations Act. These laws all apply to "workers" and are not limited to "employees", which means that the rules can apply to agency temporary workers. The Working Time Regulations regulate hours worked, rest breaks, holidays and record keeping. The National Minimum Wage sets out minimum rates of pay and the Public Interest Disclosure Act provides certain rights to workers who disclose alleged wrongdoing in defined circumstances. The Employment Relations Act covers the areas of trades unions, maternity provisions and unfair dismissal rights.

     The U.K. Inland Revenue introduced legislation ("IR35") with effect from April 6, 2000 regarding the taxation of personal service companies. The legislation aims to ensure that people working through a personal service company pay similar amounts of Income Tax and National Insurance as an employee. Lobbying by the UK recruitment industry, which the Company supported, forced the Inland Revenue to modify the original proposals of IR35 so that the burden of any incremental employment related taxation and the administration of its collection fell upon the personal service company rather than the employment agency or its clients. The Company undertook a comprehensive educational program aimed at both candidates and clients on the impact of IR35.

     The UK's Department of Trade and Industry (the "DTI") published a consultation document in May 1999 concerning the Regulation of the United Kingdom Recruitment Industry. The proposals include measures to restrict the charging of fees which might discourage clients from transferring a temporary worker to a permanent employee and to ensure that temporary workers have a contractual relationship with an employment business. Consultation between the industry and the DTI continues with the industry seeking to protect its legitimate commercial interests in the area of fees.

4.C. Organizational Structure

The following table summarises the Company's significant subsidiary undertakings:

                                                                                                    Proportion of
                                                                                                    ordinary shares
Subsidiary company                           Country of incorporation    Principal activity         held

Professional Staff Holdings LLC              United States of America    Investment holding company         100%

The Woolf Group, Inc.                        United States of America    Recruitment of temporary           100%
                                                                         and permanent scientific
                                                                         staff

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


Euromedica PLC                               Great Britain               Recruitment of permanent           100%
                                                                         executive scientific staff

Euromedica International Limited             Great Britain               Recruitment of permanent            94%
                                                                         executive scientific staff

Euromedica Executive Search GmbH             Germany                     Recruitment of permanent           100%
                                                                         executive scientific staff

Euromedica SARL                              France                      Recruitment of permanent           100%
                                                                         executive scientific staff

P S Interim Limited                          Great Britain               Recruitment of interim             100%
                                                                         managers

S.Com Group Plc                              Great Britain               Recruitment of temporary           100%
                                                                         and permanent telecomms,
                                                                         datacomms and IT staff

S.Com, Inc.                                  United States of America    Recruitment of temporary           100%
                                                                         and permanent telecomms,
                                                                         datacomms and IT staff

S.Com Computer Systems Engineers GmbH        Germany                     Recruitment of temporary           100%
                                                                         and permanent telecomms,
                                                                         datacomms and IT staff


4.D. Property, Plant and Equipment

     The Company leases its head office in Langley and offices in London Docklands, Aylesbury, Cambridge, and Coleshill, as well as having a network of serviced offices throughout the UK. The Company also has leased offices in Durham, San Francisco and Miami in the U.S., and in Brussels, Paris and Munich in continental Europe. The Company believes that its facilities are adequate for its short term needs.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes thereto, Item 3. Selected Financial Data and Item 8. Financial Information which appear elsewhere in this Annual Report.

5.A. Operating Results

     Professional Staff has grown from being a leading national provider of temporary laboratory scientists and technicians in the United Kingdom into an international specialty staffing services company providing temporary and permanent placement services to the communications technology, science and interim management sectors with operations in the UK, USA and continental Europe. Since the Company's initial public offering in August 1996, the Company has made a number of acquisitions which have increased the Company's range of specialty services, geographic markets and industry sectors. The Company now derives approximately half of its revenue from markets outside the United Kingdom.

Acquisitions

     Fiscal 2002

     The Company did not make any acquisitions in fiscal 2002.

     Fiscal 2001

     Resource Management. In September 2000, the company acquired the Resource Management Division of Marconi Software Solutions Limited for an initial (pound)289,000 including associated costs. Further consideration was payable through September 2001 dependent upon the gross profit of Resource Management for the twelve months from the date of acquisition and amounted to (pound)169,000. Resource Management provides skilled IT professionals to the defence and aerospace industries and had annualised revenues of approximately (pound)4.5 million at the date of acquisition. Resource Management was immediately integrated into S.Com, the Company's communications technology division.

     Fiscal 2000

     Euromedica France. In January 2000, the Company acquired the entire issued share capital of Euromedica SARL, a French executive search agency specializing in the science sector based in Paris with annualized revenue of approximately FF
3.5 million. Euromedica SARL previously operated under a royalty license agreement with one of the Company's UK subsidiaries, Euromedica International Limited. The acquisition of Euromedica SARL enabled the Company's Euromedica group of companies to operate on a more unified basis across continental Europe.

     Fiscal 1999

     Woolf. On March 31, 1999 the Company purchased the entire issued share capital of The Woolf Group, Inc., a US based provider of clinical trials staffing services to pharmaceutical companies and contract research organizations. The initial purchase price was (pound)9.6 million and the total cost of acquisition was (pound)10.0 million. Annualized revenue at the date of acquisition was approximately $13.0 million.

     Euromedica. On March 26, 1999 the Company purchased the entire issued share capital of Euromedica plc and 94% of the share capital of Euromedica International Limited. Euromedica is the largest executive search firm in Europe in the pharmaceutical, bioscience and healthcare sectors and has a network of offices in the UK, Belgium and Germany and a strategic partnerships in India. The purchase price was (pound)2.9 million and annualized revenues at the date of acquisition were approximately (pound)2.6 million.

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

Critical accounting policies

     Management believes the following accounting policies are the most critical, that is they are both the most important to the portrayal of the company's financial condition, and they require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

     Revenue recognition - the Company recognizes staffing revenue as services are rendered. Services rendered are estimated based on timesheets received. Where, at a period end, no timesheet has been received, revenue is recognized as unbilled revenue based on management's estimate of services rendered, after making an allowance for absenteeism of temporary workers, based on historic rates for illness, vacation, early termination or any other reason. Unbilled revenue is reviewed monthly by management to assess its recoverability. Any unbilled revenue which has not been validated within three months of the period end is fully reversed.

     Direct cost of revenues - the Company's direct cost of revenues consists of compensation payable to temporary workers including in some instances payroll and related taxes. Where staffing services are supplied in overseas jurisdictions, residency of the temporary worker and applicability, assessment and calculation of local payroll taxes is often uncertain and complex. Whilst management endeavour to ensure compliance in this regard, subsequent challenge or interpretation by local government agencies could impact these estimates.

     Goodwill - the Company made significant acquisitions in fiscal 1997 through 2001 all of which were accounted for under the purchase method and gave rise to significant amounts of goodwill which has been amortized over 30 years. Management performs impairment reviews when factors indicate an impairment may exist. . The impairment review at the end of fiscal 2002 resulted in a (pound)8.75 million impairment charge to the income statement. The Company will adopt FAS 142 in the first quarter of fiscal 2003. Management is in the process of assessing the impact of adoption of FAS 142 and if operating results and cash flows perform significantly below management's forecasts and expectations, or if economic conditions in the staffing industry deteriorate, further significant impairment charges may be incurred.

Recent accounting pronouncements

     The Company adopted SFAS No. 141, "Business Combinations," which requires all business combinations completed subsequent to June 30, 2001 to be accounted for using the purchase method. Although the purchase method generally remains unchanged, this standard also requires that acquired intangible assets should be separately recognized if the benefit of the intangible assets are obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented or exchanged, regardless of the acquirer's intent to do so. Intangible assets separately identified must be amortized over their estimated economic life.

     The Company has accounted for previous acquisitions under the purchase method and the related excess of purchase price over net assets was mainly goodwill, therefore, the adoption of this statement did not have a material impact on the Consolidated Financial Statements.

     During June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which prohibits the amortization of goodwill or identifiable intangible assets with an indefinite life for fiscal years beginning after January 1, 2002. Rather, goodwill will be subject to impairment reviews by applying a fair-value-based test at the reporting unit level. An impairment loss will be recorded for any goodwill that is determined to be impaired.

     The impairment testing provisions of this statement are effective for the Company on April 1, 2002. The Company will perform an impairment test on all existing goodwill, which will be updated at least annually. The Company is in the process of evaluating the impact upon adoption of FAS 142.

     FAS 143, Accounting for Obligations Associated with the Retirement of Long-Lived Assets (FAS 143), was issued by the FASB in July 2001. This Standard will be effective for the Company's fiscal year after beginning January 2003 and provides the accounting requirements for retirement obligations associated with tangible long-lived assets. FAS 143 requires that the obligation associated with the retirement of tangible long-lived assets be capitalized into the asset cost at the time of initial recognition. The liability is then discounted to its fair value at the time of recognition using the guidance provided by that standard. The requirements of this standard will be reflected as a cumulative effect adjustment to income. The Company is currently evaluating the impact of this statement on the results of operations and financial position.

     The FASB issued FAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144) in August 2001. This standard will be effective for the Company's fiscal year beginning after January 1, 2002 and will be applied prospectively. The objectives of FAS 144 are to address issues relating to existing impairment guidance and to develop a single accounting model for long-lived assets to be disposed of by sale, based on the framework established in FAS 121. The standard requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, FAS 144 expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the entity in a disposal transaction. The Company is currently evaluating the impact of this statement on its results of operations and financial position.

     The FASB issued FAS 145, Rescission of FAS Nos. 4, 44, and 64, Amendment of FAS 13, and Technical Corrections, which is effective for the Company's fiscal year beginning after May 15, 2002. This statements rescinds and amends various existing accounting pronoucements. The Company is currently evaluating the impact of this statement on its results of operations and financial position.

Independent auditors

     On December 5, 2001 Deloitte & Touche resigned, and PricewaterhouseCoopers were appointed as independent auditors to the Company. This change in auditors was effected through a tender process ratified by the Company's Audit Committee. In their letter of resignation to the Board of the Company, Deloitte & Touche confirmed that there were no circumstances surrounding their cessation of office which should be brought to the attention of the Company's members or creditors.

Results of Operations - Years ended March 31, 2002 and 2001

         Fiscal 2002 was dominated by the continued severe downturn in the worldwide telecommunications industry which began to impact the group's Communications Technology Division, S.Com, in the fourth quarter of fiscal 2001. The downturn, which was felt first in the US, intensified during the first half of fiscal 2002 with a severe slump in European markets. S.Com's staffing business fell from a high point in January 2001, losing nearly half of it's contract workforce by the end of that year before seeing some recovery in contractor numbers in the fourth quarter of fiscal 2002. S.Com's core UK business, including defence and aerospace interests, held up better than the international telecommunications business but still decreased by around 10% year on year and faced margin pressure.

         In the second half of the year, the Interim Management Division and Euromedica, the Science Division's executive search business, also came under pressure with sharply reduced demand and although business activity recovered toward the end of the year, hiring decisions were still being delayed or cancelled and turnover remained depressed.

         The other science businesses fared much better with SRG, our UK laboratory staffing business, increasing revenue 17% year on year. The Woolf Group, our US clinical trials staffing business, although down year on year by some 10%, increased revenue by 8% in the second half compared to the first half of fiscal 2002.

Revenue

         Revenue fell by 21% to (pound)116 million during the year ended March 31, 2002 from (pound)147 million during the year ended March 31, 2001.

     In communications technology, revenue fell by 27% from (pound)100.0 million to (pound)72.6 million. The sharpest decline was in the US operation which fell 40% whereas the UK and European operations fell by 24%. The decline was principally due to reduced demand from major clients in the international telecommunications industry.

     In science, revenue increased by 3% from (pound)33.1 million to (pound)34.0 million. Revenue for the Science Recruitment Group rose for the first time in three years, up 17% from (pound)17.2 million to (pound)20.1 million. Growth was achieved principally by better management of existing client relationships resulting in improved volumes, but also by winning new clients and increased average charge rates. The Woolf Group continued to be held back by uncertainty and consolidation in the pharmaceutical arena and staffing revenue fell 11% to $13.4 million but improved in the second half. Euromedica revenue fell by 14% from (pound)4.2 million to (pound)3.6 million mainly due to the economic uncertainty in the second half of the year.

     In interim management, revenue decreased by 27% from (pound)13.0 million to (pound)9.5 million with the sharpest decline coming in the second half of the year. The decrease was the result of economic uncertainty and the loss of a highly experienced consultant. Charge rates were on average at or above fiscal 2001 levels.

     As a percentage of fiscal 2002 total revenue, temporary staffing represented 93%, permanent placement represented 6% and other services accounted for 1%, similar proportions to fiscal 2001.

Gross Profit

     The Company defines gross profit as total revenue less the direct cost of providing workers for its clients including wages, benefits, expenses and allowances for temporary workers, and fees for permanent placements less the cost of direct research associated with those placements.

     Gross profit was (pound)25.6 million for fiscal 2002, a decrease of 27% on fiscal 2001 gross profit of (pound)35.0 million. Gross profit as a percentage of revenue ("gross margin") fell from 23.8% to 22.0%. This was due to the sharpest revenue declines affecting the higher margin businesses of interim management and the international areas of communications technology business. Average staffing gross margins in communications technology fell from 15% to 13% due to business mix and at SRG they fell by around 200 basis points due principally to increased worker benefits. Other gross margins were at or around fiscal 2001 levels.

     As a percentage of fiscal 2002 total gross profit, temporary staffing represented 73% and permanent placement represented 27% compared to 74% and 24% respectively in fiscal 2001.

Selling, General and Administrative Expenses

     Selling, general and administrative expenses mainly comprise compensation payable to employees, office rentals and other facility related costs and marketing expenses. Selling, general and administrative expenses were (pound)25.8 million and (pound)29.8 million for the fiscal years 2002 and 2001 respectively, a decline of 13%. This was achieved by reducing employee numbers from an average of 364 in fiscal 2001 to an average 314 in fiscal 2002 and to 285 by the end of fiscal 2002.

     Included in fiscal 2001 was a charge of (pound)1.2 million mainly consisting of doubtful debt reserves against customers in the communications technology sector recorded in the fourth quarter as a result of the severe economic deterioration in that sector in the first half of calendar 2001. A charge of (pound)0.9 million was also taken in the first quarter of fiscal 2002 for similar reasons.

Amortization of Goodwill

     The Company amortizes goodwill arising from acquisitions over an estimated useful life of 30 years. Goodwill amortization was (pound)1,210,000 for the year ended March 31, 2002 compared to (pound)1,145,000 for the year ended March 31, 2001. The increase in amortization expense is due to the settlement of contingent arrangements on acquisitions made in previous periods.

     An impairment charge amounting to (pound)8.75 million was also recorded in fiscal 2002 due to the deterioration in operating performance of businesses acquired in prior periods and the depressed state of business valuations in the staffing industry. The impairment was measured using discounted cash flow forecasts for each business segment including an allocation of central costs and interest. The discount rate used was management's estimate of the

Company's weighted average cost of capital. The charge by business segment was Communications Technology (pound)1.00 million, Science (pound)4.75 million and Interim Management (pound)3.00 million.

Other Income/(Expense)

     Other net expense of (pound)763,000 comprised net interest expense of (pound)632,000 incurred on short term debt facilities and other expenses of (pound)131,000. In fiscal 2001, other net expense of (pound)676,000 comprised net interest expense of (pound)388,000 incurred on short term debt facilities, other expenses of (pound)165,000 and (pound)438,000 of costs borne by the Company relating to the offer for the Company by First Saddle Limited in July 2000, partially offset by exchange gains of (pound)315,000. Interest expense rose as the Company's short term debt increased for working capital purposes in the first half but cash flow improvements in the second half reduced short term debt to zero.

Income Taxes

     The Company is subject to United Kingdom corporation tax at a statutory rate of 30% (fiscal 2001: 30%) and, to a much lesser extent, to income taxes in the United States and continental Europe. Income tax expense was provided at effective rates of 4% and 60% and totalled a credit of (pound)0.5 million and a charge of (pound)1.1 million respectively for the fiscal years ended March 31, 2002 and 2001. The principal factors behind the disproportionate effective rates are the non-deductibility in the UK of goodwill amortization and impairment expense and valuation allowances against net operating losses in overseas subsidiaries. Other information

     The Company does not believe that inflation has had any material impact on its results for the three fiscal years ended March 31, 2002.

     The Company generates significant revenues and operating profits denominated in US dollars from its S.Com and Woolf US based operations. The results of these foreign operations are consolidated at average exchange rates during the fiscal year. For fiscal 2002, the US dollar strengthened against sterling by an average of approximately 3%. The Company is also exposed to the US dollar and the Euro from its continental European operations of S.Com and Euromedica. These transactions are recorded at the rate ruling at the date of the transaction. For fiscal 2002, the Euro average exchange rate was virtually unchanged.

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

     In communications technology, revenue increased by 27% from (pound)79 million to (pound)100 million of which (pound)2.2 million was from acquired operations and internal growth was 24%. Growth, as in fiscal 2000, was strongest in the US operation and was driven primarily by increasing volumes to major clients.

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

     In interim management, revenue increased by 55% from (pound)8.4 million to (pound)13.0 million. Growth was driven by increased number of interim managers placed on contract assignments to both existing and new clients and to a lesser extent by higher average charge rates.

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

Selling, General and Administrative Expenses

     Selling, general and administrative expenses mainly comprise compensation payable to employees, office rentals and other facility related costs and marketing expenses. Selling, general and administrative expenses were (pound)29.8 million and (pound)21.3 million for the fiscal years 2001 and 2000 respectively. Included in fiscal 2001 was an aggregate increase in doubtful debt reserves of (pound)0.8 million mainly against customers in the communications technology sector recorded in the fourth quarter as a result of the severe economic deterioration in that sector in the first half of calendar 2001. Otherwise, the increase in Selling, general and administrative expenses was mainly due to an increase in staff costs which rose from (pound)12.6 million in fiscal 2000 to (pound)17.8 million in fiscal 2001 as the average number of staff employed rose from 291 to 364.

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

5.B. Liquidity and Capital Resources

     Cash generated by operations was (pound)13.3 million in fiscal 2002 compared to cash used by operations of (pound)1.1 million in fiscal 2001. Cash generation in fiscal 2002 was driven by lower business volumes resulting in reduced working capital needs but the Company also made very significant improvements in cash collection and credit control. Debtor days reduced from 71 at the end of fiscal 2001 to an average of 66 for fiscal 2002 and 53 by the end of fiscal 2002. Conversely, cash used in fiscal 2001 was due to increased working capital needs as revenues grew strongly and the impact of the working capital requirements of the Resource Management acquisition.

     Cash from investing activities was (pound)0.9 million compared to cash used in fiscal 2001 of (pound)8.3 million. The principal use of cash in fiscal 2002 was capital expenditure of (pound)1.1 million related primarily to the completion of e-business systems at S.Com, but this was more than offset by proceeds from capital disposals which raised (pound)2.3 million principally from the sale and leaseback of the Company's freehold property. The principal use of cash in fiscal 2001 was the payment of contingent consideration in respect of prior year acquisitions amounting to (pound)6.1 million and the purchase of property, plant and equipment amounting to (pound)2.4 million, principally investment in information technology systems in the communications technology and science businesses.

     The Company had no significant cash flows from financing activities in fiscal 2002 or fiscal 2001 other than the repayment or assumption of short term debt.

     On March 31, 2002 the Company had cash balances of (pound)5.6 million and no short term debt compared to cash of (pound)1.7m and short term debt of (pound)10.4m at March 31, 2001. The Company had available an undrawn line of credit of up to (pound)2.25 million repayable on demand under a secured bank overdraft facility on which interest is payable at the rate of 2.0% over base rate and expires on September 30, 2002. The Company also had available an undrawn confidential invoice discounting facility of (pound)2.8 million at 1.4% over base rate. The terms of the facility require the Company to satisfy a number of financial covenants one of which the Company had breached at March 31, 2002. The continued availability of this facility is therefore at the discretion of the provider until such time as the Company remedies all breaches. Management expects the Company's cash balances, facilities and borrowing capacity will be sufficient to fund the Company's anticipated cash requirements for at least the next twelve months. Cash requirements will principally comprise working capital in the event that the Company resumes significant growth.

     Future minimum lease payments under scheduled capital and operating leases that have initial or remaining noncancelable terms in excess of one year as of March 31, 2002 are as follows:

       Year ending March 31,                                                      Capital leases   Operating
                                                                                    (pound)'000      leases          Total
                                                                                                  (pound)'000      (pound)'000

       2003                                                                             153           688             841
       2004                                                                             153           526             679
       2005                                                                             153           369             522
       2006                                                                             153           160             313
       2007                                                                             153           126             279
       Thereafter                                                                     2,285           369           2,654

       Total minimum lease payments                                                   3,050         2,238           5,288
                                                                                      =====         =====           =====


5.C. Research and Development, Patents and Licenses, etc.

     Not applicable.

5.D. Trend Information

     The results of the Company for the first quarter of fiscal 2003 were released on July 25, 2002. Revenue was (pound)24.0 million, approximately even with the fourth quarter of fiscal 2002, and net income was breakeven.

     Since the end of fiscal 2002, the economic uncertainty in the telecommunications sector has remained with no signs of upturn in demand in the UK and continental Europe and only early signs of improvements in the US.

Revenue in the Communications Technology Division therefore fell 3% against the fourth quarter of fiscal 2002. In the Science Division, revenue was 5% up on the fourth quarter with strong growth achieved in the UK laboratory staffing business and in executive search with only the US clinical trials staffing business lagging the fourth quarter. In Interim Management, revenue was 6% below the fourth quarter but with business activity starting to return since the dramatic fall off on the third quarter of fiscal 2002.


Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The Directors and Executive Officers of the Company are:

Name                                                Age        Position

Board of Directors
        Benjamin P. Blackden(4)(5)...........        57        Non-Executive Chairman
        Andrew R. Dixey(3)(4)(5).............        52        Chief Executive
        Jerry C. Benjamin(1)(2)(3)...........        62        Non-Executive Director
        John C. Maynard(1)(2)(4).............        70        Non-Executive Director
        Thomas I. Unterberg(1)...............        71        Non-Executive Director

Other Subsidiary Executive Officers
        Neil Candeland.......................        44        Managing Director, S.Com
        Neil Methold.........................        38        Managing Director, SRG and The Woolf Group
        Peter Woods..........................        54        Managing Director, Euromedica
        Patrique Habboo......................        40        Managing Director, PS Interim

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

Other subsidiary executive officers

     Neil Candeland was appointed Managing Director of S.Com on September 1, 2001 having previously served as S.Com's Group Finance Director since May 2001. He has significant corporate experience in high technology industries in both the UK and US.

     Neil Methold was appointed Managing Director of the Science Recruitment Group on April 1, 2001 having previously served as General Manager and Finance Director. He has 11 years experience in the recruitment industry and held Divisional Finance Director positions at Michael Page Finance and Select Appointments before joining SRG. He was appointed Managing Director of the The Woolf Group on April 1, 2002.

     Dr. Peter Woods is Managing Director of Euromedica. A graduate in Physiology and Biochemistry he qualified as a doctor at Westminster Medical School. After practicing medicine for some years he began his business career at Smith & Nephew and has had senior appointments at BZW in healthcare research, at Fisons in corporate affairs and at Williams De Broe. He joined Euromedica in January 1997.

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

6.B. Compensation

     The Company paid its Board of Directors as a group (pound)929,122 for the year ended March 31, 2002 of which (pound)83,500 represented pension contributions and (pound)251,300 represented compensation for loss of office. An amount of (pound)277,500 was paid to the highest-compensated director.

     The Company normally contributes to personal pension plans of executive directors to a maximum of 10% of salary, so long as the director matches that amount. In the year ended March 31, 2002, the Company also paid (pound)55,000 to the personal pension plan of Benjamin P. Blackden. The Company does not provide pension, retirement or similar benefits to any directors past or present.

6.C. Board Practices

     The following table states the period served in office by each director from date of appointment through March 31, 2002:

         Name                        Period in Office

         Benjamin P. Blackden............    12 years
         Andrew R. Dixey.................      1 year
         Jerry C. Benjamin...............     4 years
         John C. Maynard.................     6 years
         Thomas I. Unterberg.............      1 year

     One third of directors retire by rotation at each annual general meeting and are immediately eligible for reappointment at that meeting. Directors' service contracts do not provide for any benefits upon termination of employment other than normal notice period provisions.

Audit Committee

     The members of the Company's audit committee are Jerry C. Benjamin (Chairman), Thomas I. Unterberg and John C. Maynard. The committee's purpose is to provide the Board with additional assurance that the Company's financial reporting is substantially accurate and presented in a timely and appropriate manner, and to ensure that the Board discharges its collective responsibilities with regard to financial control and reporting in a satisfactory manner. In doing so the committee will, among other things; confirm the appointment and remuneration of the external auditor; agree changes in the Company's accounting and treasury policies; monitor the Company's financial reporting process, internal control systems and procedures; review the Company's earnings releases and reported results prior to release on a quarterly and annual basis; meet with the external auditors from time to time to review the results of their audit and to discuss any management letter issues; follow-up the auditors' management letter to ensure that recommended actions on internal control issues are implemented.

Remuneration Committee

     The members of the Company's remuneration committee are John C. Maynard (Chairman), and Jerry C. Benjamin. The committee's purpose is to determine the remuneration of the Executive Directors and other subsidiary Executive Officers, to recommend to the Board the remuneration of the Non-Executive Directors and to undertake such other duties as the Board shall request. In doing so the Committee will, among other things; determine the remuneration of the Executive Directors and other subsidiary Executive Officers in all its forms; agree performance targets for any bonus programmes applicable to the Executive Directors and other subsidiary Executive Officers and; oversee the operation of the Company's share option schemes with particular reference to the granting of options to all employees and others under the schemes and any changes proposed to the rules of the schemes.

6.D. Employees

     The number of employees at the period end for the last three fiscal years were as follows:

                                                                      Fiscal Years Ended March 31,
                                                             Employed in the UK         Employed outside in the UK
                                                             ------------------         --------------------------
                                                        2002      2001       2000       2002       2001        2000
                                                        ----      ----       ----       ----       ----        ----
                                                         No.       No.        No.        No.        No.         No.
                                                         ---       ---        ---        ---        ---         ---

        Communications technology services.....           87       152        128         24         51          33
        Science services.......................          107       108         93         35         25          24
        Interim management services............           24        30         22          -          -           -
        Other..................................            8        11         13          -          -           -
                                                           -      ----       ----          -          -           -
                                                         226       301        256         59         76          57
                                                         --- -     --- -      ---         --         --          --

     None of the Company's employees is represented by a collective bargaining agreement. The Company believes that its employee relations are good.

6.E. Share Ownership

The number of shares owned by the directors as of June 30, 2002 were as follows:

                                          Ordinary 2p Shares     % of Class

B P Blackden                                    801,500              9.2%
A R Dixey                                        69,000              0.8%
J C Benjamin                                          -                 -
J C Maynard                                       2,000              0.0%
T I Unterberg                                    40,000              0.5%

Options over the Company's Ordinary 2p Shares have been granted to directors as follows:

                                                                                               Date from
                            April 1,                             June 30,       Exercise           which      Date of
                                2001     Granted   Exercised         2002          Price     exercisable       expiry

       B P Blackden           25,000           -           -       25,000       US$9.375        May 2000     May 2004
                              25,000           -           -       25,000      US$16.875        May 2001     May 2005
                              25,000           -           -       25,000       US$6.625        May 2002     May 2006

       A R Dixey               9,000           -           -        9,000        US$5.03       Nov. 2003    Nov. 2010
                             241,000           -           -      241,000       US$4.875       Oct. 2003    Oct. 2007
                                   -      90,000           -       90,000        US$2.71        May 2005     May 2009

       J C Benjamin           20,000           -           -       20,000      US$16.875        May 2001     May 2005
                              10,000           -           -       10,000       US$6.625        May 2002     May 2006

       J C Maynard            30,000           -           -       30,000    (pound)1.40       Feb. 1999    Feb. 2003

       T I Unterberg               -           -           -            -            N/a             N/a          N/a

T I Unterberg is also a partner in C E Unterberg Towbin. Warrants to purchase 200,000 Ordinary 2p Shares at $6.25 on or before April 30, 2006 were granted to C E Unterberg Towbin during the year.


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

1996 Option Plan

     The 1996 Option Plan comprises two parts, Part A, which has been approved by the U.K. Inland Revenue and Part B, which, not being eligible, is not so approved.

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

Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

     The following table sets forth information regarding the beneficial ownership of shares as of June 30, 2002 by each person known by the Company to own beneficially more than 5% of the outstanding shares and by all directors as a group.

Title of Class           Identity of Person or Group             Amount Owned               Percent of Class
--------------           ---------------------------             ------------               ----------------

Ordinary Shares          Benjamin P. Blackden                           801,500                         9.2%
Ordinary Shares          Michael A. Ashcroft                          1,615,400                        18.6%
Ordinary Shares          Board of Directors as a group                  912,500                        10.5%

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

7.B. Related Party Transactions

     In fiscal 2002, the Company paid C E Unterberg, Towbin, in which a director of the Company, T I Unterberg, is a partner, (pound)69,000 for investment banking services. The Company has not entered into any other related party transactions in the last three fiscal years.

7.C  Interests of Experts and Counsel

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

     8.A.8 Professional Staff has not paid dividends on its Ordinary Shares since its incorporation in 1990. The Board of Directors does not currently anticipate paying dividends in the foreseeable future. Management expects that all available cash from operations will be used to meet the Company's projected working capital and other expenditure requirements, including those related to its expansion plans.

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

8.B. Significant Changes

     The Company's unaudited results for the first quarter of fiscal 2002 were filed on Form 6-K on July 25, 2002.

Item 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

     The following table shows, for the calendar periods indicated, the reported highest and lowest middle market quotations for the Company's ADSs on the Nasdaq National Market, based on the highest and lowest sales prices of the ADSs.

                                                                                                    High      Low
                                                                                                     ($ per ADR)
   Annual information for the past five years
   2001....................................................................................         6.06     2.00
   2000....................................................................................         8.18     4.00
   1999....................................................................................         8.75     5.00
   1998....................................................................................        19.50     6.38
   1997....................................................................................        18.25     8.25

   Quarterly information for the past two years
   2002
   Second Quarter..........................................................................         2.93     2.00
   First Quarter...........................................................................         2.65     2.00
     2001
   Fourth Quarter..........................................................................         2.91     2.01
   Third  Quarter..........................................................................         4.95     2.00
   Second Quarter..........................................................................         5.45     4.15
   First Quarter...........................................................................         6.06     4.13
   2000
   Fourth Quarter..........................................................................         5.94     4.75
   Third  Quarter..........................................................................         8.18     4.06


   Monthly information for most recent six months
   June 2002...............................................................................         2.55     2.00
   May 2002................................................................................         2.81     2.55
   April 2002..............................................................................         2.93     2.60
   March 2002..............................................................................         2.65     2.20
   February 2002...........................................................................         2.20     2.00
   January 2002............................................................................         2.40     2.01

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

     Not applicable.

10.B. Memorandum and Articles of Association

The principal terms of the Company's memorandum and articles of association are as follows:

1.   Professional Staff plc is a company registered in England Number 2459997

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

10.E. Taxation

     The following discussion summarizes the material U.K. tax consequences and U.S. federal income tax consequences of the ownership and disposition of Ordinary Shares represented by ADSs evidenced by ADRs by a beneficial owner of ADSs that is (i) a citizen or individual resident of the United States, (ii) a corporation organized under the laws of the United States or any state thereof or the District of Columbia or (iii) otherwise subject to U.S. federal income tax on a net income basis in respect of the Ordinary Shares or ADSs (a "U.S. Holder"). This summary applies only to U.S. Holders who will hold ADSs as capital assets. This summary is based (i) upon current U.K. tax law and U.S. law, and U.K. Inland Revenue and U.S. Internal Revenue Service practice, (ii) upon the United Kingdom-United States Income Tax Convention as in effect on the date of this Annual Report (the "Treaty") and the United Kingdom-United States Convention relating to estate and gift taxes as in effect on the date of this Annual Report (the "Estate Tax Treaty"), and (iii) in part upon representations of the Depositary and assumes that each obligation provided for in or otherwise contemplated by the Deposit Agreement and any related agreement will be performed in accordance with their respective terms.

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

     Holders of Ordinary Shares or ADSs should consult their own tax advisors as to the consequences under foreign, U.S. state and local, and other laws, of the ownership and disposition of ADSs. For U.S. federal income tax purposes, U.S. Holders of ADSs will be treated as owners of the underlying Ordinary Shares attributable thereto and this discussion of U.S. federal income tax consequences to U.S. Holders of ADSs applies as well to U.S. Holders of Ordinary Shares.

     U.S. Holders should be aware that the United States and the United Kingdom signed a new convention on July 24, 2001 (the "New Convention"), the provisions of which will only enter in force when and if the New Convention has completed its passage through the U.K. Parliament and the U.S. senate and has been ratified by both governments. Certain issues regarding the New Convention are being discussed currently in further consultations between the U.K and U.S tax authorities. If the New Convention becomes effective in its current form, the rules regarding U.K. tax credits and corresponding U.S federal income tax gross-ups will change, among others. You should consult your own tax advisor concerning the potential application of the New Convention.

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

     Subject to certain complex limitations and only to the extent of the related tax credit amount, the 15% U.K. withholding tax will be treated for U.S. tax purposes as a foreign tax that may be claimed as a foreign tax credit against the U.S. federal income tax liability of the U.S. Holder. Dividends distributed by the Company will generally be categorized as "passive income" or, in the case of certain holders, as "financial services income," for purposes of computing allowable foreign tax credits for U.S. tax purposes. The rules relating to the determination of the foreign tax credit are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available. In lieu of claiming a credit, a U.S. Holder that does not claim any foreign tax credits may claim a deduction for foreign taxes paid in the taxable year. A deduction does not reduce U.S. tax on a dollar for dollar basis like a tax credit. The deduction, however, is not subject to the limitations described above.

Taxation of Capital Gains

     A U.S. Holder will, upon the sale or exchange of an ADS, recognize a gain or a loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder's adjusted tax basis in the ADS. Such gain or loss will be a capital gain or loss if the ADS was a capital asset in the hands of the U.S. Holder. Such gain or loss will generally be treated as U.S. source gain or loss. In the case of a U.S. Holder who is an individual, capital gains will generally be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deduction of capital losses is subject to significant limitations.

     The surrender of ADSs in exchange for Shares will not be a taxable event for U.S. federal income tax purposes. Accordingly, U.S. Holders will not recognize any gain or loss upon such surrender.

Passive Foreign Investment Company ("PFIC")

     The Company currently does not believe it is a PFIC for U.S. federal income tax purposes. However, that is a matter which must be determined annually as of the close of each fiscal year and therefore is subject to change. If the Company were to become a PFIC, the tax treatment of U.S. holders would change materially. U.S. holders are urged to consult their tax advisers regarding possible consequences of PFIC status.

United States Information Reporting and Backup Withholding

     Dividend payments with respect to ADSs and proceeds from the sale, exchange or redemption of ADSs may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 30%. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. Persons required to establish their exempt status generally must provide such certification on IRS Form W-9 (Request for Taxpayer Identification Number and Certification) in the case of U.S. persons and on IRS Form W-8 BEN (Certificate of Foreign Status of Beneficial Owner) in the case of non-U.S. persons.

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

10.F Dividends and paying agents

     Not applicable.

10.G Statement by experts

     Not applicable.

10.H Documents on display

     The documents referred to in this report can be read at the U.S. Securities and Exchange Commission's public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511.

10.I Subsidiary Information

     Not applicable.

Item 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Company is exposed to certain market risks arising from transactions in the normal course of business, principally risks associated with interest rate and foreign currency fluctuations. The Company is exposed to interest rate risk on its cash or short term debt and to foreign currency risk from the translation of foreign operations into Sterling and on foreign currency working capital. The Company's interest rate and currency profile of financial liabilities and assets was as follows:

       At March 31,                                                                             2002          2001
                                                                                            (pound)'000   (pound)'000
       Floating rate financial liabilities
         Currency
           Sterling                                                                                   -        1,092
           US$                                                                                    3,505        5,257
           Euro                                                                                     541        4,001

                                                                                                  4,046       10,350
           less offsettable Sterling financial assets                                            (4,046)           -

       Gross financial liabilities                                                                    -       10,350
                                                                                                  ======      ======

     Financial liabilities comprise bank overdrafts and amounts due under confidential invoice discounting arrangements. Interest on floating rate liabilities is based on the relevant national bank base rate. Interest rate risks on these liabilities are not hedged.

       At March 31,                                                                             2002          2001
                                                                                            (pound)'000   (pound)'000
       Non-interest bearing financial assets
         Currency
           Sterling                                                                               8,291            -
           US$                                                                                      742        1,227
           Euro                                                                                     620          443
                                                                                                  -----        -----
                                                                                                  9,653        1,670
           less offsettable US$ and Euro financial liabilities                                   (4,046)           -
                                                                                                  -----        -----
       Gross financial assets                                                                     5,607        1,670
                                                                                                  =====        =====

     Financial assets comprise cash at bank and in hand. Non-interest bearing assets are fully liquid and have no maturity period.

     The Company's net interest expense, being based upon floating base rates, is sensitive to variations in those rates. An increase or decrease in base rates would have a proportionate affect on the Company's net interest expense.

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


Item 18.   FINANCIAL STATEMENTS

     The following financial statements together with the report of Deloitte & Touche thereon are filed as part of this Annual Report:

         Report of Independent Auditors ...................................F1
         Consolidated Statements of Income and Comprehensive Income .......F3
         Consolidated Balance Sheets ......................................F4
         Consolidated Statements of Shareholders' Equity ..................F5
         Consolidated Statements of Cash Flows ............................F6
         Notes to the Financial Statements.................................F8


Item 19.   EXHIBITS

     1. The articles of incorporation, or association, and by-laws, or comparable instruments, as currently in effect.

     2.   Deposit Agreement.

     3.   Not applicable.

     4.   Not applicable.

     5.   Not applicable.

     6.   See notes to the consolidated financial statements.

     7.   Not applicable.

     8.   See Item 4C.

     9.   Not applicable.

     10. Certificate concerning compliance of this Annual Report with the requirements of Section 13(a) of the Securities and Exchange Act of 1934 and the presentation of the financial condition and results of operations of Professional Staff plc.

                                   SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities and Exchange Act 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.




                                      PROFESSIONAL STAFF PLC




                                      By:    /s/ Andrew Dixey
                                         --------------------------------------
                                            Andrew Dixey
                                            Chief Executive Officer






Date:  July 31, 2002

PROFESSIONAL STAFF PLC


Consolidated Financial Statements for the years ended March 31, 2002, 2001 and 2000 and Report of Independent Accountants

CONTENTS                                                           Page





Report of independent accountants                                     1



Consolidated statements of income and comprehensive income            3



Consolidated balance sheets                                           4



Consolidated statements of shareholders' equity                       5



Consolidated statements of cash flows                                 6



Notes to consolidated financial statements                            8

REPORT OF INDEPENDENT ACCOUNTANTS



The Board of Directors and Shareholders of

Professional Staff plc
Slough, England



We have audited the accompanying consolidated balance sheet of Professional Staff plc and subsidiaries (the "Company") as of March 31, 2002, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for the year ended March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2002, and the results of its operations and cash flows for the year ended March 31, 2002 in conformity with accounting principles generally accepted in the United States of America.



PricewaterhouseCoopers

Chartered Accountants
London
England

July 15, 2002

REPORT OF INDEPENDENT ACCOUNTANTS



The Board of Directors and Shareholders of

Professional Staff plc
Slough, England



We have audited the accompanying consolidated balance sheet of Professional Staff plc and subsidiaries (the "Company") as of March 31, 2001, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the two years in the period ended March 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2001, and the results of its operations and cash flows for each of the two years in the period ended March 31, 2001 in conformity with accounting principles generally accepted in the United States of America.



Deloitte & Touche

Chartered Accountants
Bracknell
England

June 22, 2001

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
Years ended March 31, 2002, 2001 and 2000

                                                                Note                   2002           2001            2000
                                                                                (pound)'000    (pound)'000     (pound)'000

Revenue                                                                             116,101        146,656        120,410

Direct cost of revenue                                                               90,501        111,686         91,766
                                                                                    -------        -------        -------
Gross profit                                                                         25,600         34,970         28,644

Selling, general and administrative expenses                                         25,798         29,745         21,260

Depreciation of property, plant & equipment                                           1,516          1,540          1,273

Amortization of goodwill                                                              1,210          1,145          1,008

Impairment of goodwill                                            10                  8,750              -              -
                                                                                    -------        -------        -------
Operating (loss) / income                                                           (11,674)         2,540          5,103

Other income / (expense)
  Interest and other income                                        8                    128            446             35
  Interest and other expense                                       8                   (891)        (1,122)          (684)
                                                                                    -------        -------        -------
(Loss) / income before income taxes                                                 (12,437)         1,864          4,454

Provision for income taxes                                         5                   (512)         1,115          1,561
                                                                                    -------        -------        -------

Net (loss) / income                                                                 (11,925)           749          2,893
                                                                                    =======        =======        =======

Earnings Per Share Data                                            2

Basic (loss) / earnings per share                                                   ((pound)1.37)   (pound)0.09    (pound)0.34
No. of shares used in computation (`000)                                              8,700          8,672          8,577
                                                                                    =======         ======         ======
Diluted (loss) / earnings per share                                                 ((pound)1.37)   (pound)0.08    (pound)0.33
No. of shares used in computation (`000)                                              8,700          8,911          8,842
                                                                                    =======         ======          =====



COMPREHENSIVE INCOME                                                            (pound)'000    (pound)'000    (pound)'000

  Net (loss) / income                                                               (11,925)           749          2,893
  Foreign currency translation adjustment                                               (35)           374            (16)
                                                                                    -------        -------        -------

  Comprehensive income                                                              (11,960)         1,123          2,877
                                                                                    =======        =======        =======


See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
March 31, 2002 and 2001

                                                                       Note                       2002            2001
                                                                                               (pound)'000    (pound)'000
ASSETS

Current assets
  Cash and cash equivalents                                                                       5,607        1,670
  Accounts receivable (net of allowance for doubtful
  debts of(pound)508,000 in 2002 and(pound)1,664,000 in 2001)                                    10,770       24,969
  Unbilled accounts receivable                                            1                       3,458        8,633
  Prepaid expenses                                                                                  363          934
  Other receivables                                                                                 359          514
  Income taxes                                                                                      439            -
  Deferred income taxes                                                   5                         410          250
                                                                                                 ------       ------
Total current assets                                                                             21,406       36,970

Property and equipment, net                                               3                       3,451        4,543
Goodwill (net of accumulated amortization of
  (pound)3,931,000 in 2002 and(pound)2,721,000 in 2001)                                          23,680       33,461
Other assets                                                                                          3            3
                                                                                                 ------       ------
TOTAL ASSETS                                                                                     48,540       74,977
                                                                                                 ======       ======
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
  Bank overdraft                                                          7                           -       10,350
  Accounts payable                                                                                1,563        2,807
  Accrued cost of services                                                                        2,682        6,197
  Accrued liabilities                                                                             2,302        2,614
  Income tax payable                                                                                  -          105
  Sales and payroll taxes                                                                         2,022        2,457
  Short term portion of capital lease
  obligation                                                              7                          45            -
                                                                                                 ------       ------

Total current liabilities                                                                         8,614       24,530

Long term liabilities
  Long term portion of capital lease obligation                           7                       1,662            -
  Deferred income taxes                                                   5                           -          160
                                                                                                 ------       ------
TOTAL LIABILITIES                                                                                10,276       24,690
                                                                                                 ------       ------
Commitments and contingencies                                                                         -          100
                                                                                                 ------       ------
Shareholders' equity
  Ordinary shares, 2p par value:
  Authorised shares - 24,000,000 in 2002 and 2001
  Issued & outstanding shares - 8,708,131 in 2002 and 8,678,131 in 2001                             174          173
  Additional paid-in capital                                                                     37,896       37,860
  Cumulative translation adjustments                                                                323          358
  Retained earnings                                                                                (129)      11,796
                                                                                                 ------       ------
Total shareholders' equity                                                                       38,264       50,187
                                                                                                 ------       ------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                       48,540       74,977
                                                                                                 ======       ======

See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                            Additional    Cumulative
                                                Ordinary        Ordinary      paid-in     translation    Retained
                                                   shares        shares       capital     adjustment     earnings      Total
                                                 No.'000      (pound)'000   (pound)'000   (pound)'000  (pound)'000  (pound)'000

 BALANCE AT APRIL 1, 1999                          8,496          170        37,706             -         8,177       46,053
 Ordinary share options exercised                    126            2            93             -             -           95
 Ordinary shares repurchased                           -            -             -             -           (23)         (23)
 Foreign currency translation adjustment               -            -             -           (16)            -          (16)
 Net income                                            -            -             -             -         2,893        2,893
                                                   -----        -----        ------         -----       -------       ------
 BALANCE AT MARCH 31, 2000                         8,622          172        37,799           (16)       11,047       49,002
 Ordinary share options exercised                     56            1            61             -             -           62
 Foreign currency translation adjustment               -            -             -           374             -          374
 Net income                                            -            -             -             -           749          749
                                                   -----        -----        ------         -----       -------       ------
 BALANCE AT MARCH 31, 2001                         8,678          173        37,860           358        11,796       50,187
 Ordinary share options exercised                     30            1            36             -             -           37
 Foreign currency translation adjustment               -            -             -           (35)            -          (35)
 Net loss                                              -            -             -             -       (11,925)     (11,925)
                                                   -----        -----        ------         -----       -------       ------
 BALANCE AT MARCH 31, 2002                         8,708          174        37,896           323          (129)      38,264
                                                   =====        =====        ======         =====       =======       ======


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended March 31, 2002, 2001 and 2000

                                                                                2002              2001         2000
                                                                            (pound)'000       (pound)'000   (pound)'000
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) / income                                                               (11,925)          749         2,893
Adjustments to reconcile net income to net cash from / (used for)
  operating activities:
Depreciation of property, plant & equipment                                         1,516         1,540         1,273
Amortisation of goodwill                                                            1,210         1,145         1,008
Impairment of goodwill                                                              8,750             -             -
Loss / (profit) on disposal of property and equipment                                  47            13           (40)
Bad debt expense                                                                      434         1,189           207
Changes in assets and liabilities, net of effects of acquisitions
  Accounts receivable                                                              13,765        (2,180)        2,410
  Unbilled accounts receivable                                                      5,175        (7,465)          986
  Prepaid expenses                                                                    571          (435)           38
  Other receivables                                                                   155           455        (1,263)
  Accounts payable                                                                 (1,244)       (1,113)        1,281
  Accrued cost of services                                                         (3,515)        6,197             -
  Accrued liabilities                                                                (310)         (901)       (2,852)
  Deferred income taxes                                                              (320)          (91)            -
  Income taxes payable                                                               (544)         (792)       (1,360)
  Other sales and payroll taxes                                                      (435)          615          (161)
                                                                                   ------        ------        ------
Net cash from / (used for) operating activities                                    13,330        (1,074)        4,420
                                                                                   ------        ------        ------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment                                          (1,114)       (2,397)       (2,203)
Proceeds from sale of property and equipment                                        2,346           446           233
Acquisition of businesses, net of cash acquired                                      (307)       (6,382)       (3,781)
                                                                                   ------        ------        ------
Net cash from / (used for) investing activities                                       925        (8,333)       (5,751)
                                                                                   ------        ------        ------
CASH FLOWS FROM FINANCING ACTIVITIES
Net (decrease) / increase in bank credit facilities                               (10,350)       10,036           314
Ordinary share options exercised                                                       37            62            95
Repurchase of ordinary shares                                                           -             -           (23)
Payments under capital lease obligations                                                -          (109)          (55)
                                                                                   ------        ------        ------
Net cash (used for) / from financing activities                                   (10,313)        9,989           331
                                                                                   ------        ------        ------

Effect of exchange differences on cash                                                 (5)           50             6
                                                                                   ------        ------        ------

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS                              3,937           632          (994)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                        1,670         1,038         2,032
                                                                                   ------        ------        ------
CASH AND CASH EQUIVALENTS, END OF YEAR                                              5,607         1,670         1,038
                                                                                   ======        ======        ======


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended March 31, 2002, 2001 and 2000

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION                             2002           2001          2000
                                   (pound)'000    (pound)'000   (pound)'000

Interest paid                            543          388           114
                                       =====        =====         =====
Income taxes paid                        377        1,998         2,921
                                       =====        =====         =====

Included in Cash flows from investing activities are payments totalling (pound)307,000 (2001 payments of (pound)6,093,000 and 2000 payments of (pound)3,496,000) made in respect of acquisitions completed in prior years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended March 31, 2002, 2001 and 2000

1. BASIS FOR PRESENTATION OF THE FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

     Nature of business

     Professional Staff plc and its subsidiaries (the 'Company') primarily operate in the communications technology, science and interim management sectors of the temporary staffing and recruitment industries in the United Kingdom, United States of America and Continental Europe.

     Basis for consolidation

     The consolidated financial statements include the financial statements of Professional Staff plc and all of its subsidiaries. Professional Staff plc and its major subsidiaries are incorporated in Great Britain except for The Woolf Group, Inc. and S.Com, Inc. which are incorporated in the United States of America, S.Com Computer Systems Engineers GmbH and Euromedica Executive Search GmbH which are incorporated in Germany and Euromedica SARL which is incorporated in France. All significant intercompany transactions, profits and balances have been eliminated on consolidation.

     For foreign subsidiaries, the local foreign currency is the functional currency. Assets and liabilities are translated at the rate of exchange existing at the balance sheet date. Translation gains and losses are included as a component of shareholders' equity. Income statement amounts are translated at the average monthly exchange rates.

     Use of estimates

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Reclassifications

     Certain reclassifications have been made to the fiscal 2001 comparatives to conform with the financial presentation for fiscal 2002. These reclassifications have no effect on previously reported results of operations or shareholders' equity.

     Currency

     These consolidated financial statements are stated in United Kingdom pounds sterling which is also the primary functional currency of the Company.

     SIGNIFICANT ACCOUNTING POLICIES

     Property, plant and equipment

     Property, plant and equipment is stated at historical cost less depreciation. Depreciation is calculated using the straight-line method over the estimated useful life of the asset. Repairs and maintenance are charged to expense as incurred. Freehold land is not depreciated; freehold buildings are depreciated over an estimated useful life of 40 years; fixtures, fittings and equipment are depreciated over estimated useful lives ranging from 3 to 10 years and motor vehicles are depreciated over an estimated useful life of 4 years. The Company capitalises the cost of internal use software obtained from third parties and amortises these assets over 3 years. The Company periodically evaluates the recoverability of property, plant and equipment and takes into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended March 31, 2002, 2001 and 2000


1. BASIS FOR PRESENTATION OF THE FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Goodwill and other intangible assets

     Goodwill arising on business acquisitions consists of the excess of cost over the fair value of net assets acquired and is amortized using the straight-line method over its expected useful life. The amortization period has been assessed for each acquisition at thirty years. The Company periodically evaluates the recoverability of goodwill and takes into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists. In the event that an impairment is identified, measurement is determined on a discounted cash flow basis.

     The Company adopted SFAS No. 141, "Business Combinations," which requires all business combinations completed subsequent to June 30, 2001 to be accounted for using the purchase method. Although the purchase method generally remains unchanged, this standard also requires that acquired intangible assets should be separately recognized if the benefit of the intangible assets are obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented or exchanged, regardless of the acquirer's intent to do so. Intangible assets separately identified must be amortized over their estimated economic life.

     The Company has accounted for previous acquisitions under the purchase method and the related excess of purchase price over net assets was mainly goodwill, therefore, the adoption of this statement did not have a material impact on the Consolidated Financial Statements.

     During June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which prohibits the amortization of goodwill or identifiable intangible assets with an indefinite life for fiscal years beginning after January 1, 2002. Rather, goodwill will be subject to impairment reviews by applying a fair-value-based test at the reporting unit level. An impairment loss will be recorded for any goodwill that is determined to be impaired. Management is assessing the impact of FAS 142.

     Fair values of financial instruments

     The carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate to fair value as at March 31, 2002 and 2001, due to the short maturities of such instruments.

     Cash and Cash Equivalents

     Cash and cash equivalents include cash on hand and amounts due from banks with original maturities of three months or less.

     Credit risk

     Financial instruments which potentially subject the Company to concentrations of credit risk are cash, cash equivalents and accounts receivable. The Company attempts to limit its credit risk associated with cash and cash equivalents by placing the Company's cash and cash equivalents with highly rated corporate and financial institutions. With respect to accounts receivable, the Company limits its credit risk by performing ongoing credit evaluations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended March 31, 2002, 2001 and 2000

1. BASIS FOR PRESENTATION OF THE FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Revenue recognition

     The Company derives its revenues from the supply of temporary workers on a time and materials basis and from fees for permanent placement and other recruitment related activities. The Company recognizes staffing revenue as services are rendered. Services rendered are estimated based on timesheets received. Where, at a period end, no timesheet has been received, revenue is recognized as unbilled revenue based on management's estimate of services rendered, after making an allowance for absenteeism of temporary workers, based on historic rates for illness, vacation, early termination or any other reason. Unbilled revenue is reviewed monthly by management to assess its recoverability. Any unbilled revenue which has not been validated within three months of the period end is fully reserved. Permanent placement fees for retained searches are typically recognised over the course of the assignment. Fees for contingent services are recognised upon candidate acceptance or start date.

     Direct cost of revenue

     Direct cost of revenue consists primarily of compensation payable to temporary workers on a time and materials basis, related payroll taxes and direct expenses billable to clients. Costs for staffing services rendered but not validated are accrued each period as Accrued cost of services.

     Advertising Costs

     All advertising costs are expensed as incurred.

     Income taxes

     Income tax expense includes United Kingdom and international income taxes. Deferred taxes are recorded on temporary differences at the enacted tax rate expected to be in effect when the temporary differences reverse. Deferred tax assets are recognised net of a valuation allowance where it is more likely than not that the deferred tax benefit will be realised.

     Stock-Based Compensation

     The Company applies the principles of APB No. 25, "Accounting for Stock Issued to Employees," as discussed in note 4 to the consolidated financial statements. Disclosures required by SFAS No. 123, "Accounting for Stock-Based Compensation" has been included in note 4.

     Retirement plans

     The Company contributes to certain employees' personal defined contribution plans. These contributions are charged to the income statement as they are payable. The aggregate cost was (pound)405,000, (pound)387,000, and (pound)296,000 for the three years ended March 31, 2002, 2001 and 2000 respectively.

     Foreign exchange

     Transactions of the Company denominated in foreign currencies are recorded at the rates of exchange ruling at the date of transactions. Monetary assets and liabilities in foreign currencies at the balance sheet date are translated at the closing rates of exchange at that date. Any differences are dealt with in the income statement.

     Leases

     Assets held under finance leases are capitalised at their fair value on the inception of the lease and depreciated over their estimated useful lives. Finance charges are allocated over the period of the lease in proportion to the capital amount outstanding. Rentals under operating leases are charged to the income statement in equal annual amounts over the lease term.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended March 31, 2002, 2001 and 2000

2.   EARNINGS PER SHARE

     Basic earnings per share is computed on the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share includes the dilutive effect of share options using the treasury stock method.

     The following table summarizes the computations of share amounts used in the computation of earnings per share presented in the accompanying income statements.

       For the year ended March 31,                                                 2002          2001         2000
                                                                                    '000          '000          '000
       Basic earnings per share:
       Weighted average number of ordinary shares
         outstanding during the period                                              8,700         8,672         8,577
                                                                               ===========   ===========  ===========
       Diluted earnings per share:
       Weighted average number of ordinary shares
         outstanding during the period                                              8,700         8,672         8,577
       Dilutive effect of options                                                     119           239           265
       Exclude anti -dilutive options                                                (119)            -             -
                                                                                    -----         -----         -----
       Total fully diluted securities considered outstanding
         during the year                                                            8,700         8,911         8,842
                                                                               ===========   ===========  ===========

                                                                               (pound)'000   (pound)'000  (pound)'000

       Net (loss) / income                                                        (11,925)          749         2,893
                                                                                   ======         =====         =====
       Basic (loss) / earnings per share                                     (pound)(1.37)  (pound)0.09   (pound)0.34
                                                                                   ======         =====         =====
       Diluted (loss) / earnings per share                                   (pound)(1.37)  (pound)0.08   (pound)0.33
                                                                                   ======         =====         =====



     Options to purchase 1,576,000 shares (2001 - 989,000 shares and 2000 1,123,000 shares) at exercise prices ranging from $4.40 to $16.88 and warrants to purchase 200,000 shares at $6.25 were outstanding at March 31, 2002, but have not been included in the calculation of diluted earnings per share because the exercise prices were greater than the average market price of the ordinary shares.

3.   PROPERTY, PLANT AND EQUIPMENT

       At March 31,                                        2002          2001
                                                     (pound)'000    (pound)'000

      Land and buildings                                  1,018        1,018
      Motor vehicles                                        355        1,369
      Fixtures, fittings and equipment                    6,414        5,795
                                                         ------       ------
                                                          7,787        8,182
      Less: accumulated depreciation                     (4,336)      (3,639)
                                                         ------       ------
      Property and equipment, net of accumulated
         depreciation                                     3,451        4,543
                                                         ======       ======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended March 31, 2002, 2001 and 2000


3.   PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

     Accumulated software costs capitalised were (pound)840,000 and (pound)463,000 at March 31, 2002 and 2001, respectively.

     Included in land and buildings are capitalised leased assets with cost of (pound)1,018,000 and net book value of (pound)921,000 and included in fixtures, fittings and equipment are capitalised leased assets with cost of (pound)238,000 and net book value of (pound)101,000.

     During the year, land & buildings and associated fixtures with net book value of (pound)1,022,000 were sold and leased back. The Company received (pound)1,800,000 in cash for this property and committed to a capital lease for a period of 20 years. A deferred gain of (pound)685,000 will be released to the income statement over the period of the lease and will be offset against the annual lease rental charge.

4.   SHARE OPTION PLANS

     The Company operates a share option plan for directors, officers and employees. Options are granted at the discretion of the remuneration committee of the Board of Directors. The options vest over 3 years and are generally exercisable for a further 4 to 7 years from the end of the 3 year vesting period. Exercise price is the market price at the date of grant.

     The following table summarizes the option activity under the share option plans.

     For the year ended March 31,                          2002         2001           2000
                                                            No.          No.            No.

       Options outstanding, beginning of period           1,971,811     1,508,109    1,426,855
       Options granted                                      100,000       720,000      629,000
       Options exercised                                    (30,000)      (55,924)    (126,484)
       Options cancelled                                   (389,668)     (201,004)    (421,262)
                                                          ---------     ---------    ---------
       Options outstanding, end of period                 1,652,143     1,971,811    1,508,109
                                                          =========     =========    =========
       Options exerciseable, end of period                  709,683       476,680      385,000
                                                          =========     =========    =========

       Weighted-average exercise price per share:
       Options granted                                        $3.81         $4.99        $6.73
       Options exercised                                      $1.70         $1.68        $1.33
       Options cancelled                                      $7.68        $10.35       $10.45
       Options outstanding, end of period                     $6.12         $6.45        $7.54
                                                          =========     =========    =========
       Options exerciseable, end of period                    $7.10         $3.80        $1.47
                                                          =========     =========    =========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended March 31, 2002, 2001 and 2000


4.   SHARE OPTION PLANS (CONTINUED)

     Options outstanding and exerciseable at March 31, 2002 are as follows:

                                                 Outstanding                              Exerciseable
                                                                 Weighted                                  Weighted
                                                                  average                                   average
                                                                remaining                                 remaining
       Exercise price                                Number          life                      Number          life
                                                                 (months)                                  (months)

       $0.00   - $5.00                               928,500         52                     307,500            18
       $5.01   - $10.00                              548,830         44                     227,370            47
       $10.01 - $16.88                               174,813         46                     174,813            46
                                                   ---------         --                     -------            --
                                                   1,652,143         51                     709,683            34
                                                   =========         ==                     =======            ==


     The Company has also issued warrants to purchase 200,000 ordinary shares at $6.25 expiring on 30 April 2006.

     The Company accounts for its share plans in accordance with APB Opinion 25 and related Interpretations. Accordingly, no compensation cost related to these plans was charged against earnings in 2002, 2001 and 2000. Had the Company determined compensation expense consistent with the method of Statement of Financial Accounting Standards No.123 "Accounting for Stock-based Compensation", ("SFAS 123") the Company's net (loss) / income and (loss) / earnings per share would have been increased or reduced to the proforma amounts indicated below:

       For the year ended March 31,                                                2002         2001          2000
                                                                                (pound)'000  (pound)'000   (pound)'000

       Net (loss) / income                                  as reported           (11,925)          749        2,893
                                                              pro forma           (12,215)          574        2,638
                                                                                  ========          ===        =====

       Basic (loss) / earnings per share                    as reported        (pound)(1.37)  (pound)0.09  (pound)0.34
                                                              pro forma        (pound)(1.40)  (pound)0.07  (pound)0.31

       Diluted (loss) / earning per share                   as reported        (pound)(1.37)  (pound)0.08  (pound)0.33
                                                              pro forma        (pound)(1.40)  (pound)0.06  (pound)0.30

     The fair value of options granted was estimated using the Black-Scholes option-pricing model assuming no dividends and using the following weighted average assumptions:

                                                                                   2002          2001          2000

       Risk-free interest rate                                                      4.5%          4.5%          4.8%
       Expected term                                                              3 years       3 years       3 years
       Volatility                                                                  40%           40%           40%
       Weighted-average fair value per share for options granted during
         the year                                                                  $1.22         $1.60         $2.18
                                                                                   =====         =====         =====

     Limitations on the effectiveness of the Black-Scholes option valuation model are that it was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable and that the model requires the use of highly subjective assumptions including expected share price volatility. Because the Company's share-based awards to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its share-based awards.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended March 31, 2002, 2001 and 2000

5.   INCOME TAXES

     The components of income before income taxes were:




       At March 31,                                                             2002         2001          2000
                                                                            (pound)'000  (pound)'000   (pound)'000

       United Kingdom                                                          (8,893)        1,732        4,267
       Outside United Kingdom                                                  (3,544)          132          187
                                                                               ------         -----        -----
                                                                              (12,437)        1,864        4,454
                                                                              =======         =====        =====


       The provision for income taxes consists of:




       At March 31                                                               2002         2001          2000
                                                                            (pound)'000  (pound)'000   (pound)'000

       Current:
       - United Kingdom                                                            -           872        1,507
       - Foreign                                                                (156)          333           54
                                                                               ------         -----        -----
       Total current                                                            (156)        1,205        1,561
                                                                               ------         -----        -----
       Deferred:
       - United Kingdom                                                         (257)            -            -
       - Foreign                                                                 (99)          (90)           -
                                                                               ------         -----        -----
       Total deferred                                                           (356)          (90)           -
                                                                               ------         -----        -----
       Total provision                                                          (512)         1,115        1,561
                                                                               ======         =====        =====

       A reconciliation between taxes computed at the United Kingdom statutory rate of 30% and the consolidated effective rate is as follows:



       At March 31,                                                            2002         2001          2000
                                                                           (pound)'000  (pound)'000   (pound)'000

       Expected income tax provision at 30%                                   (3,731)          559        1,337
       Difference in tax rate in respect of overseas' taxes                     (177)          214           48
       Amortization of goodwill not tax deductible                             2,873           245          217
       Expenses not deductible for tax purposes                                   75           147           51
       Net operating losses not recognised                                       477             -            -
       Other                                                                     (29)          (50)         (92)
                                                                              ------         -----        -----

       Actual income tax provision                                              (512)        1,115        1,561
                                                                              ======         =====        =====
       Effective tax rate                                                       4.1%         59.8%        35.0%
                                                                              ======         =====        =====


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended March 31, 2002, 2001 and 2000


5.   INCOME TAXES (CONTINUED)

     Deferred taxes, detailed below, recognize the impact of temporary differences between the amounts of assets and liabilities recorded for financial statement purposes and such amounts measured in accordance with tax laws. Deferred income taxes are recorded on temporary differences at the tax rates expected to be in effect when the temporary differences reverse. Temporary differences, which gave rise to the deferred tax assets and liabilities at 31 March, are as follows:


                                                                                                    2002         2001
                                                                                                (pound)'000  (pound)'000
       Current future income tax benefits / (expense)
         Interest expense                                                                             -          192
         Other timing differences                                                                   (12)          58
                                                                                                 ------        -----
                                                                                                    (12)         250
                                                                                                 ------        -----
       Non-current future income tax benefits (expense)
         Depreciation and amortisation                                                              490         (160)
         Net operating losses                                                                     1,022          155
         Valuation allowance                                                                     (1,090)        (155)
                                                                                                 ------        -----
                                                                                                    422         (160)
                                                                                                 ------        -----
       Total deferred income tax asset                                                              410           90
                                                                                                 ======        =====

     A valuation allowance has been recorded at March 31, 2002, as management believes that realization of certain loss carryforwards and other deferred tax assets is unlikely. Realization of the tax loss carryforwards, some of which expire between 2020 and 2022, and others which have no expiration, is contingent on future taxable earnings in the appropriate jurisdictions. Valuation allowances have been recorded for these and other asset items, which may not be realized. Each carryforward item is reviewed for expected utilization, using a "more likely than not" approach, based on the character of the carryforward item (loss, credit, etc.), the associated taxing jurisdiction, the relevant history for the particular item, the applicable expiration dates, operating projects that would impact utilization, and identified actions under the control of the Company in realizing the associated carryforward benefits. The Company assesses the available positive and negative evidence surrounding the recoverability of the deferred tax assets and applies its judgment in estimating the amount of valuation allowance necessary under the circumstances. The Company continues to assess and evaluate strategies that will enable the carryforwards, or portion thereof, to be utilized, and will reduce the valuation allowance appropriately for each item at such time when it is determined that the "more likely than not" approach is satisfied.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended March 31, 2002, 2001 and 2000



6.   BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

     The Company is organized and managed on a divisional basis related to the industry sectors to which the Company's staffing and recruitment services are provided. The Company evaluates performance based on divisional operating profit, which does not include goodwill amortization, interest and other income and expense, income taxes or an allocation of corporate expenses.

       At March 31,                           2002          2001         2000
                                          (pound)'000   (pound)'000  (pound)'000

       Divisional revenue:
       Communications Technology            72,577       100,026       78,910
       Science                              34,003        33,058       32,740
       Interim Management                    9,521        12,960        8,421
       Other                                     -           612          339
                                           -------       -------      -------
                                           116,101       146,656      120,410
                                           =======       =======      =======
       Divisional operating profit:
       Communications Technology            (2,168)        1,293        3,191
       Science                               1,882         2,399        3,516
       Interim Management                      858         1,761          947
       Other                                     -            63         (111)
                                           -------       -------      -------
                                               572         5,516        7,543
       Costs not allocated to divisions:
       Goodwill amortisation
             & impairment                   (9,960)       (1,145)      (1,008)
       Central costs                        (2,286)       (1,831)      (1,432)
                                           -------       -------       ------
       Total operating (loss)/income       (11,674)        2,540        5,103
                                           =======       =======       ======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended March 31, 2002, 2001 and 2000


6.   BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION (CONTINUED)

       Domestic and export revenues for the three years ended March 31, 2002 were as follows:

                                              2002          2001         2000
                                         (pound)'000   (pound)'000  (pound)'000

       United Kingdom                       69,301        74,138       63,101
       Continental Europe                   20,784        33,692       29,384
       North America                        23,218        31,175       24,252
       South America                           718         2,512          810
       Australasia                             457           998            -
       Rest of World                         1,623         4,141        2,863
                                           -------       -------      -------
                                           116,101       146,656      120,410
                                           =======       =======      =======


       Location of net property
           and equipment                    2002          2001         2000
                                       (pound)'000   (pound)'000  (pound)'000

       United Kingdom                        2,928         3,797        3,641
       Europe                                  189           263          168
       United States                           334           483          297
                                           -------       -------      -------
                                             3,451         4,543        4,106
                                           =======       =======      =======

     The Company did not receive more than 10% of consolidated revenue from any one customer in the three years ended March 31, 2002, 2001 and 2000. In the year ended March 31, 2002, billings to one communications technology customer amounted to 9.9% of consolidated revenue and in the year ended March 31, 2001, billings to two communications technology customers amounted to 9.8% and 9.6% of consolidated revenues. In all cases these billings were made to a number of different customer locations and/or by a number of different operations.


7.   COMMITMENTS AND CONTINGENCIES

     Leases

     The Company leases certain property and equipment under various operating and capital lease arrangements that expire over the next 20 years.

     Assets recorded under capitalized lease agreements included in the property, plant and equipment consist of the following:

       At March 31                                 2002           2001
                                                  (pound)'000   (pound)'000

       Land & buildings                             1,018             -
       Fixtures, fittings and equipment               238             -
       Accumulated depreciation                      (234)            -
                                                    -----          -----
                                                    1,022             -
                                                    =====          =====

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended March 31, 2002, 2001 and 2000


7.   COMMITMENTS AND CONTINGENCIES (CONTINUED)

     Future minimum lease payments under scheduled capital and operating leases that have initial or remaining noncancelable terms in excess of one year as of March 31, 2002 are as follows:

       Year ending March 31,                         Capital      Operating
                                                      leases       leases
                                                   (pound)'000   (pound)'000

       2003                                             153          688
       2004                                             153          526
       2005                                             153          369
       2006                                             153          160
       2007                                             153          126
       Thereafter                                     2,285          369
                                                     ------        -----
       Total minimum lease payments                   3,050        2,238
                                                                   =====
       Amount representing interest                  (1,343)
                                                     ------
       Obligations under capital lease                1,707
       Obligations due within one year                  (45)
                                                     ------
       Long term portion of capital
        lease obligation                              1,662
                                                     ======

     Operating lease expense of (pound)814,000, (pound)875,000 and (pound)714,000 was incurred in 2002, 2001 and 2000 respectively.



     Credit agreements

       At March 31,                       2002            2001
                                       (pound)'000    (pound)'000

       Bank overdraft                           -       10,350
                                           ======       ======

     The Company has a (pound)2.25 million (2001 - (pound)12.00 million and 2000
     - (pound)5.00 million) line of credit that allows for borrowings in various currencies secured by a general debenture over some of the assets of the Company and cross-guaranteed with and by its major UK subsidiaries. Borrowings under the line of credit bear interest at the base rate of the currency drawn plus a margin of 1.15%. At March 31, 2002 this facility was unused (2001 (pound)10.4 million drawn and 2000 (pound)0.3 million drawn). The facility expires 30 September 2002.

     The Company also has a revolving credit agreement secured by the accounts receivable of its S.Com Group plc subsidiary. At March 31, 2002 this facility was unused and credit of (pound)2.8 million was available. The facility expires in April 2004.

     As at March 31, 2001 the Company had pledged the assets and ordinary shares of the The Woolf Group, Inc. as security up to a maximum of $15m to the selling shareholders of The Woolf Group, Inc. in respect of the contingent consideration that lapsed in May 2002. This security was released during the year ended March 31, 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended March 31, 2002, 2001 and 2000


8.   OTHER INCOME & EXPENSE



       At March 31,                         2002          2001         2000
                                        (pound)'000   (pound)'000  (pound)'000

       Interest and other income
         Interest income                    128           131           35
         Foreign exchange gains               -           315            -
                                          -----         -----         ----
                                            128           446           35
                                          =====         =====         ====
       Interest and other expense
         Interest expense                   760           519          114
         Foreign exchange losses             58             -          570
         Other expense                       73           165
         Tender offer costs                   -           438
                                          -----         -----         ----
                                            891         1,122          684
                                          =====         =====         ====


9.   ACQUISITIONS AND DISPOSALS

     Acquisitions

     The Company made no acquisitions in the year ended March 31, 2002.

     In the year ended March 31, 2001, the Company acquired the Resource Management Division of Marconi Software Solutions Limited. The acquisition was accounted for by the purchase method and, accordingly, the purchase price (including transaction costs) was allocated among the identifiable tangible assets acquired and liabilities assumed based on their respective fair market values. The excess of purchase price over these estimated fair values of the net assets acquired was (pound)289,000 and was recorded as goodwill which is being amortized using the straight line method over 30 years. The results of acquired operations have been included in the consolidated income statement from the date of acquisition.

     In the year ended March 31, 2000, the Company acquired the entire issued share capital of Euromedica SARL, an executive search consultancy to the pharmaceutical and healthcare industries in France. Initial purchase price was (pound)250,000. Further cash consideration was dependent upon the operating profit of the Euromedica SARL for the year ending December 31, 2000 and amounted to (pound)159,000. The acquisition was accounted for by the purchase method and, accordingly, the purchase price (including transaction costs) was allocated among the identifiable tangible assets acquired and liabilities assumed based on their respective fair market values. The fair values allocated were approximately (pound)180,000 for the assets acquired and approximately (pound)174,000 for the liabilities assumed. The excess of initial purchase price over these estimated fair values of the net assets acquired was approximately (pound)268,000 and was recorded as goodwill which is being amortized using the straight line method over 30 years. The results of acquired operations have been included in the consolidated income statement from the date of acquisition.

     Contingent Consideration

     As at March 31, 2002 the Company has no contingent commitments to pay additional consideration in respect of acquisitions completed in 2001 and prior years (2001 contingent commitments of (pound)100,000 and 2000 contingent commitments of (pound)2.979 million).

     Disposals

     On April 4, 2001, the Company divested its Executive Selection Associates subsidiary, a company involved in recruitment in the construction and civil engineering sectors. This transaction had no significant effect on the results and cash flows of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended March 31, 2002, 2001 and 2000


10.  GOODWILL

       At March 31,                                      2002         2001
                                                    (pound)'000   (pound)'000

       Goodwill, beginning of period                     33,461        30,664
       Goodwill acquired during the period                  179         3,942
       Amortisation during the period                    (1,210)       (1,145)
       Impairment during the period                      (8,750)            -
                                                         -------       -------
       Goodwill, end of period                           23,680        33,461
                                                         =======       =======
     Goodwill Impairment

     Management has performed an impairment review in the light of the deterioration in operating performance during the year ended March 31, 2002 of businesses acquired in prior periods and the depressed state of business valuations in the staffing industry generally. The impairment was measured on the basis of discounted future cash flows of the business operations to which goodwill is allocated. The impairment charge of (pound)8,750,000 in the year ended March 31, 2002 consisted of (pound)1,000,000 in the Communications Technology business operations, (pound)4,750,000 in the Science business operations and (pound)3,000,000 in the Management business operations.

     The discounted cash flows were based upon management's budget for fiscal 2003 and projections through fiscal 2004 to 2012. The discount rate used was 11.1% which management estimate to be the Company's weighted average cost of capital.


11.  FINANCIAL INSTRUMENTS

     The Company's policy on financial instruments and derivatives are set out in note 1. The Company does not trade in financial instruments. Short term receivables and payables have been excluded from all of the following disclosures.

     (a)  Maturity profile of financial liabilities

       At March 31,                                   2002          2001
                                                  (pound)'000   (pound)'000

       Within one year or less or on demand                 -       10,350
                                                      =======      =======

     The Company had the following undrawn borrowing facilities at 31 March:

       Expiry date:
         Within one year or less or on demand                                                   5,050        2,007
                                                                                                =====        =====
     (b)  Interest rate and currency profile of financial liabilities and assets

       At March 31,                                                                             2002          2001
                                                                                            (pound)'000  (pound)'000
       Floating rate financial liabilities
         Currency
           Sterling                                                                                 -        1,092
           US$                                                                                  3,505        5,257
           Euro                                                                                   541        4,001
                                                                                                -----       ------
                                                                                                4,046       10,350
           less offsettable Sterling financial assets                                          (4,046)           -
                                                                                                -----       ------
       Gross financial liabilities                                                                  -       10,350
                                                                                                =====       ======
     Financial liabilities comprise bank overdrafts and amounts due under confidential invoice discounting arrangements. Interest on floating rate liabilities is based on the relevant national bank base rate. Interest rate risks on these liabilities are not hedged.




       At March 31,                                                                             2002          2001
                                                                                          (pound)'000  (pound)'000
       Non-interest bearing financial assets
         Currency
           Sterling                                                                             8,291            -
           US$                                                                                    742        1,227
           Euro                                                                                   620          443
                                                                                                -----        -----
                                                                                                9,653        1,670
           less offsettable US$ and Euro financial liabilities                                 (4,046)           -
                                                                                                -----        -----
       Gross financial assets                                                                   5,607        1,670
                                                                                                =====        =====


       Financial assets comprise cash at bank and in hand. Non-interest bearing assets are fully liquid and have no maturity period.

     (c)  Fair values of financial liabilities and assets

     The fair values of the Company's financial liabilities and assets were not materially different from their carrying values at March 31, 2002 and March 31, 2001.